PROSPECTUS	Filed Pursuant to Rule 424(b)(1) Registration No. 333-276724
2,760,000 Shares of Common Stock and Pre-Funded Warrants to Purchase 3,963,684 Shares of Common Stock

We are offering up to 6,723,684 shares of common stock, including shares of common stock underlying Pre-Funded Warrants that we may issue as described below, at a purchase price of $0.38 per share of common stock pursuant to this prospectus.

We are also offering to certain purchasers whose purchase of shares of common stock in this offering would otherwise result in the purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or such other percentage as may be required by the investor) of our outstanding common stock immediately following the consummation of this offering, the opportunity to purchase, if any such purchaser so chooses, Pre-Funded Warrants in lieu of shares of common stock. The offering price for each Pre-Funded Warrant is $0.379.

The Pre-Funded Warrants will not have an expiration date and will be exercisable immediately. The exercise price for the Pre-Funded Warrants will be equal to $0.001.

We have also registered for public sale 67,237 shares of common stock, issuable to the placement agent upon the exercise of a warrant to be issued to the placement agent.

Our common stock is listed on The Nasdaq Capital Market under the symbol “AGFY.” On February 27, 2024, the last reported sale price of our common stock on The Nasdaq Capital Market was $0.5171 per share.

There is no established public trading market for the Pre-Funded Warrants, and we do not expect a market to develop. In addition, we do not intend to apply for the listing of the Pre-Funded Warrants on any national securities exchange or other nationally recognized trading system. Without an active trading market, we expect the liquidity of the Pre-Funded Warrants will be limited.

We are an “emerging growth company” and a “smaller reporting company” as those terms are defined under the federal securities laws and, as such, have elected to comply with certain reduced public company reporting requirements.

You should read this prospectus, together with additional information described under the heading “Where You Can Find More Information,” carefully before you invest in our common stock.

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Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 14 of this prospectus, and under similar headings in the other documents that are incorporated by reference into this prospectus, for a discussion of information that should be considered in connection with an investment in our securities.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

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	Per Share	Per Pre-Funded Warrant	Total
Offering price	$0.38	$0.379	$2,551,036.24
Placement agent fees(1)	$0.0266	$0.02653	$178,572.54
Proceeds, before expenses, to Agrify(2)	$0.3534	$0.35247	$2,372,463.70

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(1)      In addition to placement agent fees, Agrify has agreed to reimburse the placement agent for certain expenses. In addition, we will issue to the placement agent a warrant to purchase up to one percent (1%) of the aggregate number of shares of common stock (or Pre-Funded Warrants) issued in this offering. See “Plan of Distribution” beginning on page 115 of this prospectus for additional information regarding total placement agent compensation.

(2)      Does not give effect to any exercise of the Pre-Funded Warrants being issued in this offering.

We have retained Alexander Capital, L.P. as our exclusive placement agent to use its reasonable best efforts to solicit offers to purchase the securities in this offering. The placement agent has no obligation to buy any of the securities from us or to arrange for the purchase or sale of any specific number or dollar amount of the securities. Because there is no minimum offering amount required as a condition to closing in this offering, the actual public offering amount, placement agent fees, and proceeds to us, if any, are not presently determinable and may be substantially less than the total maximum offering amounts set forth above.

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We expect to deliver the securities to investors on or about February 28, 2024.

ALEXANDER CAPITAL, L.P.

The date of this prospectus is February 28, 2024

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ABOUT THIS PROSPECTUS

We have not, and the placement agent has not, authorized anyone to provide you with information that is different from that contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. When you make a decision about whether to invest in our securities, you should not rely upon any information other than the information contained in or incorporated by reference in this prospectus or in any free writing prospectus that we may authorize to be delivered or made available to you. Neither the delivery of this prospectus nor the sale of our securities means that the information contained in this prospectus or any free writing prospectus is correct after the date of this prospectus or such free writing prospectus. This prospectus is not an offer to sell or the solicitation of an offer to buy our securities in any circumstances under which the offer or solicitation is unlawful.

For investors outside the United States: We have not, and the placement agent has not, taken any action that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the securities covered hereby and the distribution of this prospectus outside the United States.

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity and market share, is based on information from our own management estimates and research, as well as from industry and general publications and research, surveys and studies conducted by third parties. Management estimates are derived from publicly available information, our knowledge of our industry and assumptions based on such information and knowledge, which we believe to be reasonable. Our management estimates have not been verified by any independent source, and we have not independently verified any third-party information. In addition, assumptions and estimates of our and our industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause our future performance to differ materially from our assumptions and estimates. See “Special Note Regarding Forward-Looking Statements.”

We further note that the representations, warranties and covenants made by us in any agreement that is filed as an exhibit to the registration statement of which this prospectus is a part were made solely for the benefit of the parties to such agreement, including, in some cases, for the purpose of allocating risk among the parties to such agreements, and should not be deemed to be a representation, warranty or covenant to you. Moreover, such representations, warranties or covenants were accurate only as of the date when made. Accordingly, such representations, warranties and covenants should not be relied on as accurately representing the current state of our affairs.

We have proprietary rights to trademarks used in this prospectus, including Agrify®. Solely for our convenience, trademarks and trade names referred to in this prospectus may appear without the “®” or “™” symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent possible under applicable law, our rights or the rights to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies. Each trademark, trade name, or service mark of any other company appearing in this prospectus is the property of its respective holder.

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PROSPECTUS SUMMARY

The following summary highlights information contained elsewhere in this prospectus. It may not contain all of the information that is important to you. You should read the entire prospectus carefully, especially the discussion regarding the risks of investing in our securities under the heading “Risk Factors,” before investing in our securities. All references to “Company” “we,” “our” or “us” refer solely to Agrify Corporation and its subsidiaries and not to the persons who manage us or sit on our Board of Directors.

Business Overview

We are a leading provider of innovative cultivation and extraction solutions for the cannabis industry, bringing data, science, and technology to the forefront of the market. Our proprietary micro-environment-controlled Agrify Vertical Farming Units (or “VFUs”) enable cultivators to produce high quality products with what we believe to be unmatched consistency, yield, and return investment at scale. Our comprehensive extraction product line, which includes hydrocarbon, alcohol, solventless, post-processing, and lab equipment, empowers producers to maximize the quantity and quality of extract required for premium concentrates.

Since our inception, we have gone from primarily developing, selling, and supporting our VFUs along with our fully integrated Agrify Insights™ cultivation software (“Agrify Insights™”) to being able to offer customers a far more complete set of solutions, products, and services across both cultivation and extraction. This has been a function of both our natural evolution and through a set of strategic mergers and acquisitions. Since 2020, we have integrated six new brands into Agrify’s broader organization. Our first acquisition, TriGrow Systems, Inc., was completed in January 2020. TriGrow Systems, Inc. was formerly the exclusive distributor of Agrify’s VFUs. We added Harbor Mountain Holdings, LLC to our portfolio on July 21, 2020, to help scale up our manufacturing strategy with engineering, prototyping, manufacturing, testing, warehousing, and installation services. Since October 2021, we have been strategically focused on establishing ourselves as a global leader in the cannabis and hemp extraction equipment industry, complementing our cutting-edge cannabis and hemp cultivation solutions. Over five months, we acquired four of the top brand names in the industry. On October 1, 2021, we acquired Precision Extraction Solutions, a market leader in developing and producing high-quality hydrocarbon and alcohol extraction solutions, and Cascade Sciences, LLC, a market leader in developing and producing high-quality vacuum purge ovens and decarboxylation ovens. On December 31, 2021, we acquired PurePressure, LLC, a market leader in developing and producing high-quality solventless extraction solutions and advanced ice-water hash processing equipment in the cannabis and hemp industry. Lastly, on February 1, 2022, we completed our acquisition of LS Holdings Corp., a market leader in developing and producing high-quality distillation and solvent separation solutions for the cannabis and hemp industry.

We now offer our customers an extensive ecosystem of solutions, products, training, and service capabilities in what has historically been a highly fragmented market. Our offerings, which are described in more detail below, are compelling on their own. However, we believe what sets us apart is our ability to bring to the market the most comprehensive set of cultivation and extraction solutions from a single provider. As a result, we believe we are well-positioned to capture market share and create a dominant market position in the indoor cannabis sector. We currently have two primary areas of business focus:

•        Cultivation Solutions; and

•        Extraction Solutions.

Cultivation Solutions

While we do not cultivate, come in contact with, distribute, or dispense cannabis or any cannabis derivatives that are currently prohibited under U.S. federal law, our equipment and business solutions can be used within indoor grow facilities by fully licensed cannabis cultivators. We sell our proprietary cultivation solutions to independent licensed cultivators. The two primary products we sell are the VFUs and Agrify Insights™. We believe we are one of a limited number of companies offering a fully integrated cultivation solution optimized for precision growing with robust automation capabilities in the industry.

Agrify Vertical Farming Unit

Our proprietary VFU technology offers a modular, compartmentalized micro-climate growing system for indoor vertical farming. Our VFU system is designed for craft farmers, single-state operators, and multi-state operators who are looking to consistently produce higher-quality crops at scale. The VFUs are designed to line up horizontally in rows, and can be stacked vertically up to three units tall, taking advantage of unused indoor vertical space with the below benefits:

•        Superior Floor Space Utilization.    Each VFU provides two tiers of growing canopy. Our units introduce an open-room facility design approach to maximize available cultivation floor space while offering superior risk mitigation via individual compartmentalized cultivation chambers which aim to contain potential biological threats to cultivation facilities.

•        Precise Environmental Controls.    Each VFU has an Environmental Control Unit that is integrated with our proprietary cultivation software, Agrify Insights™. This integration allows for precise control and automation over light photoperiod and intensity, temperature, humidity, vapor pressure deficit (“VPD”), carbon dioxide, fertigation, and irrigation throughout the lifecycle of the plants.

•        Modular Scalability.    The VFU is designed to stack up to three units tall, sextupling production volume over the same traditional footprint. Each unit is designed to easily integrate with a mezzanine catwalk system providing unparalleled access to all levels of cultivation.

•        Worker Safety & Efficiency.    The VFU’s design was thoughtful and intentional; from the ergonomic dimensions that facilitate safe, easy access to plants for scouting and plant husbandry, to the integrated catwalks that allow cultivators to work from a safe sitting or standing position without the need for scissor lifts, ladders or removable platforms.

•        Biosecurity and Risk Mitigation.    The VFU has a motorized curtain on both sides of the unit that encloses the grow area to prevent light pollution and the spread of disease that would typically lead to facility-wide crop failure. Contamination can be controlled and limited to the affected units, which are designed with sanitation in mind. From the aluminum frame to the selection of antimicrobial plastics and down to the IP65 electronics and polycarbonate-lensed LED lights, the entire VFU can be easily sanitized, especially with the VFU’s High Heat mode, which helps sanitize all internal VFU surfaces effortlessly.

Agrify Insights™

The VFUs are designed to work in conjunction with our Agrify Insights™ software. Each VFU sold includes a license for Agrify Insights™ and a monthly Software-as-a-Service (“SaaS”) subscription fee is charged per VFU. The VFU cannot operate successfully without Agrify Insights™, and we typically charge between $1,500 to $2,400 per VFU sold annually. Agrify Insights™ license agreements are generally for a multi-year term, with an annual auto-renewal.

Agrify Insights™ is a SaaS-based solution that interfaces with our proprietary hardware to provide customers with real-time control and monitoring of facilities, growing conditions and insights into both production and profit optimization. The combination of precise environmental control and automation with data collection and actionable insights empowers our customers to be more efficient, more productive, and more intelligent about how they run their businesses. We believe that the robust data analytics capabilities from our Agrify Insights™ platform, coupled with our VFU system, is enabling our customers to transform their businesses and quality of the product they are cultivating.

Agrify Insights™ is focused on optimizing four key components:

•        Optimization at the plant level;

•        Optimization at the VFU unit level;

•        Optimization at the facility level; and

•        Optimization at the business level.

When these key components are combined, they encompass the cultivation operations of an Agrify customer. By reducing human error and providing insights through data collection and analysis, Agrify Insights™ minimizes risk and increases operational efficiencies. Ultimately, our customers seek to produce end products with the highest level of consistency no matter where they are located.

Plant-Level Optimization

Central to our solution is granular control of the cultivation environment. A crop’s end-product is determined by the plant’s genetics and the environment in which the plants are grown. Control over the growing environment is accomplished through the integration of Agrify Insights™. Agrify Insights collects data from multiple sensors on a per plant basis between 4 and 60 times an hour. This can result in between 100 thousand and 151 million data points annually, depending on the number of plants and fluctuations in the VFU microclimate. By recording data points and reproducing specific environments based on the data, cultivators can effectively minimize the variation in their crops and dial-in the maximum quality. Individual plant varietals can be optimized by tailoring the grow plan (recipe for cultivation) to enhance genetic traits; increasing the temperature can speed chemical processes and growth rates and adjusting the length of different phases of a plant’s lifecycle can maximize the crop’s yield. Additionally, when new varieties of plants are cultivated, having multiple controlled, compartmentalized, growth chambers allow for iterative experiments which offer real insight into how new varieties are best cultivated which is beneficial for research and development purposes.

Our “Grow Plans” are the templates or recipes that define the parameters for each lifecycle. Grow Plans define the environmental settings (light-photoperiod and intensity, temperature, humidity, VPD, CO2, irrigation, fertigation) for each crop variety and cultivator as well as the schedule for completing, as applicable, “plant touching” tasks such as bottoming, pruning, and harvesting. Agrify Insights™ ships to the customer with many pre-developed Grow Plans and customers can create their own Grow Plans, electing to share them with other customers or not.

Individual VFU Level Optimization

Our VFU hardware provides cultivation environmental control within the grow chamber. This hardware and its component valves, motors and sensors are directed and controlled by Agrify Insights™.

•        Monitor and Control Agrify Hardware.    Agrify Insights™ can either automatically or manually control our hardware. For example, the water-chilled fan coil can keep the temperature in a range accurate to 1.5 degrees Fahrenheit.

•        Cultivation Environmental Control.    Using Agrify Insights™, users can view environmental charts that plot temperature, humidity, and carbon dioxide over time. It also shows when plant irrigation occurs and whether the unit is in cooling, circulating, or dehumidifying mode. We sample these values every minute and report them back to the cloud every 15 minutes or more often if significant changes occur. Each growing chamber reports millions of data points annually, enabling our clients to perform an in-depth analysis of their grow performance. The manual control screen visualizes the current state of the grow chamber and allows our technicians to take direct control for troubleshooting, if necessary. The device log shows us what decisions were made by Agrify Insights™ and why.

Facility Level Optimization

Our modular VFUs are deployed in scale at a customer’s facility with the smallest commercial operation deployment being 60 VFUs to date. Agrify Insights™ is designed to operate these individual VFUs as a combined facility. Agrify Insights™ features at the facility level include:

•        Production Planning.    The production planning feature is designed to maximize a facility’s utilization by executing a “best-fit” scheduling algorithm to selected Grow Plans across VFUs that have been deployed at a customer facility. Since grow plans typically have a different number of growing days that start on staggered schedules, this module is a critical component for optimizing the planting and moving schedules, significantly increasing plant production, and reducing the cost per pound of harvest.

•        Workforce Management.    Agrify Insights™ includes a workforce planning feature to assign tasks to staff. These tasks can be automatically assigned based on the user role or their knowledge, skills, and abilities. The calendar displays the estimated time required to complete plant-touching tasks on any given day.

•        Automatic Notification System.    Users can select to subscribe to anomalous events, and users are notified in the order in which they are listed. If a user does not acknowledge the notification within the specified time frame, the next user in the list is notified, providing the business with 24/7 monitoring and notifications.

•        Preventative Maintenance.    Our equipment and facility preventative maintenance schedules and related tasks are contained, tracked, and monitored within Agrify Insights™.

•        Facility Infrastructure Controls.    Agrify Insights™ controls the irrigation on a facility level and connects with the water chilled HVAC system and ambient lighting system, providing our customers with a central piece of software for facility management.

Optimization at the Business Level

Agrify Insights™ analysis features enable customers to understand how cultivation decisions impact their overall business. Understanding the data from the cultivation facility can help our customers better plan and make informed decisions that impact downstream parts of their business.

•        Consumables Procurement Integration.    Each task can also be assigned a set of consumables whose inventory will be reduced when the task is started. This feature can help customers manage supply levels and can automatically create purchase orders so that they never run out of required supplies.

•        Online Standard Operating Procedures (“SOPs’’) and Safety Datasheets.    Agrify Insights™ hosts digital copies of our included Standard Operating Procedures and datasheets, or users can upload their own via our content management system, ensuring that the most recent version of SOPs and forms are available to users.

•        Roles-Based Dashboards.    Ability to obtain access to information specifically suited to your workforce’s various needs. Facility owners have access to high-level information about crop yields and equipment usage in an easy-to-understand scorecard. Farm managers receive a worksheet and calendar that lets them manage their workforce and automatically assign plant-touching tasks. This also provides facility managers with an ongoing window into consumables and lets them set inventory levels.

•        Data Collection.    Agrify Insights™ is a centralized repository for all data relating to the cultivation aspects of our clients’ business, including research and development testing data, and the ability to capture and compare test results. By doing so, Agrify Insights™ becomes a customers’ cultivation statement of record.

•        Financial Simulator/What If Scenarios.    Our operating expenses (“OpEx”) calculator enables users to evaluate impacts to profitability by changing hundreds of attributes including, but not limited to, changes to costs in labor, electric, water, CO, and growing media as well as potential volatility in yields and pricing.

•        Regulatory Reporting Integration.    We have integrated our software with Metrc, a leading seed-to-harvest compliance management and tracking solution, which will enable our customers to handle most regulatory reporting directly through Agrify Insights™.

Cultivation Deployment Options

Rapid Deployment Pack (“RDP”) Program

The RDP program was established in 2022 to make it easier for a broader range of customers to access our award-winning cultivation technology. Featuring our flagship VFUs in a prepackaged, self-contained, and quick-to-deploy format, the thoughtfully designed and engineered RDPs offer an accelerated path to production, cash flow, and profitability for customers. By removing certain barriers and points of friction with the RDPs, we can provide customers who have properly equipped facilities with best-in-class cultivation capabilities in potentially as little as 90 days. Once installed, the modular nature of the RDPs allows for seamless expansion opportunities, enabling customers the flexibility to grow and scale.

TTK Solution

While we do not intend to enter into any new TTK Solutions for the foreseeable future, we have deployed this program with certain key customers. We also believe that our data-driven TTK Solution for cultivation solutions is unlike any other customer solution being offered and enables our customers to get to market faster by providing them with our seamlessly integrated hardware and software offerings as well as access to capital and a wide range of associated services from experts including consulting, training, design, engineering, and construction to form what we believe is the most complete solution available from a single provider. We engage qualified cannabis operators in the early phases of their business plans and provide critical support, typically over a 10-year period.

Our TTK Solution provides our valued customers with the benefit of working with a single, highly qualified provider in what has historically been a decentralized market full of piecemeal solutions that were not necessarily designed and engineered to work harmoniously with one another. Given the significant shortcomings associated with traditional indoor grow methods across all commercial agriculture segments, it was apparent that a new paradigm in indoor cultivation was needed, which is why we have brought a more modern, manufacturing style approach that is process driven through technology and measured via data and analytics. Overall, our holistic approach to addressing our customers’ cultivation needs treats their production facilities as an end-to-end ecosystem whose success depends on all components working together optimally. Despite the rapidly growing cannabis and hemp industry, many growers and processors face some significant obstacles to their operations that pose a serious threat to their long-term viability.

We believe Agrify’s proprietary TTK Solution is the key to resolving many of the challenges our customers encounter. We have set ourselves apart by bringing to market a horticulturist expertise, bundled solution of state-of-the-art equipment, software and services that is turn-key, end-to-end, fully integrated and optimized for precision growing and extraction. Agrify’s TTK Solution provides customers with the following bundled equipment and services:

•        Facility design, lab design, and engineering services

•        Facility and lab build-out project management

•        Agrify VFUs

•        Agrify data driven Agrify Insights™

•        Agrify extraction products

•        Expert horticulturist training and ongoing support

Extraction Solutions

While we do not extract, come in contact with, distribute, process, or dispense cannabis or hemp or any cannabis or hemp derivatives that are currently prohibited under U.S. federal law, our extraction equipment and business solutions can be used within indoor processing facilities by fully licensed cannabis and hemp cultivators and processors or in some cases, by individual processors for individual use in compliance with applicable law. We sell our proprietary extraction solutions to independent, licensed cultivators and processing labs.

Cannabis represents a potential cornucopia of medicinal and pharmaceutical advancement. Cannabis produces over 550 different phytochemicals, over 120 of which are cannabinoids like tetrahydrocannabinol (“THC”) and cannabidiol (“CBD”). Other cannabinoids like varins, cannabigerivarin (“CBGV”), tetrahydrocannabivarin (“THCV”), and cannabidivarin (“CBDV”) are less well known and potentially offer significant value. As we continue to learn more about the complex chemical composition of cannabis, the need for distillation solutions is clear. Distillation enables the identification, isolation, and separation of valuable cannabis metabolites. The ability to take cannabis compounds distilled into their pure forms, and then recombine them into specific, purposeful end-products could have significant potential for the pharmaceutical industry in the future.

As stated previously, we strategically acquired four of the top brands in the extraction space in late 2021 and early 2022 in Precision Extraction, PurePressure, Lab Society, and Cascade Sciences. These iconic brands encompass everything from hydrocarbon, alcohol, and solventless extraction to distillation and post-processing and have supported and continue to support over 90% of legal operators in one fashion or another.

Combined, these four acquisitions provide what we believe to be the most comprehensive extraction solutions from a single provider, with over 7,000 customers, including over 30 Multi-State-Operators, and some of the best extraction labs in the industry. Our leading extraction brands provide equipment and solutions for extraction, post-processing, and testing for the cannabis and hemp industries. The extraction, post-processing and testing services are complementary and highly attractive areas of the supply chain.

Our extraction division now offers cutting-edge technologies and end-to-end service solutions. Solutions from the extraction division include equipment, technology, facility and lab design, training, and extensive research and development capabilities. By providing new hardware-as-a-service we intend to capture higher margin recurring revenue and supply chain optimization through streamlined product sourcing, purchasing, manufacturing, and warehousing.

These acquisitions have greatly expanded our product and service offerings in the post-harvest segment of the supply chain. We believe we are positioning Agrify as one of the most vertically integrated total solutions provider for our cannabis and hemp customers. According to a report published by Grand View Research in November 2022, the global cannabis extraction market is expected to potentially grow to $15.5 billion by 2030, and as the cannabis industry continues to experience rapid growth globally, we expect the sales of our extraction solutions to follow a similar growth trajectory.

Cannabis Market Opportunity

While we do not cultivate, come in contact with, distribute or dispense cannabis or any cannabis derivatives that are currently prohibited under U.S. federal law, our cultivation solutions can be used within state-licensed indoor grow facilities by cannabis cultivators if they choose to do so.

In the U.S., the development and growth of the regulated medical and recreational (adult-use) cannabis industry has generally been driven by state law and regulation, and accordingly, the market varies on a state-by-state basis. State laws that legalize and regulate cannabis for medicinal reasons allow patients to consume cannabis with a designated healthcare provider’s recommendation, subject to various requirements and limitations. As of January 2023, 39 states have passed laws allowing their citizens to use medical cannabis. On top of this medical condition growth trend, there has been a slow but steady increase in the number of states that have chosen to legalize cannabis for recreational use. As of January 2023, 21 states have passed laws allowing their citizens to use recreational cannabis. Shifting public attitudes and state law and legislative activity are driving this change as indicated by a 2019 poll by Quinnipiac University that found that 93% of Americans support patient access to medical-use cannabis if recommended by a doctor, which was the same level of support from a similar poll conducted by Quinnipiac University in 2018. Similarly, the trend toward further legalization and regulation of cannabis sales is spreading globally. As of the date of this report, over 70 countries outside the U.S. currently have medicinal cannabis regulation in force, and that number is expected to significantly increase over time.

Given that the market size of legal cannabis in the U.S. in 2022 was estimated to be $27.7 billion according to MarketsandMarkets research Pvt Ltd, and 88% of legal U.S. cannabis cultivators grow indoors (Fluence 2022 Industry lighting report), we estimate that the indoor segment of the legal U.S. cannabis sector is a $10 billion market with the expectation that there will be even more growth on the horizon. A recent report from statista.com projected global cannabis revenue to reach $47.2 billion in 2023, with annual growth rate of 12.69%, with a projected global market volume of $76.1 billion by 2027.

The different cultivation environments for cannabis each have advantages and disadvantages, and this leads to a variance in price points based on quality, actual and perceived, and process. Based on the Fluence 2022 state of the cannabis industry lighting report, 88% of cultivators have some or all of their facilities growing indoors, up 9% over 2021.

Our Competitive Strengths

We believe our business has, and our future success will be driven by, the following competitive strengths:

•        Innovative Technology in an Attractive Growing Industry.    Our innovative solutions are aimed at large and growing U.S. domestic and global markets. We believe we are the only provider of a fully integrated end-to-end hardware and software turnkey solution for indoor cultivation and extraction facilities that allows customers to produce high-quality products with consistency at scale while meeting the growing demand and needs of end users at a relatively low cost. As such, we believe we have a first mover advantage due to innovating this new type of smart cannabis and hemp cultivation and processing solution, which is already designed, manufactured, and implemented in several commercial scale deployments across multiple states within the U.S.

•        Integrated Proprietary Components.    We design and create our own hardware, software, and SOPs from the ground up rather than buying piecemeal from third parties. We take a systems-engineered integrated approach that we believe has inherent advantages over other, ad-hoc systems.

•        Emphasis on Precision and Consistency Through Our Proprietary Grow Solutions.    While being able to help our customers increase capacity, yield and consequently revenues holds a tremendous amount of value, we believe that our biggest differentiator is our ability to impact the actual quality and consistency of the output by controlling the environment in which the crops are grown and all the variables that influence harvests with an unparalleled level of precision. The by-product of our TTK Solution is that our customers can create consistent high-quality products with repeatability from anywhere similar to any other consumer product company that provides a branded food or drink product.

•        Emphasis on Precision and Consistency Through Our Extraction Division.    In addition to our premium grow solutions, we have begun offering our customers industry leading cannabis and hemp extraction equipment, design, and training solutions. By acquiring leading brands earlier this year, we are immediately able to offer our customers premium solutions to meet their processing needs in this rapidly expanding sector.

•        Market Knowledge and Understanding.    We have extensive experience with controlled agriculture environments, extraction, post-processing, and scale-up manufacturing, as well as industry technical knowledge and relationships. We are keenly aware of the struggles that indoor cultivators and extractors face, and we serve as a credible and collaborative partner through the entire customer lifecycle. We believe that our fully integrated TTK Solution, extraction equipment and ancillary services are the key to resolving many of the challenges our customers face.

•        Differentiated Business Model.    Unlike many of our competitors, we offer a diversified mix of hardware, software, and services, which leads to potential multiple revenue streams. Given the nature of our deployments, we become deeply embedded in our customers’ operations through our numerous product offerings. This puts us in a position where customer success is directly tied to our equipment. Our ability to differentiate our business model provides us with multiple opportunities to expand our installed user base, which we believe will lead to future high-margin and stable recurring SaaS revenues, via our Agrify Insights™ and production fee revenues.

Our Growth Strategy

We have developed a multi-pronged growth strategy as described below to help us capitalize on the sizable opportunity at hand. Through methodical sales and marketing efforts, cultivation and extraction solutions, and scale-up manufacturing, we believe we have implemented several key initiatives we can use to grow our business more effectively. We also intend to opportunistically pursue the strategies described below to continue our upward trajectory and enhance shareholder value. We believe we have significantly improved our new bookings and qualified pipeline. With our expanded product line that includes quality extraction solutions, we have become more attractive to our prospects and customers, enhancing our overall appeal and the scope of opportunities we are able to pursue. We expect our qualified pipeline and new bookings of opportunities to continue to grow.

Regulatory Implications of Providing Equipment and Services in the Cannabis and Hemp Industry

We sell products and services that end users may purchase for use in industries or segments, including the growing and processing of cannabis and hemp, which are subject to varying, inconsistent, and rapidly changing laws, regulations, administrative practices, enforcement approaches, judicial interpretations, and consumer perceptions. For example, certain countries and 38 U.S. states have adopted frameworks that authorize, regulate, and tax the cultivation, processing, sale, and use of cannabis for medicinal and/or non-medicinal use, while the U.S. Controlled Substances Act and the laws of other U.S. states prohibit growing cannabis. In addition, with the passage of the Farm Bill in December 2018, hemp cultivation is now broadly permitted. The Farm Bill explicitly allows the transfer of hemp-derived products across state lines for commercial or other purposes. It also removes restrictions on the sale, transport, or possession of hemp-derived products, so long as those items are produced in a manner consistent with the law. Our products are multi-purpose products and may be used on a wide range of plants and are purchased by cultivators who may grow any variety of plants, including cannabis and hemp.

Although the majority of states now have laws that regulate or decriminalize various types of cannabis use, marijuana remains a Schedule I drug under the Controlled Substances Act, making it illegal under federal law in the U.S. to, among other things, cultivate, distribute or possess cannabis in the U.S. In those states in which the use of marijuana has been legalized, its use remains a violation of federal law pursuant to the Controlled Substances Act. The Controlled Substances Act classifies marijuana as a Schedule I controlled substance, and as such, medical and adult cannabis use is illegal under U.S. federal law. Unless and until the U.S. Congress amends the Controlled Substances Act with respect to marijuana (and the President approves such amendment), there is a risk that federal authorities may enforce current federal law. Financial transactions involving proceeds generated by, or intended to promote, cannabis-related business activities in the U.S. may form the basis for prosecution under applicable U.S. federal money laundering legislation. The approach to enforcement of such laws by the federal government in the U.S. has trended toward non-enforcement against individuals and businesses that comply with medical or adult-use cannabis regulatory programs in states where such programs are legal, strict compliance with state laws with respect to cannabis.

In most states that have legalized medical- and recreational-use cannabis in some form, the growing, processing and/or dispensing of cannabis generally requires that the operator obtain one or more licenses in accordance with applicable state requirements. In addition, many states regulate various aspects of the growing, processing and/or dispensing of cannabis and hemp. Local governments in some cases also impose rules and regulations on the manner of operating cannabis and hemp businesses. As a result, applicable state and local laws and regulations vary widely, including, but not limited to, regulations governing the medical cannabis program, product testing, the level of enforcement by state and local authorities on non-licensed cannabis operators, state and local taxation of regulated cannabis products, local municipality bans on operations and operator licensing processes and renewals.

As part of its rigorous due diligence policy on all potential customers, we carefully review the appropriate licensure of each potential customer in the cannabis and hemp industry for compliance with applicable local, state, and federal laws. We are not involved in the cultivation, processing, or retail of cannabis products and never takes a controlling interest in any of the operations of its cannabis customers as a matter of state law.

Implications of Being an Emerging Growth Company and Smaller Reporting Company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, which we refer to as the JOBS Act. As a result, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements that are applicable to other companies that are not emerging growth companies. Accordingly, for so long as we are an “emerging growth company,” we will not be required to:

•        engage an auditor to report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act;

•        comply with any requirement that may be adopted by the Public Company Accounting Oversight Board, or the PCAOB, regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

•        submit certain executive compensation matters to shareholder advisory votes, such as “say-on-pay,” “say-on-frequency,” and “say-on-golden parachutes;” or

•        disclose certain executive compensation-related items such as the correlation between executive compensation and performance and the comparison of the chief executive officer’s compensation to median employee compensation.

In addition, the JOBS Act provides that an “emerging growth company” can use the extended transition period for complying with new or revised accounting standards.

We will remain an “emerging growth company” until the earliest to occur of:

•        our reporting $1 billion or more in annual gross revenues;

•        our issuance, in a three-year period, of more than $1 billion in non-convertible debt;

•        the end of the fiscal year in which the market value of our common stock held by non-affiliates exceeds $700 million on the last business day of our second fiscal quarter; and

•        December 31, 2026.

We cannot predict if investors will find our securities less attractive because we may rely on these exemptions, which could result in a less active trading market for our securities and increased volatility in the price of our securities.

Finally, we are a “smaller reporting company” (and may continue to qualify as such even after we no longer qualify as an emerging growth company) and accordingly may provide less public disclosure than larger public companies, including the inclusion of only two years of audited financial statements and only two years of management’s discussion and analysis of financial condition and results of operations disclosure. As a result, the information that we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests.

Recent Developments

Note Acquisition and Warrant Issuance

On October 27, 2023, following the execution of the Modification Agreement (as defined below), CP Acquisitions LLC (the “New Lender”), an entity affiliated with and controlled by Raymond Chang, our Chairman and Chief Executive Officer, and I-Tseng Jenny Chan, a member of our Board of Directors, purchased from an institutional investor (the “Former Lender”) the Senior Secured Note issued by us to the Former Lender on August 19, 2022 (the “Exchange Note”) and the Senior Secured Convertible Note issued by us to the Former Lender on March 10, 2023 (the “Convertible Note”). As a condition to the Note Purchase, we and the New Lender entered into an acknowledgment and release (the “Release Agreement”) with the Former Lender, pursuant to which we and the New Lender released the Former Lender from any claims, demands, actions, suits, obligations and causes of action arising on or before the date thereof.

On October 27, 2023, as a condition precedent to the Note Purchase, we entered into a letter agreement (the “Letter Agreement”) with the Former Lender. Pursuant to the Letter Agreement, we agreed, immediately prior to the note purchase transaction, to exchange $3.0 million in principal and approximately $1.1 million in accrued but unpaid interest outstanding under the Exchange Note for a warrant (the “Exchange Warrant”) to purchase 2,809,669 shares of common stock. Additionally, we agreed to exchange the 375,629 shares of common stock held in abeyance for the Former Lender under the terms of the letter agreement between us and the Former Lender dated as of April 26, 2023 for a warrant to purchase 375,629 shares of common stock (the “Abeyance Warrant”).

Each of the Exchange Warrant and the Abeyance Warrant has an exercise price of $0.001 per share, became exercisable upon issuance, has a term of five years from the date of issuance and is exercisable on a cash basis or on a cashless exercise basis at the Former Lender’s election. The Former Lender exercised the Exchange Warrant and Abeyance Warrant in full during January and February 2024.

Note Amendment and Secured Promissory Note

On July 12, 2023, we issued an unsecured promissory note in favor of GIC Acquisition, LLC (“GIC”), an entity that is owned and managed by Raymond Chang, our Chairman and Chief Executive Officer. On October 27, 2023, we and GIC amended and restated the Note (the “GIC Note”). Pursuant to the terms of the GIC Note, as restated, the maturity date was extended until December 31, 2023 and we granted a junior security interest in our assets. On January 25, 2024, we and GIC amended and restated the GIC Note to increase the principal amount thereunder to $1.0 million, all of which is currently outstanding under the GIC Note, and to extend the maturity date until June 30, 2024.

Concurrently with the restatement of the GIC Note, we issued a junior secured promissory note (the “Junior Secured Note”) to the New Lender. Pursuant to the Junior Secured Note, the New Lender loaned an aggregate of approximately $4.0 million to us. The Junior Secured Note bore interest at a rate of 10% per annum, had a maturity date of December 31, 2023, and could be prepaid without any fee or penalty. The Junior Secured Note was a junior secured obligation.

Note Amendment, Consolidation and Conversion

On January 25, 2024, following stockholder approval at an annual meeting of stockholders on January 8, 2024, we and the New Lender consolidated the outstanding principal and interest due under the Junior Secured Note and the Exchange Note into the Convertible Note and amended and restated the Convertible Note (as amended and restated, the “Restated Note”), with an outstanding principal amount of approximately $18.9 million at the time of issuance of the Restated Note. The Restated Note amended the terms of the Convertible Note by, among other things, (i) reducing the conversion price to $1.46 per share of common stock, (ii) increasing the beneficial ownership limitation to 49.99% with respect to any individual or group, provided that the New Lender may assign its right to receive shares upon conversion to Mr. Chang and/or Ms. Chan or their affiliates, in which case the 49.99% beneficial ownership limitation will apply to each of them individually, (iii) extending the maturity date to December 31, 2025, (iv) increasing the interest rate from 9% to 10% per annum, (v) increasing the default interest from 15% to 18% per annum, and (vi) providing for the payment of interest every six months, or in lieu of cash interest payments, we may issue shares as payments-in-kind at a conversion price equal to the higher of (i) $1.46 or (ii) a 20% discount to our trailing seven-day volume weighted average price as of the date of interest payment. Immediately following the execution of the Restated Note, the New Lender immediately elected to convert approximately $3.9 million of outstanding principal into an aggregate of 2,671,633 shares of common stock, and assigned its rights to receive such shares to entities affiliated with Mr. Chang and Ms. Chan. Following the conversion, there was $15.0 million in principal amount outstanding under the Restated Note.

Mack Molding Settlement and Warrant Issuance

Immediately prior to the note purchase described above on October 27, 2023, and with an effective date as of October 18, 2023, we entered into a Modification and Settlement Agreement (the “Modification Agreement”) with Mack Molding Company (“Mack”). Pursuant to the Modification Agreement, we and Mack agreed to settle an outstanding dispute of approximately $8.24 million under a Supply Agreement between the parties dated December 7, 2020 (the “Supply Agreement”) by reducing the aggregate amount due to Mack and extending the timeline for payment. The Modification Agreement requires us to make payments of $500,000 and $250,000 to Mack on or before November 1, 2023 and February 15, 2024, respectively. Following the November 1, 2023 payment, we will be entitled to take possession of certain Vertical Farming Units (“VFUs”) that were assembled under the Supply Agreement. The Modification Agreement also requires us to purchase from Mack a minimum of 25 VFUs per quarter for each quarter during 2024 and a minimum of 50 VFUs per quarter for the six quarters beginning with the first quarter of 2025. We are required to pay a storage fee of $25,000 per month for VFUs subject to the Modification Agreement.

Additionally, as part of the Modification Agreement, we agreed to issue to Mack a warrant (the “Mack Warrant”) to purchase 750,000 shares of common stock. The Mack Warrant has an exercise price of $4.00 per share, was exercisable upon issuance, has a term of three years from the date of issuance and is exercisable on a cash basis unless at the time of exercise there is no effective registration statement for the resale of the underlying shares, in which case the Mack Warrant may be exercised on a cashless exercise basis at Mack’s election.

Nasdaq Notices and Hearing

On April 18, 2023, we received a notice (the “April Nasdaq Notice”) from The Nasdaq Stock Market LLC (“Nasdaq”) that we were noncompliance with Nasdaq Listing Rule 5250(c)(1) as a result of our failure to file our Annual Report on Form 10-K (the “Form 10-K”) with the SEC by the required due date.

On May 17, 2023, we received a second notice from Nasdaq (the “May Nasdaq Notice”) that we remained noncompliant with Nasdaq Listing Rule 5250(c)(1) as a result of our failure to file our Quarterly Report on Form 10-Q for the quarter ended March 31, 2023 (the “First Quarter Form 10-Q”) with the SEC by the required due date.

On August 16, 2023, we received a third notice from Nasdaq that we remain noncompliant with Nasdaq Listing Rule 5250(c)(1) as a result of our failure to file our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2023 (the “Second Quarter Form 10-Q”) with the SEC by the required filing date (the “August Nasdaq Notice” and, together with the April Nasdaq Notice and the May Nasdaq Notice, the “Nasdaq Notices”).

On October 17, 2023, we received a Staff Delisting Determination (the “Staff Determination”) from the Listing Qualifications Department of Nasdaq notifying us that we were not in compliance with Nasdaq’s continued listing requirements under the Listing Rule as a result of our failure to file the First Quarter Form 10-Q, the Second Quarter Form 10-Q and the Form 10-K (collectively, the “Delinquent Reports”) in a timely manner. We filed each of the Delinquent Reports between November 28, 2023 and January 3, 2024.

On December 1, 2023, we received a notice Nasdaq stating that because we reported stockholders’ equity of $(17.17) million in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2023, we were no longer in compliance with Nasdaq Listing Rule 5550(b)(1), which requires that listed companies maintain a minimum of $2.5 million in stockholders’ equity.

We timely requested a hearing before the Nasdaq Hearings Panel (the “Panel”), which hearing was held on January 11, 2024. At the hearing, we presented a plan to regain compliance with Nasdaq Listing Rule 5550(b)(1). On January 30, 2024, we received formal notice that the Panel had granted our request for an exception through April 15, 2024 to evidence compliance with Rule 5550(b)(1), which represents the full extent of the Panel’s discretion to grant continued listing. As a result, there can be no assurance that we can regain compliance by the end of the extension period.

We will take all possible actions to restore our compliance with Nasdaq, but we can provide no assurances that the listing of our common stock will be restored or that we otherwise will remain listed on Nasdaq. If we fail to continue to satisfy the continued listing requirements of Nasdaq, such as the corporate governance requirements or the minimum closing bid price requirement, Nasdaq will take steps to delist our common stock. Such a de-listing would likely have a negative effect on the price of our common stock and would impair stockholders’ ability to sell or purchase our common stock when they wish to do so, as well as adversely affect our ability to issue additional securities and obtain additional financing in the future.

Corporate Information

Agrify Corporation was incorporated in the state of Nevada on June 6, 2016, originally incorporated as Agrinamics, Inc. (or Agrinamics). On September 16, 2019, Agrinamics amended its articles of incorporation to reflect a name change to Agrify Corporation. Our executive offices are located at 2468 Industrial Row, Dr., Troy, Michigan 48084. Our telephone number at our executive offices is (855) 420-0020. Our website address is www.agrify.com. Our website and the information contained in, or accessible through, our website will not be deemed to be incorporated by reference into this prospectus and does not constitute part of this prospectus. You should not rely on any such information in making your decision whether to purchase our securities.

THE OFFERING

Common Stock offered by us	2,760,000 shares of our common stock.
Pre-Funded Warrants offered by us

We are also offering to certain purchasers whose purchase of shares of common stock in this offering would otherwise result in the purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or such other percentage as may be required by the investor) of our outstanding common stock immediately following the consummation of this offering, the opportunity to purchase, if any such purchaser so chooses, Pre-Funded Warrants to purchase up to 3,963,684 shares of our common stock in lieu of shares of our common stock. Each Pre-Funded Warrant will have an exercise price equal to $0.001 per share and is immediately exercisable. The Pre-Funded Warrants will not expire. See “Description of Securities — Pre-Funded Warrants to be Issued in this Offering.”

Common stock outstanding after this offering	10,265,114 shares, assuming that we sell all securities offered pursuant to this prospectus and assuming that none of the Pre-Funded Warrants are exercised.
Price per share of common stock	$0.38 public offering price per share of common stock.
Price per Pre-Funded Warrant	$0.379 public offering price per pre-funded warrant.
Placement Agent Warrants

The registration statement of which this prospectus is a part also registers for sale the 67,237 shares of common stock issuable pursuant to the warrants to be issued to Alexander Capital, L.P., as placement agent (the “Placement Agent Warrants”) (equal to one percent (1%) of the aggregate number of shares of common stock (or Pre-Funded Warrants) issued in this offering). The Placement Agent Warrants will be exercisable at any time, and from time to time, in whole or in part, during the period commencing 180 days from the date of commencement of sales of the securities being offering in this offering (the “Effective Date”) and expiring on the fifth (5th) year anniversary of the Effective Date at an exercise price of $0.38 per share (100% of the public offering price per share). Please see “Plan of Distribution — Placement Agent Warrants” on page 115 of this prospectus for a description of these warrants.

Placement Agent Compensation

In connection with this offering, the placement agent will receive a fee equal to seven percent (7.0%) of the aggregate gross proceeds raised in this offering. In addition, we have agreed to: (i) reimburse certain accountable expenses of the placement agent, and (ii) indemnify the placement agent for certain liabilities in connection with this offering. See “Plan of Distribution” starting on page 115 of this prospectus.

Use of proceeds

We currently intend to use the net proceeds from the sale of the securities under this prospectus for working capital and general corporate purposes, which may include capital expenditures and repayment of debt. We reserve the right, at the sole discretion of our management, to reallocate the proceeds of this offering in response to developments in our business and other factors. See “Use of Proceeds” on page 59 of this prospectus.

Risk factors

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 14 of this prospectus, for a discussion of information that should be considered in connection with an investment in our securities.

Nasdaq Capital Market symbol

Our common stock is traded on The Nasdaq Capital Market under the symbol “AGFY.”

There is no established public trading market for the Pre-Funded Warrants, and we do not expect a market to develop. In addition, we do not intend to apply for the listing of the Pre-Funded Warrants on any national securities exchange or other nationally recognized trading system. Without an active trading market, we expect the liquidity of the Pre-Funded Warrants will be limited.

The number of shares of our common stock that will be outstanding immediately after this offering as shown above is based on 7,505,114 shares outstanding as of February 28, 2024. The number of shares outstanding as of February 28, 2024 as used throughout this prospectus, unless otherwise indicated, excludes the shares of common stock issuable upon exercise of the Pre-Funded Warrants being offered by us in this offering and also excludes as of such date:

•        2,245,011 shares of our common stock issuable upon the exercise of warrants outstanding, at a weighted average exercise price of $26.10 per share;

•        10,334 shares of our common stock issuable upon the exercise of stock options outstanding, at a weighted average exercise price of $1,593.86 per share;

•        67,237 shares of our common stock issuable upon the exercise of the Placement Agent Warrants;

•        4,531 shares of our common stock issuable upon the vesting of restricted stock units;

•        57,450 shares of our common stock reserved for future issuance under our 2022 Omnibus Equity Incentive Plan;

•        no shares of our common stock reserved for future issuance under our 2022 Employee Stock Purchase Plan;

•        588 shares of our common stock reserved for future issuance in connection with completed acquisitions; and

•        10,273,973 shares of our common stock reserved for future issuance in connection with the conversion of a secured convertible note held by CP Acquisitions, LLC.

RISK FACTORS

Summary of Risk Factors

Below is a summary of the principal factors that make an investment in our common stock speculative or risky. This summary does not address all of the risks that we face. Additional discussion of the risks summarized in this risk factor summary, and other risks that we face, can be found below under the heading “Risk Factors” and should be carefully considered, together with other information in this prospectus and the documents incorporated by reference herein before making an investment decision regarding our common stock.

•        our ability to continue as a “going concern”;

•        our short operating history;

•        risk of loss associated with our Total Turn-Key Solution (“TTK Solution”) Offerings;

•        our ability to obtain additional financing;

•        risks associated with strategic acquisitions;

•        we have substantial debt and other financial obligations, and we may incur even more debt;

•        risk associated with potential future impairment charges;

•        our concentration of customers;

•        our reliance on a limited base of suppliers;

•        operational difficulties of our suppliers as a result of COVID-19;

•        risks associated with having clients operating in the cannabis industry;

•        the inability of our customers to meet their financial or contractual obligations;

•        changes in our credit profile with respect to suppliers;

•        our reliance on third parties to provide services;

•        no assurance that our backlog and qualified pipeline will translate into bookings;

•        our reliance on continued contributions of our CEO, Raymond Chang;

•        intense competition for our products and services;

•        our ability to protect and defend against intellectual property claims;

•        our ability to protect our core technology and intellectual property;

•        assertion of intellectual property infringement claims;

•        our ability to use net operating losses;

•        our management and their affiliates control a substantial interest in us;

•        our outstanding loans may not be forgivable;

•        the potential for a large number of shares eligible for public sale could depress the market price of our common stock;

•        our failure to regain compliance with the listing requirements of The Nasdaq Capital Market (“Nasdaq”) could result in a de-listing of our common stock;

•        the exercise of all or any number of outstanding warrants or the issuance of stock-based awards may dilute your holding of shares of our common stock;

•        provisions in our charter documents and Nevada law may prevent a change in control of our company;

•        we are subject to reduced disclosure requirements applicable to emerging growth companies and smaller reporting companies;

•        we have no intention to declare any dividends to our shareholders;

•        risks associated with a shortage of raw materials;

•        litigation that may adversely affect our business, financial condition, and results of operations;

•        a prolonged economic downturn;

•        risks related to the employment market and wages;

•        liquidity of our common stock;

•        financial reporting obligations and controls associated with being a public company;

•        material weaknesses and ability to remediate them;

•        data privacy and security concerns relating to our technology and practices;

•        any potential failure of our information technology systems to perform adequately;

•        evolving data privacy regulations and our ability to comply with them;

•        risks related to trading ability of our common stock if our shares become subject to penny stock rules;

•        the risk to our shareholders if we were to dissolve;

•        risks related to analyst reports about us, our business or our market, or recommendations relating to our stock;

•        increased costs and demands upon management as a result of being a public company; and

•        inherent risks related to our financial and operational projections.

Risk Factors

Investing in our securities involves a high degree of risk. Before deciding whether to invest in our securities, you should consider carefully the risks and uncertainties described under the heading “Risk Factors” contained herein, and any related free writing prospectus, together with other information in this prospectus, documents incorporated by reference and any free writing prospectus that we may authorize for use in connection with a specific offering. The risks described in these documents are not the only ones we face, but those that we consider to be material. There may be other unknown or unpredictable economic, business, competitive, regulatory or other factors that could have material adverse effects on our future results. Past financial performance may not be a reliable indicator of future performance, and historical trends should not be used to anticipate results or trends in future periods. If any of these risks actually occurs, our business, financial condition, results of operations, cash flow or prospects could be seriously harmed. This could cause the trading price of our securities to decline, resulting in a loss of all or part of your investment. Please also carefully read the section below entitled “Special Note Regarding Forward-Looking Statements.”

Risks Related to Our Business and Industry

We have a history of losses, expect to continue to incur losses in the near term and may not achieve or sustain profitability in the future, and as a result, our management has identified, and our auditors agreed that there is a substantial doubt about our ability to continue as a going concern.

Our consolidated financial statements have been prepared assuming we will continue as a going concern. Since inception, we have experienced recurring net losses which losses caused an accumulated deficit of approximately $266 million as of September 30, 2023. These factors, among others, raise substantial doubt about our ability to continue as a going concern. Our consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

We have a relatively short operating history, which makes it difficult to evaluate our business and future prospects.

We have a relatively short operating history, which makes it difficult to evaluate our business and future prospects. We have been in existence since June 2016 and much of our revenue growth occurred during 2021 and 2022. We have encountered, and will continue to encounter, risks and difficulties frequently experienced by growing companies in rapidly changing industries, including those related to:

•        market acceptance of our current and future products and services;

•        changing regulatory environments and costs associated with compliance, particularly as related to our operations in the cannabis sector;

•        our ability to compete with other companies offering similar products and services;

•        our ability to effectively market our products and services and attract new clients;

•        the amount and timing of operating expenses, particularly sales and marketing expenses, related to the maintenance and expansion of our business, operations, and infrastructure;

•        our ability to control costs, including operating expenses;

•        our ability to manage organic growth and growth fueled by acquisitions;

•        public perception and acceptance of cannabis-related products and services generally; and

•        general economic conditions and events.

If we do not manage these risks successfully, our business and financial performance will be adversely affected.

Potential risk of loss associated with our TTK Solution Offerings

During 2021, we introduced our TTK Solution, which among other things, includes financing arrangements related to both facility design and build services and equipment. These arrangements require a significant upfront investment of working capital over a one- to two-year period, before we start to receive repayment on the upfront construction advances and on our recurring monthly SaaS fees and production fees.

As of September 30, 2023, a significant amount of our working capital has been invested in funding our TTK Solution construction and equipment commitments.

We believe that there is a potential risk of loss associated with our ability to receive anticipated future payments that are in line with our projected financial unit metrics due to a host of variables including, but not limited to the following:

•        as we are in the early stages of our TTK Solution offerings, the TTK Solution is currently an unproven business model;

•        the TTK Solution offering requires a significant amount of capital and our collection of advanced amounts is subject to customer credit risk;

•        our anticipated downstream production fee revenue assumes that our VFUs will successfully produce 35 pounds of product per VFU per year; and

•        our anticipated returns are reliant upon our customers’ ability to market and sell the products.

During the year ended December 31, 2022, we established a reserve of approximately $12.5 million specifically related to Greenstone Holdings (“Greenstone”) TTK Solution. Greenstone is a related party because one of our former Agrify Brands employees and our VP of Engineering had a minority ownership. We established the reserve based upon our review of Greenstone’s financial stability, which would impact collectability, which is primarily the result of unfavorable market conditions within the Colorado market. On April 6, 2023, Denver Greens, LLC (“Denver Greens”) acquired certain interests in the Greenstone project through various transactions so that Denver Greens is now the operator of this TTK Solution. The Company wrote off the entire Greenstone loan receivable in 2022.

On September 15, 2022, we provided a notice of default under the Bud & Mary’s TTK Agreement between us and Bud & Mary’s. On October 5, 2022, Bud & Mary’s filed a complaint in the Superior Court of Massachusetts in Suffolk County naming us as the defendant. Bud & Mary’s is seeking, among other relief, monetary damages in connection with alleged unfair or deceptive trade practices, breach of contract, and conversion arising from the Bud & Mary’s TTK Agreement. In response, we established a reserve of $14.7 million specifically related to Bud & Mary’s. We deemed it necessary to fully reserve the $14.7 million outstanding balance in the third quarter of 2022 due to the current litigation and the uncertainty of the customer’s ability to repay the outstanding balance. If we are unable to realize revenue from our TTK Solution offerings on a timely basis, or at all, or if we incur additional losses as a result of the Bud & Mary’s claim, our business and financial performance will be adversely affected.

We may require additional financing to achieve our goals, and a failure to obtain this necessary capital when needed on acceptable terms, or at all, may force us to delay, limit, reduce, or terminate our product manufacturing and development, and other operations.

At September 30, 2023, we had approximately $154 thousand of cash, cash equivalents, and restricted cash. Our operating plan may change because of factors currently unknown to us, and we may need to seek additional funds sooner than planned. Even if we are able to substantially increase revenue and reduce operational expenditures, we may need to raise additional capital, either through borrowings, private offerings, public offerings, or some type of business combination, such as a merger or buyout, and there can be no assurance that we will be successful in such pursuits. Accordingly, if we are unable to generate adequate cash from operations, and if we are unable to find sources of funding, it may be necessary for us to sell one or more lines of business or all or a portion of our assets, enter into a business combination, or reduce or eliminate operations. These possibilities, to the extent available, may be on terms that result in significant dilution to our shareholders or that result in our investors losing all of their investment in our company.

As of April 1, 2023, after which time the ATM program was discontinued, we sold 629,710 shares of common stock, under the ATM at an average price of $27.29 per share, resulting in gross proceeds to us of $17.2 million, and net proceeds of $16.7 million after commissions and fees to the Agent totaling $516 thousand. $3.0 million of the proceeds under the ATM Program were used to repay amounts due to the former senior secured lender (the “Former Lender”) under the Exchange Note (as defined below).

If we are able to raise additional capital, we do not know what the terms of any such capital raising would be. In addition, any future sale of our equity securities would dilute the ownership and control of your shares and could be at prices substantially below prices at which our shares currently trade. Our inability to raise capital could require us to significantly curtail or terminate our operations. We may seek to increase our cash reserves through the sale of additional equity or debt securities. The sale of convertible debt securities or additional equity securities could result in additional and potentially substantial dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations and liquidity, and ability to pay dividends. In addition, our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. Any failure to raise additional funds on favorable terms could have a material adverse effect on our liquidity and financial condition.

We face risks associated with strategic acquisitions.

Since our inception, we have strategically acquired several businesses, and plan to continue to make strategic acquisitions, some of which may be material. These acquisitions may involve a number of financial, accounting, managerial, operational, legal, compliance, and other risks and challenges, including the following, any of which could adversely affect our results of operations:

•        any acquired business could under-perform relative to our expectations and the price that we paid for it, or not perform in accordance with its anticipated timetable;

•        we may incur or assume significant debt in connection with our acquisitions;

•        acquisitions could cause our results of operations to differ from our own or the investment community’s expectations in any given period, or over the long term; and

•        acquisitions could create demands on our management that they may be unable to effectively address, or for which we may incur additional costs.

Additionally, following any business acquisition, we could experience difficulty in integrating personnel, operations, financial and other systems, and in retaining key employees and customers.

We may record goodwill and other intangible assets on our consolidated balance sheet in connection with our acquisitions. If we are not able to realize the value of these assets, we may be required to incur charges relating to the impairment of these assets, which could materially impact our results of operations.

Potential future divestitures or other transactions could adversely affect our costs, revenues, profitability and financial position.

In order to position our business to take advantage of particular future growth opportunities and/or consolidate our more capable businesses, we may in the future pursue a strategy of less product and service integration and/or focus on one or more specialized facets of our products and services. These actions may require that we abandon or divest certain assets or businesses that no longer fit within our evolving strategic direction. Abandoning or divesting certain assets or businesses may entail engaging in discussions, evaluating opportunities and entering into agreements, potentially resulting in transactions involving significant risks and uncertainties that could adversely affect our business, results of operations and financial condition. We may not be able to find potential buyers on favorable terms, we may experience disruption to our business and/or we may divert management attention from other business concerns, lose key employees and possibly retain certain liabilities related to these potential transactions.

We have substantial debt and other financial obligations, and we may incur even more debt. Any failure to meet our debt and other financial obligations or maintain compliance with related covenants could harm our business, financial condition, and results of operations.

On March 14, 2022, we entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with the Former Lender, pursuant to which we agreed to issue and sell to the Former Lender a senior secured promissory note (the “SPA Note”), in a private placement transaction, in exchange for the payment by the Former Lender of $65 million, less applicable expenses as set forth in the Securities Purchase Agreement, and a warrant (the “SPA Warrant”) to purchase up to an aggregate of 34,406 shares of common stock.

On August 18, 2022, we reached an agreement with the Former Lender to amend the existing SPA Note and entered into a Securities Exchange Agreement (the “August 2022 Exchange Agreement”). Pursuant to the August 2022 Exchange Agreement, we partially paid $35.2 million along with approximately $300 thousand in repayments for other fees under the SPA Note and exchanged the remaining balance of the SPA Note for a new senior secured note with an aggregate original principal amount of $35.0 million (the “Exchange Note”) and a new warrant to purchase 71,139 shares of common stock (the “Note Exchange Warrant”). Additionally, we exchanged the SPA Warrant for a new warrant for the same number of underlying shares but with a reduced exercise price (the “Modified Warrant” and, collectively with the Note Exchange Warrant, the “August 2022 Warrants”). The Exchange Note will mature on the three-year anniversary of its issuance.

On March 8, 2023, we entered into a second Securities Exchange Agreement with the Former Lender (the “March 2023 Exchange Agreement” and together with the August 2022 Exchange Agreement, the “Exchange Agreements”), pursuant to which we paid approximately $10.3 million in principal under the Exchange Note and exchanged $10.0 million in principal amount under the Exchange Note for a new senior convertible note (the “Convertible Note” and, together with the Exchange Note, the “Notes”) with an original principal amount of $10.0 million. The Convertible Note will mature on August 19, 2025.

On October 27, 2023, CP Acquisitions LLC (the “New Lender”), an entity affiliated with and controlled by Raymond Chang, our Chief Executive Officer, and I-Tseng Jenny Chan, who subsequently joined our Board of Directors, acquired the Notes from the Former Lender.

On January 25, 2024, following stockholder approval at an annual meeting of stockholders on January 8, 2024, we and the New Lender consolidated the outstanding principal and interest due under the Junior Secured Note and the Exchange Note into the Convertible Note and amended and restated the Convertible Note (as amended and restated, the “Restated Note”), with an outstanding principal amount of approximately $18.9 million at the time of issuance of the Restated Note. The Restated Note amended the terms of the Convertible Note by, among other things, (i) reducing the conversion price to $1.46 per share of common stock, (ii) increasing the beneficial ownership limitation to 49.99% with respect to any individual or group, provided that the New Lender may assign its right to receive shares upon conversion to Mr. Chang and/or Ms. Chan or their affiliates, in which case the 49.99% beneficial ownership limitation will apply to each of them individually, (iii) extending the maturity date to December 31, 2025, (iv) increasing the interest rate from 9% to 10% per annum, (v) increasing the default interest from 15% to 18% per annum, and (vi) providing for the payment of interest every six months, or in lieu of cash interest payments, we may issue shares as payments-in-kind at a conversion price equal to the higher of (i) $1.46 or (ii) a 20% discount to our trailing seven-day volume weighted average price as of the date of interest payment. Immediately following the execution of the Restated Note, the New Lender immediately elected to convert approximately $3.9 million of outstanding principal into an aggregate of 2,671,633 shares of common stock, and assigned its rights to receive such shares to entities affiliated with Mr. Chang and Ms. Chan. Following the conversion, there was $15.0 million in principal amount outstanding under the Restated Note.

Pursuant to the terms of the Notes, we are subject to various covenants, including negative covenants that restrict our ability to engage in certain transactions, which may limit our ability to respond to changing business and economic conditions. Such negative covenants include, among other things, limitations on our ability and the ability of our subsidiaries to:

•        incur debt;

•        incur liens;

•        make investments (including acquisitions);

•        sell assets; and

•        pay dividends on our capital stock.

In addition, the Notes impose certain customary affirmative and negative covenants upon us, as well as covenants that restrict us and our subsidiaries from incurring any additional indebtedness or suffering any liens, subject to specified exceptions, restrict the ability of us and our subsidiaries from making certain investments, subject to specified exceptions, and restrict the declaration of any dividends or other distributions, subject to specified exceptions.

If we are not in compliance with certain of these covenants, in addition to other actions the New Lender may require, the amounts outstanding under the Exchange Agreements may become immediately due and payable. This immediate payment may negatively impact our financial condition. In addition, any failure to make scheduled payments of interest and principal on our outstanding indebtedness would likely harm our ability to incur additional indebtedness on acceptable terms. Our cash flow and capital resources may be insufficient to pay interest and principal on our debt in the future. If that should occur, our capital raising or debt restructuring measures may be unsuccessful or inadequate to meet our scheduled debt service obligations, which could cause us to default on our obligations and further impair our liquidity.

Our ability to make scheduled payments on our debt and other financial obligations and comply with financial covenants depends on our financial and operating performance. Our financial and operating performance will continue to be subject to prevailing economic conditions and to financial, business, and other factors, some of which are beyond our control. Failure within any applicable grace or cure periods to make such payments, comply with the financial covenants, or any other non-financial or restrictive covenant, would create a default under the Notes. Our cash flow and existing capital resources may be insufficient to repay our debt at maturity, in which case we would have to extend such maturity date, or otherwise repay, refinance, and/or restructure the obligations under the Notes, including with proceeds from the sale of assets, and additional equity or debt capital. If we are unsuccessful in obtaining such extension, or entering into such repayment, refinance, or restructure prior to maturity, or any other default existed under the Notes, the New Lender could accelerate the indebtedness under the Notes, foreclose against its collateral, or seek other remedies, which would jeopardize our ability to continue our current operations.

We may be required to record impairment charges against the carrying value of our goodwill and other intangible assets in the future.

During the three-month period ended June 30, 2022, we identified an impairment-triggering event associated with both a sustained decline in our stock price and associated market capitalization, as well as a second-quarter slowdown in the cannabis industry as a whole. Due to these factors, we deemed that there was an impairment to the carrying value of our property and equipment and accordingly performed interim testing as of June 30, 2022.

Based on its interim testing, we noted that the carrying value of equity exceeded the calculated fair value by an amount greater than the aggregate value of our goodwill and intangible assets. Accordingly, we concluded that the entire carrying value of our goodwill and intangible assets were impaired, resulting in a second-quarter impairment charge of $69.9 million. Additional information regarding the interim testing on goodwill may be found in Note 7 — Goodwill and Intangible Assets, Net, included in the notes to the consolidated financial statements.

During the year ended December 31, 2022, two customers accounted for approximately $16.8 million, or 28.8%, of our total revenue. In the event of any material decrease in revenue from these customers, or if we are unable to replace the revenue through the sale of our products to additional customers, our financial condition and results of operations could be materially and adversely affected.

This concentration of customers leaves us exposed to the risks associated with the loss of one or both of these significant customers, which would materially and adversely affect our revenues and results of operations. In addition, some customers have experienced and may continue to experience construction delays in building out their facilities and we have been assisting these customers in addressing these delays, including in certain cases extending their payment terms. Any continued delays will likely result in a negative impact on our revenues. Further, if these customers were to significantly reduce their relationship with us, or in the event that we are unable to replace the revenue through the sale of our products to additional customers, our financial condition and results of operations could be negatively impacted, and such impact would likely be significant.

Our reliance on a limited base of suppliers for our products may result in disruptions to our supply chain and business and adversely affect our financial results.

We rely on a limited number of suppliers for our products and other supplies. If we are unable to maintain supplier arrangements and relationships, if we are unable to contract with suppliers at the quantity and quality levels needed for our business, if any of our key suppliers becomes insolvent or experiences other financial distress or if any of our key suppliers is negatively impacted by COVID-19, including with respect to staffing and shipping of products, we could experience disruptions in our supply chain, which could have a material adverse effect on our financial condition, results of operations, and cash flows.

Many of our suppliers are experiencing operational difficulties as a result of COVID-19, which in turn may have an adverse effect on our ability to provide products to our customers.

The measures being taken to combat the pandemic are impacting our suppliers and may destabilize our supply chain. For example, manufacturing plants have closed and work at others has been curtailed in many places where we source our products. Some of our suppliers have had to temporarily close a facility for disinfecting after employees tested positive for COVID-19, and others have faced staffing shortages from employees who are sick or apprehensive about coming to work. Further, the ability of our suppliers to ship their goods to us has become difficult as transportation networks and distribution facilities have had reduced capacity and have been dealing with changes in the types of goods being shipped.

Although the ability of our suppliers to timely ship their goods has affected some of our deliveries, currently the difficulties experienced by our suppliers have not yet materially impacted our ability to deliver products to our customers and we do not significantly depend on any one supplier; however, if this continues, it may negatively affect any inventory we may have and more significantly delay the delivery of merchandise to our customers, which in turn will adversely affect our revenues and results of operations. If the difficulties experienced by our suppliers continue, we cannot guarantee that we will be able to locate alternative sources of supply for our merchandise on acceptable terms, or at all. If we are unable to adequately purchase appropriate amounts of supplies for our products, our business and results of operations may be materially and adversely affected.

As a company with clients operating in the cannabis industry, we face many particular and evolving risks associated with that industry.

We currently serve private clients as they operate in the growing cannabis industry. Any risks related to the cannabis industry that may adversely affect our clients and potential clients may, in turn, adversely affect demand for our products. Specific risks faced by companies operating in the cannabis industry include, but are not limited to, the following:

Marijuana remains illegal under U.S. federal law.

Marijuana is a Schedule-I controlled substance under the Controlled Substances Act and is illegal under federal law. It remains illegal under U.S. Federal law to grow, cultivate, sell, or possess marijuana for any purpose or to assist or conspire with those who do so. Additionally, 21 U.S.C. 856 makes it illegal to “knowingly open, lease, rent, use, or maintain any place, whether permanently or temporarily, for the purpose of manufacturing, distributing, or using any controlled substance.” Even in those states in which the use of marijuana has been authorized, its use remains a violation of federal law. Since federal law criminalizing the use of marijuana is not preempted by state laws that legalize its use, strict enforcement of federal law regarding marijuana would likely result in our clients’ inability to proceed with their operations, which would adversely affect demands for our products.

Uncertainty of federal enforcement and the need to renew temporary safeguards.

On January 4, 2018, former Attorney General Sessions rescinded the previously issued memoranda (known as the Cole Memorandum) from the U.S. Department of Justice (“DOJ”) that had de-prioritized the enforcement of federal law against marijuana users and businesses that comply with state marijuana laws, adding uncertainty to the question of how the federal government will choose to enforce federal laws regarding marijuana. Attorney General Sessions issued a memorandum to all U.S. Attorneys in which the DOJ affirmatively rescinded the previous guidance as to marijuana enforcement, calling such guidance “unnecessary.” This one-page memorandum was vague in nature, stating that federal prosecutors should use established principles in setting their law enforcement priorities. Under previous administrations, the DOJ indicated that those users and suppliers of medical marijuana who complied with state laws, which required compliance with certain criteria, would not be prosecuted. As a result, it is now unclear if the DOJ will seek to enforce the Controlled Substances Act against those users and suppliers who comply with state marijuana laws.

Despite former Attorney General Sessions’ rescission of the Cole Memorandum, the Department of the Treasury, Financial Crimes Enforcement Network, has not rescinded the “FinCEN Memo” dated February 14, 2014, which de-prioritizes enforcement of the Bank Secrecy Act against financial institutions and marijuana-related businesses which utilize them. This memo appears to be a standalone document and is presumptively still in effect. At any time, however, the Department of the Treasury, Financial Crimes Enforcement Network, could elect to rescind the FinCEN Memo. This would make it more difficult for our clients and potential clients to access the U.S. banking systems and conduct financial transactions, which would adversely affect our operations.

In 2014, Congress passed a spending bill (“2015 Appropriations Bill”) containing a provision (“Appropriations Rider”) blocking federal funds and resources allocated under the 2015 Appropriations Bill from being used to “prevent such States from implementing their own State medical marijuana law.” The Appropriations Rider seemed to have prohibited the federal government from interfering with the ability of states to administer their medical marijuana laws, although it did not codify federal protections for medical marijuana patients and producers. Moreover, despite the Appropriations Rider, the Justice Department maintains that it can still prosecute violations of the federal marijuana ban and continue cases already in the courts. Additionally, the Appropriations Rider must be re-enacted every year. While it was continued in subsequent years and remains in effect, continued re-authorization of the Appropriations Rider cannot be guaranteed. If the Appropriations Rider is no longer in effect, the risk of federal enforcement and override of state marijuana laws would increase.

Further legislative development beneficial to our operations is not guaranteed.

One aspect of our business involves selling goods and services to state-licensed cannabis cultivators. The success of our business may partly depend on the continued development of the cannabis industry and the activity of commercial business within the industry. The continued development of the cannabis industry is dependent upon continued legislative and regulatory authorization of cannabis at the state level and a continued laissez-faire approach by federal enforcement agencies. Any number of factors could slow or halt progress in this area. Further regulatory progress beneficial to the industry cannot be assured. While there may be ample public support for legislative action, numerous factors impact the legislative and regulatory process, including election results, scientific findings, or general public events. Any one of these factors could slow or halt progressive legislation relating to cannabis and the current tolerance for the use of cannabis by consumers, which could adversely affect demand for our products and operations.

The cannabis industry could face strong opposition from other industries.

We believe that established businesses in other industries may have a strong economic interest in opposing the development of the cannabis industry. Cannabis may be seen by companies in other industries as an attractive alternative to their products, including recreational marijuana as an alternative to alcohol, and medical marijuana as an alternative to various commercial pharmaceuticals. Many industries that could view the emerging cannabis industry as an economic threat are well established, with vast economic and federal and state lobbying resources. It is possible that companies within these industries could use their resources to attempt to slow or reverse legislation legalizing cannabis. Any inroads these companies make in halting or impeding legislative initiatives that would be beneficial to the cannabis industry could have a detrimental impact on some of our clients and, in turn, on our operations.

The legality of marijuana could be reversed in one or more states.

The voters or legislatures of states in which marijuana has already been legalized could potentially repeal applicable laws which permit the operation of both medical and retail marijuana businesses. These actions might force businesses, including those that are our clients, to cease operations in one or more states entirely.

Changing legislation and evolving interpretations of law.

Laws and regulations affecting the medical and adult-use marijuana industry are constantly changing, which could detrimentally affect some of our clients and, in turn, our operations. Local, state, and federal marijuana laws and regulations are broad in scope and subject to evolving interpretations, which could require our clients and thus us to incur substantial costs associated with modification of operations to ensure such clients’ compliance. In addition, violations of these laws, or allegations of such violations, could disrupt our clients’ businesses and result in a material adverse effect on our operations. In addition, it is possible that regulations may be enacted in the future that will limit the amount of cannabis growth, or related products that our commercial clients are authorized to produce. We cannot predict the nature of any future laws, regulations, interpretations, or applications, nor can we determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on our operations.

Our business depends in part on client licensing.

Our business is partly dependent on certain of our customers obtaining various licenses from various municipalities and state licensing agencies. There can be no assurance that any or all licenses necessary for our clients to operate their businesses will be obtained, retained, or renewed. If a licensing body were to determine that a client of ours had violated applicable rules and regulations, there is a risk the license granted to that client could be revoked, which could adversely affect our operations. There can be no assurance that our existing clients will be able to retain their licenses going forward, or that new licenses will be granted to existing and new market entrants.

Banking regulations could limit access to banking services.

Since the use of marijuana is illegal under federal law, there is a compelling argument that banks cannot lawfully accept for deposit funds from businesses involved with marijuana. Consequently, businesses involved in the cannabis industry often have trouble finding a bank willing to accept their business. The inability to open bank accounts may make it difficult for some of our clients to operate and their reliance on cash can result in a heightened risk of theft, which could harm their businesses and, in turn, harm our business. Although the proposal of the Secure and Fair Enforcement Banking Act, also referred to as the SAFE Banking Act, would allow banks to work with cannabis businesses and prevent federal banking regulators from intervening or punishing those banks, the legislation still requires the approval of the U.S. Senate. There can be no assurance that the SAFE Banking Act will become law in the U.S. Additionally, most courts have denied marijuana-related businesses bankruptcy protection, thus making it very difficult for lenders to recoup their investments, which may limit the willingness of banks to lend to our clients and to us.

We may face insurance risks.

In the U.S., many marijuana-related businesses are subject to a lack of adequate insurance coverage. In addition, many insurance companies may deny claims for any loss relating to marijuana or marijuana-related operations based on their illegality under federal law, noting that a contract for an illegal transaction is unenforceable.

We participate in an evolving industry.

The cannabis industry is not yet well-developed, and many aspects of this industry’s development and evolution cannot be accurately predicted. While we have attempted to identify many risks specific to the cannabis industry, you should carefully consider that there are other risks that cannot be foreseen or are not described in this report, which could materially and adversely affect our business and financial performance. We expect that the cannabis market and our business will evolve in ways that are difficult to predict. Our long-term success may depend on our ability to successfully adjust our strategy to meet the changing market dynamics. If we are unable to successfully adapt to changes in the cannabis industry, our operations could be adversely affected.

The inability of our customers to meet their financial or contractual obligations to us may result in disruption to our results of operations and could result in financial losses.

We have exposure to several customers and certain of these customers are experiencing financial difficulties. We have in the past, and may in the future, need to take allowances against and need to write off receivables due to the creditworthiness of these customers. Further, the inability of these customers to purchase our products could materially adversely affect our results of operations.

Changes in our credit profile may affect our relationship with our suppliers, which could have a material adverse effect on our liquidity.

Changes in our credit profile may affect the way our suppliers view our ability to make payments and may induce them to shorten the payment terms of their invoices. Given the large dollar amounts and volume of our purchases from suppliers, a change in payment terms may have a material adverse effect on our liquidity and our ability to make payments to our suppliers and, consequently, may have a material adverse effect on our business and results of operations.

Although we believe our current sales backlog, which consists of purchase orders or purchase commitments, and our qualified pipeline of carefully vetted potential sales opportunities, will translate into future revenue, there can be no assurance that we will be successful in such pursuit.

Although we conduct a detailed due diligence investigation on our current and potential customers and place a heavy emphasis on the qualification process to ensure that all active customer purchase orders and commitments relating to our backlog and all active opportunities in our qualified pipeline have been meticulously vetted, the criteria we rely on and the internal analysis we undertake is subjective. Furthermore, we have a relatively short operating history and do not have significant data relating to the conversion of our backlog into revenue and the conversion of our qualified pipeline into customer contracts. Accordingly, although we believe that a portion of our backlog and qualified pipeline will translate into bookings over the next 12 months, there can be no assurance that we will be successful in such pursuit. In the event our backlog and qualified pipeline do not translate into bookings as projected, it could materially and adversely affect our business and financial performance.

We rely on third parties for certain services made available to our customers, which could limit our control over the quality of the user experience and our cost of providing services.

Some of the applications and services available through our proprietary Agrify cultivation solution, including our flagship hardware product, the Agrify Vertical Farming Unit (“VFU”), and our proprietary SaaS product, Agrify Insights™, are provided through relationships with third party service providers. We do not typically have any direct control over these third-party service providers. These third-party service providers could experience service outages, data loss, privacy breaches, including cyber-attacks, and other events relating to the applications and services they provide that could diminish the utility of these services and which could harm users thereof. Our platform is currently hosted by a third-party service provider. There are readily available alternative hosting services available should we desire or need to move to a different web host. Certain ancillary services provided by us also uses the services of third-party providers, for which, we believe, there are readily available alternatives on comparable economic terms. Offering integrated platforms which rely, in part, on the services of other providers lessens the control that we have over the total client experience. Should the third-party service providers we rely upon not deliver at standards we expect and desire, acceptance of our platforms could suffer, which would have an adverse effect on our business and financial performance. Further, we cannot be assured of entering into agreements with such third-party service providers on economically favorable terms.

The growth and success of our business depends on the continued contributions of Raymond Chang, as our key executive officer, as well as our ability to attract and retain qualified personnel.

Our growth and success are dependent upon the continued contributions made by our Chairman of the Board and Chief Executive Officer, Raymond Chang. We rely on Mr. Chang’s expertise in business operations when we are developing new products and services. If Mr. Chang cannot serve us or is no longer willing to do so, we may not be able to find alternatives in a timely manner or at all. This may have a material adverse effect on our business. In addition, our growth and success will depend to a significant extent on our ability to identify, attract, hire, train and retain qualified professional, creative, technical and managerial personnel. Timothy R. Oakes, our Chief Financial Officer, notified us on January 2, 2023 that he intended to resign from his role with us effective as of February 28, 2023 to pursue other opportunities. While we are conducting a search for Mr. Oakes’ successor, there is no assurance that we will be able to identify, attract or hire a replacement in a timely manner. Competition for experience and qualified talent in the indoor agriculture marketplace can be intense. We may not be successful in identifying, attracting, hiring, training and retaining such personnel in the future. If we are unable to hire, assimilate and retain qualified personnel in the future, such inability could adversely affect our operations.

We face intense competition that could prohibit us from developing or increasing our customer base.

The indoor agriculture industry is highly competitive. We may compete with companies that have greater capital resources and facilities. More established companies with much greater financial resources which do not currently compete with us may be able to adapt their existing operations more easily to our line of business. In addition, the continued growth of the cannabis industry will likely attract some of these existing companies and incentivize them to produce solutions that are competitive with those offered by us. Our competitors may also introduce new and improved products, and manufacturers may sell equipment direct to consumers. We may not be able to successfully compete with larger enterprises devoting significant resources to compete in our target market space. Due to this competition, there is no assurance that we will not encounter difficulties in increasing revenues and maintaining and/or increasing market share. In addition, increased competition may lead to reduced prices and/or margins for products we sell.

Protecting and defending against intellectual property claims may have a material adverse effect on our business.

Our ability to compete depends, in part, upon the successful protection of our intellectual property relating to our proprietary Agrify cultivation solution, including our flagship hardware product, the VFU, and our proprietary SaaS product, Agrify Insights™. We seek to protect our proprietary and intellectual property rights through patent applications, common law copyright and trademark laws, nondisclosure agreements, and non-disclosure provisions within our licensing and distribution arrangements with reputable companies in our target markets. Enforcement of our intellectual property rights would be costly, and there can be no assurance that we will have the resources to undertake all necessary action to protect our intellectual property rights or that we will be successful. Any infringement of our material intellectual property rights could require us to redirect resources to actions necessary to protect same and could distract management from our underlying business operations. An infringement of our material intellectual property rights and resulting actions could adversely affect our operations.

We cannot assure investors that we will continue to innovate and file new patent applications, or that any current or future patent applications will result in granted patents. Further, we cannot predict how long it will take for such patents to issue, if at all. It is possible that, for any of our patents that may issue in the future, our competitors may design their products around our patented technologies. Further, we cannot assure investors that other parties will not challenge any patents granted to us, or that courts or regulatory agencies will hold our patents to be valid, enforceable, and/or infringed. We cannot guarantee investors that we will be successful in defending challenges made against our patents and patent applications. Any successful third-party challenge or challenges to our patents could result in the unenforceability or invalidity of such patents, or such patents being interpreted narrowly and/or in a manner adverse to our interests. Our ability to establish or maintain a technological or competitive advantage over our competitors and/or market entrants may be diminished because of these uncertainties. For these and other reasons, our intellectual property may not provide us with any competitive advantage. For example:

•        we may not have been the first to make the inventions claimed or disclosed in our patent application;

•        we may not have been the first to file patent application. To determine the priority of these inventions, we may have to participate in interference proceedings or derivation proceedings declared by the U.S. Patent and Trademark Office (“USPTO”), which could result in substantial cost to us, and could possibly result in a loss or narrowing of patent rights. No assurance can be given that our granted patents will have priority over any other patent or patent application involved in such a proceeding, or will be held valid as an outcome of the proceeding;

•        other parties may independently develop similar or alternative products and technologies or duplicate any of our products and technologies, which can potentially impact our market share, revenue, and goodwill, regardless of

•        it is possible that our issued patents may not provide intellectual property protection of commercially viable products or product features, may not provide us with any competitive advantages, or may be challenged and invalidated by third parties, patent offices, and/or the courts;

•        we may be unaware of or unfamiliar with prior art and/or interpretations of prior art that could potentially impact the validity or scope of our patents or patent applications that we may file;

•        we take efforts and enter into agreements with employees, consultants, collaborators, and advisors to confirm ownership and chain of title in intellectual property rights. However, an inventorship or ownership dispute could arise that may permit one or more third parties to practice or enforce our intellectual property rights, including possible efforts to enforce rights against us;

•        we may elect not to maintain or pursue intellectual property rights that, at some point in time, may be considered relevant to or enforceable against a competitor;

•        we may not develop additional proprietary products and technologies that are patentable, or we may develop additional proprietary products and technologies that are not patentable;

•        the patents or other intellectual property rights of others may have an adverse effect on our business; and

•        we apply for patents relating to our products and technologies and uses thereof, as we deem appropriate. However, we or our representatives or their agents may fail to apply for patents on important products and technologies in a timely fashion or at all, or we or our representatives or their agents may fail to apply for patents in potentially relevant jurisdictions.

To the extent our intellectual property offers inadequate protection, or is found to be invalid or unenforceable, we would be exposed to a greater risk of direct or indirect competition. If our intellectual property does not provide adequate coverage over our competitors’ products, our competitive position could be adversely affected, as could our business.

Our success depends in part upon our ability to protect our core technology and intellectual property.

Our success depends in part upon our ability to protect our core technology and intellectual property. To establish and protect our proprietary rights, we rely on a combination of trademark, copyright, patent, trade secret and unfair competition laws of the U.S. and other countries, as well as contract provisions, license agreements, confidentiality procedures, non-disclosure agreements with third parties, employee disclosure and invention assignment agreements, and other contractual rights, as well as procedures governing internet/domain name registrations. However, there can be no assurance that these measures will be successful in any given case. We may be unable to prevent the misappropriation, infringement or violation of our intellectual property rights, breach of any contractual obligations to us, or independent development of intellectual property that is similar to ours, any of which could reduce or eliminate any competitive advantage we have developed, adversely affecting our revenues or otherwise harming our business.

We generally control access to and use of our proprietary technology and other confidential information through the use of internal and external controls, including contractual protections with employees, contractors, customers, and partners, and our software is protected by U.S. copyright laws.

Despite efforts to protect our proprietary rights through intellectual property laws, licenses, and confidentiality agreements, unauthorized parties may still copy or otherwise obtain and use our software and technology. Companies in the Internet, technology, and software industries frequently enter into litigation based on allegations of infringement, misappropriation, or violations of intellectual property rights or other laws. From time to time, we may face allegations that we have infringed the trademarks, copyrights, patents, trade secrets and other intellectual property rights of third parties, including competitors. If it became necessary for us to resort to litigation to protect these rights, any proceedings could be burdensome, costly and divert the attention of our personnel, and we may not prevail. In addition, any repeal or weakening of laws or enforcement in the U.S. or internationally intended to protect intellectual property rights could make it more difficult for us to adequately protect our intellectual property rights, negatively impacting their value and increasing the cost of enforcing our rights.

We have obtained and applied for U.S. trademark and service mark registrations and will continue to evaluate the registration of additional trademarks and service marks or, as appropriate. We cannot guarantee that any of our pending trademark applications will be approved by the applicable governmental authorities. Moreover, even if the trademark applications are approved, third parties may seek to oppose or otherwise challenge these registrations. A failure to obtain registrations for our trademarks could limit and impede our marketing efforts.

We may need to enter into intellectual property license agreements in the future, and if we are unable to obtain these licenses, our business could be harmed.

We may need or may choose to obtain licenses and/or acquire intellectual property rights from third parties to advance our research or commercialization of our current or future products. We also cannot provide any assurances that third-party patents do not exist that might be enforced against our current or future products in the absence of such a license or acquisition. We may fail to obtain any of these licenses or intellectual property rights on commercially reasonable terms. Even if we are able to obtain a license, it may be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. In that event, we may be required to expend significant time and resources to develop or license replacement technology. If we are unable to do so, we may be unable to develop or commercialize the affected products, which could materially harm our business and the third parties owning such intellectual property rights could seek either an injunction prohibiting our sales, or, with respect to our sales, an obligation on our part to pay royalties and/or other forms of compensation.

Others may assert intellectual property infringement claims against us.

Companies in the software and technology industries can own patents, copyrights, trademarks, and trade secrets, and frequently enter into litigation based on allegations of infringement, misappropriation, or other violations of intellectual property or other rights. In addition, various “non-practicing entities” that own patents (colloquially known as “patent trolls”) often attempt to aggressively assert their rights to extract value from technology companies. It is possible that, from time to time, third parties may claim that our products misappropriate or infringe their intellectual property rights. Irrespective of the validity or the successful assertion of any such claims, we could incur significant costs and diversion of resources in defending against these claims, which could adversely affect our operations. We may receive unfavorable preliminary or interim rulings in the course of litigation, and there can be no assurances that favorable final outcomes will be obtained in all cases. We may decide to settle such lawsuits and disputes on terms that are unfavorable to us. As a result, we may also be required to develop alternative non-infringing technology or practices or discontinue the practices. The development of alternative non-infringing technology or practices could require significant effort and expense or may not be feasible. In addition, to the extent claims against us are successful, we may have to pay substantial money damages or discontinue, modify, or rename certain products or services that are found to be in violation of another party’s rights. We may have to seek a license (if available on acceptable terms, or at all) to continue offering products and services, which may significantly increase our operating expenses.

Our ability to use our net operating losses to offset future taxable income may be subject to certain limitations.

As of December 31, 2022, we had net operating loss (“NOL”) carryforwards for federal and state income tax purposes which may be available to offset taxable income in future years. Approximately $675 thousand of federal NOLs will expire if not utilized by 2037 and approximately $96.0 million of federal NOLs carryforward indefinitely but are only available to offset 80% of taxable income per year. The $71.6 million state NOLs will expire depending upon the various rules in the states in which we operate. A lack of future taxable income would adversely affect our ability to utilize these NOLs before they expire. The utilization of our NOLs could be subject to annual limitations under Section 382 and 383 of the Internal Revenue Code (“IRC” or the “Code”) of 1986, and similar state tax provisions due to ownership change limitations that may have occurred previously or that could occur in the future. In general, under Section 382, a corporation that undergoes an “ownership change” (as defined under Section 382 of the Code and applicable Treasury Regulations) is subject to limitations on its ability to utilize its pre-change NOLs to offset its future taxable income. As of December 31, 2022, we have not conducted an analysis of an ownership change under Section 382. To the extent that a study is completed, and an ownership change is deemed to occur, in the past or future, our NOLs and any NOLs of companies that we have acquired could be limited to offset any future taxable income.

There is also a risk that due to regulatory changes, such as suspensions on the use of NOLs or other unforeseen reasons, our existing NOLs could expire or otherwise be unavailable to reduce future income tax liabilities for federal and state income tax purposes. For these reasons, we may not be able to utilize a material portion of our NOLs, even if we attain profitability, which could result in increased future tax liability to us and could adversely affect the results of our operations and overall financial condition.

There are no assurances that our outstanding loans will be forgivable in whole or in part.

In May 2020, we entered into a Loan Agreement and Promissory Note with Bank of America pursuant to the Paycheck Protection Program (the “PPP”) under the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) administered by the U.S. Small Business Administration (the “SBA”). We received total proceeds of approximately $779 thousand from the unsecured PPP loan which was originally scheduled to mature in May 2022. We applied for forgiveness on the $779 thousand of our PPP loan, but forgiveness was denied by the SBA. On June 23, 2022, we received a letter from Bank of America agreeing to extend the maturity date to May 7, 2025 with interest at a rate of 1.00% per year. The PPP loan is payable in 34 equal combined monthly principal and interest payments of approximately $24 thousand that commenced on August 7, 2022.

Risks Related to Ownership of our Common Stock

Concentration of ownership among our existing executive officers, directors and their affiliates may prevent new investors from influencing significant corporate decisions.

Our executive officers, directors and their affiliates beneficially own, in the aggregate, approximately 52.57% of our outstanding shares of common stock. In particular, Raymond Chang, our Chairman of the Board and Chief Executive Officer, beneficially owns approximately 49.99% of our outstanding shares of common stock, and I-Tseng Jenny Chan, a member of our Board of Directors, beneficially owns approximately 49.99% of our outstanding shares of common stock, primarily as a result of a convertible note that is currently convertible into 10,273,973 shares of common stock that is held by an entity owned and controlled by Mr. Chang and Ms. Chan, which is subject to a 49.99% beneficial ownership limitation. As a result, these stockholders will be able to exercise a significant level of control over all matters requiring stockholder approval, including the election of directors, amendment of our articles of incorporation and approval of significant corporate transactions. This control could have the effect of delaying or preventing a change of control of our company or changes in management and will make the approval of certain transactions difficult or impossible without the support of these stockholders.

The large number of shares eligible for public sale could depress the market price of our common stock.

We have filed a registration statement to register the shares of common stock underlying outstanding options and shares reserved for future issuance under our equity compensation plans. Upon effectiveness of that registration statement, subject to the satisfaction of applicable exercise periods and subject to our insider trading policy, the shares of common stock issued upon exercise of outstanding options will be available for immediate resale in the U.S. in the open market.

Sales of our common stock as restrictions end or pursuant to registration rights may make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. These sales also could cause our stock price to fall and make it more difficult for you to sell shares of our common stock.

Our failure to meet the continued listing requirements of Nasdaq could result in a de-listing of our Common Stock.

If we fail to continue to satisfy the continued listing requirements of Nasdaq, such as the corporate governance requirements or the minimum closing bid price requirement, Nasdaq will take steps to delist our common stock. Such a de-listing would likely have a negative effect on the price of our common stock and would impair stockholders’ ability to sell or purchase our common stock when they wish to do so, as well as adversely affect our ability to issue additional securities and obtain additional financing in the future.

On April 18, 2023, we received a notice from Nasdaq (the “April Nasdaq Notice”) that we were noncompliance with Nasdaq Listing Rule 5250(c)(1) as a result of our failure to file our Annual Report on Form 10-K (the “Form 10-K”) with the SEC by the required due date.

On May 17, 2023, we received a second notice from Nasdaq (the “May Nasdaq Notice”) that we remained noncompliant with Nasdaq Listing Rule 5250(c)(1) as a result of our failure to file our Quarterly Report on Form 10-Q for the quarter ended March 31, 2023 (the “First Quarter Form 10-Q”) with the SEC by the required due date.

On August 16, 2023, we received a third notice from Nasdaq that we remain noncompliant with Nasdaq Listing Rule 5250(c)(1) as a result of our failure to file our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2023 (the “Second Quarter Form 10-Q”) with the SEC by the required filing date (the “August Nasdaq Notice” and, together with the April Nasdaq Notice and the May Nasdaq Notice, the “Nasdaq Notices”).

On October 17, 2023, we received a Staff Delisting Determination (the “Staff Determination”) from the Listing Qualifications Department of Nasdaq notifying us that we were not in compliance with Nasdaq’s continued listing requirements under the Listing Rule as a result of our failure to file the First Quarter Form 10-Q, the Second Quarter Form 10-Q and the Form 10-K (collectively, the “Delinquent Reports”) in a timely manner. We filed each of the Delinquent Reports between November 28, 2023 and January 3, 2024.

On December 1, 2023, we received a notice Nasdaq stating that because we reported stockholders’ equity of $(17.17) million in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2023, we are no longer in compliance with Nasdaq Listing Rule 5550(b)(1), which requires that listed companies maintain a minimum of $2.5 million in stockholders’ equity.

We timely requested a hearing before the Nasdaq Hearings Panel (the “Panel”), which hearing was held on January 11, 2024. At the hearing, we presented a plan to regain compliance with Nasdaq Listing Rule 5550(b)(1). On January 30, 2024, we received formal notice that the Panel had granted our request for an exception through April 15, 2024 to evidence compliance with Rule 5550(b)(1), which represents the full extent of the Panel’s discretion to grant continued listing. As a result, there can be no assurance that we can regain compliance by the end of the extension period.

We will take all possible actions to restore our compliance with Nasdaq, but we can provide no assurances that the listing of our common stock will be restored or that we otherwise will remain listed on Nasdaq.

The exercise of all or any number of outstanding warrants or the issuance of stock-based awards may dilute your holding of shares of our common stock.

We have issued several securities providing for the right to purchase our common stock. Investors could be subject to increased dilution upon the exercise of our warrants. A total of 2,245,011 warrants were issued and outstanding as of February 28, 2024.

Additionally, 14,865 shares of common stock were reserved for issuance of currently outstanding equity-based awards to employees, directors and certain other individuals under our 2022 Omnibus Equity Incentive Plan. The exercise of equity awards, including any restricted stock units that we may grant in the future, and the exercise of warrants and the subsequent sale of shares of common stock issued thereby, could have an adverse effect on the market for our common stock, including the price that an investor could obtain for their shares.

Investors may experience dilution in the value of their investment upon the exercise of the warrants and any equity awards that may be granted or issued pursuant to the 2022 Omnibus Equity Incentive Plan.

Provisions in our articles of incorporation, our by-laws and Nevada law might discourage, delay or prevent a change in control of our company or changes in our management and, therefore, depress the trading price of our common stock.

Provisions of our articles of incorporation, our by-laws and Nevada law may have the effect of deterring unsolicited takeovers or delaying or preventing a change in control of our company or changes in our management, including transactions in which our stockholders might otherwise receive a premium for their shares over then current market prices. In addition, these provisions may limit the ability of stockholders to approve transactions that they may deem to be in their best interests. These provisions include:

•        the inability of stockholders to call special meetings; and

•        the ability of our board of directors to designate the terms of and issue new series of preferred stock without stockholder approval, which could include the right to approve an acquisition or other change in our control or could be used to institute a rights plan, also known as a poison pill, that would work to dilute the stock ownership of a potential hostile acquirer, likely preventing acquisitions that have not been approved by our board of directors.

The existence of the forgoing provisions and anti-takeover measures could limit the price that investors might be willing to pay in the future for shares of our common stock. They could also deter potential acquirers of our company, thereby reducing the likelihood that you could receive a premium for your common stock in an acquisition.

We are an “emerging growth company,” as defined in the JOBS Act, and a “smaller reporting company” within the meaning of the Securities Act, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies or smaller reporting companies will make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including (1) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, (2) reduced disclosure obligations regarding executive compensation in this report and our periodic reports and proxy statements and (3) exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. In addition, as an emerging growth company, we are only required to provide two years of audited consolidated financial statements and two years of selected financial data in this report. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if the market value of our common stock held by non-affiliates exceeds $700 million as of any March 31 before that time or if we have total annual gross revenue of $1.0 billion or more during any fiscal year before that time, after which, in each case, we would no longer be an emerging growth company as of the following December 31 or, if we issue more than $1.0 billion in non-convertible debt during any three-year period before that time, we would cease to be an emerging growth company immediately.

Additionally, we are a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited consolidated financial statements. We will remain a smaller reporting company until the last day of the fiscal year in which (1) the market value of our shares of common stock held by non-affiliates exceeds $250 million as of the prior June 30, or (2) our annual revenues exceeded $100 million during such completed fiscal year and the market value of our ordinary shares held by non-affiliates exceeds $700 million as of the prior June 30. To the extent we take advantage of such reduced disclosure obligations, it may also make comparison of our consolidated financial statements with other public companies difficult or impossible.

After we are no longer an “emerging growth company,” we expect to incur additional management time and cost to comply with the more stringent reporting requirements applicable to companies that are deemed accelerated filers or large accelerated filers, including complying with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. We cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

We have not and do not expect to declare any dividends to our shareholders in the foreseeable future.

We have not and do not anticipate declaring any cash dividends to holders of our common stock in the foreseeable future. Consequently, investors may need to rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors seeking cash dividends should not purchase our common stock.

As a public company, we are obligated to develop and maintain proper and effective internal control over financial reporting. These internal controls may not be determined to be effective, which may adversely affect investor confidence in our company and, as a result, the value of our common stock.

We are required, pursuant to Section 404 of the Sarbanes-Oxley Act, to annually furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting. This assessment includes disclosure of any material weaknesses identified by our management in our internal control over financial reporting, as well as a statement that our auditors have issued an attestation report on effectiveness of our internal controls.

We are in the very early stages of the costly and challenging process of compiling the system and processing the documentation necessary to perform the evaluation needed to comply with Section 404. We may not be able to remediate future material weaknesses, or to complete our evaluation, testing and any required remediation in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal controls are effective. If we are unable to assert that our internal control over financial reporting is effective, or if our auditors are unable to express an opinion on the effectiveness of our internal controls, we could lose investor confidence in the accuracy and completeness of our financial reports, which would have a material adverse effect on the price of our common stock.

We have identified material weaknesses in our internal control over financial reporting. If we are unable to remediate these material weaknesses, or if we experience additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately or timely requirements applicable to public companies, which may adversely affect investor confidence in us, and, as a result, the market price of our common stock.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with GAAP. Our management is likewise required, on a quarterly basis, to evaluate the effectiveness of our internal controls and to disclose any changes and material weaknesses identified through such evaluation in those internal controls. A material weakness is a deficiency, or combination of deficiencies in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our consolidated financial statements will not be prevented or detected on a timely basis.

We have identified the following material weaknesses:

•        inability to close timely;

•        lack of technical expertise; and

•        accounting for complex financial instruments.

As a result of these material weaknesses, our management concluded that our internal control over financial reporting was not effective as of September 30, 2023.

To respond to these material weaknesses, we have devoted, and plan to continue to devote, significant effort and resources to the remediation and improvement of our internal control over financial reporting. Our plans currently include rebuild of the internal finance function and engagement of external financial consultants. The elements of our remediation plan can only be accomplished over time, and we can offer no assurance that these initiatives will ultimately have the intended effects.

Any failure to maintain such internal control could adversely impact our ability to report our financial position and results from operations on a timely and accurate basis. If our consolidated financial statements are not accurate, investors may not have a complete understanding of our operations. Likewise, if our consolidated financial statements are not filed on a timely basis, we could be subject to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities. In either case, there could result a material adverse effect on our business. Ineffective internal controls could also cause investors to lose confidence in our reported financial information which could have a negative effect on the trading price of our stock.

We can give no assurance that the measures we have taken and plan to take in the future will remediate the material weaknesses identified or that any additional material weaknesses or restatements of financial results will not arise in the future due to a failure to implement and maintain adequate internal control over financial reporting or circumvention of these controls. In addition, even if we are successful in strengthening our controls and procedures, in the future those controls, and procedures may not be adequate to prevent or identify irregularities or errors or to facilitate the fair presentation of our consolidated financial statements.

General Risk Factors

The COVID-19 pandemic and the efforts to mitigate its impact may have an adverse effect on our business, liquidity, results of operations, financial condition and price of our securities.

The pandemic involving the novel strain of coronavirus and related respiratory disease (which we refer to as COVID-19) and the measures taken to combat it, have had an adverse effect on our business. Public health authorities and governments at local, national and international levels have announced various measures to respond to this pandemic.

We have undertaken measures in an effort to mitigate the spread of COVID-19 including limiting company travel and in-person meetings. We also have enacted our business continuity plans, including implementing procedures requiring employees working remotely where possible which may make maintaining our normal level of corporate operations, quality controls and internal controls difficult. Notwithstanding these efforts, our results of operations have been adversely impacted by COVID-19 and this may continue.

Moreover, the COVID-19 pandemic has previously caused some temporary delays in the delivery of our inventory, although recently we are no longer experiencing such delays. In addition, the travel restrictions imposed as a result of COVID-19 have impacted our ability to visit customer sites to perform services related to our products. Further, the COVID-19 pandemic and mitigation efforts have also adversely affected our customers’ financial condition, resulting in reduced spending for the products we sell.

As events are rapidly changing, we do not know how long the COVID-19 pandemic, or localized outbreaks or recurrences of COVID-19, and the measures that have been introduced to respond to COVID-19 will disrupt our operations or the full extent of that disruption. Further, once we are able to restart normal operations doing so may take time and will involve costs and uncertainty. We also cannot predict how long the effects of COVID-19 and the efforts to contain it will continue to impact our business after the pandemic is under control. Governments could take additional restrictive measures to combat the pandemic that could further impact our business or the economy in the geographies in which we operate. It is also possible that the impact of the pandemic and response on our suppliers, customers and markets will persist for some time after governments ease their restrictions. These measures have negatively impacted, and may continue to impact, our business and financial condition as the responses to control COVID-19 continue.

A prolonged economic downturn, particularly in light of the COVID-19 pandemic, could adversely affect our business.

Uncertain global economic conditions, in particular in light of the COVID-19 pandemic, could adversely affect our business. Negative global and national economic trends, such as decreased consumer and business spending, high unemployment levels and declining consumer and business confidence, pose challenges to our business and could result in declining revenues, profitability and cash flow. Although we continue to devote significant resources to support our brands, unfavorable economic conditions may negatively affect demand for our products.

Increases in costs, disruption of supply or shortage of raw materials could harm our business.

We may experience increases in the cost or a sustained interruption in the supply or shortage of raw materials. For example, the tariffs currently imposed for importing goods from China has significantly increased. Any such an increase or supply interruption could materially negatively impact our business, prospects, financial condition and operating results. We use various raw materials in our business including aluminum. The prices for these raw materials fluctuate depending on market conditions and global demand for these materials and could adversely affect our business and operating results. Substantial increases in the prices for our raw materials increase our operating costs and could reduce our margins if we cannot recoup the increased costs through increased prices for our products and services.

Matters relating to the employment market and prevailing wage standards may adversely affect our business.

Our ability to meet our labor needs on a cost-effective basis is subject to numerous external factors, including the availability of qualified personnel in the workforce in the markets in which we operate, unemployment levels within those markets, prevailing wage rates, which have increased significantly, health and other insurance costs and changes in employment and labor laws. In the event prevailing wage rates continue to increase in the markets in which we operate, we may be required to concurrently increase the wages paid to our employees to maintain the quality of our workforce. To the extent such increases are not offset by price increases, our business and operating results could be adversely affected. If we are unable to hire and retain employees capable of meeting our business needs and expectations, our business and reputation may be impaired. Any failure to meet our staffing needs or any material increase in turnover rates of our employees may adversely affect our business, results of operations and financial condition.

Further, we rely on the ability to attract and retain employees on a cost-effective basis. The availability of employees in the markets in which we operate has declined in recent years and competition for such personnel has increased, especially under the economic crises experienced throughout the COVID-19 pandemic. Our ability to attract and retain a sufficient workforce on a cost-effective basis depends on several factors, including the ability to protect staff during the COVID-19 pandemic. We may not be able to attract and retain a sufficient workforce on a cost-effective basis in the future. In the event of increased costs of attracting and retaining a workforce, our business and operating results could be adversely affected.

Litigation may adversely affect our business, financial condition and results of operations.

From time to time in the normal course of our business operations, we may become subject to litigation involving intellectual property, data privacy and security, consumer protection, commercial disputes and other matters that may negatively affect our operating results if changes to our business operation are required. Due to our manufacturing and sale of our products, including hardware and software, we may also be subject to a variety of claims including product warranty, product liability, and consumer protection claims related to product defects, among other litigation. We may also be subject to claims involving health and safety, hazardous materials usage, other environmental impacts, or service disruptions or failures. The cost to defend such litigation may be significant and may require a diversion of our resources. There also may be adverse publicity associated with litigation that could negatively affect customer perception of our business, regardless of whether the allegations are valid or whether we are ultimately found liable. As a result, litigation may adversely affect our business, financial condition and results of operations. In addition, insurance may not cover existing or future claims, be sufficient to fully compensate us for one or more of such claims or continue to be available on terms acceptable to us. A claim brought against us that is uninsured or underinsured could result in unanticipated costs, thereby adversely affecting our results of operations and resulting in a reduction in the trading price of our stock.

An active, liquid, and orderly trading market for our common stock may not develop, the price of our stock may be volatile, and you could lose all or part of your investment.

The trading price of our common stock may be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control. Our stock price could be subject to wide fluctuations in response to a variety of factors, which include:

•        whether we achieve our anticipated corporate objectives;

•        actual or anticipated fluctuations in our quarterly or annual operating results;

•        changes in our financial or operational estimates or projections;

•        our ability to implement our operational plans;

•        termination of the lock-up agreement or other restrictions on the ability of our stockholders to sell shares;

•        changes in the economic performance or market valuations of companies similar to ours; and

•        general economic or political conditions in the U.S. or elsewhere.

In addition, the stock market in general, and the market for technology companies, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors may seriously affect the market price of companies’ stock, including ours, regardless of actual operating performance. In addition, in the past, following periods of volatility in the overall market and the market price of a particular company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

We incur increased costs and demands upon management as a result of complying with the laws and regulations affecting public companies, which could adversely affect our operating results.

As a public company, we incur significant legal, accounting, and other expenses that we did not incur as a private company, including costs associated with public company reporting and corporate governance requirements. These requirements include compliance with Section 404 and other provisions of the Sarbanes-Oxley Act, as well as rules implemented by the Securities and Exchange Commission, or (“SEC”), and Nasdaq. In addition, our management team also has to adapt to the requirements of being a public company. We expect complying with these rules and regulations will substantially increase our legal and financial compliance costs and to make some activities more time-consuming and costly.

The increased costs associated with operating as a public company will decrease our net income or increase our net loss and may require us to reduce costs in other areas of our business or increase the prices of our products or services. Additionally, if these requirements divert our management’s attention from other business concerns, they could have a material adverse effect on our business, financial condition, and operating results.

As a public company, we also expect that it may be more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as our executive officers.

Data privacy and security concerns relating to our technology and our practices could damage our reputation, cause us to incur significant liability, and deter current and potential users or customers from using our products and services. Software bugs or defects, security breaches, and attacks on our systems could result in the improper disclosure and use of user data and interference with our users and customers’ ability to use our products and services, harming our business operations and reputation.

Concerns about our practices with regard to the collection, use, disclosure, or security of personal information or other data-privacy-related matters, even if unfounded, could harm our reputation, financial condition, and operating results. Our policies and practices may change over time as expectations regarding privacy and data change. Our products and services involve the storage and transmission of proprietary information, and bugs, theft, misuse, defects, vulnerabilities in our products and services, and security breaches expose us to a risk of loss of this information, improper use and disclosure of such information, litigation, and other potential liability. Systems and control failures, security breaches and/or inadvertent disclosure of user data could result in government and legal exposure, seriously harm our reputation and brand and, therefore, our business, and impair our ability to attract and retain customers.

We may experience cyber-attacks and other attempts to gain unauthorized access to our systems. We may experience future security issues, whether due to employee error or malfeasance or system errors or vulnerabilities in our or other parties’ systems, which could result in significant legal and financial exposure. We may be unable to anticipate or detect attacks or vulnerabilities or implement adequate preventative measures. Attacks and security issues could also compromise trade secrets and other sensitive information, harming our business. As a result, we may suffer significant legal, reputational, or financial exposure, which could harm our business, financial condition, and operating results.

Our operations may be impaired if our information technology systems fail to perform adequately or if we are the subject of a data breach or cyber-attack.

We rely on information technology systems to conduct business, including communicating with employees and our key commercial customers, ordering and managing materials from suppliers, shipping products and providing SaaS services to our customers and analyzing and reporting results of operations. While we have taken steps to ensure the security of our information technology systems, our systems may nevertheless be vulnerable to computer viruses, security breaches and other disruptions from unauthorized users. If our information technology systems are damaged or cease to function properly for an extended period of time, whether as a result of a significant cyber incident or otherwise, our ability to communicate internally as well as with our customers could be significantly impaired, which may adversely impact our business.

Additionally, in the normal course of our business, we collect, store and transmit proprietary and confidential information regarding our customers, employees, suppliers and others, including personally identifiable information. An operational failure or breach of security from increasingly sophisticated cyber threats could lead to loss, misuse or unauthorized disclosure of this information about our employees or customers, which may result in regulatory or other legal proceedings, and have a material adverse effect on our business and reputation. We also may not have the resources or technical sophistication to anticipate or prevent rapidly evolving types of cyber-attacks. Any such attacks or precautionary measures taken to prevent anticipated attacks may result in increasing costs, including costs for additional technologies, training, and third-party consultants. The losses incurred from a breach of data security and operational failures as well as the precautionary measures required to address this evolving risk may adversely impact our financial condition, results of operations and cash flows.

Privacy regulation is an evolving area and compliance with applicable privacy regulations may increase our operating costs or adversely impact our ability to service our clients and market our products and services.

Because we store, process, and use data, some of which contains personal information, we are subject to complex and evolving federal, state, and foreign laws and regulations regarding privacy, data protection, and other matters. While we believe we are currently in compliance with applicable laws and regulations, many of these laws and regulations are subject to change and uncertain interpretation, and could result in investigations, claims, changes to our business practices, increased cost of operations, and declines in user growth, retention, or engagement, any of which could seriously harm our business.

If our shares of common stock become subject to the penny stock rules, it would become more difficult to trade our shares.

The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than $5.00, other than securities registered on certain national securities exchanges or authorized for quotation on certain automated quotation systems, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system. If we do not retain a listing on Nasdaq and if the price of our common stock is less than $5.00, our common stock will be deemed a penny stock. The penny stock rules require a broker-dealer, before a transaction in a penny stock not otherwise exempt from those rules, to deliver a standardized risk disclosure document containing specified information. In addition, the penny stock rules require that before effecting any transaction in a penny stock not otherwise exempt from those rules, a broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive (i) the purchaser’s written acknowledgment of the receipt of a risk disclosure statement; (ii) a written agreement to transactions involving penny stocks; and (iii) a signed and dated copy of a written suitability statement. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for our common stock, and therefore stockholders may have difficulty selling their shares.

The financial and operational projections that we may make from time to time are subject to inherent risks.

The projections that our management may provide from time to time (including, but not limited to, those relating to potential peak sales amounts, production, and supply dates, and other financial or operational matters) reflect numerous assumptions made by management, including assumptions with respect to our specific as well as general business, economic, market and financial conditions and other matters, all of which are difficult to predict and many of which are beyond our control. Accordingly, there is a risk that the assumptions made in preparing the projections, or the projections themselves, will prove inaccurate. There will be differences between actual and projected results, and actual results may be materially different from those contained in the projections. The inclusion of the projections in this report should not be regarded as an indication that we or our management or representatives considered or consider the projections to be a reliable prediction of future events, and the projections should not be relied upon as such.

If we were to dissolve, the holders of our securities may lose all or substantial amounts of their investments.

If we were to dissolve as a corporation, as part of ceasing to do business or otherwise, we may be required to pay all amounts owed to any creditors before distributing any assets to the investors. There is a risk that in the event of such a dissolution, there will be insufficient funds to repay amounts owed to holders of any of our indebtedness and insufficient assets to distribute to our other investors, in which case investors could lose their entire investment.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business, or our market, or if they change their recommendations regarding our stock adversely, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. If any of the analysts who may cover us change their recommendation regarding our stock adversely, or provide more favorable relative recommendations about our competitors, our stock price would likely decline. If any analyst who may cover us were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

Risks Relating to This Offering

You will experience immediate and substantial dilution.

Since the price per share of our common stock being offered is substantially higher than the net tangible book value per share of our common stock, you will suffer substantial dilution in the net tangible book value of the common stock you purchase in this offering. The exercise of our outstanding stock options and warrants could result in further dilution of your investment. See the section titled “Dilution” below for a more detailed illustration of the dilution you would incur if you participate in this offering.

Our stockholders may be subject to dilution resulting from future offerings of common stock by us.

We may raise additional funds in the future by issuing common stock or equity-linked securities. Holders of our securities have no preemptive rights in connection with such further issuances. Our board of directors has the discretion to determine if an issuance of our capital stock is warranted, the price at which such issuance is to be effected and the other terms of any future issuance of capital stock. In addition, additional common stock will be issued by us in connection with the exercise of options or grant of other equity awards granted by us. Such additional equity issuances could, depending on the price at which such securities are issued, substantially dilute the interests of the holders of our existing securities.

Our management team will have broad discretion with respect to the use of any net proceeds of this offering.

Although we have described the intended use of any net proceeds of this offering in the section titled “Use of Proceeds,” our management will have broad discretion in the application of these net proceeds and could use them for purposes other than those contemplated at the time of this offering. Accordingly, you will be relying on the judgment of our management with regard to the use of these net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. Our failure to apply these funds effectively could have a material adverse effect on our business, financial condition, results of operations, liquidity or ability to pay dividends and cause the price of our common stock to decline. Pending another use, we may invest the net proceeds in short-term interest-bearing investment grade instruments. These investments may not yield a favorable return to our stockholders.

There are risks, including stock market volatility, inherent in owning our common stock.

The market price and volume of our common stock have been, and may continue to be, subject to significant fluctuations. These fluctuations may arise from general stock market conditions, the impact of risk factors described herein on our results of operations and financial position, or a change in opinion in the market regarding our business prospects, financial performance and other factors.

The Pre-Funded Warrants are speculative in nature.

Commencing on the date of issuance, holders of Pre-Funded Warrants may exercise their right to acquire our common stock and pay an exercise price per share equal to $0.001 per share, subject to certain adjustments, without expiration. Following this offering, the market value of the Pre-Funded Warrants, if any, is uncertain and there can be no assurance that the market price of our common stock will ever equal or exceed their imputed offering price.

We expect that the liquidity of the Pre-Funded Warrants will be limited.

There is no established public trading market for the Pre-Funded Warrants being offered in this offering, and we do not expect a market to develop. In addition, we do not intend to apply to list the Pre-Funded Warrants on any national securities exchange or other nationally recognized trading system, including The Nasdaq Capital Market. Without an active market, the liquidity of the Pre-Funded Warrants will be limited.

Holders of the Pre-Funded Warrants purchased in this offering will have no rights as stockholders until such holders exercise such warrants and acquire our common stock.

Until holders of the Pre-Funded Warrants acquire shares of our common stock upon exercise thereof, holders of such Pre-Funded Warrants will have no rights with respect to the shares of our common stock underlying such Pre-Funded Warrants. Upon exercise of the Pre-Funded Warrants, such holders will be entitled to exercise the rights of a common stockholder only as to matters for which the record date occurs after the exercise date.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains, and the documents incorporated herein by reference contain, forward-looking statements and information relating to Agrify Corporation. All statements other than statements of historical facts contained in this prospectus and the documents incorporated by reference herein, including statements regarding our future results of operations and financial position, business strategy and plans and our objectives for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements. These forward-looking statements include statements relating to:

•        our market opportunity;

•        the effects of increased competition as well as innovations by new and existing competitors in our market;

•        our ability to retain our existing customers and to increase our number of customers;

•        our ability to realize revenue from our customers pursuant to existing total turn-key (TTK) solution implementations;

•        the future growth of the indoor agriculture industry and demands of our customers;

•        our ability to effectively manage or sustain our growth;

•        integration of complementary businesses and technologies;

•        our ability to maintain, or strengthen awareness of, our brand;

•        future revenue, hiring plans, expenses, capital expenditures, and capital requirements;

•        our ability to comply with new or modified laws and regulations that currently apply or become applicable to our business;

•        the loss of key employees or management personnel;

•        our financial performance and capital requirements; and

•        our ability to maintain, protect, and enhance our intellectual property.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this prospectus and the documents incorporated by reference herein. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described under the heading “Risk Factors” in this prospectus and in the documents incorporated by reference herein. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus and in the documents incorporated by reference herein may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations.

MARKET FOR COMMON STOCK

Our common stock is listed on The Nasdaq Capital Market under the symbol “AGFY”. On February 27, 2024, the last reported sale price of our common stock as reported by The Nasdaq Capital Market was $0.5171 per share. As of such date, we had approximately 62 stockholders of record.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain future earnings, if any, and all currently available funds for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in our current or future financing instruments.

MANAGEMENT

The following table sets forth certain information about our executive officers, key employees and directors as of the date of this prospectus.

Name	Age	Position
Raymond Chang	53	Chairman and Chief Executive Officer
David Kessler	45	Chief Science Officer
Brian Towns	37	Executive Vice President and General Manager of Extraction Division
Max Holtzman	54	Director
I-Tseng Jenny Chan	50	Director
Leonard J. Sokolow	67	Director
Timothy Mahoney	67	Director
Krishnan Varier	44	Director

Raymond Chang.    Mr. Chang has served as Chief Executive Officer and Chairman of the Board of Directors since June 2019 and served as the Company’s President from June 2019 to November 2021. From September 2015 through May 2019, Mr. Chang was a lecturer in the Practice of Management at the Yale School of Management and an Adjunct Professor at Babson College as well as a managing director at NXT Ventures. In 1997, Mr. Chang founded GigaMedia, the first broadband company in Asia. In 2000, this company went public on Nasdaq (Nasdaq: GIGM) and raised $280 million, one of the largest IPOs for an internet company prior to 2000. In 2007, Mr. Chang founded Luckypai, a leading TV shopping company in China and raised venture financing from Lightspeed Venture Partners, DT Capital, Intel, Lehman Brothers, and Goldman Sachs. Luckypai was sold to Lotte Group, which is one of the largest Asian conglomerates based in Korea, for $160 million in 2010. From 2012 to 2013, Mr. Chang served as the chief executive officer of New Focus Auto, the largest automobile aftersales service company listed on the Hong Kong Stock Exchange (HKSE: 0360.HK). In 2014, Mr. Chang completed the sale of New Focus Auto to CDH Investments, which is one of the largest private equity firms based in Asia and raised over $150 million for the company. In 2000, Mr. Chang was selected by Fortune as one of the twenty-five “Next Generation Global Leaders Under 40” and by Business Week Asia as one of Asia’s 20 most influential new economy leaders in the 21st century. He was also featured in 2005 as a panel speaker at the World Economic Forum in Zurich, Switzerland. Mr. Chang was the former treasurer/elected board member of Shanghai American School and a member of the Young Presidents Organization — Shanghai Chapter. Mr. Chang received his BA from New York University, MBA from Yale School of Management, and MPA from Harvard JFK School of Government. Mr. Chang has served as a Director of our Company since June 2019.

David Kessler.    Mr. Kessler has served as our Chief Science Officer since July 2022. Since 2013, he has served as owner and operator of Willowbrook Orchids LLC, a national award-winning boutique orchid nursery. From 2006 through 2016, Mr. Kessler served as a Horticulturist at Atlantic Hydroponics, where he oversaw project management. Mr. Kessler has over twenty years of cannabis cultivation experience including ten years of CEA (closed environmental agriculture) indoor farm design. Mr. Kessler’s focus on the application of technology to optimize process & workflow while reducing operational costs are a common theme throughout his prolific industry publications having written for such companies as Sunlight Supply, Maximum Yield Magazine, Botanicare, and Hawthorne Gardening Company. Mr. Kessler also regularly lectures at many cannabis industry events and appears regularly on industry podcasts. Mr. Kessler’s decades of experience with horticultural lighting have allowed him the opportunity to be a product tester for companies such as Sharp Electronics and the Horticultural Lighting Group. He has worked with independent 3 party laboratories to provide unbiased testing data comparing product performance from a multitude of horticultural lighting manufacturers. Mr. Kessler received a Bachelor of Arts degree and undertook post graduate studies in biology at SUNY-Oswego.

Brian Towns.    Mr. Towns has served as the Executive Vice President and General Manager of the Extraction Division since May 2023, and previously served as Vice President of Operations from October 2021 through May 2023. Prior to that role, Mr. Towns served as Operations Manager of Precision Extraction from October 2016 through January 2019, at which time, Mr. Towns was appointed as the Director of Operations role at Precision Extraction in January 2019 until the acquisition by Agrify in October 2021. In these roles, with increasing responsibility, he oversaw multiple critical functions, including supply chain management, manufacturing, compliance, engineering, customer support, and field service teams. Mr. Town’s visionary approach and commitment to maintaining the highest standards ensured that Precision Extraction delivered top-notch products and services to its customers. The acquisition of Precision Extraction by Agrify in October of 2021 and the addition of industry leading equipment providers Pure Pressure, Lab Society, and Cascade Sciences put Mr. Towns in the position to lead the extraction businesses. At Agrify, Mr. Town’s expertise and innovative mindset continue to drive the extraction division’s success. With 7 years of experience in the cannabis extraction industry, Mr. Towns helps spearhead the development and implementation of cutting-edge extraction technologies, ensuring Agrify remains at the forefront of the market. Before joining Agrify, Mr. Towns honed his skills in executive protection, ensuring the safety and security of high-profile individuals from January 2012 through September 2014 as an account executive. Mr. Town’s early career led him to regional management in the wireless retail business from August 2014 to October 2016, where he demonstrated exceptional leadership and strategic acumen. Mr. Towns received his formal education in Michigan.

Max Holtzman.    Mr. Holtzman has served as a member of our Board of Directors since July 14, 2022. Mr. Holtzman has served as Operations Director at Ocean 14 Capital, a private equity impact fund focused on the Blue Economy, since December 2021. Mr. Holtzman has also served as Investments Principal at Pontos Aqua, LLC, which provides strategic advisory services in the global seafood and aquaculture space, since June 2017. Mr. Holtzman is a founding officer of Stronger America through Seafood, which strives to increase the production of healthy, sustainable, and affordable seafood in the United States. Mr. Holtzman previously served as the Vice Chairman of Capitol Peak Asset Management, which focused on infrastructure projects and companies in Rural America. Prior to Capitol Peak, Mr. Holtzman was appointed by President Obama as the Senior Advisor to the United States Secretary of Agriculture. From 2009 to 2014, Mr. Holtzman advised the Secretary on the development of new public-private partnerships, aquaculture, trade, biotechnology, and international food security. He also served as Acting Deputy Under Secretary for Farm and Foreign Agriculture Services and as Acting Deputy Under Secretary of Marketing and Regulatory Programs. In these roles, Mr. Holtzman represented the United States in its negotiations with the Peoples Republic of China as a four-time Delegate on the Joint Committee on Commerce and Trade, and he was regularly involved with a multitude of international trade issues, trade missions, and trade negotiations. He also served as the United States Chairman of the North American Biotechnology Initiative, which includes the United States, Canada, and Mexico. Prior to this appointment, Mr. Holtzman, an attorney for over 25 years, provided strategic consulting to multi-national companies related to transportation infrastructure, project finance, public-private partnerships, health care, and government procurement. He also served as a City Attorney and Special Counsel to several municipalities. Mr. Holtzman has served as a Board Member of The Arcadia Center for Sustainable Food and Agriculture since September 2016, the Founding Chairman of Adopt-A-Classroom, and he has sat on the Global Advisory Council of Secure System since January 2018. Mr. Holtzman received his undergraduate degree in Agricultural Economics from the University of Florida’s Institute of Food and Agricultural Sciences and his law degree from the University of Miami.

I-Tseng Jenny Chan.    Ms. Chan joined Agrify’s Board of Directors in January 2024. Ms. Chan is a luxury brand professional with more than twenty years’ expertise in selling and curating rare gems and antiques. From 2012 to 2018, Ms. Chan served as founder of Studio Rouge in Taipei, Taiwan, where she was responsible for jewelry procurement and merchandise development. Prior to that, Ms. Chan served in various roles at De Beers, Dior Joallerie, JP Collections, Nortel Networks and Thomasville Jewelry Company. Ms. Chan received a Bachelor of Engineering from McGill University and a Master of Science at the University of Illinois.

Leonard J. Sokolow.    Mr. Sokolow has served as a member of Agrify’s Board of Directors since December 2021. Since September 2023, Mr. Sokolow has served as co-Chief Executive Officer of SKYX Platforms Corp. (Nasdaq: SKYX). He had served as in independent director and board committee member of SKYX Platforms since 2015 and continues to serve as a board member of that company. From 2015 to August 2023, Mr. Sokolow served as Chief Executive Officer and President of Newbridge Financial, Inc., a financial services holding company. From 2015 to July 2022 Mr. Sokolow served as Chairman of Newbridge Securities Corporation, Newbridge Financial, Inc.’s full service broker-dealer. From August 2022 to August 2023 Mr. Sokolow served as CEO of Newbridge Securities Corporation and Newbridge Financial Services Group, Inc., Newbridge Financial, Inc.’s, full service registered investment adviser. From 2008 through 2012, he served as President and Vice Chairman of National Holdings Corporation, a publicly traded financial services company. From November 1999 until January 2008, Mr. Sokolow was Chief Executive Officer and President, and a member of the Board of Directors, of vFinance Inc., a publicly traded financial services company, which he cofounded. Mr. Sokolow was the Chairman of the Board of Directors and Chief Executive Officer of vFinance Inc. from January 2007 until July 2008, when it merged into National Holdings Corporation. From 1994 to 1998, Mr. Sokolow was founder, Chairman and Chief Executive Officer of the Americas Growth Fund Inc., a closed-end registered investment company. From 1988 until 1993, Mr. Sokolow was an Executive Vice President and the General Counsel of Applica Inc., a publicly traded appliance marketing and distribution company. From 1982 until 1988, Mr. Sokolow practiced corporate, securities and tax law and was one of the founding attorneys and a partner of an international boutique law firm. From 1980 until 1982, he worked as a Certified Public Accountant for Ernst & Young and KPMG Peat Marwick. Since June 2006, Mr. Sokolow has served on the Board of Directors of Consolidated Water Company Ltd. (Nasdaq: CWCO) and as Chairman of its Audit Committee; as well as a member of its Nominations and Corporate Governance Committee since 2011. Since December 2021, Mr. Sokolow has served as a member of the Board of Directors of Agrify Corporation (Nasdaq: AGFY), where he currently serves as a member of the Audit Committee and the Compensation Committee. Mr. Sokolow received his B.A. and J.D. degrees from the University of Florida and a Masters of Law in Taxation from New York University Law School and remains a Certified Public Accountant.

Timothy Mahoney.    Mr. Mahoney is the owner of Caribou LLC, a strategic advisory firm he founded in 2009 that consults with CEOs and their boards on managing systemic risk and maximizing shareholder value through the identification and capture of strategic opportunities. In March 2013, Mr. Mahoney also founded Cannae Policy Group, a Washington D.C. based public policy company, where he serves as a Chief Political Strategist advising companies, associations, and governments on complex public policy issues. Mr. Mahoney served as a U.S. Representative for Florida’s 16 congressional district from January 2007 to January 2009. From 1998 to 2007, Mr. Mahoney was a Co-Founder of vFinance, Inc., which subsequently acquired National Holdings Corporation. National Holdings Corporation has grown to become one of America’s leading middle-market investment brokerage firms, managing more than $5 billion of client assets with over 50 offices worldwide. Mr. Mahoney has also been involved with companies in the cannabis industry in varying capacities as a private investor, advisor and consultant, including Atlas Biotechnologies, Inc., a licensed medical cannabis grower operating in Canada and the EU, and Volcanic Green Holdings, Inc., a holding company for a Colombian based outdoor cultivation cannabis grower and CBD extracts producer. Mr. Mahoney holds a BA degree in Computer Science and Business from West Virginia University and an MBA from George Washington University. Mr. Mahoney has served as a member of Agrify’s Board of Directors since December 2020.

Krishnan Varier.    Mr. Varier joined Agrify’s Board of Directors in June 2020, after briefly serving as a board observer. He is a Managing Partner and the Chief Investment Officer of Arcadian Capital Management, a Los Angeles, California based venture capital private equity firm particularly focused on investing in ancillary businesses related to the cannabis and hemp industries. He has served in this role since joining Arcadian in 2018 to help lead its principal investing activities, bringing more than 15 years of financial services and Wall Street deal-making experience. From 2016 through 2018, Mr. Varier formed Varier Venture Consulting LLC to assist in the growth of early-stage startup companies, primarily by providing strategic advice regarding capital raising strategies. From 2014 through 2016, Mr. Varier was an investment banker with Cowen & Company, where he covered corporate clients in the healthcare biotechnology industry. From 2013 through 2014, he was a Senior Investment Analyst with Health Care REIT, which has since been re-branded as Welltower REIT, and is a leading provider of real estate capital to seniors housing operators, post-acute healthcare providers and health systems. From 2011 through 2013, Mr. Varier was an investment banker in BofA-Merrill Lynch’s Global Corporate & Investment Banking group covering healthcare corporate clients. He began his investment banking career in 2010 with Morgan Keegan, which is now part of Raymond James Financial Services, Inc. Mr. Varier has been involved in more than $6 billion in closed capital raising and merger and acquisition transactions as an investment banking professional. Mr. Varier earned a B.A. in Economics with a focus in Business Administration in 2001 from the University of Texas at Austin. In 2010, Mr. Varier received an MBA degree in Finance and Investment Management from the University of North Carolina at Chapel Hill, Kenan-Flagler Business School. Mr. Varier has served as a member of our Board of Directors since June 2020.

Family relationships

There are no family relationships among any of our executive officers or directors.

CORPORATE GOVERNANCE

Board and Board Committee Matters

The Board currently consists of six directors. The Board has determined that Max Holtzman, Timothy Mahoney, Leonard J. Sokolow, and Krishnan Varier are all “Independent” directors under the Nasdaq listing standards.

As required by the Nasdaq listing standards, the Board must be composed of a majority of independent directors. The committee charters are reviewed annually and updated as necessary to reflect changes in regulatory requirements and evolving oversight practices.

The Board currently has four standing committees consisting of: the Nominating and Corporate Governance Committee, the Compensation Committee, and the Audit Committee and the Mergers and Acquisitions Committee. No member of the Audit, Compensation or Nominating and Corporate Governance Committee is an employee of the Company or its subsidiaries, and all are currently independent as defined by the Nasdaq listing standards. In March 2022, the Company became aware of a consulting arrangement between an entity partially owned by Mr. Mahoney and the Company that resulted in Mr. Mahoney not being considered independent for purposes of Audit Committee membership. Mr. Mahoney did not provide any consulting services on behalf of the consulting group and did not receive any fees from the consulting group in connection with the agreement between the consulting group and the Company. The Company promptly terminated the consulting relationship, upon which Mr. Mahoney regained his independent status for Audit Committee purposes. Each of the Audit, Compensation and Nominating and Corporate Governance Committees has a written charter approved by the Board of Directors. The committee charters as well as the Company’s Code of Conduct and Ethics, which applies to all directors, officers and employees, are available under “Corporate Governance” in the Investor Relations section of our Company’s website at https://ir.agrify.com. Please note that the information contained on the Company website is not incorporated by reference in, or considered to be a part of, this proxy statement.

The current members of the Committees are identified below:

Director	Nominating and Corporate Governance	Compensation	Audit	Mergers and Acquisitions
Max Holtzman	X (Chair)	X		X
Timothy Mahoney	X	X (Chair)	X	X
Leonard J. Sokolow		X	X
Krishnan Varier	X		X (Chair)	X (Chair)

Nominating and Corporate Governance Committee.    The current members of the Nominating and Corporate Governance Committee are directors Holtzman, who chairs the committee, Mahoney and Varier. Each of these directors is independent as defined under applicable Nasdaq listing requirements. This Committee’s responsibilities include the selection of potential candidates for the Board.

Compensation Committee.    The current members of the Compensation Committee are directors Mahoney, who chairs the committee, Sokolow and Holtzman. Each of these directors is independent as defined under applicable Nasdaq listing requirements. The Compensation Committee is responsible for discharging the responsibilities of the Board with respect to the compensation of our executive officers. The Compensation Committee sets performance goals and objectives for the Chief Executive Officer and the other executive officers, evaluates their performance with respect to those goals and sets their compensation based upon the evaluation of their performance. In evaluating executive officer pay, the Compensation Committee has retained the services of a compensation consultant and considers recommendations from the Chief Executive Officer with respect to goals and compensation of the other executive officers. The Compensation Committee assesses the information it receives in accordance with its business judgment. The Compensation Committee also periodically reviews director compensation. All decisions with respect to executive and director compensation are approved by the Compensation Committee and, in the case of director compensation, ratified by the Board.

Audit Committee.    The current members of the Audit Committee are directors Varier, who chairs the committee, Mahoney and Sokolow. The Board of Directors has determined that all members of the Audit Committee satisfy the financial literacy requirements of the Nasdaq listing standards and are independent as defined under the Nasdaq listing requirements and applicable Securities and Exchange Commission (“SEC”) rules. In addition, our Board of Directors has determined that each of Messrs. Varier and Sokolow qualifies as an “Audit Committee Financial Expert” as defined under SEC rules. The Audit Committee is primarily concerned with the accuracy and effectiveness of the audits of our Company’s financial statements by our independent registered public accountants. Its duties include, among other things:

•        appointing, compensating, retaining, evaluating, terminating, and overseeing our independent registered public accounting firm;

•        discussing with our independent registered public accounting firm the independence of its members from our management;

•        reviewing with our independent registered public accounting firm the scope and results of their audit;

•        approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm;

•        overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual financial statements that we file with the SEC;

•        reviewing and monitoring our accounting principles, accounting policies, financial and accounting controls, and compliance with legal and regulatory requirements;

•        coordinating the oversight by our board of directors of our code of business conduct and our disclosure controls and procedures;

•        establishing procedures for the confidential and/or anonymous submission of concerns regarding accounting, internal controls or auditing matters; and

•        reviewing and approving related party transactions.

The Audit Committee has adopted policies and procedures relating to the approval of all audit and non-audit services that are performed by our independent registered public accounting firm. This policy generally provides that we will not engage our independent registered public accounting firm to render audit or non-audit services unless the service is specifically approved in advance by the Audit Committee or the engagement is entered into pursuant to pre-approval procedures. On an ongoing basis, management communicates specific projects and categories of services for which the advance approval of the Audit Committee is requested. The Audit Committee reviews these requests and advises management if the Committee approves the engagement of the independent registered public accountants. On a periodic basis, management reports to the Audit Committee regarding the actual spending for such projects and services compared to the approved amounts.

The Audit Committee considers whether the provisions of these services are compatible with maintaining the auditor’s independence, and it determined such services for 2023 and 2022 were compatible.

Mergers and Acquisitions Committee.    The current members of the Mergers and Acquisitions Committee are directors Varier, who chairs the committee, Mahoney and Holtzman. The purpose of the Mergers & Acquisitions Committee is to assist the Board and the Audit Committee in evaluating any related party transactions that the Company may consider from time to time.

Compensation Committee Interlocks and Insider Participation

During 2023, Messrs. Mahoney, Sokolow and Holtzman each served as members of the Compensation Committee. During 2023, no member of the Compensation Committee is or has ever been one of our officers or an employee of the Company. None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more of its executive officers serving as a member of our Board of Directors or Compensation Committee.

Director Nomination Process

Our Board of Directors has adopted a Nominating and Corporate Governance Committee Charter, which includes director nomination policies and provisions that are intended to describe the process by which candidates for possible inclusion in the Company’s recommended slate of director nominees are selected. The nomination policies are administered by the Nominating and Corporate Governance Committee of the Board of Directors.

The Board of Directors does not currently prescribe any minimum qualifications for director candidates. Consistent with the criteria for the selection of directors approved by the Board of Directors, the Nominating and Corporate Governance Committee will take into account our current needs and the expertise needed for board service, including experience and achievement in business, finance, technology or other areas relevant to our activities; reputation, ethical character and maturity of judgment; diversity of viewpoints, backgrounds and experiences; absence of conflicts of interest including competitive conflict that might impede the proper performance of the responsibilities of a director; independence under SEC and Nasdaq listing standards; service on other boards of directors; sufficient time to devote to Board matters; and ability to work effectively and collegially with other Board members. In the case of incumbent directors, the Nominating and Corporate Governance Committee will review such directors’ overall service during their term, including the number of meetings attended, level of participation, and quality of performance during their term. For those potential new director candidates who appear upon first consideration to meet the Board’s selection criteria, the Nominating and Corporate Governance Committee will conduct appropriate inquiries into their background and qualifications and, depending on the result of such inquiries, arrange for meetings with the potential candidates. Although the Company does not maintain a separate policy regarding the diversity of the Board, during the director selection process the Nominating and Corporate Governance Committee does consider issues of diversity, such as occupation, gender, race and origin, when evaluating directors for nomination.

The Nominating and Corporate Governance Committee may use multiple sources for identifying director candidates, including its own contacts and referrals from other directors, members of management, the Company’s advisors, and executive search firms. The Nominating and Corporate Governance Committee will consider director candidates recommended by stockholders and will evaluate such director candidates in the same manner in which it evaluates candidates recommended by other sources. In making recommendations for director nominees for the Annual Meeting of Stockholders, the Nominating and Corporate Governance Committee will consider any written recommendations of director candidates by stockholders received by the Corporate Secretary of the Company. Recommendations must include the candidate’s name and contact information and a statement of the candidate’s background and qualifications and must be mailed to Nominating and Corporate Governance Committee, Agrify Corporation, 2468 Industrial Row Drive, Troy, Michigan 48084, Attn: Corporate Secretary.

The nomination procedures are intended to provide a flexible set of guidelines for the effective functioning of our director nominations process. The Nominating and Corporate Governance Committee reviews periodically the nomination procedures and anticipates that modifications may be necessary from time to time as our needs and circumstances evolve, and as applicable legal or listing standards change. The Nominating and Corporate Governance Committee may amend, with the approval of our Board of Directors, the nomination procedures included in the Nominating and Corporate Governance Committee charter and our other governance documents at any time, in which case the most current version will be available on our website at https://ir.agrify.com.

Board Diversity Matrix (As of February 28, 2024)

Total Number of Directors				6

Part I. Gender Identity	Female	Male	Non-Binary	Did Not Disclose Gender
Directors	1	5	—	—
Part II. Demographic Background
African American or Black	—	—	—	—
Alaskan Native or Native American	—	—	—	—
Asian	1	2	—	—
Hispanic or Latinx	—	—	—	—
Native Hawaiian or Pacific Islander	—	—	—	—
White	—	3	—	—
Two or More Races or Ethnicities	—	—	—	—
LGBTQ+	—	—	—	—
Did Not Disclose Demographic Background	—	—	—	—

The board diversity matrix for 2022 can be found in our definitive proxy statement filed with the Securities and Exchange Commission on April 29, 2022.

Director Qualifications

The Nominating and Corporate Governance Committee reviews annually with the Board the composition of the Board as a whole and recommends, if necessary, measures to be taken so that the Board reflects the appropriate balance of knowledge, experience, skills, expertise and diversity required for the Board as a whole and contains at least the minimum number of independent directors required by applicable laws and regulations. The Nominating and Corporate Governance Committee is responsible for ensuring that the composition of the Board accurately reflects the needs of the Company’s business and, in furtherance of this goal, proposing the addition of members and the necessary resignation of members for purposes of achieving this goal. The Committee also considers the nominees’ roles in assisting with development and implementation of the Company’s strategic plan.

The Board of Directors believes that each director nominee brings a strong and unique background and set of skills to the Board, giving the Board as a whole competence and experience in a wide variety of areas, including corporate governance and board service, executive management, private equity, finance, marketing and international business. Set forth below are the particular experiences, qualifications, attributes or skills, which led the Company’s Board of Directors to conclude that each director nominee should serve as a director of the Company.

Mr. Chang, a director since June 2019, is currently the chairman and chief executive officer of the Company. Mr. Chang has a wealth of successful experience directing, managing and/or financing early-stage agricultural- and technology-based companies. Mr. Chang’s entrepreneurial nature and well-developed leadership and financial experience led the Nominating and Corporate Governance Committee to conclude that his skills fit with the needs of the Board of Directors and qualified him to continue to serve as a director of the Company.

Mr. Holtzman, a director since July 2022, is Operations Director at Ocean 14 Capital, a private equity impact fund. Mr. Holtzman’s extensive experience in finance, government relations and international trade led the Nominating and Corporate Governance Committee to conclude that his skills and background fit the needs of the Board of Directors and qualified him to continue to serve as a director of the Company.

Ms. Chan, a director since January 2024, provides the Company with extensive experience in business development and retail sales. Ms. Chan’s experience as an entrepreneur led the Nominating and Corporate Governance Committee to conclude that her skills and background fit the needs of the Board of Directors and qualified her to be a director nominee.

Mr. Mahoney, a director since December 2020, through his strategic advisory firm, has worked as an independent consultant assisting management teams and boards of directors through the identification of systemic risk and the development of creative strategies targeted towards maximizing shareholder value. He also qualifies as an “audit committee financial expert” as defined under SEC rules. Mr. Mahoney’s knowledge and experience with the legislative process of Congress and his diverse experience and knowledge in corporate governance led the Nominating and Corporate Governance Committee to conclude that his skills and background fit the needs of the Board of Directors and qualified him to continue to serve as a director of the Company.

Mr. Sokolow, a director since December 2021, is currently the co-Chief Executive Officer of SKYX Platforms, a Nasdaq-listed company. Mr. Sokolow has vast financing and public company executive management and board of director experience. He also qualifies as an “audit committee financial expert” as defined under SEC rules. Mr. Sokolow’s financial experience, combined with his operational and board of director experience led the Nominating and Corporate Governance Committee to conclude that his skills and background fit the needs of the Board of Directors and qualified him to continue to serve as a director of the Company.

Mr. Varier, a director since June 2020, is a managing partner of Arcadian Capital Management, a leader in cannabis venture capital. Mr. Varier has nearly 20 years of experience in corporate finance and investment advisory. He also qualifies as an “audit committee financial expert” as defined under SEC rules. Mr. Varier’s extensive capital markets experience, knowledge of the cannabis industry, as well as his experience working with cannabis companies as an investor, mentor, advisor and consultant, led the Nominating and Corporate Governance Committee to conclude that his overall experience fits the needs of the Board of Directors and qualified him to continue to serve as a director of the Company.

Leadership Structure

Combining Chairman and Chief Executive Officer Roles.    Our Board of Directors is committed to the principle of independence from management and to the highest standards of corporate governance. All of our directors other than Mr. Chang and Ms. Chan are independent under Nasdaq listing rules. Our Nominating and Corporate Governance, Audit and Compensation Committees are currently composed entirely of independent directors. Our Board of Directors has adopted a flexible policy regarding the issue of whether the positions of Chairman and Chief Executive Officer should be separate or combined. This policy allows the Board to evaluate regularly whether the Company is best served at any particular time by having our Chief Executive Officer or another director hold the position of Chairman.

Currently, the Board believes there are several important advantages to combining the positions of Chairman and Chief Executive Officer. The Chief Executive Officer is the director most familiar with our business and industry and is most capable of effectively identifying strategic priorities and leading the discussion and execution of strategy. The Company’s independent directors bring experience, oversight, and expertise from outside the Company and industry, while the Chief Executive Officer brings Company-specific experience and expertise. Combining the Chief Executive Officer and Chairman positions creates a firm link between management and the Board, promotes the development and implementation of corporate strategy and facilitates information flow between management and the Board, which are essential to effective governance. The Board currently believes that combining the roles of Chairman and Chief Executive Officer contributes to a more efficient and effective Board, does not undermine the independence of the Board, and has no bearing on the ethical integrity of the directors.

Board of Directors’ Oversight of Risk

Our management bears responsibility for the management and assessment of risk at the Company on a daily basis. Management is also responsible for communicating the most material risks to the Board and its committees, who provide oversight of the risk management practices implemented by management. Our full Board provides oversight for risk management, except for the oversight of risks that have been specifically delegated to a committee. Even when the oversight of a specific area of risk has been delegated to a committee, the full Board may maintain oversight over such risks through the receipt of reports from the committee. In addition, the full Board may assume oversight over a particular risk, even if the risk was initially overseen by a committee, when the Board deems it appropriate. The Board and committee reviews occur principally through the receipt of regular reports from Company management on these areas of risk and discussions with management regarding risk assessment and risk management.

Committees.    The Audit Committee maintains initial oversight over risks related to the integrity of the Company’s financial statements, internal control over financial reporting and disclosure controls, the performance of the Company’s independent registered public accounting firm and the operation of the Company’s ethics program. The Company’s Compensation Committee maintains initial oversight of risks related to the Company’s compensation practices, including practices related to equity programs, other executive or Company-wide incentive programs and hiring and retention. The Nominating and Corporate Governance Committee assists the Board of Directors in fulfilling its oversight responsibilities with respect to independence of Board members and compliance with SEC rules and Nasdaq listing standards with respect to Board and committee composition.

Full Board.    At its regularly scheduled meetings, the Board generally receives several reports which include information relating to specific risks faced by the Company. As appropriate, the Company’s Chief Executive Officer or other members of senior management provide operational reports, which include risks relating to the Company’s business. At each regularly scheduled Board meeting, the full Board also receives reports from committee chairpersons, which may include a discussion of risks initially overseen by the committees for discussion and input from the full Board. As noted above, in addition to these regular reports, the Board receives reports on specific areas of risk from time-to-time, such as cyclical or other risks that are not covered in the regular reports given to the Board.

Stockholder Communications with the Board

The Board of Directors welcomes communications from stockholders. Parties interested in the Company and the operation of the Board or its committees, in addition to contacting management, may contact the Chairman of the Board or the Independent directors as a group by directing requests for such contact through the Company’s Corporate Secretary at “Board of Directors/Non-Employee Directors, Agrify Corporation, 2468 Industrial Row Drive, Troy, Michigan 48084, Attn: Corporate Secretary”. Communications by e-mail should be addressed to board@agrify.com and marked “Attention: Corporate Secretary” in the “Subject” field. Requests for contact, except for those stockholder communications that are outside the scope of Board matters or duplicative of other communications by the applicable stockholder and previously forwarded to the intended recipient, shall be directed by the Company’s Corporate Secretary to (a) the intended recipient or (b) the Chairman of the Board, who shall, subject to advice and assistance from the Company’s legal advisors, (i) be primarily responsible for monitoring communications from shareholders and other interested parties and (ii) provide copies or summaries of such communications to the other directors as he or she considers appropriate.

Code of Ethics and Business Conduct

The Company has adopted a code of ethics and business conduct that applies to our directors, officers and employees. This code of ethics and business conduct (which we refer to as a “code of conduct”) may be accessed and reviewed through the Company’s website at https://ir.agrify.com. Any amendments to, or waivers from, any provisions of the code of conduct which apply to our principal executive officer, principal financial officer, principal accounting officer or controller, or any person performing similar functions, will be disclosed either on a Current Report on Form 8-K or on our website promptly following the date of any such amendment or waiver.

EXECUTIVE COMPENSATION

This section describes the compensation paid, or payable, for the last two fiscal years to our named executive officers. Our named executive officers during the fiscal year ended December 31, 2023 were Raymond Chang, our Chairman and Chief Executive Officer, David Kessler, our Chief Science Officer, Brian Towns, our Executive Vice President and General Manager of Extraction, Timothy Oakes, our former Chief Financial Officer, and Stuart Wilcox, our former Chief Operating Officer. Mr. Oakes resigned as Chief Financial Officer effective as of February 28, 2023. Mr. Wilcox resigned as Chief Operating Officer effective as of May 22, 2023.

Summary Compensation Table

The table below summarizes the total compensation paid or earned by each of the named executive officers noted below for services rendered in all capacities, during the fiscal years ended December 31, 2023 and 2022. As a smaller reporting company, we are only required to provide two years of compensation information for our named executive officers.

Name and Principal Position	Year	Salary ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Non-qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Raymond Chang	2023	300,070	330,000	—	—	—	29,268	659,338
Chairman and Chief Executive Officer	2022	350,479	471,000	—	175,000	—	33,099	1,029,578
David Kessler	2023	220,521	310,000	—	—	—	28,588	559,109
Chief Science Officer	2022	220,233	177,550	—	50,000	—	32,164	479,947
Brian Towns	2023	211,726	310,000	—	—	—	29,268	550,994
Executive Vice President and General Manager of Extraction	2022	125,655	20,550	—	15,034	—	14,198	175,447
Timothy Oakes	2023	51,920	—	—	—	—	3,340	55,260
Former Chief Financial Officer	2022	264,454	247,625	—	78,022	—	19,626	609,727
Stuart Wilcox	2023	122,061	—	—	—	—	8,188	150,727
Former Chief Operating Officer	2022	142,539	316,000	—	—	—	8,188	466,727

____________

(1)      Amounts are based on the aggregate grant date fair value of stock awards and stock option awards made to the Named Executive Officers in the applicable year. The reported amounts are calculated in accordance with the provisions of ASC Topic 718. See Note 13 of the notes to consolidated financial statements included in our Annual Report on Form 10-K filed on November 28, 2023, regarding assumptions underlying the valuation of our equity awards.

(2)      Represent amounts earned by each Named Executive Officer under our performance-based annual incentive plan.

(3)      Amounts represent payment of health plan premiums as per Company policy.

(4)      Mr. Oakes resigned as Chief Financial Officer effective February 28, 2023.

(5)      Mr. Wilcox resigned as Chief Operating Officer effective May 22, 2023.

Outstanding Equity Awards at Fiscal Year End

The following table sets forth outstanding equity awards for Named Executive Officers as of December 31, 2023.

	Option Awards						Stock Awards
Name	Grant Date	Vesting Period	Number of Securities Underlying Unexercised Options		Option Exercise Price	Option Expiration Date	Number of Shares of Stock That Have Not Vested	Market Value of Shares of Stock That Have Not Vested
			Exercisable	Unexercisable
Raymond Chang	5/6/20		1,689	—	$456.00	5/6/30	—	$—
	7/20/20		71	—	456.00	7/20/30	—	—
	10/19/20		1,324	—	972.00	10/19/30	—	—
	2/17/21		3,069	181	2,768.00	2/17/31	—	—
	8/8/22		—	—	—	—	1,000	1,256
	11/28/23		—	—	—	—	217,120	272,659
David Kessler	5/6/20		168	—	456.00	5/6/30	—	—
	7/20/20		159	—	456.00	7/20/30	—	—
	10/19/20		241	—	972.00	10/19/30	—	—
	2/17/21		208	12	2,768.00	2/17/31	—	—
	8/8/22		—	—	—	—	333	418
	9/30/22	(4)	—	—	—	—	167	210
	11/28/23	(5)	—	—	—	—	203,961	256,134
Brian Towns	9/30/22	(4)	—	—	—	—	167	210
	11/28/23	(5)	—	—	—	—	203,961	256,134
Stuart Wilcox	7/14/22	(4)	—	—	—	—	667	838

____________

(1)      Options granted replaced previous options awards issued on December 27, 2019, which were cancelled in May 2020. A portion of the May 6, 2020 option awards re-issued were partially vest at the time of re-issuance, with the remaining unvested portion of the stock options vesting between 24 and 48 months. 50% of the options vested upon the initial public offering.

(2)      25% of options granted will vest 12 months from the date of grant with the balance vesting in 36 equal monthly installments thereafter. 50% of the options vested upon the initial public offering.

(3)      Options granted will vest in 36 equal monthly installments from the date of grant.

(4)      33% of the restricted stock units vest on each of the 1-year, 2-year and 3-year anniversaries of grant.

(5)      All of the restricted stock units will vest on November 28, 2024, subject to shareholder approval.

(6)      Pursuant to the terms of his separation agreement, Mr. Wilcox’s restricted stock units will continue vesting in accordance with their original terms following the separation.

Employment and Separation Agreements

The Compensation Committee believes that it is in our best interest as well as the interests of our stockholders to offer severance and change in control benefits to certain of our Named Executive Officers. We compete for talent in a highly competitive market in which companies routinely offer similar benefits to senior executives. The Compensation Committee believes that providing severance and change in control benefits to our Named Executive Officers reduces any reluctance of senior management to pursue potential change in control transactions that may be in the best interests of stockholders. In addition, the income security provided by competitive severance and change in control arrangements helps minimize distractions caused by uncertain personal financial circumstances during the negotiation of a potential change in control transaction, a period of time requiring focused and thoughtful leadership to ensure a successful outcome.

Employment Agreement for Mr. Chang:    On January 4, 2021, we entered into a three-year employment agreement with Mr. Chang as the Company’s Chief Executive Officer, effective February 1, 2021 (the “Mr. Chang’s Employment Agreement”). The agreement, at the end of the initial three-year term, automatically renewed for a successive three-year period.

At signing, Mr. Chang’s Employment Agreement established a minimum annual base salary level of $300,000 and provided for a discretionary bonus of $300,000, with payment subject to Mr. Chang being employed by us at this time of payment.

In accordance with the terms of the agreement, if Mr. Chang’s employment is terminated by us without cause, or in connection with a change of control, or by Mr. Chang for good reason, Mr. Chang will be entitled to receive certain severance benefits, including severance pay equal to the greater of (a) 300% of his annual base salary and (b) $1,000,000. Mr. Chang will also be eligible to receive insurance benefits for a period of up to twelve months following his termination of employment. We can terminate Mr. Chang’s employment for cause only if we receive the unanimous agreement of our board of directors. In addition, if we terminate his employment without cause, or if Mr. Chang resigns for good reason, or upon the occurrence of a change of control, all of his issued but unvested options will immediately vest.

In addition to the terms of our standard invention assignment, restrictive covenants, and confidentiality agreement, Mr. Chang’s employment agreement contains confidentiality, non-solicitation and non-competition provisions, whereby Mr. Chang is subject to non-solicitation restrictions for a period of at least one year and to non-competition restrictions for a period of at least six months following his employment period.

On November 8, 2021, the Compensation Committee, in contemplation of expected executive level changes within the Company, performed a market study of compensation trends related to our various executive level positions. Based upon this review, the Compensation Committee approved increases to Mr. Chang’s base salary (increasing it from $300,000 to $350,000) and discretionary bonus (from $300,000 to $400,000), effective as of January 1, 2022.

Employment Offer Letter for Mr. Kessler:    On January 20, 2020, we provided a letter of employment offer to Mr. Kessler, as amended by the updated offer letter effective as of August 9, 2022.

Mr. Kessler’s offer letter establishes a minimum annual base salary level of $250,000 and provides for a discretionary performance-based bonus of $150,000. Mr. Kessler is an at will employee, and there are no severance benefits if his employment is terminated.

Employment Agreement for Mr. Towns:    On October 22, 2021, we provided a letter of employment offer to Mr. Towns, as amended on March 1, 2023, and May 25, 2023.

Mr. Towns’ offer letter, as amended, establishes a minimum annual base salary level of $250,000. Mr. Towns is an at will employee, and there are no severance benefits if his employment is terminated.

Employment Agreement for Mr. Oakes:    On November 10, 2021, we entered into a two-year employment agreement with Mr. Massie as our Chief Financial Officer, effective November 10, 2021. The agreement, at the end of the initial one-year term, if not terminated by either Mr. Oakes or the Company, would have automatically renewed for successive one-year periods.

Mr. Oakes’ Employment Agreement established a minimum annual base salary level of $250,000 and provided for a discretionary performance-based bonus of $200,000, payable in quarterly $50,000 installment, with payment subject to Mr. Oakes being employed by us at this time of payment. The Board could from time to time elect to pay additional bonuses based on performance that exceeds the mutually agreed upon goals. On August 8, 2022, based on a report from its independent compensation consultant and discussions with the consultant, the Compensation Committee approved an increase to Mr. Oakes’ base salary from $250,000 to $275,000 per year, and an increase in his maximum discretionary bonus opportunity from $200,000 to $250,000 per year.

In accordance with the terms of the agreement, if Mr. Oakes’ employment was terminated by us without cause, or in connection with a change of control, or by Mr. Oakes for good reason, Mr. Oakes would be entitled to receive certain severance benefits, including severance pay equal to 100% of his annual base salary plus his projected bonus for such fiscal year. Mr. Oakes would also be eligible to receive insurance benefits for a period of up to twelve months following his termination of employment. We could terminate Mr. Oakes’ employment for cause only if we received the unanimous agreement of our board of directors. In addition, if we terminated his employment without cause, or if Mr. Oakes resigned for good reason, or upon the occurrence of a change of control, all of his issued but unvested options would immediately vest.

In addition to the terms of our standard invention assignment, restrictive covenants, and confidentiality agreement, Mr. Oakes’ employment agreement contained confidentiality, non-solicitation and non-competition provisions, whereby Mr. Oakes was subject to non-solicitation restrictions for a period of at least one year and to non-competition restrictions for a period of at least six months following his employment period. Mr. Oakes resigned as Chief Financial Officer effective February 28, 2023.

Employment Agreement for Mr. Wilcox:    On July 14, 2022, we entered into an employment agreement with Mr. Wilcox as our Chief Operating Officer. Pursuant to the terms of the agreement, Mr. Wilcox received an annual base salary of $300,000 and was eligible to participate in all employee benefit programs. Mr. Wilcox was also eligible to receive a discretionary performance-based bonus of up to $300,000 with respect to each fiscal year, based on the mutually agreed upon goals that will be set by our Chief Executive Officer and the compensation committee of the Board, and was issued 1,000 restricted stock units that would vest in three equal installments on the one-year, two-year and three-year anniversaries of grant. If Mr. Wilcox’s employment with us was terminated for any reason, he would be entitled to (i) his annual base salary through the termination date, (ii) any accrued unused paid time off, (iii) any vested benefit due and owing under any employee benefit plan and (iv) any unreimbursed business expenses. If Mr. Wilcox’s employment had been terminated by us without cause or by Mr. Wilcox for good reason (as such terms are defined in his employment agreement), he would have also been entitled to receive (i) 100% of his annual base salary and his projected bonus for such fiscal year, (ii) only in the instance of termination without cause or for good reason that occurs within 30 days prior to, or within six months following, a change in control, immediate vesting of all his issued but unvested options or restricted stock units and (iii) continued participation in our group health insurance benefits through August 31, 2025.

In connection with Mr. Wilcox’s resignation, on May 23, 2023, we entered into a separation agreement with Mr. Wilcox. The separation agreement provided that, among other things, (a) Mr. Wilcox would receive reimbursement for COBRA premiums for medical, dental and vision benefits for a period of six months, and (b) all of Mr. Wilcox’s restricted stock units will continue to vest in accordance with their original vesting terms, notwithstanding his resignation. The separation agreement also contained a general release in favor of the Company.

Potential Termination Payments and Equity Awards

The Employment Agreements for our Named Executive Officers, as described above, generally provide for cash payment in the event that their employment with the Company is terminated in certain circumstances by the Company without cause or by such Named Executive Officer for good reason (1) outside of a change of control and (2) in connection with a change of control. The potential payouts each Named Executive Officer may be eligible to receive in either instance under their respective employment agreements is calculated based upon the measurement criteria described above.

If the Named Executive Officers covered by employment agreements or severance agreements had their employment terminated as of December 31, 2023, the Named Executive Officers would have been eligible to receive payments, depending upon whether the termination was for good reason or based upon a change in control, as set forth in the following table.

Termination Payout Table

The following table sets forth information concerning termination payouts for Named Executive Officers serving as of December 31, 2023. These disclosed amounts are estimates only and do not necessarily reflect the actual amounts that would be paid to the Named Executive Officers, which would only be known at the time that they become eligible for payment and would only be payable if the events set forth in the table below occur.

Potential Termination Payments
	Without Cause or for Good Reason				Change of Control
Name	Salary and Bonus	Benefits	Option Award Acceleration	Total	Termination		Other	Total
					Salary and Bonus	Benefits	Option Award Acceleration	Total
Raymond Chang	$1,050,000	$35,858	$1,549	$1,087,407	$1,050,000	$35,858	$1,549	$1,087,407

____________

(1)      Represents circumstances involving termination without cause or for Good Reason outside of any Change in Control.

(2)      Represents circumstances involving termination without cause or for Good Reason in connection with a Change in Control.

(3)      Consists of health, dental, and life insurance coverage for a period of twelve months. The reported value is based upon the type of insurance coverage carried by each Named Executive Officer as of December 31, 2023 and is valued at the premiums in effect on December 31, 2023.

(4)      Certain unvested outstanding equity awards contain acceleration provisions, and assuming the applicability and operation of such provisions as of December 31, 2023, the Named Executive Officer could have realized the following values from acceleration (based on the closing price of $1.20 on December 29, 2023 over any applicable exercise price or par value payment obligation for such accelerated awards).

Director and Officer Indemnification and Limitation of Liability

We have entered, and intend to continue to enter, into separate indemnification agreements with our directors and executive officers, in addition to the indemnification provided for in our amended and restated bylaws. These agreements, among other things, require us to indemnify our directors and executive officers for certain expenses, including attorneys’ fees, judgments, penalties, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of their services as one of our directors or executive officers or as a director or executive officer of any other company or enterprise to which the person provides services at our request.

We are a Nevada corporation and generally governed by the Nevada Private Corporations Code, Title 78 of the Nevada Revised Statutes, or NRS. Section 78.138 of the NRS provides that, unless the corporation’s articles of incorporation provide otherwise, a director or officer will not be individually liable unless it is proven that (i) the director’s or officer’s acts or omissions constituted a breach of his or her fiduciary duties, and (ii) such breach involved intentional misconduct, fraud, or a knowing violation of the law. Our articles of incorporation provide the personal liability of our directors is eliminated to the fullest extent permitted under the NRS.

Section 78.7502 of the NRS permits a Nevada corporation to indemnify its directors and officers against expenses, judgments, fines, and amounts paid in settlement actually and reasonably incurred in connection with a threatened, pending, or completed action, suit, or proceeding, if the officer or director (i) is not liable pursuant to NRS 78.138, or (ii) acted in good faith and in a manner the officer or director reasonably believed to be in or not opposed to the best interests of the corporation and, if a criminal action or proceeding, had no reasonable cause to believe the conduct of the officer or director was unlawful.

Section 78.7502 of the NRS precludes indemnification by the corporation if the officer or director has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court determines that in view of all the circumstances, the person is fairly and reasonably entitled to indemnity for such expenses.

Discretionary indemnification pursuant to Section 78.7502 may be made as authorized upon determination that the indemnification is proper under the circumstances. Such determination may be made by (i) the stockholders; (ii) the board of directors by majority vote of a quorum consisting of directors who were not parties to the action, suit, or proceeding; or (iii) independent legal counsel if ordered by a majority of the quorum consisting of directors who were not parties to the action, suit, or proceeding or if a quorum of directors who were not parties to the action, suit, or proceeding cannot be obtained.

Section 78.751 of the NRS requires a Nevada corporation to indemnify its officers and directors to the extent such person is successful on the merits or otherwise in defense of any actual or threatened civil, criminal, administrative, or investigative action, suit, or proceeding or any claim, issue, or matter therein, including an action by or in the right of the corporation, if such person is or was serving as an officer or director of the corporation or, at the request of the corporation, as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise. Such indemnification shall be for expenses actually and reasonably incurred by the person, including attorney’s fees, in connection with defending any such action, suit, or proceeding.

Unless otherwise restricted by the articles of incorporation, bylaws, or an agreement made by the corporation, Section 78.751 of the NRS provides that a corporation may pay expenses as incurred and in advance of the final disposition of the action, suit, or proceeding, upon receipt of an undertaking by or on behalf of the officer or director to repay the amount if it is ultimately determined by a court of competent jurisdiction that such officer or director is not entitled to be indemnified by the company. Section 78.751 of the NRS further permits the corporation to grant its directors and officers additional rights of indemnification under its articles of incorporation, bylaws, or other agreement, including the requirement of mandatory advance payment of expenses.

Section 78.752 of the NRS provides that a Nevada company may purchase and maintain insurance or make other financial arrangements on behalf of any person who is or was a director, officer, employee, or agent of the company, or is or was serving at the request of the company as a director, officer, employee, or agent of another company, partnership, joint venture, trust, or other enterprise, for any liability asserted against him and liability and expenses incurred by him in his capacity as a director, officer, employee, or agent, or arising out of his status as such, whether or not the company has the authority to indemnify him against such liability and expenses.

Our bylaws implement the indemnification provisions permitted by Chapter 78 of the NRS by providing that we shall indemnify our directors and officers to the fullest extent permitted by the NRS against expense, liability, and loss reasonably incurred or suffered by them in connection with their service as an officer or director. Our bylaws require the payment of costs and expenses incurred with respect to any proceeding to which a person is made a party as a result of being a director or officer in advance of final disposition of such proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if it is ultimately determined that such person is not entitled to indemnification. We may purchase and maintain liability insurance, or make other arrangements for such obligations or otherwise, to the extent permitted by the NRS.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for directors, executive officers, or persons controlling us, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

DIRECTOR COMPENSATION

Annual Cash Compensation. Each of the Company’s non-employee directors receives an annual cash retainer of $24,000, payable in twelve monthly installments. In addition, the following Committee retainer amounts are payable to Committee members.

The Audit Committee Chair receives an annual retainer of $5,000 per year, while Audit Committee members are entitled to receive an annual retainer of $1,000. The annual retainers are paid in twelve monthly installments and are in addition to the annual cash retainer for non-employee directors described above.

The Compensation Committee Chair receives an annual retainer of $5,000 per year, while Compensation Committee members are entitled to receive an annual retainer of $1,000. The annual retainers are paid in twelve monthly installments and are in addition to the annual cash retainer for non-employee directors described above.

The Nominating and Corporate Governance Committee Chair receives an annual retainer of $5,000 per year, while Nominating and Corporate Governance Committee members are entitled to receive an annual retainer of $1,000. The annual retainers are paid in twelve monthly installments and are in addition to the annual cash retainer for non-employee directors described above.

Currently, there are no annual retainer fees awarded to either the Merger and Acquisitions Committee Chair or the Merger and Acquisition Committee members.

Stock Options and Share-Based Awards.    Following initial election to the Company’s Board of Directors, non-employee directors are eligible to receive restricted stock units as determined by the Board.

The Company’s Board and Compensation Committee believe that equity-based awards are essential to our continued success. Equity-based awards are necessary to attract, retain and motivate highly qualified directors to serve Agrify and to improve Agrify’s business results and earnings by providing these individuals an opportunity to acquire or increase a direct proprietary interest in Agrify’s operations and future success while further aligning recipient’s interests with those of shareholders.

The Board compensation guidelines described above are designed to (a) compensate Committee members through Committee cash retainers in order to provide compensation commensurate with relevant service level commitments for Committee service and (b) set overall Board compensation at a level that is competitive with market norms, in order to enable the Company to attract potential new directors and provide market-based remuneration for existing directors.

Non-Equity Incentive Plan Compensation.    We do not provide Non-Equity Incentive Compensation to our directors.

Pension Benefits.    We do not have a pension plan and therefore, do not offer any such pension arrangements to our directors.

The table below provides compensation information for the year ended December 31, 2023 for each non-employee member of our Board of Directors. Guichao Hua served on the Board of Directors until our Annual Meeting of Stockholders held on January 8, 2024, at which point I-Tseng Jenny Chan was elected to the Board of Directors.

Director	Fees Earned or Paid In Cash	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	Change In Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation	Total
Guichao Hua	$14,853	$20,417	$—	$—	$—	$—	$35,000
Max Holtzman	8,000	65,000	—	—	—	—	75,000
Timothy Mahoney	23,452	58,838	—	—	—	—	82,380
Leonard J. Sokolow	19,792	52,708	—	—	—	—	72,500
Krishnan Varier	22,500	56,500	—	—	—	—	79,000

____________

(1)      Represents the aggregate dollar amount of all fees earned or paid in cash for services as a director, including monthly retainer fees and committee membership, as described above. During the year ended December 31, 2023, directors elected to receive additional restricted stock units in lieu of a portion of their cash compensation.

(2)      The reported amounts are calculated in accordance with the provisions of Financial Accounting Standards Board (“FASB”) Accounting Standard Codification Topic 718, “Compensation — Stock Compensation (“ASC Topic 718”).

(3)      As of December 31, 2023, the aggregate number of unvested restricted stock units outstanding for each current non-employee director were as follows: 89 for each of Messrs. Hua, Mahoney, Varier, Sokolow and Holtzman. Value of stock awards reflects awards that were earned in 2023 but paid in January 2024.

(4)      As of December 31, 2023, the aggregate number of unexercised stock option awards outstanding for each current non-employee director were as follows: 456 for Mr. Hua, 456 for Mr. Mahoney, 455 for Mr. Varier; 250 for Mr. Sokolow and none for Mr. Holtzman.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table provides information, as of January 25, 2024, about the beneficial ownership of our Company’s Common Stock by: (1) the persons known to us to be beneficial owners of more than 5% of our Company’s outstanding Common Stock; (2) our directors; (3) each named executive officer; and (4) our directors and executive officers as a group. To the best of our knowledge, each such person has sole voting and investment power over the shares shown in this table, except as otherwise indicated. As of January 25, 2024, there were 58 record holders and 6,846,419 outstanding shares of our Company’s Common Stock.

The number of shares beneficially owned by each stockholder is determined under rules issued by the SEC and includes voting or investment power with respect to securities. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power and includes any shares as to which the individual or entity has the right to acquire beneficial ownership within 60 days after January 25, 2024 through the exercise of any warrant, stock option or other right. The inclusion in this proxy statement of such shares, however, does not constitute an admission that the named stockholder is a direct or indirect beneficial owner of such shares. Common stock subject to options or warrants currently exercisable, or exercisable within 60 days after January 25, 2024, are deemed outstanding for the purpose of computing the percentage ownership of the person holding those options or warrants but are not deemed outstanding for computing the percentage ownership of any other person.

Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares of Common Stock, except to the extent spouses share authority under community property laws.

	Beneficial Ownership
	Number of Shares	Percent of Total
Directors and Executive Officers(2)
Raymond Chang(3)	11,966,841	49.99%
David Kessler(5)	1,038	*
I-Tseng Jenny Chan(4)	11,609,789%
Max Holtzman(5)	52,724	*	%
Timothy Mahoney(5)	45,071	*	%
Krishnan Varier(5)	41,993	*	%
Leonard J. Sokolow(5)	36,738	*	%
All Directors and Executive Officers as a Group (7 persons)(3)(5)	13,480,221	52.57%

____________

*         Less than 1%.

(1)      The percentages shown with respect to any identified individual or group are calculated by dividing: (i) the sum of (a) the number of shares of Common Stock actually owned as of January 25, 2024 plus (b) the number of shares of Common Stock that may be acquired through the exercise of stock options, warrants or any other rights, the conversion of convertible securities, or the vesting of Restricted Stock Units within 60 days thereof (“Currently Exercisable Awards”) by (ii) the sum of 6,846,419 shares of Common Stock outstanding as of January 25, 2024, plus the amount referenced in clause (i)(b) for such individual or group.

(2)      The address of each of the directors and executive officers listed above is c/o Agrify Corporation, 2468 Industrial Row Dr., Troy, MI 48084.

(3)      Includes (i) options to purchase 6,334 shares of Common Stock that are exercisable within 60 days of January 25, 2024, (ii) 575 shares of Common Stock owned by Mr. Chang, (iii) 1,453,894 shares of common stock held by RTC3 2020 Irrevocable Family Trust, of which Mr. Chang retains the authority to remove the independent trustee, (iv) 648 shares of common stock held by NXT3J Capital, LLC, an entity controlled by Mr. Chang, (v) warrants to purchase 317 shares of common stock associated with our 2020 convertible promissory notes held by RTC3 2020 Irrevocable Family Trust, (vi) options to purchase 194 shares of common stock held by Mr. Chang’s son that are exercisable within 60 days of January 25, 2024, (vii) warrants to purchase 230,906 shares of Common Stock that are held by RTC3 2020 Irrevocable Family Trust, but only to the extent exercisable due to a 9.99% beneficial ownership limitation, and (viii) 10,273,973 shares of common stock that may be issued upon conversion of a secured convertible note held by CP Acquisitions, LLC (“CP”), over which Mr. Chang has shared voting and investment control, subject to a beneficial ownership limitation of 49.99% with respect to CP and/or Mr. Chang.

(4)      Includes (i) 1,335,816 shares of common stock owned in equal proportions by M. Zion Capital, LLC, M Olivet Capital, LLC and M Cannan Capital, LLC, over which Ms. Chan has voting and investment control, and (ii) 10,273,973 shares of common stock that may be issued upon conversion of a secured convertible note held by CP, over which Ms. Chan has shared voting and investment control, subject to a beneficial ownership limitation of 49.99% with respect to CP and/or Ms. Chan.

(5)      Includes the following shares subject to options that are exercisable within 60 days of January 25, 2024: Mr. Kessler, 788; Mr. Mahoney, 456; Mr. Varier, 454; and Mr. Sokolow, 188. Includes the following shares subject to Restricted Stock Units that vest within 60 days of January 25, 2024: Mr. Holtzman, 52,635; Mr. Mahoney, 44,526; Mr. Varier, 41, 450; and Mr. Sokolow, 36,461.

MARKET, INDUSTRY AND OTHER DATA

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity and market size, is based on information from various sources, on assumptions that we have made that are based on those data and other similar sources and on our knowledge of the markets for our services. These data involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. We have not independently verified any third party information and cannot assure you of its accuracy or completeness. While we believe the market position, market opportunity and market size information included in this prospectus is generally reliable, such information is inherently imprecise. In addition, projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate is necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

In addition, we own or have rights to trademarks or trade names that we use in connection with the operation of our business, including our corporate names, logos and website names. In addition, we own or have the rights to copyrights, trade secrets and other proprietary rights that protect the content of our products. This prospectus may also contain trademarks, service marks and trade names of other companies, which are the property of their respective owners. Our use or display of third parties’ trademarks, service marks, trade names or products in this prospectus is not intended to, and should not be read to, imply a relationship with or endorsement or sponsorship of us. Solely for convenience, some of the copyrights, trade names and trademarks referred to in this prospectus are listed without their,     and     symbols, but we will assert, to the fullest extent under applicable law, our rights to our copyrights, trade names and trademarks. All other trademarks are the property of their respective owners.

USE OF PROCEEDS

We estimate the net proceeds from this offering will be approximately $2.2 million, after deducting estimated placement agent fees and commissions and our estimated offering expenses.

We intend to use the net proceeds of this offering for working capital and general corporate purposes, which may include capital expenditures and repayment of debt. We have not yet determined the amount of net proceeds to be used specifically for any of the foregoing purposes.

Pending use of the proceeds as described above, we intend to invest the net proceeds of this offering in short-term interest-bearing investment grade instruments.

The amounts and timing of our actual expenditures will depend on numerous factors, including the amount of cash used in our operations. We may find it necessary or advisable to use the net proceeds for other purposes, and we will have broad discretion in the application of the net proceeds and investors will be relying on the judgment of our management regarding the application of the net proceeds from this offering.

Based upon our historical and anticipated future growth and our financial needs, we may engage in additional financings of a character and amount that we determine as the need arises. We may raise additional capital through additional public or private financings, the incurrence of debt and other available sources.

DILUTION

If you invest in this offering, you will experience immediate and substantial dilution to the extent of the difference between the offering price per share paid in this offering (or the offering price per Pre-Funded Warrant, as applicable), in each case excluding shares of common stock issuable upon exercise of the Pre-Funded Warrants being offered in this offering and the payment of the exercise price therefor, and the adjusted net tangible book value per share of our common stock as of September 30, 2023, as adjusted to give effect to this offering.

Our net tangible book value per share of common stock is determined by subtracting our total liabilities from our total tangible assets, which is total assets less intangible assets, and dividing this amount by the number of shares of common stock outstanding. The historical net tangible book value of our common stock as of September 30, 2023 was approximately $(21.2) million, or $(12.86) per share, based on 1,651,281 shares of common stock outstanding at September 30, 2023.

After giving effect to the sale of 2,760,000 shares of our common stock in this offering (excluding shares of common stock issuable upon exercise of the Pre-Funded Warrants being offered in this offering) at the public offering price of $0.38 per share (or the public offering price per Pre-Funded Warrant of $0.38) and after deducting estimated offering expenses payable by us and placement agent fees), our as adjusted net tangible book value as of September 30, 2023 would have been approximately $(19.1) million, or $(4.33) per share of common stock. This represents an immediate increase in net tangible book value of $8.54 per share to existing stockholders and immediate dilution of $4.71 per share to investors purchasing securities in this offering at the offering price. The following table illustrates this dilution on a per share basis:

Offering price per share		$0.38
Net tangible book value per share as of September 30, 2023	$(12.86)
Increase in net tangible book value per share attributable to this offering	$8.54
As adjusted net tangible book value per share after giving effect to this offering based		$(4.33)
Dilution per share to new investors		$4.71

The discussion and table above assume no exercise of the Pre-Funded Warrants sold in this offering.

The above discussion and table do not take into account further dilution to investors purchasing our common stock in this offering that could occur upon the exercise of outstanding options and warrants, or the conversion of convertible securities, having a per share exercise or conversion price less than the public offering price per share in this offering. To the extent that outstanding options or warrants or other shares are issued, investors purchasing our common stock and/or Pre-Funded Warrants in this offering will experience further dilution. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe that we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of our common stock, including through the sale of securities convertible into or exchangeable or exercisable for common stock, the issuance of these securities could result in further dilution to our stockholders, including investors purchasing our common stock in this offering.

The table and discussion above are based on 1,651,281 shares of our common stock outstanding as of September 30, 2023, but does not include, as of such date:

•        1,495,001 shares of our common stock issuable upon the exercise of warrants outstanding, at a weighted average exercise price of $38.07 per share;

•        13,439 shares of our common stock issuable upon the exercise of stock options outstanding, at a weighted average exercise price of $1,518.05 per share;

•        4,580 shares of our common stock issuable upon the vesting of restricted stock units;

•        8,437 shares of our common stock reserved for future issuance under our 2022 Omnibus Equity Incentive Plan;

•        no shares of our common stock reserved for future issuance under our 2022 Employee Stock Purchase Plan;

•        588 shares of our common stock reserved for future issuance in connection with completed acquisitions; and

•        1,157,068 shares of our common stock reserved for future issuance in connection with the conversion of a secured convertible note held as of September 30, 2023 by the Former Lender.

BUSINESS

Business Overview

We are a leading provider of innovative cultivation and extraction solutions for the cannabis industry, bringing data, science, and technology to the forefront of the market. Our proprietary micro-environment-controlled Agrify Vertical Farming Units (or “VFUs”) enable cultivators to produce high quality products with what we believe to be unmatched consistency, yield, and return investment at scale. Our comprehensive extraction product line, which includes hydrocarbon, alcohol, solventless, post-processing, and lab equipment, empowers producers to maximize the quantity and quality of extract required for premium concentrates.

Since our inception, we have gone from primarily developing, selling, and supporting our VFUs along with our fully integrated Agrify Insights™ cultivation software (“Agrify Insights™”) to being able to offer customers a far more complete set of solutions, products, and services across both cultivation and extraction. This has been a function of both our natural evolution and through a set of strategic mergers and acquisitions. Since 2020, we have integrated six new brands into Agrify’s broader organization. Our first acquisition, TriGrow Systems, Inc., was completed in January 2020. TriGrow Systems, Inc. was formerly the exclusive distributor of Agrify’s VFUs. We added Harbor Mountain Holdings, LLC to our portfolio on July 21, 2020, to help scale up our manufacturing strategy with engineering, prototyping, manufacturing, testing, warehousing, and installation services. Since October 2021, we have been strategically focused on establishing ourselves as a global leader in the cannabis and hemp extraction equipment industry, complementing our cutting-edge cannabis and hemp cultivation solutions. Over five months, we acquired four of the top brand names in the industry. On October 1, 2021, we acquired Precision Extraction Solutions, a market leader in developing and producing high-quality hydrocarbon and alcohol extraction solutions, and Cascade Sciences, LLC, a market leader in developing and producing high-quality vacuum purge ovens and decarboxylation ovens. On December 31, 2021, we acquired PurePressure, LLC, a market leader in developing and producing high-quality solventless extraction solutions and advanced ice-water hash processing equipment in the cannabis and hemp industry. Lastly, on February 1, 2022, we completed our acquisition of LS Holdings Corp., a market leader in developing and producing high-quality distillation and solvent separation solutions for the cannabis and hemp industry.

We now offer our customers an extensive ecosystem of solutions, products, training, and service capabilities in what has historically been a highly fragmented market. Our offerings, which are described in more detail below, are compelling on their own. However, we believe what sets us apart is our ability to bring to the market the most comprehensive set of cultivation and extraction solutions from a single provider. As a result, we believe we are well-positioned to capture market share and create a dominant market position in the indoor cannabis sector. We currently have two primary areas of business focus:

•        Cultivation Solutions; and

•        Extraction Solutions.

Cultivation Solutions

While we do not cultivate, come in contact with, distribute, or dispense cannabis or any cannabis derivatives that are currently prohibited under U.S. federal law, our equipment and business solutions can be used within indoor grow facilities by fully licensed cannabis cultivators. We sell our proprietary cultivation solutions to independent licensed cultivators. The two primary products we sell are the VFUs and Agrify Insights™. We believe we are one of a limited number of companies offering a fully integrated cultivation solution optimized for precision growing with robust automation capabilities in the industry.

Agrify Vertical Farming Unit

Our proprietary VFU technology offers a modular, compartmentalized micro-climate growing system for indoor vertical farming. Our VFU system is designed for craft farmers, single-state operators, and multi-state operators who are looking to consistently produce higher-quality crops at scale. The VFUs are designed to line up horizontally in rows, and can be stacked vertically up to three units tall, taking advantage of unused indoor vertical space with the below benefits:

•        Superior Floor Space Utilization.    Each VFU provides two tiers of growing canopy. Our units introduce an open-room facility design approach to maximize available cultivation floor space while offering superior risk mitigation via individual compartmentalized cultivation chambers which aim to contain potential biological threats to cultivation facilities.

•        Precise Environmental Controls.    Each VFU has an Environmental Control Unit that is integrated with our proprietary cultivation software, Agrify Insights™. This integration allows for precise control and automation over light photoperiod and intensity, temperature, humidity, vapor pressure deficit (“VPD”), carbon dioxide, fertigation, and irrigation throughout the lifecycle of the plants.

•        Modular Scalability.    The VFU is designed to stack up to three units tall, sextupling production volume over the same traditional footprint. Each unit is designed to easily integrate with a mezzanine catwalk system providing unparalleled access to all levels of cultivation.

•        Worker Safety & Efficiency.    The VFU’s design was thoughtful and intentional; from the ergonomic dimensions that facilitate safe, easy access to plants for scouting and plant husbandry, to the integrated catwalks that allow cultivators to work from a safe sitting or standing position without the need for scissor lifts, ladders or removable platforms.

•        Biosecurity and Risk Mitigation.    The VFU has a motorized curtain on both sides of the unit that encloses the grow area to prevent light pollution and the spread of disease that would typically lead to facility-wide crop failure. Contamination can be controlled and limited to the affected units, which are designed with sanitation in mind. From the aluminum frame to the selection of antimicrobial plastics and down to the IP65 electronics and polycarbonate-lensed LED lights, the entire VFU can be easily sanitized, especially with the VFU’s High Heat mode, which helps sanitize all internal VFU surfaces effortlessly.

Agrify Insights™

The VFUs are designed to work in conjunction with our Agrify Insights™ software. Each VFU sold includes a license for Agrify Insights™ and a monthly Software-as-a-Service (“SaaS”) subscription fee is charged per VFU. The VFU cannot operate successfully without Agrify Insights™, and we typically charge between $1,500 to $2,400 per VFU sold annually. Agrify Insights™ license agreements are generally for a multi-year term, with an annual auto-renewal.

Agrify Insights™ is a SaaS-based solution that interfaces with our proprietary hardware to provide customers with real-time control and monitoring of facilities, growing conditions and insights into both production and profit optimization. The combination of precise environmental control and automation with data collection and actionable insights empowers our customers to be more efficient, more productive, and more intelligent about how they run their businesses. We believe that the robust data analytics capabilities from our Agrify Insights™ platform, coupled with our VFU system, is enabling our customers to transform their businesses and quality of the product they are cultivating.

Agrify Insights™ is focused on optimizing four key components:

•        Optimization at the plant level;

•        Optimization at the VFU unit level;

•        Optimization at the facility level; and

•        Optimization at the business level.

When these key components are combined, they encompass the cultivation operations of an Agrify customer. By reducing human error and providing insights through data collection and analysis, Agrify Insights™ minimizes risk and increases operational efficiencies. Ultimately, our customers seek to produce end products with the highest level of consistency no matter where they are located.

Plant-Level Optimization

Central to our solution is granular control of the cultivation environment. A crop’s end-product is determined by the plant’s genetics and the environment in which the plants are grown. Control over the growing environment is accomplished through the integration of Agrify Insights™. Agrify Insights collects data from multiple sensors on a per plant basis between 4 and 60 times an hour. This can result in between 100 thousand and 151 million data points annually, depending on the number of plants and fluctuations in the VFU microclimate. By recording data points and reproducing specific environments based on the data, cultivators can effectively minimize the variation in their crops and dial-in the maximum quality. Individual plant varietals can be optimized by tailoring the grow plan (recipe for cultivation) to enhance genetic traits; increasing the temperature can speed chemical processes and growth rates and adjusting the length of different phases of a plant’s lifecycle can maximize the crop’s yield. Additionally, when new varieties of plants are cultivated, having multiple controlled, compartmentalized, growth chambers allow for iterative experiments which offer real insight into how new varieties are best cultivated which is beneficial for research and development purposes.

Our “Grow Plans” are the templates or recipes that define the parameters for each lifecycle. Grow Plans define the environmental settings (light-photoperiod and intensity, temperature, humidity, VPD, CO2, irrigation, fertigation) for each crop variety and cultivator as well as the schedule for completing, as applicable, “plant touching” tasks such as bottoming, pruning, and harvesting. Agrify Insights™ ships to the customer with many pre-developed Grow Plans and customers can create their own Grow Plans, electing to share them with other customers or not.

Individual VFU Level Optimization

Our VFU hardware provides cultivation environmental control within the grow chamber. This hardware and its component valves, motors and sensors are directed and controlled by Agrify Insights™.

•        Monitor and Control Agrify Hardware.    Agrify Insights™ can either automatically or manually control our hardware. For example, the water-chilled fan coil can keep the temperature in a range accurate to 1.5 degrees Fahrenheit.

•        Cultivation Environmental Control.    Using Agrify Insights™, users can view environmental charts that plot temperature, humidity, and carbon dioxide over time. It also shows when plant irrigation occurs and whether the unit is in cooling, circulating, or dehumidifying mode. We sample these values every minute and report them back to the cloud every 15 minutes or more often if significant changes occur. Each growing chamber reports millions of data points annually, enabling our clients to perform an in-depth analysis of their grow performance. The manual control screen visualizes the current state of the grow chamber and allows our technicians to take direct control for troubleshooting, if necessary. The device log shows us what decisions were made by Agrify Insights™ and why.

Facility Level Optimization

Our modular VFUs are deployed in scale at a customer’s facility with the smallest commercial operation deployment being 60 VFUs to date. Agrify Insights™ is designed to operate these individual VFUs as a combined facility. Agrify Insights™ features at the facility level include:

•        Production Planning.    The production planning feature is designed to maximize a facility’s utilization by executing a “best-fit” scheduling algorithm to selected Grow Plans across VFUs that have been deployed at a customer facility. Since grow plans typically have a different number of growing days that start on staggered schedules, this module is a critical component for optimizing the planting and moving schedules, significantly increasing plant production, and reducing the cost per pound of harvest.

•        Workforce Management.    Agrify Insights™ includes a workforce planning feature to assign tasks to staff. These tasks can be automatically assigned based on the user role or their knowledge, skills, and abilities. The calendar displays the estimated time required to complete plant-touching tasks on any given day.

•        Automatic Notification System.    Users can select to subscribe to anomalous events, and users are notified in the order in which they are listed. If a user does not acknowledge the notification within the specified time frame, the next user in the list is notified, providing the business with 24/7 monitoring and notifications.

•        Preventative Maintenance.    Our equipment and facility preventative maintenance schedules and related tasks are contained, tracked, and monitored within Agrify Insights™.

•        Facility Infrastructure Controls.    Agrify Insights™ controls the irrigation on a facility level and connects with the water chilled HVAC system and ambient lighting system, providing our customers with a central piece of software for facility management.

Optimization at the Business Level

Agrify Insights™ analysis features enable customers to understand how cultivation decisions impact their overall business. Understanding the data from the cultivation facility can help our customers better plan and make informed decisions that impact downstream parts of their business.

•        Consumables Procurement Integration.    Each task can also be assigned a set of consumables whose inventory will be reduced when the task is started. This feature can help customers manage supply levels and can automatically create purchase orders so that they never run out of required supplies.

•        Online Standard Operating Procedures (“SOPs’’) and Safety Datasheets.    Agrify Insights™ hosts digital copies of our included Standard Operating Procedures and datasheets, or users can upload their own via our content management system, ensuring that the most recent version of SOPs and forms are available to users.

•        Roles-Based Dashboards.    Ability to obtain access to information specifically suited to your workforce’s various needs. Facility owners have access to high-level information about crop yields and equipment usage in an easy-to-understand scorecard. Farm managers receive a worksheet and calendar that lets them manage their workforce and automatically assign plant-touching tasks. This also provides facility managers with an ongoing window into consumables and lets them set inventory levels.

•        Data Collection.    Agrify Insights™ is a centralized repository for all data relating to the cultivation aspects of our clients’ business, including research and development testing data, and the ability to capture and compare test results. By doing so, Agrify Insights™ becomes a customers’ cultivation statement of record.

•        Financial Simulator/What If Scenarios.    Our operating expenses (“OpEx”) calculator enables users to evaluate impacts to profitability by changing hundreds of attributes including, but not limited to, changes to costs in labor, electric, water, CO, and growing media as well as potential volatility in yields and pricing.

•        Regulatory Reporting Integration.    We have integrated our software with Metrc, a leading seed-to-harvest compliance management and tracking solution, which will enable our customers to handle most regulatory reporting directly through Agrify Insights™.

Cultivation Deployment Options

Rapid Deployment Pack (“RDP”) Program

The RDP program was established in 2022 to make it easier for a broader range of customers to access our award-winning cultivation technology. Featuring our flagship VFUs in a prepackaged, self-contained, and quick-to-deploy format, the thoughtfully designed and engineered RDPs offer an accelerated path to production, cash flow, and profitability for customers. By removing certain barriers and points of friction with the RDPs, we can provide customers who have properly equipped facilities with best-in-class cultivation capabilities in potentially as little as 90 days. Once installed, the modular nature of the RDPs allows for seamless expansion opportunities, enabling customers the flexibility to grow and scale.

TTK Solution

While we do not intend to enter into any new TTK Solutions for the foreseeable future, we have deployed this program with certain key customers. We also believe that our data-driven TTK Solution for cultivation solutions is unlike any other customer solution being offered and enables our customers to get to market faster by providing them with our seamlessly integrated hardware and software offerings as well as access to capital and a wide range of associated services from experts including consulting, training, design, engineering, and construction to form what we believe is the most complete solution available from a single provider. We engage qualified cannabis operators in the early phases of their business plans and provide critical support, typically over a 10-year period.

Our TTK Solution provides our valued customers with the benefit of working with a single, highly qualified provider in what has historically been a decentralized market full of piecemeal solutions that were not necessarily designed and engineered to work harmoniously with one another. Given the significant shortcomings associated with traditional indoor grow methods across all commercial agriculture segments, it was apparent that a new paradigm in indoor cultivation was needed, which is why we have brought a more modern, manufacturing style approach that is process driven through technology and measured via data and analytics. Overall, our holistic approach to addressing our customers’ cultivation needs treats their production facilities as an end-to-end ecosystem whose success depends on all components working together optimally. Despite the rapidly growing cannabis and hemp industry, many growers and processors face some significant obstacles to their operations that pose a serious threat to their long-term viability.

We believe Agrify’s proprietary TTK Solution is the key to resolving many of the challenges our customers encounter. We have set ourselves apart by bringing to market a horticulturist expertise, bundled solution of state-of-the-art equipment, software and services that is turn-key, end-to-end, fully integrated and optimized for precision growing and extraction. Agrify’s TTK Solution provides customers with the following bundled equipment and services:

•        Facility design, lab design, and engineering services

•        Facility and lab build-out project management

•        Agrify VFUs

•        Agrify data driven Agrify Insights™

•        Agrify extraction products

•        Expert horticulturist training and ongoing support

Extraction Solutions

While we do not extract, come in contact with, distribute, process, or dispense cannabis or hemp or any cannabis or hemp derivatives that are currently prohibited under U.S. federal law, our extraction equipment and business solutions can be used within indoor processing facilities by fully licensed cannabis and hemp cultivators and processors or in some cases, by individual processors for individual use in compliance with applicable law. We sell our proprietary extraction solutions to independent, licensed cultivators and processing labs.

Cannabis represents a potential cornucopia of medicinal and pharmaceutical advancement. Cannabis produces over 550 different phytochemicals, over 120 of which are cannabinoids like tetrahydrocannabinol (“THC”) and cannabidiol (“CBD”). Other cannabinoids like varins, cannabigerivarin (“CBGV”), tetrahydrocannabivarin (“THCV”), and cannabidivarin (“CBDV”) are less well known and potentially offer significant value. As we continue to learn more about the complex chemical composition of cannabis, the need for distillation solutions is clear. Distillation enables the identification, isolation, and separation of valuable cannabis metabolites. The ability to take cannabis compounds distilled into their pure forms, and then recombine them into specific, purposeful end-products could have significant potential for the pharmaceutical industry in the future.

As stated previously, we strategically acquired four of the top brands in the extraction space in late 2021 and early 2022 in Precision Extraction, PurePressure, Lab Society, and Cascade Sciences. These iconic brands encompass everything from hydrocarbon, alcohol, and solventless extraction to distillation and post-processing and have supported and continue to support over 90% of legal operators in one fashion or another.

Combined, these four acquisitions provide what we believe to be the most comprehensive extraction solutions from a single provider, with over 7,000 customers, including over 30 Multi-State-Operators, and some of the best extraction labs in the industry. Our leading extraction brands provide equipment and solutions for extraction, post-processing, and testing for the cannabis and hemp industries. The extraction, post-processing and testing services are complementary and highly attractive areas of the supply chain.

Our extraction division now offers cutting-edge technologies and end-to-end service solutions. Solutions from the extraction division include equipment, technology, facility and lab design, training, and extensive research and development capabilities. By providing new hardware-as-a-service we intend to capture higher margin recurring revenue and supply chain optimization through streamlined product sourcing, purchasing, manufacturing, and warehousing.

These acquisitions have greatly expanded our product and service offerings in the post-harvest segment of the supply chain. We believe we are positioning Agrify as one of the most vertically integrated total solutions provider for our cannabis and hemp customers. According to a report published by Grand View Research in November 2022, the global cannabis extraction market is expected to potentially grow to $15.5 billion by 2030, and as the cannabis industry continues to experience rapid growth globally, we expect the sales of our extraction solutions to follow a similar growth trajectory.

Cannabis Market Opportunity

While we do not cultivate, come in contact with, distribute or dispense cannabis or any cannabis derivatives that are currently prohibited under U.S. federal law, our cultivation solutions can be used within state-licensed indoor grow facilities by cannabis cultivators if they choose to do so.

In the U.S., the development and growth of the regulated medical and recreational (adult-use) cannabis industry has generally been driven by state law and regulation, and accordingly, the market varies on a state-by-state basis. State laws that legalize and regulate cannabis for medicinal reasons allow patients to consume cannabis with a designated healthcare provider’s recommendation, subject to various requirements and limitations. As of January 2023, 39 states have passed laws allowing their citizens to use medical cannabis. On top of this medical condition growth trend, there has been a slow but steady increase in the number of states that have chosen to legalize cannabis for recreational use. As of January 2023, 21 states have passed laws allowing their citizens to use recreational cannabis. Shifting public attitudes and state law and legislative activity are driving this change as indicated by a 2019 poll by Quinnipiac University that found that 93% of Americans support patient access to medical-use cannabis if recommended by a doctor, which was the same level of support from a similar poll conducted by Quinnipiac University in 2018. Similarly, the trend toward further legalization and regulation of cannabis sales is spreading globally. As of the date of this report, over 70 countries outside the U.S. currently have medicinal cannabis regulation in force, and that number is expected to significantly increase over time.

Given that the market size of legal cannabis in the U.S. in 2022 was estimated to be $27.7 billion according to MarketsandMarkets research Pvt Ltd, and 88% of legal U.S. cannabis cultivators grow indoors (Fluence 2022 Industry lighting report), we estimate that the indoor segment of the legal U.S. cannabis sector is a $10 billion market with the expectation that there will be even more growth on the horizon. A recent report from statista.com projected global cannabis revenue to reach $47.2 billion in 2023, with annual growth rate of 12.69%, with a projected global market volume of $76.1 billion by 2027.

The different cultivation environments for cannabis each have advantages and disadvantages, and this leads to a variance in price points based on quality, actual and perceived, and process. Based on the Fluence 2022 state of the cannabis industry lighting report, 88% of cultivators have some or all of their facilities growing indoors, up 9% over 2021.

Competitive Landscape

We believe our full suite of product offerings forms an unmatched ecosystem for indoor growing and extraction. At this time, our VFUs, Agrify Insights™, extraction solutions, our facility design and build services, and our engineering/installation services are highly differentiated from anything else on the market.

At the same time, our customers are actively being approached by a variety of companies who do offer compelling standalone products and services, so we recognize that our customers do have choices and alternatives, and they also need to factor in opportunity costs whenever they make purchasing decisions. Consequently, we more broadly define our competition as any other company going after the same finite budget dollars as us in the indoor agriculture space. We have highlighted below the most notable players that operate across some of the same functional, highly fragmented areas of agriculture technology that we operate.

•        Semi-Integrated Vertical Cultivation Systems — Sprout AI

•        Aeroponic Systems — AEssenceGrows and Thrive Growing

•        Horticultural Lighting — Gavita, Fluence, VividGro, Hydrofarm, GrowGeneration, Hawthorne and Heliospectra

•        Extraction Solutions — ExtractionTek Solutions, Mach Technologies, Decimal Engineering, Low Temp Plates, Whistler Technologies, Maratek and Hashatron

•        Monitoring Software — Grownetics and Trym

•        Cultivation Software — Quantum Leaf, Flourish, and Grow Link

•        Vertical Cultivation Racking Systems — Pipp Horticulture and Montel

Despite the presence of some well-funded and well-established competitors who offer pieces of what we do, we are able to compete on the basis of several defensible factors including our industry experience, our technical expertise, the differentiated value proposition of our individual offerings, and our positioning as a single-source provider. However, we believe above all else, it is our ability to offer an unrivaled level of precision through a total end-to-end turnkey solution that sets us apart from existing competitors and potential new market entrants.

Our Competitive Strengths

We believe our business has, and our future success will be driven by, the following competitive strengths:

•        Innovative Technology in an Attractive Growing Industry.    Our innovative solutions are aimed at large and growing U.S. domestic and global markets. We believe we are the only provider of a fully integrated end-to-end hardware and software turnkey solution for indoor cultivation and extraction facilities that allows customers to produce high-quality products with consistency at scale while meeting the growing demand and needs of end users at a relatively low cost. As such, we believe we have a first mover advantage due to innovating this new type of smart cannabis and hemp cultivation and processing solution, which is already designed, manufactured, and implemented in several commercial scale deployments across multiple states within the U.S.

•        Integrated Proprietary Components.    We design and create our own hardware, software, and SOPs from the ground up rather than buying piecemeal from third parties. We take a systems-engineered integrated approach that we believe has inherent advantages over other, ad-hoc systems.

•        Emphasis on Precision and Consistency Through Our Proprietary Grow Solutions.    While being able to help our customers increase capacity, yield and consequently revenues holds a tremendous amount of value, we believe that our biggest differentiator is our ability to impact the actual quality and consistency of the output by controlling the environment in which the crops are grown and all the variables that influence harvests with an unparalleled level of precision. The by-product of our TTK Solution is that our customers can create consistent high-quality products with repeatability from anywhere similar to any other consumer product company that provides a branded food or drink product.

•        Emphasis on Precision and Consistency Through Our Extraction Division.    In addition to our premium grow solutions, we have begun offering our customers industry leading cannabis and hemp extraction equipment, design, and training solutions. By acquiring leading brands earlier this year, we are immediately able to offer our customers premium solutions to meet their processing needs in this rapidly expanding sector.

•        Market Knowledge and Understanding.    We have extensive experience with controlled agriculture environments, extraction, post-processing, and scale-up manufacturing, as well as industry technical knowledge and relationships. We are keenly aware of the struggles that indoor cultivators and extractors face, and we serve as a credible and collaborative partner through the entire customer lifecycle. We believe that our fully integrated TTK Solution, extraction equipment and ancillary services are the key to resolving many of the challenges our customers face.

•        Differentiated Business Model.    Unlike many of our competitors, we offer a diversified mix of hardware, software, and services, which leads to potential multiple revenue streams. Given the nature of our deployments, we become deeply embedded in our customers’ operations through our numerous product offerings. This puts us in a position where customer success is directly tied to our equipment. Our ability to differentiate our business model provides us with multiple opportunities to expand our installed user base, which we believe will lead to future high-margin and stable recurring SaaS revenues, via our Agrify Insights™ and production fee revenues.

Our Customers

We primarily market and sell our products to newly licensed, well-funded producers in a single market as well as multi-state operators. Our customers choose us for several reasons, including the breadth and availability of the products we offer, our extensive expertise, and the quality of our customer service. For large multi-state operators, our solutions allow operators to produce consistent high-quality products regardless of the geographic locations where they are licensed to operate. Our system removes the variations of local grow environments, and also provides consistent standard operating procedures across different facilities, helping every facility to achieve the highest Good Manufacturing Processes standards. Our ability to provide a “one-stop shop” experience allows us to be the preferred vendor to many of these customers by streamlining their entry or expansion of their cultivation capabilities. In addition, we believe our customers find great value in the advice and recommendations provided by our knowledgeable sales and service associates, which further increases demand for our products.

We believe the nature of our solutions and our high-touch customer service model strengthens relationships, builds loyalty and drives repeat business as our customers’ businesses expand. In addition, we feel as if our premium product lines and comprehensive product portfolio position us well to meet our customers’ needs. Furthermore, we fully anticipate that we will be able to leverage all the data that we are collecting from our existing customer base to make continuous improvements to our offerings and better serve our current and new customers in the future.

To date, we have customers across the U.S. and internationally in the cannabis and hemp industry and are of all sizes, ranging from small, single location businesses to multi-state enterprise operations that use Agrify’s solutions. For each of the fiscal years ended December 31, 2022 and December 31, 2021, we had two customers that represented more than 10% of total revenues.

Our Growth Strategy

We have developed a multi-pronged growth strategy as described below to help us capitalize on the sizable opportunity at hand. Through methodical sales and marketing efforts, cultivation and extraction solutions, and scale-up manufacturing, we believe we have implemented several key initiatives we can use to grow our business more effectively. We also intend to opportunistically pursue the strategies described below to continue our upward trajectory and enhance shareholder value. We believe we have significantly improved our new bookings and qualified pipeline. With our expanded product line that includes quality extraction solutions, we have become more attractive to our prospects and customers, enhancing our overall appeal and the scope of opportunities we are able to pursue. We expect our qualified pipeline and new bookings of opportunities to continue to grow.

Sales and Marketing

Rigorous Sales Process and Strong Infrastructure in Place to Drive Revenue Growth

We utilize a highly structured sales process to evaluate potential new opportunities and then advance vetted prospects through the different phases of our qualified pipeline. Our salespeople spend most of their time building relationships and qualifying opportunities to make closing new business more streamlined, collaborative, and organic in nature. There are specific requirements, milestones, and events that we have identified along the sales process that must be met to move prospects through and convert them from vetted opportunities into committed sales orders within a 12-month period. At each phase of the pipeline, a prospect opportunity is assigned a probability value for closing, providing management production forecast ability.

Our sales team works to convert our qualified pipeline of opportunities into confirmed contractual bookings. Given our emphasis on enterprise sales opportunities, we believe we are able to significantly scale our business in the coming year without significant increases in our headcount. At the time of this report, our sales team was comprised of one Sales Vice President, Directors of Business Development, Account Managers, Channel Partner Managers, Customer Support and Success Manager, Customer Service Support Reps, and a Sales Support Admin. Additionally, we take measures to ensure that all members of the sales organization are cross-trained on cultivation and extraction products.

We believe our business has, and our future success will be driven by, the following sales and marketing strategy:

•        Direct Marketing.    We capitalize on our direct marketing efforts by utilizing our internal CRM database, as well as the external help of trusted industry databases to target the right audience. Emails go out on a weekly basis and are subdivided by product focus and state, depending on the campaign. We use A/B testing in our email campaign strategy to harness meaningful messages.

•        Social Media and Thought Leadership.    Through the creation and promotion of engaging content that positions us as a thought leader, we continue to organically grow our social media audience. We share original videos, photography, industry-related articles, and blog content on a consistent basis. By developing strong relationships with our customers and sharing testimonials as well as live footage of our products being in action, we are better positioning ourselves on social. Furthermore, we promote our social media in our email communications, on our website, and through paid advertising. We also keep our finger on the pulse of trends and competitors in the market, remaining in the know.

•        Trade Shows.    Trade shows and events related to the cannabis industry have proven to be highly effective. When attending trade shows and events, we typically position ourselves front and center, with high-level sponsorships, outstanding booth placement, and speaking opportunities. Our product and subject matter experts take advantage of speaking opportunities, positioning Agrify as an industry thought leader. We expect to continue to grow our industry presence by generating leads using conferences as a platform. The trade show plan has been carefully vetted to ensure that these shows are reputable, have a strong business-to-business focus, high foot-traffic rates, as well as hosted in a desirable market.

•        Paid Advertising.    We utilize paid advertising such as banner ads on high-trafficked media sites that largely focus on cannabis and other relevant topics. We provide content offers and other downloadable materials to capture these leads. As we gain experience through these different marketing initiatives, we will make appropriate spending adjustments with our most effective outlets. We seek to expand our business both nationally and internationally and will do so when we have proven, viable marketing options available to us.

•        Public Relations Campaigns.    We have actively utilized press releases, industry and investor events, and interviews and speaking engagements to increase awareness of our brand, solutions, customer engagements, and other relevant company developments. With our industry positioning using thought leadership and ongoing participation in industry conferences, we have been highlighted through the Newswire and featured in a variety of media outlets. We will continue to sponsor and present keynotes at industry-related events including technology and agriculture conferences, podcasts, radio shows and more to continue to gain press and ultimately more exposure.

Scale-Up Manufacturing Capabilities in Order to Meet the Increasing Demand for Our Grow Solutions

We currently use both internal and external manufacturing to support our increasing demand. Internal production is primarily at our Michigan, Colorado, and Georgia facilities. Externally, we use a variety of contract manufacturers (“CMs”) in the U.S. and in Asia for prototyping and volume manufacturing, and we plan to expand our capabilities to meet the increasing demand for our grow solutions. We design the systems internally, and then work with our CMs and suppliers to refine, prototype, and test the designs. The designs are documented at a level that allows us to have our products manufactured at multiple CMs, both in the U.S. and abroad. As demand increases beyond our internal capacities additional volume can be shifted to external manufacturing to ensure market demands are met.

Overall, our approach to manufacturing is to use both internal and external manufacturing capabilities to prototype, iterate, and begin initial production, then transition to volume production. As volumes increase, this will also include increasing production in lower-cost geographies, which results in both rapid time-to-market and low production costs. As we grow, we intend to continually analyze and evolve our manufacturing capabilities to best meet our customers’ needs while always focusing on ways to maximize operating margins.

Intellectual Property

We rely on a combination of patent, trademark, copyright, and trade secret, including federal, state and common law rights in the U.S. and other countries, nondisclosure agreements, and other measures to protect our intellectual property. We require our employees, consultants, and advisors to execute confidentiality agreements and to agree to disclose and assign to us all inventions conceived under their respective employment, consultant, or advisor agreement, using our property, or which relate to our business. Despite any measures taken to protect our intellectual property, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. Our business is affected by our ability to protect against misappropriation and infringement of our intellectual property, including our trademarks, service marks, patents, domain names, copyrights and other proprietary rights.

Patents

We hold 20 patents in the U.S. We also have one pending patent application. These patents and patents applications are directed to, among other things, extraction and processing of botanicals and particular compounds.

Trademarks and Copyrights

We own or have applications for numerous national and state trademarks which are essential to our businesses, including Agrify, Precision, PurePressure, PressWare, Lab Society and Elitelab, among others. In addition, we recognize common-law trademark rights AGRIFY INSIGHTS and AGRINAMICS for SaaS products.

Our subsidiary, Agrify Brands, LLC is the owner of certain common-law trademarks that it licenses to third parties. Marks covered by the license include, DAWG STAR (including multiple logo designs), WESTERN CULTURED (including multiple logo designs), TWISTED LEGION (logo), WAXTRONAUT (including multiple logo designs) and WAXTRONAUT COSMICALLY CURATED EXTRACTS.

Although we have not sought copyright registration for our technology or works to date, we rely on common law copyright and trade secret protections in relation to our TechOps/Agrify Insights™ computer program for indoor agriculture management. We have registered our Internet domain names related to our business. We license software from third parties and utilize open-source software for integration into our applications.

In addition, while we know that our current product and service capabilities are highly novel and compelling, we do not intend to be complacent. We will continue to learn from our customers and from the market, and if there is an opportunity to deploy a new and improved version of one of our offerings or if we decide there is room in the market for a new type of solution, we fully intend to diligently explore those possibilities to augment our existing business and grow our reach.

Human Capital Resources

As of February 14, 2024, we had a total of 57 employees, of which 56 are full-time employees, with 9 located in the New England area, 13 in Colorado, 23 in Michigan, 2 in Georgia, and 10 located in other states. None of our employees are subject to collective bargaining agreements. We consider our relationship with our employees to be good.

We strive to attract and retain diverse, high-caliber employees who raise the talent bar by offering competitive compensation and benefit packages, regardless of their gender, race, or other personal characteristics. We regularly review and survey our compensation and benefit programs against the market to ensure we remain competitive in our hiring practices. We provide employee salaries that are competitive and consider factors such as an employee’s role and experience, the location of their job and their performance. In addition to our competitive salaries, to enhance our employees’ sense of participation in the company and to further align their interests with those of our stockholders, we offer equity packages to a majority of our employees. The principal purposes of our equity incentive plan are to attract, retain and reward personnel through the granting of stock-based compensation awards, in order to increase stockholder value and the success of our company by motivating such individuals to perform to the best of their abilities and achieve our objectives.

We strive to hire, develop, and retain talent that continuously raises the performance bar. We encourage, support, and compensate our employees based on our philosophy of recognizing and rewarding exceptional performance. We believe that performance and development is an ongoing process in which all employees should be active participants. Individual and company key performance goals are linked to employee compensation.

Facilities

Our headquarters is currently located in Troy, Michigan and consists of approximately 15,825 square feet of office and warehouse space under a lease that expires in March 2026 with an option to extend for an additional three years. We lease properties located within various geographic regions in which we conduct business, including Colorado, Georgia, and Michigan. Our properties include office spaces, showrooms, and warehouses used for research and development, operational, sales, management, and administrative purposes. All of our facilities are leased. We believe our facilities are adequate for our needs and believe that we should be able to renew any of our existing leases or secure similar property without an adverse impact on our operations.

Regulatory Implications of Providing Equipment and Services in the Cannabis and Hemp Industry

We sell products and services that end users may purchase for use in industries or segments, including the growing and processing of cannabis and hemp, which are subject to varying, inconsistent, and rapidly changing laws, regulations, administrative practices, enforcement approaches, judicial interpretations, and consumer perceptions. For example, certain countries and 38 U.S. states have adopted frameworks that authorize, regulate, and tax the cultivation, processing, sale, and use of cannabis for medicinal and/or non-medicinal use, while the U.S. Controlled Substances Act and the laws of other U.S. states prohibit growing cannabis. In addition, with the passage of the Farm Bill in December 2018, hemp cultivation is now broadly permitted. The Farm Bill explicitly allows the transfer of hemp-derived products across state lines for commercial or other purposes. It also removes restrictions on the sale, transport, or possession of hemp-derived products, so long as those items are produced in a manner consistent with the law. Our products are multi-purpose products and may be used on a wide range of plants and are purchased by cultivators who may grow any variety of plants, including cannabis and hemp.

Although the majority of states now have laws that regulate or decriminalize various types of cannabis use, marijuana remains a Schedule I drug under the Controlled Substances Act, making it illegal under federal law in the U.S. to, among other things, cultivate, distribute or possess cannabis in the U.S. In those states in which the use of marijuana has been legalized, its use remains a violation of federal law pursuant to the Controlled Substances Act. The Controlled Substances Act classifies marijuana as a Schedule I controlled substance, and as such, medical and adult cannabis use is illegal under U.S. federal law. Unless and until the U.S. Congress amends the Controlled Substances Act with respect to marijuana (and the President approves such amendment), there is a risk that federal authorities may enforce current federal law. Financial transactions involving proceeds generated by, or intended to promote, cannabis-related business activities in the U.S. may form the basis for prosecution under applicable U.S. federal money laundering legislation. The approach to enforcement of such laws by the federal government in the U.S. has trended toward non-enforcement against individuals and businesses that comply with medical or adult-use cannabis regulatory programs in states where such programs are legal, strict compliance with state laws with respect to cannabis.

In most states that have legalized medical- and recreational-use cannabis in some form, the growing, processing and/or dispensing of cannabis generally requires that the operator obtain one or more licenses in accordance with applicable state requirements. In addition, many states regulate various aspects of the growing, processing and/or dispensing of cannabis and hemp. Local governments in some cases also impose rules and regulations on the manner of operating cannabis and hemp businesses. As a result, applicable state and local laws and regulations vary widely, including, but not limited to, regulations governing the medical cannabis program, product testing, the level of enforcement by state and local authorities on non-licensed cannabis operators, state and local taxation of regulated cannabis products, local municipality bans on operations and operator licensing processes and renewals.

As part of its rigorous due diligence policy on all potential customers, we carefully review the appropriate licensure of each potential customer in the cannabis and hemp industry for compliance with applicable local, state, and federal laws. We are not involved in the cultivation, processing, or retail of cannabis products and never takes a controlling interest in any of the operations of its cannabis customers as a matter of state law.

Implications of Being an Emerging Growth Company and Smaller Reporting Company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, which we refer to as the JOBS Act. As a result, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements that are applicable to other companies that are not emerging growth companies. Accordingly, for so long as we are an “emerging growth company,” we will not be required to:

•        engage an auditor to report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act;

•        comply with any requirement that may be adopted by the Public Company Accounting Oversight Board, or the PCAOB, regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

•        submit certain executive compensation matters to shareholder advisory votes, such as “say-on-pay,” “say-on-frequency,” and “say-on-golden parachutes;” or

•        disclose certain executive compensation-related items such as the correlation between executive compensation and performance and the comparison of the chief executive officer’s compensation to median employee compensation.

In addition, the JOBS Act provides that an “emerging growth company” can use the extended transition period for complying with new or revised accounting standards.

We will remain an “emerging growth company” until the earliest to occur of:

•        our reporting $1 billion or more in annual gross revenues;

•        our issuance, in a three-year period, of more than $1 billion in non-convertible debt;

•        the end of the fiscal year in which the market value of our common stock held by non-affiliates exceeds $700 million on the last business day of our second fiscal quarter; and

•        December 31, 2026.

We cannot predict if investors will find our securities less attractive because we may rely on these exemptions, which could result in a less active trading market for our securities and increased volatility in the price of our securities.

Finally, we are a “smaller reporting company” (and may continue to qualify as such even after we no longer qualify as an emerging growth company) and accordingly may provide less public disclosure than larger public companies, including the inclusion of only two years of audited financial statements and only two years of management’s discussion and analysis of financial condition and results of operations disclosure. As a result, the information that we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests.

Recent Developments

Note Acquisition and Warrant Issuance

On October 27, 2023, following the execution of the Modification Agreement (as defined below), CP Acquisitions LLC (the “New Lender”), an entity affiliated with and controlled by Raymond Chang, our Chairman and Chief Executive Officer, and I-Tseng Jenny Chan, a member of our Board of Directors, purchased from an institutional investor (the “Former Lender”) the Senior Secured Note issued by us to the Former Lender on August 19, 2022 (the “Exchange Note”) and the Senior Secured Convertible Note issued by us to the Former Lender on March 10, 2023 (the “Convertible Note”). As a condition to the Note Purchase, we and the New Lender entered into an acknowledgment and release (the “Release Agreement”) with the Former Lender, pursuant to which we and the New Lender released the Former Lender from any claims, demands, actions, suits, obligations and causes of action arising on or before the date thereof.

On October 27, 2023, as a condition precedent to the Note Purchase, we entered into a letter agreement (the “Letter Agreement”) with the Former Lender. Pursuant to the Letter Agreement, we agreed, immediately prior to the note purchase transaction, to exchange $3.0 million in principal and approximately $1.1 million in accrued but unpaid interest outstanding under the Exchange Note for a warrant (the “Exchange Warrant”) to purchase 2,809,669 shares of common stock. Additionally, we agreed to exchange the 375,629 shares of common stock held in abeyance for the Former Lender under the terms of the letter agreement between us and the Former Lender dated as of April 26, 2023 for a warrant to purchase 375,629 shares of common stock (the “Abeyance Warrant”).

Each of the Exchange Warrant and the Abeyance Warrant has an exercise price of $0.001 per share, became exercisable upon issuance, has a term of five years from the date of issuance and is exercisable on a cash basis or on a cashless exercise basis at the Former Lender’s election. The Former Lender exercised the Exchange Warrant and Abeyance Warrant in full during January and February 2024.

Note Amendment and Secured Promissory Note

On July 12, 2023, we issued an unsecured promissory note in favor of GIC Acquisition, LLC (“GIC”), an entity that is owned and managed by Raymond Chang, our Chairman and Chief Executive Officer. On October 27, 2023, we and GIC amended and restated the Note (the “GIC Note”). Pursuant to the terms of the GIC Note, as restated, the maturity date was extended until December 31, 2023 and we granted a junior security interest in our assets. On January 25, 2024, we and GIC amended and restated the GIC Note to increase the principal amount thereunder to $1.0 million, all of which is currently outstanding under the GIC Note, and to extend the maturity date until June 30, 2024.

Concurrently with the restatement of the GIC Note, we issued a junior secured promissory note (the “Junior Secured Note”) to the New Lender. Pursuant to the Junior Secured Note, the New Lender loaned an aggregate of approximately $4.0 million to us. The Junior Secured Note bore interest at a rate of 10% per annum, had a maturity date of December 31, 2023, and could be prepaid without any fee or penalty. The Junior Secured Note was a junior secured obligation.

Note Amendment, Consolidation and Conversion

On January 25, 2024, following stockholder approval at an annual meeting of stockholders on January 8, 2024, we and the New Lender consolidated the outstanding principal and interest due under the Junior Secured Note and the Exchange Note into the Convertible Note and amended and restated the Convertible Note (as amended and restated, the “Restated Note”), with an outstanding principal amount of approximately $18.9 million at the time of issuance of the Restated Note. The Restated Note amended the terms of the Convertible Note by, among other things, (i) reducing the conversion price to $1.46 per share of common stock, (ii) increasing the beneficial ownership limitation to 49.99% with respect to any individual or group, provided that the New Lender may assign its right to receive shares upon conversion to Mr. Chang and/or Ms. Chan or their affiliates, in which case the 49.99% beneficial ownership limitation will apply to each of them individually, (iii) extending the maturity date to December 31, 2025,

(iv) increasing the interest rate from 9% to 10% per annum, (v) increasing the default interest from 15% to 18% per annum, and (vi) providing for the payment of interest every six months, or in lieu of cash interest payments, we may issue shares as payments-in-kind at a conversion price equal to the higher of (i) $1.46 or (ii) a 20% discount to our trailing seven-day volume weighted average price as of the date of interest payment. Immediately following the execution of the Restated Note, the New Lender immediately elected to convert approximately $3.9 million of outstanding principal into an aggregate of 2,671,633 shares of common stock, and assigned its rights to receive such shares to entities affiliated with Mr. Chang and Ms. Chan. Following the conversion, there was $15.0 million in principal amount outstanding under the Restated Note.

Mack Molding Settlement and Warrant Issuance

Immediately prior to the note purchase described above on October 27, 2023, and with an effective date as of October 18, 2023, we entered into a Modification and Settlement Agreement (the “Modification Agreement”) with Mack Molding Company (“Mack”). Pursuant to the Modification Agreement, we and Mack agreed to settle an outstanding dispute of approximately $8.24 million under a Supply Agreement between the parties dated December 7, 2020 (the “Supply Agreement”) by reducing the aggregate amount due to Mack and extending the timeline for payment. The Modification Agreement requires us to make payments of $500,000 and $250,000 to Mack on or before November 1, 2023 and February 15, 2024, respectively. Following the November 1, 2023 payment, we will be entitled to take possession of certain Vertical Farming Units (“VFUs”) that were assembled under the Supply Agreement. The Modification Agreement also requires us to purchase from Mack a minimum of 25 VFUs per quarter for each quarter during 2024 and a minimum of 50 VFUs per quarter for the six quarters beginning with the first quarter of 2025. We are required to pay a storage fee of $25,000 per month for VFUs subject to the Modification Agreement.

Additionally, as part of the Modification Agreement, we agreed to issue to Mack a warrant (the “Mack Warrant”) to purchase 750,000 shares of common stock. The Mack Warrant has an exercise price of $4.00 per share, was exercisable upon issuance, has a term of three years from the date of issuance and is exercisable on a cash basis unless at the time of exercise there is no effective registration statement for the resale of the underlying shares, in which case the Mack Warrant may be exercised on a cashless exercise basis at Mack’s election.

Nasdaq Notices and Hearing

On April 18, 2023, we received a notice (the “April Nasdaq Notice”) from The Nasdaq Stock Market LLC (“Nasdaq”) that we were noncompliance with Nasdaq Listing Rule 5250(c)(1) as a result of our failure to file our Annual Report on Form 10-K (the “Form 10-K”) with the SEC by the required due date.

On May 17, 2023, we received a second notice from Nasdaq (the “May Nasdaq Notice”) that we remained noncompliant with Nasdaq Listing Rule 5250(c)(1) as a result of our failure to file our Quarterly Report on Form 10-Q for the quarter ended March 31, 2023 (the “First Quarter Form 10-Q”) with the SEC by the required due date.

On August 16, 2023, we received a third notice from Nasdaq that we remain noncompliant with Nasdaq Listing Rule 5250(c)(1) as a result of our failure to file our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2023 (the “Second Quarter Form 10-Q”) with the SEC by the required filing date (the “August Nasdaq Notice” and, together with the April Nasdaq Notice and the May Nasdaq Notice, the “Nasdaq Notices”).

On October 17, 2023, we received a Staff Delisting Determination (the “Staff Determination”) from the Listing Qualifications Department of Nasdaq notifying us that we were not in compliance with Nasdaq’s continued listing requirements under the Listing Rule as a result of our failure to file the First Quarter Form 10-Q, the Second Quarter Form 10-Q and the Form 10-K (collectively, the “Delinquent Reports”) in a timely manner. We filed each of the Delinquent Reports between November 28, 2023 and January 3, 2024.

On December 1, 2023, we received a notice Nasdaq stating that because we reported stockholders’ equity of $(17.17) million in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2023, we were no longer in compliance with Nasdaq Listing Rule 5550(b)(1), which requires that listed companies maintain a minimum of $2.5 million in stockholders’ equity.

We timely requested a hearing before the Nasdaq Hearings Panel (the “Panel”), which hearing was held on January 11, 2024. At the hearing, we presented a plan to regain compliance with Nasdaq Listing Rule 5550(b)(1). On January 30, 2024, we received formal notice that the Panel had granted our request for an exception through April 15,

2024 to evidence compliance with Rule 5550(b)(1), which represents the full extent of the Panel’s discretion to grant continued listing. As a result, there can be no assurance that we can regain compliance by the end of the extension period.

We will take all possible actions to restore our compliance with Nasdaq, but we can provide no assurances that the listing of our common stock will be restored or that we otherwise will remain listed on Nasdaq. If we fail to continue to satisfy the continued listing requirements of Nasdaq, such as the corporate governance requirements or the minimum closing bid price requirement, Nasdaq will take steps to delist our common stock. Such a de-listing would likely have a negative effect on the price of our common stock and would impair stockholders’ ability to sell or purchase our common stock when they wish to do so, as well as adversely affect our ability to issue additional securities and obtain additional financing in the future.

Legal Proceedings

From time to time, we may become involved in material legal proceedings or be subject to claims arising in the ordinary course of our business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business.

Bud & Mary’s Litigation.    On September 15, 2022, the Company provided a notice of default to Bud & Mary’s and certain related parties notifying such parties that Bud & Mary’s was in default of its obligations under the Bud & Mary TTK Agreement. On October 5, 2022, Bud & Mary’s filed a complaint in the Superior Court of Massachusetts in Suffolk County, naming the Company as the defendant. Bud & Mary’s is seeking, among other relief, monetary damages in connection with alleged unfair or deceptive trade practices, breach of contract and conversion arising from the Agreement. While the Company believes the claim is without merit and will continue to vigorously defend itself against Bud & Mary’s allegations, litigation is inherently unpredictable and there can be no assurance that the Company will prevail in this matter. During the third quarter of 2022, the Company deemed it necessary to fully reserve for the outstanding $14.7 million note receivable balance due to the current litigation and the uncertainty of the customer’s ability to repay the balance. The $14.7 million represents the amount of the contingent loss that the Company has determined to be reasonably possible and estimable. The actual cost of resolving this matter may be higher or lower than the amount the Company has reserved. If the Company is unable to realize revenue from its TTK Solution offerings on a timely basis or at all, or if it incurs an additional loss as a result of the Bud & Mary’s claim, the Company’s business and financial performance will be adversely affected. On November 14, 2022, the Company filed its answers and affirmative defenses to the Bud & Mary’s complaint and counterclaims. The Company is seeking, among other relief, monetary damages in connection with the breach of contract, breach of the implied covenant of good faith and fair dealing, unjust enrichment, and enforcement of the guarantees. Bud & Mary’s is permitted to file an amended complaint, and Agrify will be permitted to make responsive filings, which may include an answer and counterclaim.

Bowdoin Construction Corp. Litigation.    On February 22, 2023, Bowdoin Construction Corp. (“Bowdoin”) filed a complaint (the “Bowdoin Complaint”) in the Superior Court of Massachusetts in Norfolk County naming the Company, Bud & Mary’s and certain related parties as defendants, captioned Bowdoin Construction Corp. v. Agrify Corporation, Bud & Mary’s Cultivation, Inc. and BMLC2, LLC, case no. 2382CV00173. The Bowdoin Complaint relates to a construction contract between Bowdoin and the Company relating to the property that is the subject of the Bud & Mary’s Complaint, and alleges breach of contract by Bud & Mary’s and by the Company due to nonpayment of approximately $6.3 million due under the contract and related indemnification claims and mechanics’ liens. The Company is entitled to indemnification by Bud & Mary’s and intends to vigorously defend this claim.

Mack Molding Co.    In December 2020, the Company entered into a five-year supply agreement with Mack Molding Co. (“Mack”) pursuant to which Mack will become a key supplier of VFUs. In February 2021, the Company placed a purchase order with Mack amounting to approximately $5.2 million towards the initial production of VFUs during 2021. Since February 2021, the Company increased the purchase order with Mack to approximately $26.5 million towards production of VFUs during 2021 and 2022. The Company believed the supply agreement with Mack would provide the Company with increased scaling capabilities and the ability to meet the potential future demand of its customers more efficiently. The supply agreement contemplates that, following an introductory period, the Company will negotiate a minimum percentage of the VFU requirements that the Company will purchase from Mack each year based on the agreed-upon pricing formula. The introductory period is not time-based but rather refers to the production of an initial number of units after which the parties have rights to adjust pricing and negotiate a certain minimum requirements percentage. The Company believed this approach would result in both parties making a more informed decision with respect to the pricing and other terms of the supply agreement with Mack. On October 11, 2022, the Company received a $9.4 million invoice from Mack for inventory purchased on the Company’s behalf to build VFUs. As part of the terms of the contract manufacturing agreement, Mack had the contractual right to bill the Company for any inventory that had aged greater than nine months. Due to the slowdown in the demand for the VFUs and the lack of a demand forecast that the Company could provide to the vendor, Mack exercised the right to invoice the Company for the slow-moving inventory. As of December 31, 2022, the Company owed Mack $8.4 million for purchased inventory on behalf of the Company to produce VFUs, which is included in accounts payable in the consolidated balance sheet. On March 2, 2023, Mack filed an arbitration action seeking the amounts owed to Mack for purchased inventory. On October 27, 2023, and effective as of October 18, 2023, Mack and the Company entered into a Modification and Settlement Agreement with respect to the dispute.

TRC Electronics Litigation.    The Company was named as a defendant in a complaint filed by TRC Electronics, Inc. (“TRC”) on April 13, 2023 in the United States District Court for the Eastern District of Pennsylvania. In the Complaint, TRC asserts two causes of action against the Company: (1) breach of contract, and (2) promissory estoppel. TRC’s claims are based on allegations that the Company failed to make payments due under three purchase orders for commercial electronics parts. TRC seeks damages in the amount of $565,210, plus attorneys’ fees, costs, and post-judgment interest. The Company has filed an answer denying liability on TRC’s claims and is proceeding with discovery.

Corporate Information

Agrify Corporation was incorporated in the state of Nevada on June 6, 2016, originally incorporated as Agrinamics, Inc. (or Agrinamics). On September 16, 2019, Agrinamics amended its articles of incorporation to reflect a name change to Agrify Corporation. Our executive offices are located at 2468 Industrial Row, Dr., Troy, Michigan 48084. Our telephone number at our executive offices is (855) 420-0020. Our website address is www.agrify.com. Our website and the information contained in, or accessible through, our website will not be deemed to be incorporated by reference into this prospectus and does not constitute part of this prospectus. You should not rely on any such information in making your decision whether to purchase our securities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our financial statements and related notes thereto included elsewhere in this prospectus. This discussion and analysis and other parts of this prospectus contain forward-looking statements based upon our current plans and expectations that involve risks, uncertainties and assumptions, such as statements regarding our plans, objectives, expectations, intentions and beliefs. Our actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. You should carefully read the “Risk Factors” section of this prospectus to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements. Please also see “Special Note Regarding Forward-Looking Statements.”

Overview

We are a developer of proprietary precision hardware and software grow solutions for the indoor commercial agriculture industry and provide equipment and solutions for cultivation, extraction, post-processing, and testing for the cannabis and hemp industries. We believe we are the only company with an automated and fully integrated grow solution in the industry. Our Agrify “Precision Elevated™” cultivation solution seamlessly combines our integrated hardware and software offerings with a broad range of associated services including consulting, engineering, and construction and is designed to deliver the most complete commercial indoor farming solution available from a single provider. The totality of our product offerings and service capabilities forms an unrivaled ecosystem in what has historically been a highly fragmented market. As a result, we believe we are well situated to create a dominant market position in the indoor agriculture sector.

Agrify Corporation was incorporated in the state of Nevada on June 6, 2016, originally incorporated as Agrinamics, Inc. (or “Agrinamics”). On September 16, 2019, Agrinamics amended its articles of incorporation to reflect a name change to Agrify Corporation.

Our corporate headquarters are located in Troy, Michigan. We also lease properties located within various geographic regions in which we conduct business, including Colorado, Georgia, Massachusetts, Michigan, and Oregon.

Reverse Stock Splits

On October 18, 2022, the Company effected a 1-for-10 reverse stock split of its Common Stock. All share and per share information has been retroactively adjusted to give effect to the reverse stock split for all periods presented unless otherwise indicated.

On July 5, 2023, the Company effected a 1-for-20 reverse stock split of its Common Stock, All share and per share information has been retroactively adjusted to give effect to the reverse stock split for all periods presented unless otherwise indicated.

Recent Business Developments

Convertible Note

On March 14, 2022, we entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with High Trail Special Situations LLC (the “Former Lender”), pursuant to which we agreed to issue and sell to the Former Lender a senior secured promissory note (the “SPA Note”), in a private placement transaction, in exchange for the payment by the Former Lender of $65 million, less applicable expenses as set forth in the Securities Purchase Agreement, and a warrant (the “SPA Warrant”) to purchase up to an aggregate of 34,406 shares of common stock.

On August 18, 2022, we reached an agreement with the Former Lender to amend the existing SPA Note and entered into a Securities Exchange Agreement (the “August 2022 Exchange Agreement”). Pursuant to the August 2022 Exchange Agreement, we partially paid $35.2 million along with approximately $300 thousand in repayments for other fees under the SPA Note and exchanged the remaining balance of the SPA Note for a new senior secured note with an aggregate original principal amount of $35.0 million (the “Exchange Note”) and a new warrant to purchase 71,139 shares of common stock (the “Note Exchange Warrant”). Additionally, we exchanged the SPA Warrant for a new warrant for the same number of underlying shares but with a reduced exercise price (the “Modified Warrant” and, collectively with the Note Exchange Warrant, the “August 2022 Warrants”). The Exchange Note would mature on the three-year anniversary of its issuance.

On March 8, 2023, we entered into a second Securities Exchange Agreement with the Former Lender (the “March 2023 Exchange Agreement” and together with the August 2022 Exchange Agreement, the “Exchange Agreements”), pursuant to which we paid approximately $10.3 million in principal under the Exchange Note and exchanged $10.0 million in principal amount under the Exchange Note for a new senior convertible note (the “Convertible Note” and, together with the Exchange Note, the “Notes”) with an original principal amount of $10.0 million. The Convertible Note had an original maturity date of August 19, 2025.

On October 27, 2023, CP Acquisitions LLC (the “New Lender”), an entity affiliated with and controlled by Raymond Chang, our Chief Executive Officer, and I-Tseng Jenny Chan, who subsequently joined our Board of Directors, acquired the Notes from the Former Lender.

On January 25, 2024, following stockholder approval at an annual meeting of stockholders on January 8, 2024, we and the New Lender consolidated the outstanding principal and interest due under the Junior Secured Note and the Exchange Note into the Convertible Note and amended and restated the Convertible Note (as amended and restated, the “Restated Note”), with an outstanding principal amount of approximately $18.9 million at the time of issuance of the Restated Note. The Restated Note amended the terms of the Convertible Note by, among other things, (i) reducing the conversion price to $1.46 per share of common stock, (ii) increasing the beneficial ownership limitation to 49.99% with respect to any individual or group, provided that the New Lender may assign its right to receive shares upon conversion to Mr. Chang and/or Ms. Chan or their affiliates, in which case the 49.99% beneficial ownership limitation will apply to each of them individually, (iii) extending the maturity date to December 31, 2025, (iv) increasing the interest rate from 9% to 10% per annum, (v) increasing the default interest from 15% to 18% per annum, and (vi) providing for the payment of interest every six months, or in lieu of cash interest payments, we may issue shares as payments-in-kind at a conversion price equal to the higher of (i) $1.46 or (ii) a 20% discount to our trailing seven-day volume weighted average price as of the date of interest payment. Immediately following the execution of the Restated Note, the New Lender immediately elected to convert approximately $3.9 million of outstanding principal into an aggregate of 2,671,633 shares of common stock, and assigned its rights to receive such shares to entities affiliated with Mr. Chang and Ms. Chan. Following the conversion, there was $15.0 million in principal amount outstanding under the Restated Note.

At The Marketing Offering

On October 18, 2022, the Company entered into the ATM Program with the Agent pursuant to which it may issue and sell, from time to time, shares of its Common Stock having an aggregate offering price of up to $50 million, depending on market demand, with the Agent acting as an agent for sales. The ATM Program allowed the Company to sell shares of Common Stock pursuant to specific parameters defined by the Company as well as those defined by the SEC and the ATM Program agreement. As of December 31, 2022, the Company sold 306,628 shares of Common Stock, under the ATM at an average price of $50.85 per share, resulting in gross proceeds of $15.6 million, and net proceeds of $15.0 million after commissions and fees to the Agent totaling $0.5 million and legal fees totaling $0.1 million. $3.0 million of the proceeds under the ATM Program were used to repay amounts due to the Lender under the Exchange Note. The Company used net proceeds generated from the ATM Program for working capital and general corporate purposes, including repayment of indebtedness, funding its transformation initiatives and product category expansion efforts and capital expenditures. Due to the late filing of the Company’s 2022 Annual Report on Form 10-K, the Company is no longer eligible to utilize the registration statement on Form S-3 relating to the ATM Program, and does not anticipate any further sales under the ATM Program in the foreseeable future.

Confidentially Marketed Public Offering

On December 16, 2022, we entered into an underwriting agreement (the “Underwriting Agreement”) with Canaccord Genuity LLC as the underwriter, pursuant to which we agreed to sell an aggregate of 594,232 shares of our Common Stock, and, in lieu of Common Stock to certain investors that so chose, pre-funded warrants (the “Pre-Funded 2022 Warrants”) to purchase 75,000 shares of our Common Stock, and accompanying warrants (the “December 2022

Warrants”) to purchase 1,338,462 shares of our Common Stock (the “Offering”). The combined public offering price for each share of Common Stock and accompanying two warrants was $13.00 per share, and the combined offering price for each Pre-Funded Warrant and accompanying two warrants was $12.98 per share.

The December 2022 Warrants may not be exercised by the holder to the extent that the holder, together with its affiliates, would beneficially own, after such exercise more than 4.99% of the shares of our Common Stock then outstanding (subject to the right of the holder to increase or decrease such beneficial ownership limitation upon notice to us, provided that such limitation cannot exceed 9.99%).

The Pre-Funded 2022 Warrants were classified as a component of permanent equity and the December 2022 Warrants were liability-classified and were recorded at the issuance date using a relative fair value allocation method. The Pre-Funded 2022 Warrants are equity-classified because they are freestanding financial instruments that are legally detachable and separately exercisable from the equity instruments, are immediately exercisable, and permit the holders to receive a fixed number of shares of common stock upon exercise. In addition, such warrants do not provide any guarantee of value or return. The December 2022 Warrants are liability-classified as there is a volatility floor and these warrants are not indexed to our Common Stock.

Raymond Chang, our Chairman and CEO, participated in the Offering and purchased 115,385 shares of Common Stock and 230,769 warrants for an aggregate purchase price of approximately $1.5 million.

We received aggregate gross proceeds to us from the Offering of approximately $8.7 million including offering costs of approximately $0.5 million for broker fees and legal expenses, for net proceeds of $8.2 million. We intend to use the net proceeds from the Offering, together with our existing cash resources, for working capital and general corporate purposes, which may include capital expenditures and repayment of debt.

Private Placement

On January 25, 2022, we entered into a Securities Purchase Agreement (the “Securities Agreement”) with an institutional investor and other accredited investors for the sale of 12,253 shares (the “SA Shares”) of our Common Stock, pre-funded warrants (the “Pre-Funded Warrants”) to purchase up to an aggregate of 7,853 shares of Common Stock and warrants to purchase up to an aggregate of 15,079 shares of Common Stock (the “Common Warrants” and, collectively with the Pre-Funded Warrants, the “SA Warrants”), in a private placement offering. The combined purchase price for one share of Common Stock (or one Pre-Funded Warrant) and the accompanying fraction of a Common Warrant was $1,360.00 per share.

Subject to certain ownership limitations, the SA Warrants became exercisable six months from issuance. Each Pre-Funded Warrant is exercisable into one share of Common Stock (as adjusted from time to time in accordance with the terms thereof). Each Common Warrant is exercisable into one share of Common Stock at a price per share of $1,496.00 (as adjusted from time to time in accordance with the terms thereof) and will expire on the fifth anniversary of the initial exercise date. The institutional investor that received the Pre-Funded Warrants fully exercised such warrants in March 2022.

Raymond Chang, our Chairman and Chief Executive Officer (“CEO”), and Stuart Wilcox, who previously served as our Chief Operating Officer, and at the time was a member of our Board of Directors, participated in the private placement on essentially the same terms as other investors, except for having a combined purchase price of $1,380.00 per share.

The gross proceeds to us from the private placement were approximately $27.3 million, before deducting the placement agent’s fees and other offering expenses.

Acquisition of Lab Society

On February 1, 2022, we entered into an Agreement and Plan of Merger (the “Merger Agreement”) with LS Holdings Corp. (“Lab Society”), Lab Society NewCo, LLC, a newly-formed wholly-owned subsidiary of us (“Merger Sub”), Michael S. Maibach Jr. as the Owner Representative thereunder, and each of the shareholders of Lab Society (collectively, the “Owners”), pursuant to which we agreed to acquire Lab Society. Concurrently with the execution of the Merger Agreement, we consummated the merger of Lab Society with and into Merger Sub, with Merger Sub surviving such merger as a wholly-owned subsidiary of us (the “Lab Society Acquisition”).

The aggregate consideration for the Lab Society Acquisition consisted of $4.0 million in cash, subject to certain adjustments for working capital, cash and indebtedness of Lab Society at closing; 2,128 shares of Common Stock (the “Buyer Shares”); and the Earn-out Consideration (as defined below), to the extent earned.

We withheld 638 of the Buyer Shares issuable to the Owners (the “Holdback Lab Buyer Shares”) for the purpose of securing any post-closing adjustment owed to us and any claim for indemnification or payment of damages to which we may be entitled under the Merger Agreement. During the third quarter of 2022, 139 of the Holdback Lab Buyer Shares were forfeited after the finalization of the net working capital settlement. The remaining 499 Holdback Lab Buyer Shares were released following the twelve-month anniversary of the Closing Date in accordance with and subject to the conditions of the Merger Agreement. Additional information regarding our contingent consideration arrangements may be found in Note 4 — Fair Value Measures, included in the notes to the consolidated financial statements.

The Merger Agreement includes customary post-closing adjustments, representations, and warranties and covenants of the parties. The Owners may become entitled to additional consideration with a value of up to $3.5 million based on the eligible net revenues achieved by the Lab Society business during the fiscal years ending December 31, 2022, and December 31, 2023, of which 50% will be payable in cash and the remaining 50% will be payable by issuing shares of Common Stock.

The purchase price allocation for the business combination has been prepared on a preliminary basis and changes to those allocations may occur as additional information becomes available during the respective measurement period (up to one year from the acquisition date). The estimated fair value at acquisition is $7.9 million and may be adjusted upon further review of the values assigned to identifiable intangible assets and goodwill.

Our initial fair value estimates related to the various identified intangible assets were determined under various valuation approaches including the Income Approach, Relief-from-Royalty Method, and Discounted Cash Flow Method. These valuation methods require management to project revenues, operating expenses, working capital investment, capital spending and cash flows for the reporting unit over a multiyear period, as well as determine the weighted-average cost of capital to be used as a discount rate.

We amortize our intangible assets assuming no residual value over periods in which the economic benefit of these assets is consumed.

Note Amendment and Secured Promissory Note

On July 12, 2023, we issued an unsecured promissory note in favor of GIC Acquisition, LLC (“GIC”), an entity that is owned and managed by Raymond Chang, our Chairman and Chief Executive Officer. On October 27, 2023, we and GIC amended and restated the Note (the “GIC Note”). Pursuant to the terms of the GIC Note, as restated, the maturity date was extended until December 31, 2023 and we granted a junior security interest in our assets. On January 25, 2024, we and GIC amended and restated the GIC Note to increase the principal amount thereunder to $1.0 million, all of which is currently outstanding under the GIC Note, and to extend the maturity date until June 30, 2024.

Concurrently with the restatement of the GIC Note, we issued a junior secured promissory note (the “Junior Secured Note”) to the New Lender. Pursuant to the Junior Secured Note, the New Lender loaned an aggregate of approximately $4.0 million to us. The Junior Secured Note bore interest at a rate of 10% per annum, had a maturity date of December 31, 2023, and could be prepaid without any fee or penalty. The Junior Secured Note was a junior secured obligation.

Note Amendment, Consolidation and Conversion

On January 25, 2024, following stockholder approval at an annual meeting of stockholders on January 8, 2024, we and the New Lender consolidated the outstanding principal and interest due under the Junior Secured Note and the Exchange Note into the Convertible Note and amended and restated the Convertible Note (as amended and restated, the “Restated Note”), with an outstanding principal amount of approximately $18.9 million at the time of issuance of the Restated Note. The Restated Note amended the terms of the Convertible Note by, among other things, (i) reducing the conversion price to $1.46 per share of common stock, (ii) increasing the beneficial ownership limitation to 49.99% with respect to any individual or group, provided that the New Lender may assign its right to receive shares upon conversion to Mr. Chang and/or Ms. Chan or their affiliates, in which case the 49.99% beneficial ownership limitation will apply to each of them individually, (iii) extending the maturity date to December 31, 2025, (iv) increasing the interest rate from 9% to 10% per annum, (v) increasing the default interest from 15% to 18% per annum, and (vi) providing for the payment of interest every six months, or in lieu of cash interest payments, we may issue shares as payments-in-kind at a conversion price equal to the higher of (i) $1.46 or (ii) a 20% discount to our trailing seven-day volume weighted average price as of the date of interest payment. Immediately following the execution of the Restated Note, the New Lender immediately elected to convert approximately $3.9 million of outstanding principal into an aggregate of 2,671,633 shares of common stock, and assigned its rights to receive such shares to entities affiliated with Mr. Chang and Ms. Chan. Following the conversion, there was $15.0 million in principal amount outstanding under the Restated Note.

Mack Molding Settlement and Warrant Issuance

Immediately prior to the note purchase described above on October 27, 2023, and with an effective date as of October 18, 2023, we entered into a Modification and Settlement Agreement (the “Modification Agreement”) with Mack Molding Company (“Mack”). Pursuant to the Modification Agreement, we and Mack agreed to settle an outstanding dispute of approximately $8.24 million under a Supply Agreement between the parties dated December 7, 2020 (the “Supply Agreement”) by reducing the aggregate amount due to Mack and extending the timeline for payment. The Modification Agreement requires us to make payments of $500,000 and $250,000 to Mack on or before November 1, 2023 and February 15, 2024, respectively. Following the November 1, 2023 payment, we will be entitled to take possession of certain Vertical Farming Units (“VFUs”) that were assembled under the Supply Agreement. The Modification Agreement also requires us to purchase from Mack a minimum of 25 VFUs per quarter for each quarter during 2024 and a minimum of 50 VFUs per quarter for the six quarters beginning with the first quarter of 2025. We are required to pay a storage fee of $25,000 per month for VFUs subject to the Modification Agreement.

Additionally, as part of the Modification Agreement, we agreed to issue to Mack a warrant (the “Mack Warrant”) to purchase 750,000 shares of common stock. The Mack Warrant has an exercise price of $4.00 per share, was exercisable upon issuance, has a term of three years from the date of issuance and is exercisable on a cash basis unless at the time of exercise there is no effective registration statement for the resale of the underlying shares, in which case the Mack Warrant may be exercised on a cashless exercise basis at Mack’s election.

Impact of coronavirus pandemic (“COVID-19”)

The extensive impact of the pandemic caused by COVID-19 has resulted and will likely continue to result in significant disruptions to the global economy, as well as businesses and capital markets around the world. In an effort to halt the outbreak of COVID-19, a number of countries, states, counties, and other jurisdictions have imposed, and may impose in the future, various measures, including but not limited to, voluntary and mandatory quarantines, stay-at-home orders, travel restrictions, limitations on gatherings of people, reduced operations, and extended closures of businesses.

To date, although all of our operations are functioning, COVID-19 has continued to cause some disruptions to our business, such as some temporary delays in the delivery of our inventory. Although the ability of our suppliers to timely ship their goods has affected some of our deliveries, currently the difficulties experienced by our suppliers have not yet materially impacted our ability to deliver products to our customers. However, if this continues, it may negatively affect any inventory we may have and more significantly delay the delivery of merchandise to our customers, which in turn will adversely affect our revenues and results of operations.

The extent to which COVID-19 and the related global economic crisis, affect our business, results of operations and financial condition, will depend on future developments that are highly uncertain and cannot be predicted, including the scope and duration of the pandemic and any recovery period, future actions taken by governmental authorities, central banks and other third parties (including new financial regulation and other regulatory reform) in response to the pandemic, and the effects on our produce, clients, vendors and employees. We continue to service our customers amid uncertainty and disruption linked to COVID-19 and we are actively managing our business to respond to its impact.

Nasdaq Notices and Hearing

On April 18, 2023, we received a notice (the “April Nasdaq Notice”) from The Nasdaq Stock Market LLC (“Nasdaq”) that we were noncompliance with Nasdaq Listing Rule 5250(c)(1) as a result of our failure to file our Annual Report on Form 10-K (the “Form 10-K”) with the SEC by the required due date.

On May 17, 2023, we received a second notice from Nasdaq (the “May Nasdaq Notice”) that we remained noncompliant with Nasdaq Listing Rule 5250(c)(1) as a result of our failure to file our Quarterly Report on Form 10-Q for the quarter ended March 31, 2023 (the “First Quarter Form 10-Q”) with the SEC by the required due date.

On August 16, 2023, we received a third notice from Nasdaq that we remain noncompliant with Nasdaq Listing Rule 5250(c)(1) as a result of our failure to file our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2023 (the “Second Quarter Form 10-Q”) with the SEC by the required filing date (the “August Nasdaq Notice” and, together with the April Nasdaq Notice and the May Nasdaq Notice, the “Nasdaq Notices”).

On October 17, 2023, we received a Staff Delisting Determination (the “Staff Determination”) from the Listing Qualifications Department of Nasdaq notifying us that we were not in compliance with Nasdaq’s continued listing requirements under the Listing Rule as a result of our failure to file the First Quarter Form 10-Q, the Second Quarter Form 10-Q and the Form 10-K (collectively, the “Delinquent Reports”) in a timely manner. We filed each of the Delinquent Reports between November 28, 2023 and January 3, 2024.

On December 1, 2023, we received a notice Nasdaq stating that because we reported stockholders’ equity of $(17.17) million in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2023, we were no longer in compliance with Nasdaq Listing Rule 5550(b)(1), which requires that listed companies maintain a minimum of $2.5 million in stockholders’ equity.

We timely requested a hearing before the Nasdaq Hearings Panel (the “Panel”), which hearing was held on January 11, 2024. At the hearing, we presented a plan to regain compliance with Nasdaq Listing Rule 5550(b)(1). On January 30, 2024, we received formal notice that the Panel had granted our request for an exception through April 15, 2024 to evidence compliance with Rule 5550(b)(1), which represents the full extent of the Panel’s discretion to grant continued listing. As a result, there can be no assurance that we can regain compliance by the end of the extension period.

We will take all possible actions to restore our compliance with Nasdaq, but we can provide no assurances that the listing of our common stock will be restored or that we otherwise will remain listed on Nasdaq. If we fail to continue to satisfy the continued listing requirements of Nasdaq, such as the corporate governance requirements or the minimum closing bid price requirement, Nasdaq will take steps to delist our common stock. Such a de-listing would likely have a negative effect on the price of our common stock and would impair stockholders’ ability to sell or purchase our common stock when they wish to do so, as well as adversely affect our ability to issue additional securities and obtain additional financing in the future.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include assumptions about collection of accounts and notes receivable, the valuation and recognition of stock-based compensation expense, valuation allowance for deferred tax assets and useful life of fixed assets and intangible assets.

Financial Overview

Critical Accounting Policies and Significant Judgments and Estimates

Our management’s discussion and analysis of our financial position and results of operations is based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America, or GAAP. The preparation of financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.

On an ongoing basis, we evaluate estimates, which include estimates related to accruals, stock-based compensation expense, and reported amounts of revenues and expenses during the reported period. We base our estimates on historical experience and other market-specific or other relevant assumptions that we believe to be reasonable under the circumstances. Actual results may differ materially from those estimates or assumptions. There have been no material changes to our critical accounting policies and estimates during the relevant period.

Revenue Recognition

Overview

We generate revenue from the following sources: (1) equipment sales, (2) providing services and (3) construction contracts.

In accordance with ASC 606 “Revenue Recognition”, we recognize revenue from contracts with customers using a five-step model, which is described below:

•        identify the customer contract;

•        identify performance obligations that are distinct;

•        determine the transaction price;

•        allocate the transaction price to the distinct performance obligations; and

•        recognize revenue as the performance obligations are satisfied.

Identify the customer contract

A customer contract is generally identified when there is approval and commitment from both use and its customer, the rights have been identified, payment terms are identified, the contract has commercial substance and collectability, and consideration is probable. Specifically, we obtain written/electronic signatures on contracts and a purchase order, if said purchase orders are issued in the normal course of business by the customer.

Identify performance obligations that are distinct

A performance obligation is a promise by us to provide a distinct good or service or a series of distinct goods or services. A good or service that is promised to a customer is distinct if the customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer, and our promise to transfer the good or service to the customer is separately identifiable from other promises in the contract.

Determine the transaction price

The transaction price is the amount of consideration to which we expect to be entitled in exchange for transferring goods or services to a customer, excluding sales taxes that are collected on behalf of government agencies.

Allocate the transaction price to distinct performance obligations

The transaction price is allocated to each performance obligation based on the relative standalone selling prices (“SSP”) of the goods or services being provided to the customer. Our contracts typically contain multiple performance obligations, for which we account for individual performance obligations separately, if they are distinct. The standalone selling price reflects the price we would charge for a specific piece of equipment or service if it was sold separately in similar circumstances and to similar customers.

Recognize revenue as the performance obligations are satisfied

Revenue is recognized when, or as, performance obligations are satisfied by transferring control of a promised product or service to a customer.

Significant Judgments

We enter into contracts that may include various combinations of equipment, services and construction, which are generally capable of being distinct and accounted for as separate performance obligations. Contracts with customers often include promises to transfer multiple products and services to a customer. Determining whether products and services are considered distinct performance obligations that should be accounted for separately versus together may require significant judgment. Once we determine the performance obligations, it determines the transaction price, which includes estimating the amount of variable consideration to be included in the transaction price, if any. We then allocate the transaction price to each performance obligation in the contract based on the SSP. The corresponding revenue is recognized as the related performance obligations are satisfied.

Judgment is required to determine the SSP for each distinct performance obligation. We determine SSP based on the price at which the performance obligation is sold separately and the methods of estimating SSP under the guidance of Accounting Standards Codification (“ASC”) 606-10-32-33. If the SSP is not observable through past transactions, we estimate the SSP, taking into account available information such as market conditions, expected margins, and internally approved pricing guidelines related to the performance obligations. We license our software as a SaaS type subscription license, whereby the customer only has a right to access the software over a specified time period. The full value of the contract is recognized ratably over the contractual term of the SaaS subscription, adjusted monthly if tiered pricing is relevant. We typically satisfy our performance obligations for equipment sales when equipment is made available for shipment to the customer; for services sales as services are rendered to the customer and for construction contracts both as services are rendered and when contract is completed.

We utilize the cost-plus margin method to determine the SSP for equipment and build-out services. This method is based on the cost of the services from third parties, plus a reasonable markup that we believe is reflective of a market-based reseller margin.

We determine the SSP for services in time and materials contracts by observable prices in standalone services arrangements.

We estimate variable consideration in the form of royalties, revenue share, monthly fees, and service credits are estimated at contract inception and updated at the end of each reporting period if additional information becomes available. Variable consideration is typically not subject to constraint. Changes to variable consideration were not material for the periods presented.

If a contract has payment terms that differ from the timing of revenue recognition, we will assess whether the transaction price for those contracts include a significant financing component. We have elected the practical expedient that permits an entity to not adjust for the effects of a significant financing component if we expect that at the contract inception, the period between when the entity transfers a promised good or service to a customer and when the customer pays for that good or service, will be one year or less. For those contracts in which the period exceeds the one-year threshold, this assessment, as well as the quantitative estimate of the financing component and its relative significance, requires judgment. Accordingly, we impute interest on such contracts at an agreed upon interest rate and will present the financing components separately as financial income. For the three months ended September 30, 2023 and 2022, we did not have any such financial income.

Payment terms with customers typically require payment 30 days from invoice date. Our agreements with customers do not provide for any refunds for services or products and therefore no specific reserve for such is maintained. In the infrequent instances where customers raise a concern over delivered products or services, we have endeavored to remedy the concern and all costs related to such matters have been insignificant in all periods presented.

We have elected to treat shipping and handling activities after the customer obtains control of the goods as a fulfillment cost and not as a promised good or service. Accordingly, we will accrue all fulfillment costs related to the shipping and handling of consumer goods at the time of shipment. We have payment terms with its customers of one year or less and has elected the practical expedient applicable to such contracts not to consider the time value of money. Sales, value add, and other taxes we collect concurrent with revenue-producing activities are excluded from revenue.

We receive payment from customers based on specified terms that are generally less than 30 days from the satisfaction of performance obligations. There are no contract assets related to performance under the contract. The difference in the opening and closing balances of our deferred revenue primarily results from the timing difference between our performance and the customer’s payment. We fulfill obligations under a contract with a customer by transferring products and services in exchange for consideration from the customer. Accounts receivables are recorded when the customer has been billed or the right to consideration is unconditional. We recognize deferred revenue when consideration has been received or an amount of consideration is due from the customer, and we have a future obligation to transfer certain proprietary products.

In accordance with ASC 606-10-50-13, we are required to include disclosure on its remaining performance obligations as of the end of the current reporting period. Due to the nature of our contracts, these reporting requirements are not applicable. The majority of our remaining contracts meet certain exemptions as defined in ASC 606-10-50-14 through 606-10-50-14A, including (i) performance obligation is part of a contract that has an original expected duration of one year or less and (ii) the right to invoice practical expedient.

We generally provide a one-year warranty on our products for materials and workmanship but may provide multiple year warranties as negotiated, and will pass on the warranties from its vendors, if any, which generally covers this one-year period. In accordance with ASC 450-20-25, we accrue for product warranties when the loss is probable and can be reasonably estimated. The reserve for warranty returns is included in accrued expenses and other current liabilities in our consolidated balance sheets.

Accounting for Business Combinations

We allocated the purchase price of acquired companies to the tangible and intangible assets acquired, including in-process research and development assets, and liabilities assumed, based upon their estimated fair values at the acquisition date. These fair values are typically estimated with assistance from independent valuation specialists. The purchase price allocation process requires us to make significant estimates and assumptions, especially at the acquisition date with respect to intangible assets, contractual support obligations assumed, contingent consideration arrangements, and pre-acquisition contingencies.

Although we believe the assumptions and estimates we have made in the past have been reasonable and appropriate, they are based in part on historical experience and information obtained from the management of the acquired companies and are inherently uncertain.

Examples of critical estimates in valuing certain of the intangible assets we have acquired or may acquire in the future include but are not limited to:

•        future expected cash flows from software license sales, support agreements, consulting contracts, other customer contracts, and acquired developed technologies;

•        expected costs to develop in-process research and development into commercially viable products and estimated cash flows from the projects when completed;

•        the acquired company’s brand and competitive position, as well as assumptions about the period of time the acquired brand will continue to be used in the combined company’s product portfolio;

•        cost of capital and discount rates; and

•        estimating the useful lives of acquired assets as well as the pattern or manner in which the assets will amortize.

The fair value estimates related to the various identified intangible assets were determined under various valuation approaches including the Income Approach, Relief-from-Royalty Method, and Discounted Cash Flow Method. These valuation methods require management to project revenues, operating expenses, working capital investment, capital spending and cash flows for the reporting unit over a multiyear period, as well as determine the weighted-average cost of capital to be used as a discount rate.

Goodwill and Intangible Assets

Amortization of acquired intangible assets is the result of the acquisition of TriGrow, which occurred in 2020, the acquisition of Sinclair which occurred in 2021, the acquisition of PurePressure, which also occurred in 2021, and the acquisition of Lab Society, which occurred in 2022. As a result of these transactions, customer relationships, acquired developed technology, non-compete agreements and trade names were identified as intangible assets, and are amortized over their estimated useful lives.

We recognize the excess of the purchase price over the fair value of identifiable net assets acquired as goodwill. Goodwill is not amortized but is tested for impairment annually on December 2 or more frequently if events or changes in circumstances indicate that the carrying amount of the goodwill may not be recoverable. The Company has determined it is a single reporting unit for the purpose of conducting the goodwill impairment assessment. A goodwill impairment charge is recorded if the amount by which the Company’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. Factors that could lead to a future impairment include material uncertainties such as a significant reduction in projected revenues, a deterioration of projected financial performance, future acquisitions and/or mergers, and a decline in the Company’s market value as a result of a significant decline in the Company’s stock price.

During the three-month period ended June 30, 2022, the Company identified a potential impairment triggering event associated with both a sustained decline in the Company’s stock price and associated market capitalization, as well as a second-quarter slowdown in the cannabis industry as a whole. Due to these factors, the Company deemed that there may be an impairment to the carrying value of its long-lived assets and accordingly performed interim testing to determine the proper fair value of its long-lived assets as of June 30, 2022. Based on its interim testing, the Company noted that the entire carrying value of its goodwill and intangible assets should be impaired. Additional information regarding the Company’s interim testing on goodwill and intangible assets may be found in Note 8 — Intangible Assets, Net and Goodwill, included elsewhere in the notes to the condensed consolidated financial statements. During the three and nine months ended September 30, 2023, no impairment charges were recorded.

Convertible Notes Payable

We evaluate our convertible instruments to determine if those contracts or embedded components of those contracts qualify as derivative financial instruments to be separately accounted for in accordance with ASC Topic 815 Derivatives and Hedging (“ASC 815”). The accounting treatment of derivative financial instruments requires that we identify and record certain embedded conversion options (“ECOs”), certain variable-share settlement features, and any related freestanding instruments at their fair values as of the inception date of the agreement and at fair value as of each subsequent balance sheet date. Any change in fair value is recorded as non-operating, non-cash income or expense for each reporting period at each balance sheet date. We reassess the classification of our derivative instruments at each balance sheet date. If the classification changes as a result of events during the period, the contract is reclassified as of the date of the event that caused the reclassification. Bifurcated embedded conversion options, variable-share settlement features and any related freestanding instruments are recorded as a discount to the host instrument which is amortized to interest expense over the life of the respective note using the effective interest method.

If we determine that an instrument is not a derivative liability, we then evaluate whether there is a beneficial conversion feature (“BCF”), by comparing the commitment date fair value to the effective current conversion price of the instrument. We record a BCF as a debt discount which is amortized to interest expense over the life of the respective note using the effective interest method. BCFs that are contingent upon the occurrence of a future event are recognized when the contingency is resolved.

Warrant Liabilities

We do not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risks. We evaluate all of our financial instruments, including issued private placement stock purchase warrants, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives, pursuant to ASC Topic 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815. We account for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in ASC 480 and ASC 815. Our assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, whether they meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to our own Common Stock among other conditions for equity classification.

For issued or modified warrants that meet all of the criteria for equity classification, they are recorded as a component of additional paid-in capital at the time of issuance. For issued or modified warrants that are precluded from equity classification, they are recorded as a liability at their initial fair value on the date of issuance and subject to remeasurement on each balance sheet date with changes in the estimated fair value of the warrants to be recognized as an unrealized gain or loss in the condensed consolidated statements of operations.

Capitalization of Internal Software Development Costs

We capitalize certain software engineering efforts related to the continued development of Agrify Insights software under ASC 985-20. Costs incurred during the application development phase are only capitalized once technical feasibility has been established and the work performed will result in new or additional functionality. The types of costs capitalized during the application development phase include employee compensation, as well as consulting fees for third-party software developers working on these projects. Costs related to the research and development are expensed as incurred until technical feasibility is established as well as post-implementation activities. Internal-use software is amortized on a straight-line basis over the estimated useful life of the asset, which ranges from two to five years.

Income Taxes

We account for income taxes pursuant to the provisions of ASC Topic 740, “Income Taxes,” which requires, among other things, an asset and liability approach to calculating deferred income taxes. The asset and liability approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. A valuation allowance is provided to offset any net deferred tax assets for which management believes it is more likely than not that the net deferred asset will not be realized.

We follow the provisions of ASC 740-10-25-5, “Basic Recognition Threshold.” When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. In accordance with the guidance of ASC 740-10-25-6, the benefit of a tax position is recognized in the consolidated financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above should be reflected as a liability for unrecognized tax benefits in the accompanying balance sheets along with any associated interest and penalties that would be payable to the taxing authorities upon examination. We believe our tax positions are all highly certain of being upheld upon examination. As such, we have not recorded a liability for unrecognized tax benefits.

We recognize the benefit of a tax position when it is effectively settled. ASC 740-10-25-10, “Basic Recognition Threshold” provides guidance on how an entity should determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits. ASC 740-10-25-10 clarifies that a tax position can be effectively settled upon the completion of an examination by a taxing authority. For tax positions considered effectively settled, we recognize the full amount of the tax benefit.

Accounting for Stock-Based Compensation

We follow the provisions of ASC Topic 718, “Compensation — Stock Compensation.” ASC Topic 718 establishes standards surrounding the accounting for transactions in which an entity exchanges its equity instruments for goods or services. ASC Topic 718 focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions, such as options issued under our Stock Option Plans.

The fair value of each option is estimated on the date of grant using the Black-Scholes option-pricing model. This model incorporates certain assumptions for inputs including a risk-free market interest rate, expected dividend yield of the underlying Common Stock, expected option life, and expected volatility in the market value of the underlying Common Stock.

The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because our stock options and warrants have characteristics different from those of our traded stock, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of such stock options. The risk-free interest rate is based upon quoted market yields for United States Treasury debt securities with a term similar to the expected term. The expected dividend yield is based upon our history of having never issued a dividend and management’s current expectation of future action surrounding dividends. We calculate the expected volatility of the stock price based on the corresponding volatility of our peer group stock price for a period consistent with the underlying instrument’s expected term. The expected lives for such grants were based on the simplified method for employees and directors.

In arriving at stock-based compensation expense, we estimate the number of stock-based awards that will be forfeited due to employee turnover. Our forfeiture assumption is based primarily on its turn-over historical experience. If the actual forfeiture rate is higher than the estimated forfeiture rate, then an adjustment will be made to increase the estimated forfeiture rate, which will result in a decrease to the expense recognized in our financial statements. If the actual forfeiture rate is lower than the estimated forfeiture rate, then an adjustment will be made to lower the estimated forfeiture rate, which will result in an increase to expense recognized in our financial statements. The expense we recognize in future periods will be affected by changes in the estimated forfeiture rate and may differ significantly from amounts recognized in the current period.

It is important that the discussion of our operating results that follows be read in conjunction with the critical accounting policies disclosed above.

Results of Operations

We have incurred recurring losses to date. Our consolidated financial statements have been prepared assuming that we will continue as a going concern and, accordingly, do not include adjustments relating to the recoverability and realization of assets and classification of liabilities that might be necessary should we be unable to continue in operation.

Our continuation as a going concern is dependent upon our ability to obtain the necessary debt or equity financing to continue operations until we begin generating sufficient cash flows from operations to meet our obligations. If we are unable raise additional funds, we may be forced to cease operations.

Comparison of Years Ended December 31, 2022 and 2021

The following table summarizes our results of operations for the years ended December 31, 2022 and 2021:

	Year Ended December 31,
(In thousands)	2022	2021
Revenue (including $2,417 and $31,439 from related parties, respectively)	$58,259	$59,859
Cost of goods sold	90,054	54,625
Gross (loss) profit	(31,795)	5,234

General and administrative	73,354	30,807
Selling and marketing	9,338	4,163
Research and development	8,179	3,925
Change in contingent consideration	(2,156)	1,412
Impairment of property and equipment	2,912	—
Impairment of goodwill and intangible assets	69,904	—
Total operating expenses	161,531	40,307
Loss from operations	(193,326)	(35,073)
Interest (expense) income, net	(8,750)	74
Other expense, net	1,316	(31)
Change in fair value of warrant liability	51,461	—
Gain on forgiveness of PPP Loan	—	45
(Loss) gain on extinguishment of notes payable	(38,985)	2,685
Other income, net	5,042	2,773
Net loss before income taxes	(188,284)	(32,300)
Income tax expense	(23)	(25)
Net loss	(188,307)	(32,325)
(Income) loss attributable to non-controlling interests	134	(140)
Net loss attributable to Agrify Corporation	$(188,173)	$(32,465)

Revenues

Our goal is to provide our customers with a variety of products to address their entire indoor agriculture needs. Our core product offering includes our VFUs and Agrify Integrated Grow Racks with our Agrify Insights™, which are supplemented with environmental control products, grow lights, facility build-out services, and extraction equipment.

We generate revenue from sales of cultivation solutions, including ancillary products and services, Agrify Insights™, facility build-outs, and extraction equipment and solutions. We believe that our product mix forms an integrated ecosystem that allows us to be engaged with our potential customers from the early stages of the grow cycle — first during the facility build-out, to the choice of cultivation solutions, running the grow business with our Agrify Insights™ and finally, our extraction, post-processing, and testing services to transform harvest into a sellable product. We believe that the delivery of each solution in the various stages of the process will generate sales of additional solutions and services.

The following table provides a breakdown of our revenue for the years ended December 31, 2022 and 2021:

	Year Ended December 31,		Change	% Change
(In thousands)	2022	2021
Cultivation solutions, including ancillary products and services	$711	$11,354	$(10,643)	(94)%
Agrify Insights™	74	8	66	825%
Facility build-outs	23,129	36,193	(13,064)	(36)%
Extraction solutions	34,345	12,304	22,041	179%
Total revenue	$58,259	$59,859	$(1,600)	(3)%

Revenues decreased by $1.6 million, or 3%, for the year ended December 31, 2022, as compared to the same period in 2021. The comparative decrease in revenue was primarily driven by a $13.1 million reduction in facility build-outs due to completion of one construction project and $7.0 million of revenue for Bud & Mary’s that was deferred due to pending litigation. Additionally, there was a $10.6 million decrease in cultivation solutions due to the migration to a VFU leasing model. This was partially offset by revenue generated by our extraction solutions sales of equipment and services from our acquisition of Lab Society in 2022 and Precision, Cascade, and PurePressure in 2021, which contributed $22.0 million.

Cost of Goods Sold

Cost of goods sold represents a combination of the following: construction-related costs associated with our facility build-outs, internal and outsourced labor and material costs associated with the assembly of both cultivation equipment (primarily VFUs), and extraction equipment, as well as labor and parts costs associated with the sale or provision of other products and services.

The following table provides a breakdown of our cost of goods sold for the years ended December 31, 2022 and 2021:

	Year Ended December 31,		Change	% Change
(In thousands)	2022	2021
Cultivation solutions, including ancillary products, and services	$27,513	$10,855	$16,658	153%
Agrify Insights™	—	—	—	—%
Facility build-outs	31,588	35,012	(3,424)	(10)%
Extraction solutions	30,953	8,758	22,195	253%
Total cost of goods sold	$90,054	$54,625	$35,429	65%

Cost of goods sold increased $35.4 million, or 65%, for the year ended December 31, 2022, as compared to the same period in 2021. The year-over-year increase in cost of goods sold is primarily associated with increased inventory reserves due to the overall decline in the market and obsolescence. The decline in facility build-outs was the result of the completion of one construction project and the cessation of construction on the Bud and Mary’s project due to pending litigation.

Gross (Loss) Profit

	Year Ended December 31,		Change	% Change
(In thousands)	2022	2021
Gross (loss) profit	$(31,795)	$5,234	$(37,029)	(707)%

Gross loss totaled $31.8 million, or (54.6)%, of total revenue during the year ended December 31, 2022 compared to a gross profit of $5.2 million, or 8.7% of total revenue during the year ended December 31, 2021. The comparative $37.0 million year-over-year decline in gross profit, as well as the comparative decline in gross profit margin, is primarily attributable to reserves for inventory and facility build-outs. The Bud & Mary’s project was the main contributor to the gross margin decline in facility build-outs due to the pending litigation. The gross profit decline was partially offset by increased Extraction solutions revenue in 2022.

Operating Expenses

	Year Ended December 31,		Change	% Change
(In thousands)	2022	2021
General and administrative	$73,354	$30,807	$42,547	138%
Selling and marketing	9,338	4,163	5,175	124%
Research and development	8,179	3,925	4,254	108%
Change in contingent consideration	(2,156)	1,412	(3,568)	(253)%
Impairment of property and equipment	2,912	—	2,912	NA
Impairment of goodwill and intangible assets	69,904	—	69,904	NA
Total operating expenses	$161,531	$40,307	$121,224	301%

General and administrative

General and administrative (“G&A”) expenses consist principally of salaries and related costs, including stock-based compensation and travel expenses, for personnel associated with executive and other administrative functions. Other G&A expenses include, but are not limited to, professional fees for legal, consulting, depreciation and amortization, and accounting services, as well as facility-related costs.

G&A expenses increased by $42.5 million, or 138%, for the year ended December 31, 2022, compared to the same period in 2021. The primary drivers of the year-over-year increase of G&A expenses were largely attributable to an increase in trade and loan receivable allowances of $33.1 million, primarily related to our TTK projects, and an increase of $6.3 million in employee related expenses and severance expense.

During the second, third, and fourth quarters of 2022, we increased our loan receivable reserve by approximately $7.1 million, $14.7 million, and $11.3 million, respectively. The $7.1 million increase during the second quarter of 2022 was specifically related to Greenstone Holdings (“Greenstone”). Greenstone is a related party because one of our former Agrify Brands employees and our VP of Engineering had a minority ownership. We specifically established the loan reserve related to Greenstone based on our review of Greenstone’s financial stability, which would impact collectability and is primarily the result of unfavorable market conditions within the Colorado market. We wrote off the entire Greenstone loan receivable as of June 30, 2023. Additional information regarding recent developments with Greenstone may be found in Note 5 — Loans Receivable, included in the notes to the consolidated financial statements. The $14.7 million increase during the third quarter of 2022 specifically related to Bud & Mary’s. We deemed it necessary to fully reserve Bud & Mary’s loan receivable balance due to the current litigation and the uncertainty of the customer’s ability to repay the outstanding balance. We believe the litigation is without merit and will continue to vigorously defend ourselves. The $11.3 million increase during the fourth quarter of 2022 related to three customer balances that were fully or partially reserved.

Selling and marketing

Selling and marketing expenses consist primarily of salaries and related costs of personnel, travel expenses, trade shows, and advertising expenses.

Selling and marketing expenses increased by $5.2 million, or 124%, for the year ended December 31, 2022, compared to the same period in 2021. The comparative period increase was primarily related to our acquisition of Lab Society in 2022 and the acquisitions of Precision, Cascade, and PurePressure in 2021, which contributed $3.7 million of increased selling and marketing expenses, an increase in payroll, severance, and related expenses of $957 thousand, and an increase in advertising, trade shows, and other expenses of $558 thousand.

Research and development

Research and development (“R&D”) expenses consisted primarily of costs incurred for the development of our Agrify Insights™ and next-generation VFUs, which includes:

•        employee-related expenses, including salaries, benefits, and travel;

•        subcontractor expenses incurred under agreements to provide engineering work related to the development of our next-generation VFUs; and

•        expenses related to our facilities, depreciation, and other expenses, which include direct and allocated expenses for rent and maintenance of facilities, insurance, and other supplies.

R&D expenses increased by $4.3 million, or 108%, for the year ended December 31, 2022, compared to the same period in 2021. The comparative period increase is primarily related to our acquisition of Lab Society in 2022 and the acquisitions of Precision, Cascade, and PurePressure in 2021, which increased research and development expenses by $1.8 million, an increase in consulting and other cost of $1.8 million, and an increase in payroll, severance, and related expenses of $736 thousand. As a percentage of net revenue, R&D expenses were 14.0% of total revenue for the year ended December 31, 2022, compared to 6.6% for same period in 2021.

We expect to continue to invest in future developments for our VFUs, Agrify Insights™, and extraction products. Although we continue to invest in R&D activities, we expect R&D expenses to decrease as a percentage of revenue as our revenue grows.

Change in contingent consideration

Contingent consideration decreased $2.2 million for the year ended December 31, 2022, compared to an increase of $1.4 million for the same period in 2021. The change in contingent consideration, which was recognized by us during the second and third quarters of 2022, primarily related to the reduction in the projected earn-out achievement associated with Lab Society’s and PurePressure’s first twelve-month earn-out period, for which revenue projections were trending below our original earn-out estimates used in calculating the fair value of the contingent consideration.

Impairment of property and equipment

Results from a 50% reserve on equipment to be leased to Hannah Industries due to uncertainty of the project.

Impairment of goodwill and intangible assets

During the three months ended June 30, 2022, we identified an impairment-triggering event associated with both a sustained decline in our stock price and associated market capitalization, as well as a second-quarter slowdown in the cannabis industry as a whole. Due to these factors, we deemed that there was an impairment to the carrying value of our property and equipment and accordingly performed interim testing as of June 30, 2022.

Based on our interim testing, we noted that the current carrying value of equity significantly exceeded the calculated fair value of equity, by an amount greater than the aggregate value of our goodwill and intangible assets. Accordingly, we concluded that the entire carrying value of our goodwill and intangible assets were impaired, resulting in a second-quarter impairment charge of $69.9 million. Additional information regarding our interim impairment testing may be found in Note 7 — Goodwill and Intangible Assets, Net, included in the notes to the consolidated financial statements.

Other Income, Net

	Year Ended December 31,		Change	% Change
(In thousands)	2022	2021
Interest (expense) income, net	$(8,750)	$74	$(8,824)	(11,924)%
Other expense, net	1,316	(31)	1,347	(4,345)%
Change in fair value of warrant liability	51,461	—	51,461	NA
Gain on forgiveness of PPP loan	—	45	(45)	(100)%
(Loss) gain on extinguishment of notes payable	(38,985)	2,685	(41,670)	(1,552)%
	$5,042	$2,773	$2,269	82%

Interest (expense) income, net

Interest expense was approximately $8.8 million for the year ended December 31, 2022 compared to interest income of approximately $74 thousand for the same period in 2021. The interest expense in 2022 is primarily attributable to modification of our debt facilities related to our SPA Note and Exchange Note.

Other expense, net

Other expense, net increased by $1.3 million, or 4,345%, for the year ended December 31, 2022, compared to the same period in 2021.

Change in fair value of warrant liability

Change in fair value of warrant liability was $51.5 million for the year ended December 31, 2022. There was no change in fair value of warrant liability in 2021. During the year ended December 31, 2022, we recorded a non-cash gain of $51.5 million related to changes in the valuation of our liability-classified warrants issued in August and December 2022, which was primarily driven by movements in our stock price. Additional information regarding the fair value of our liability-classified warrants may be found in Note 4 — Fair Value Measures, included in the notes to the consolidated financial statements.

Gain on forgiveness of PPP loan

In September 2021, the PPP loan for $45 thousand was forgiven by the U.S. Small Business Administration. As a result, we recorded a gain of $45 thousand on the forgiveness of the loan and the associated accrued interest. There was no associated forgiveness in the year ended December 31, 2022.

(Loss) gain on extinguishment of notes payable

Loss on extinguishment of notes payable was $39.0 million for the year ended December 31, 2022, compared to a gain of $2.7 million for the same period in 2021. The loss on extinguishment of notes payable, which was recognized by us during the third quarter of 2022, related to the extinguishment of the SPA Note dated March 14, 2022. We recognized a loss on extinguishment of $39.0 million (inclusive of $13.1 million of unamortized warrants, $5.0 million for a default penalty on the principal amount, $2.3 million of unamortized issuance costs, and $1.2 million for the incremental fair value of warrants modified in exchange of debt). Additional information relating to our SPA Note may be found in Note 9 — Debt, included in the notes to the consolidated financial statements.

The gain on extinguishment of $2.7 million for the year ended December 31, 2021 related to the derecognition of the net carrying amount of extinguished debt of $19.7 million (inclusive of $13.1 million of principal, $7.1 million of derivative liabilities, less $587 thousand of debt discount) and the recognition of the $17.0 million fair value of a new convertible note (including the same principal amount of $13.1 million plus the $3.9 million fair value of the beneficial conversion feature). Additional information relating to our gain on extinguishment of notes payable may be found in Note 11 — Convertible Promissory Notes, included in the notes to the consolidated financial statements.

Income Tax Expense

	Year Ended December 31,		Change	% Change
(In thousands)	2022	2021
Income tax expense	$(23)	$(25)	$2	(0.1)%
Effective tax rate	0.0%	0.0%

Income (Loss) Attributable to Non-Controlling Interest

We consolidate the results of operations of two less than wholly-owned entities into our consolidated statements of operations. On December 8, 2019, we formed Agrify-Valiant, LLC (“Agrify-Valiant”), a joint-venture limited liability company in which we are the 60% majority owner and Valiant-America, LLC owns 40%. Agrify-Valiant started its operations during the second quarter of 2020. On October 27, 2022, we provided notice to Valiant-America of our intention to begin the winding up of Agrify-Valiant. On January 22, 2020, as part of the acquisition of TriGrow, we received TriGrow’s 75% interest in Agrify Brands, LLC (formerly TriGrow Brands, LLC), a licensor of an established portfolio of consumer brands that utilize our grow technology. The license for these brands is ancillary to the sale of our VFUs and provides a means to differentiate customers’ products in the marketplace. It is not a material aspect of our business and we have not realized any royalty income. Accordingly, we are currently evaluating whether to continue this legacy business from an operational standpoint, as well as from a legal and regulatory perspective.

Income (loss) attributable to non-controlling interest represents the portion of profit (or loss) that is attributable to the non-controlling interest calculated as a product of the net income of the entity multiplied by the percentage of ownership held by the non-controlling interest.

Comparison of the Three and Nine Months Ended September 30, 2023 and 2022

The following table summarizes our results of operations for the three and nine months ended September 30, 2023 and 2022:

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Revenue (including $0, $0, $46, and $1,763 from related parties, respectively)	$3,139	$7,019	$14,009	$52,369
Cost of goods sold	2,165	11,135	11,447	50,703
Gross profit (loss)	974	(4,116)	2,562	1,666

General and administrative	4,321	24,126	16,066	53,263
Selling and marketing	812	2,160	3,522	6,582
Research and development	486	1,747	1,864	6,269
Change in contingent consideration	—	(602)	(1,322)	(1,509)
Gain on disposal	(67)	—	(62)	—
Impairment of goodwill and intangible assets	—	—	—	69,904
Total operating expenses	5,552	27,431	20,068	134,509
Loss from operations	(4,578)	(31,547)	(17,506)	(132,843)
Interest expense, net	(363)	(4,654)	(1,562)	(7,404)
Change in fair value of warrant liabilities	1,975	16,268	3,599	47,234
Loss on extinguishment of notes payable	—	(38,985)	(4,631)	(38,985)
Other expense, net	874	1,506	874	1,506
Other (expense) income, net	2,486	(25,865)	(1,720)	2,351
Net loss before income taxes	(2,092)	(57,412)	(19,226)	(130,492)
Income tax benefit	—	—	—	262
Net loss	(2,092)	(57,412)	(19,226)	(130,230)
(Loss) income attributable to non-controlling interest	—	(1)	2	(5)
Net loss attributable to Agrify Corporation	$(2,092)	$(57,413)	$(19,224)	$(130,235)
Net loss per share attributable to Common Stockholders – basic and diluted	$(1.27)	$(429.98)	$(13.48)	$(1,003.10)
Weighted average common shares outstanding – basic and diluted(1)	1,649,741	133,526	1,426,016	129,832

Revenues

Our goal is to provide our customers with a variety of products to address their entire indoor agriculture needs. Our core product offering includes our Agrify Vertical Farming Units (or “VFUs”) and Agrify Integrated Grow Racks with our Agrify Insights software, which are supplemented with environmental control products, grow lights, facility build-out services and extraction equipment.

We generate revenue from sales of cultivation solutions, including ancillary products and services, Agrify Insights software, facility build-outs and extraction equipment and solutions. We believe that our product mix forms an integrated ecosystem which allows us to be engaged with our customers from early stages of the grow cycle — first during the facility build-out, to the choice of cultivation solutions, running the grow business with our Agrify Insights software and finally, our extraction, post-processing and testing services to transform harvest into a sellable product. We believe that delivery of each solution in the various stages in the process will generate sales of additional solutions and services.

The following table provides a breakdown of our revenue for the three and nine months ended September 30, 2023 and 2022:

	Three months ended September 30,			% Change	Nine months ended September 30,			% Change
(In thousands)	2023	2022	Change		2023	2022	Change
Cultivation solutions, including ancillary products and services	$138	$4	$134	3350%	$633	$707	$(74)	(10)%
Agrify Insights software	58	1	57	5700%	123	46	77	167%
Facility build-outs	—	1,334	(1,334)	(100)%	882	23,551	(22,669)	(96)%
Extraction solutions	2,943	5,680	(2,737)	(48)%	12,371	28,065	(15,694)	(56)%
Total revenue	$3,139	$7,019	$(3,880)	(55)%	$14,009	$52,369	$(38,360)	(73)%

Revenues decreased by less than $3.9 million, or 55% for the three months ended September 30, 2023 compared to the same period in 2022. Revenues decreased by $38.4 million, or 73% for the nine months ended September 30, 2023 compared to the same period in 2022. The comparative decrease in revenue was generated primarily from decreases in revenue from facility build-outs and extraction solutions. Extraction division revenues totaled $2.9 million and $12.4 million for the three and nine months ended September 30, 2023, respectively. Additionally, design and build revenues decreased by $1.3 million and $22.7 million for the three and nine months ended September 30, 2023, respectively, due to the continued build-out of facilities under our TTK Solutions.

Cost of Goods Sold

Cost of goods sold represents a combination of the following: construction-related costs associated with our facility build-outs, internal and outsourced labor and material costs associated with the assembly of both cultivation equipment (primarily VFUs) and extraction equipment, as well as labor and parts costs associated with the sale or provision of other products and services.

The following table provides a breakdown of our cost of goods sold for the three and nine months ended September 30, 2023 and 2022:

	Three months ended September 30,			% Change	Nine months ended September 30,			% Change
(In thousands)	2023	2022	Change		2023	2022	Change
Cultivation solutions, including ancillary products and services	$556	$572	$(16)	(3)%	$1,579	$2,312	$(733)	(32)%
Facility build-outs	3	6,429	(6,426)	(100)%	971	28,217	(27,246)	(97)%
Extraction solutions	1,606	4,134	(2,528)	(61)%	8,897	20,174	(11,277)	(56)%
Total cost of goods sold	$2,165	$11,135	$(8,970)	(81)%	$11,447	$50,703	$(39,256)	(77)%

Cost of goods sold decreased by $9.0 million, or 81%, for the three months ended September 30, 2023 compared to the same period in 2022. Cost of goods sold decreased by $39.3 million, or 77%, for the nine months ended September 30, 2023 compared to the same period in 2022. The comparative quarterly decrease in cost of goods sold is associated with the decreased amount of subcontractor construction costs related to our facility build-outs, internal and outsourced labor and materials costs for the extraction solutions sales, and cultivation solutions, including ancillary products and services.

Gross Profit (Loss)

	Three months ended September 30,			% Change	Nine months ended September 30,			% Change
(In thousands)	2023	2022	Change		2023	2022	Change
Gross profit (loss)	$974	$(4,116)	$5,090	(124)%	$2,562	$1,666	$896	54%

Gross profit totaled $1.0 million, or 31.0% of total revenue during the three months ended September 30, 2023 compared to a gross loss of $4.1 million, or 58.6% of total revenue during the three months ended September 30, 2022. Gross profit totaled $2.6 million, or 18.3% of total revenue during the nine months ended September 30, 2023 compared to a gross profit of $1.7 million, or 3.2% of total revenue during the nine months ended September 30, 2022. The $5.1 million three-month and $0.9 million nine-month comparative decrease in gross profit is primarily attributable to a smaller decrease in costs of goods sold relative to the decrease in revenue for the period. We realized a gross profit margin of 45% and 28% associated with our extraction solutions revenue for the three and nine months ended September 30, 2023, respectively, while we realized a gross loss margin of approximately 303% and 149% on our cultivation-related revenues for the three and nine months ended September 30, 2023, respectively.

General and Administrative

	Three months ended September 30,			% Change	Nine months ended September 30,			% Change
(In thousands)	2023	2022	Change		2023	2022	Change
General and administrative	$4,321	$24,126	$(19,805)	(82)%	$16,066	$53,263	$(37,197)	(70)%

General and administrative (“G&A”) expenses consist principally of salaries and related costs for personnel, including stock-based compensation and travel expenses, associated with executive and other administrative functions. Other G&A expenses include, but are not limited to, professional fees for legal, consulting, depreciation and amortization and accounting services, as well as facility-related costs.

G&A expense decreased by $19.8 million, or 82%, for the three months ended September 30, 2023, compared to the same period in 2022. G&A expense decreased by $37.2 million, or 70%, for the nine months ended September 30, 2023, compared to the same period in 2022. The decrease for the three months ended September 30, 2023 was primarily attributable to a decrease in bad debt expenses, of approximately $15.6 million, a decrease in depreciation expense, of approximately $1 million, a decrease in stock based compensation, of approximately $1.1 million, a decrease in salaries and related costs for personnel, of approximately $0.8 million, a decrease in insurance expenses of approximately $0.3 million.

Research and Development

	Three months ended September 30,			% Change	Nine months ended September 30,			% Change
(In thousands)	2023	2022	Change		2023	2022	Change
Research and development	$486	$1,747	$(1,261)	(72)%	$1,864	$6,269	$(4,405)	(70)%

Research and development (“R&D”) expenses consisted primarily of costs incurred for development of our Agrify Insights software, next generation VFUs and new Extraction products, which includes:

•        employee-related expenses, including salaries, benefits, and travel;

•        expenses incurred by the subcontractor under agreements to provide engineering work related to the development of our next generation VFUs and new extraction equipment;

•        expenses related to our facilities, depreciation, and other expenses, which include direct and allocated expenses for rent and maintenance of facilities, insurance and other supplies.

R&D expense decreased by $1.3 million, or 72%, for the three months ended September 30, 2023, compared to the same period in 2022. R&D expense decreased by $4.4 million, or 70%, for the nine months ended September 30, 2023, compared to the same period in 2022. The decrease for the three months ended September 30, 2023, compared to the same period in 2022 is primarily attributable to decreased personnel and facility costs associated with the continued development of our VFUs.

We expect to continue to invest in future developments of our VFUs, Agrify Insights software and our extraction products. As a percentage of net revenue, R&D expenses were 15.5% and 13.3% of total revenue for the three and nine months ended September 30, 2023, respectively, compared to 24.9% and 12.0% for the three and nine months ended September 30, 2022.

Selling and Marketing

	Three months ended September 30,			% Change	Nine months ended September 30,			% Change
(In thousands)	2023	2022	Change		2023	2022	Change
Selling and marketing	$812	$2,160	$(1,348)	(62)%	$3,522	$6,582	$(3,060)	(46)%

Selling and marketing expenses consist primarily of salaries and related costs of personnel, travel expenses, trade shows and advertising expenses.

Selling and marketing expenses decreased by $1.3 million, or 62%, for the three months ended September 30, 2023, compared to the same period in 2022. Selling and marketing expenses decreased by $3.1 million, or 46%, for the nine months ended September 30, 2023, compared to the same period in 2022. The decrease for the three months ended September 30, 2023 was primarily attributable to a reduction in salaries and related costs of personnel, of approximately $0.8 million, and a reduction in trade show and advertising costs, of approximately $0.5 million.

Other Income (Expense), Net

	Three months ended September 30,			% Change	Nine months ended September 30,			% Change
(In thousands)	2023	2022	Change		2023	2022	Change
Interest income (expense), net	$(363)	$(4,654)	$4,291	(92)%	$(1,562)	$(7,404)	$5,842	(79)%
Change in fair value of warrant liabilities	1,975	16,268	(14,293)	(88)%	3,599	47,234	(43,635)	(92)%
Gain on extinguishment of notes payable	—	(38,985)	38,985	(100)%	(4,631)	(38,985)	34,354	(88)%
Other expense, net	874	1,506	(632)	(42)%	874	1,506	(632)	(42)%
Total other income, net	$2,486	$(25,865)	$28,351	(110)%	$(1,720)	$2,351	$(4,071)	(173)%

Interest income (expense), net decreased by $4.3 million, or 92%, for the three months ended September 30, 2023, compared to the same period in 2022. Interest income (expense), net decreased by $5.8 million, or 79%, for the nine months ended September 30, 2023, compared to the same period in 2022.The decrease in interest income is attributable mainly to interest from marketable securities and interest income from TTK Solutions.

The change in fair value of warrant liabilities decreased by $14.3 million, or 88% during the three months ended September 30, 2023, compared to the same period in 2022. The change in fair value of warrant liabilities decreased by $43.6 million, or 92% during the nine months ended September 30, 2023, compared to the same period in 2022.The decrease is related to the fair value remeasurement of warrants discussed in Note 4.

Income Tax Benefit

The change in the provision for (benefit from) income taxes for the nine months ended September 30, 2023 compared to the nine months ended September 30, 2022 was primarily due to a recording of a valuation allowance on the company’s net deferred tax assets.

Income (Loss) Attributable to Non-Controlling Interest

We consolidate the results of operations of two less than wholly-owned entities into our consolidated results of operations. On December 8, 2019, we formed Agrify Valiant LLC, a joint-venture limited liability company in which we are 60% majority owner and Valiant-America, LLC owns 40%. Agrify Valiant LLC started its operations during the second quarter of 2020. On January 22, 2020, as part of the acquisition of TriGrow, we received TriGrow’s 75% interest in Agrify Brands, LLC (formerly TriGrow Brands, LLC), a licensor of an established portfolio of consumer brands that utilize our grow technology. The license of these brands is ancillary to the sale of our VFUs and provides a means to differentiate customers’ products in the marketplace. It is not a material aspect of our business and we have not realized any royalty income. Accordingly, we are currently evaluating whether to continue this legacy business from an operational standpoint, as well as from a legal and regulatory perspective.

Loss attributable to non-controlling interest represents the portion of profit (or loss) that are attributable to non-controlling interest calculated as a product of the net income of the entity multiplied by the percentage of ownership held by the non-controlling interest.

Liquidity and Capital Resources

As of September 30, 2023, our principal sources of liquidity were cash and cash equivalents and marketable securities totaling $0.2 million. Our current working capital needs are to support revenue growth, to fund construction and equipment financing commitments associated with our TTK Solutions, manage inventory to meet demand forecasts and support operational growth. Our long-term financial needs primarily include working capital requirements and capital expenditures. We anticipate that we will allocate a significant portion of our current balance of working capital to satisfy the financing requirements of our current and future TTK arrangements. These arrangements require a significant amount of upfront capital necessary to fund construction, associated with facility build-outs, and equipment. There are many factors that may negatively impact our available sources of funds in the future, including the ability to generate cash from operations, raise debt capital and raise cash from the issuance of our securities. The amount of cash generated from operations is dependent upon factors such as the successful execution of our business strategy and general economic conditions.

We may opportunistically raise debt capital, subject to market and other conditions. Additionally, as part of our growth strategies, we may also raise debt capital for strategic alternatives and general corporate purposes. If additional financing is required from outside sources, we may not be able to raise such capital on terms acceptable to us or at all. If we are unable to raise additional capital when desired, our business, operating results and financial condition may be adversely affected.

The consolidated financial statements have been prepared based on the assumption that we will continue as a going concern for the next twelve-months from the date these consolidated financial statements are available to be issued. However, we have incurred operating losses since our inception and have negative cash flows from operations, and our significant operating losses raise substantial doubt about our ability to continue as a going concern. Our continuation as a going concern is dependent upon our ability to obtain the necessary debt or equity financing to continue operations until we begin generating sufficient cash flows from operations to meet our obligations. If we are unable to raise additional funds, we may be forced to cease operations.

There is no assurance that we will ever be profitable. The consolidated financial statements do not include any adjustments to reflect the potential future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result should we be unable to continue as a going concern.

Indebtedness

We entered into one Loan Agreement and Promissory Note with Bank of America pursuant to the Paycheck Protection Program (the “PPP”) under the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) administered by the U.S. Small Business Administration. We received total proceeds of approximately $0.8 million from the unsecured PPP Loan which was originally scheduled to mature in May 2022. We applied for forgiveness on the $0.8 million of our PPP Loan however was denied by the SBA. On June 23, 2022, we received a letter from Bank of America agreeing to extend the maturity date to May 7, 2025 and bears interest at a rate of 1.00% per year. The PPP loan is payable in 34 equal combined monthly principal and interest payments of approximately $24 thousand that commenced on August 7, 2022.

On March 14, 2022, we entered into a Securities Purchase Agreement with the Lender. The Purchase Agreement provides for the issuance of the SPA Note in the aggregate amount of $65.0 million and a SPA Warrant to purchase up to an aggregate of 34,406 shares of Common Stock, with the potential for two potential subsequent closings for notes with an original principal amount of $35.0 million each.

On August 18, 2022, we entered into a Securities Exchange Agreement. Pursuant to the August 2022 Exchange Agreement, we partially paid $35.2 million along with approximately $0.3 million in repayments for other fees under the SPA Note and exchanged the remaining balance of the SPA Note for an Exchange Note with an aggregate original principal amount of $35.0 million and a Note Exchange Warrant to purchase 71,139 shares of Common Stock. Additionally, we exchanged the SPA Warrant for a Modified Warrant for the same number of underlying shares but with a reduced exercise price.

On March 8, 2023, the Company entered into a new Securities Exchange Agreement. Pursuant to the March 2023 Exchange Agreement, we prepaid approximately $10.3 million in principal amount under the Exchange Note and exchanged $10.0 million in principal amount of the remaining balance of the Exchange Note for a new senior secured convertible note (the “Convertible Note”).

The Convertible Note is a senior secured obligation and ranks senior to all of our indebtedness. As of September 30, 2023, the Convertible Note had a maturity date of August 19, 2025 (the “Maturity Date”) and had a 9.0% annualized interest rate, with interest to be paid monthly, in cash. The principal amount of the Convertible Note will be payable on the maturity date, provided that the holder will be entitled to a cash sweep of 30% of the proceeds of any at-the-market equity offering and 20% of the proceeds received by us in connection with any other equity financing, which will reduce the outstanding principal amount under the Exchange Note. On October 27, 2023, CP Acquisitions LLC, and entity affiliated with and controlled by Raymond Chang, acquired the Exchange Note and the Convertible Note. As of October 30, 2023, there was approximately $6.7 million outstanding under the Exchange Note and $8.8 million outstanding under the Convertible Note. The Convertible Note was subsequently amended, restated and consolidated as described in “— Recent Business Developments” above.

At any time, we may prepay all of the Exchange Note by redemption at a price equal to 102.5% of the then-outstanding principal amount under the Note plus accrued but unpaid interest. The holder will also have the option of requiring us to redeem the Exchange Note on the one-year or two-year anniversaries of issuance at a price equal to the then-outstanding principal amount under the Exchange Note plus accrued but unpaid interest, or if we undergo a fundamental change at a price equal to 102.5% of the then-outstanding principal amount under the Exchange Note plus accrued but unpaid interest.

Cash Flows

The following table presents the major components of net cash flows from and used in operating, investing, and financing activities for the nine months ended September 30, 2023, and 2022:

(In thousands)	September 30, 2023	September 30, 2022
Net cash (used in) provided by:
Operating activities	$(25,940)	$(58,020)
Investing activities	25,235	(4,135)
Financing activities	(9,598)	52,292
Net decrease in cash, cash equivalents, and restricted cash	$(10,303)	$(9,863)

Cash Flow from Operating Activities

For the nine months ended September 30, 2023, we incurred a net loss of $19.2 million, which included $3.6 million related to the change in fair value of warrant liabilities, $1.5 million of depreciation and amortization, $2.1 million of stock based compensation expense, and $24 thousand of debt issuance costs. Net cash was increased by changes in operating assets and liabilities of $6.4 million.

For the nine months ended September 30, 2022, cash used in operating activities consists of net income adjusted for non-cash benefits and expenses, and changes in operating assets and liabilities. Our primary source of cash provided by operating activities is cash collections from our customers related to the sale of cultivation and extraction solutions.

Our primary uses of cash from our operating activities include payments for employee-related expenditures, payments for inventory due to increased demand forecasts, construction costs related to TTK Solutions, acquisition-related costs and the payment of other operating expenses incurred in the ordinary course of business.

Cash Flow from Investing Activities

For the nine months ended September 30, 2023, net cash provided by investing activities was $25.2 million, which included cash inflows of $10.5 million in proceeds from sale of securities and $15.3 million in proceeds from repayment of loan receivable, and cash outflows of $0.6 million related to a certain loan issuance of loan and $0.1 million in purchases of property and equipment.

For the nine months ended September 30, 2022, cash provided by investing activities consists primarily of maturities and sales of investments in marketable securities. Cash used in investing activities consists primarily of purchases of marketable securities, cash paid associated with our 2022 acquisition of Lab Society, the issuance of loans receivable in connection with our financing of construction and equipment under its TTK Solutions offering and purchases of property and equipment expenditures. The capital expenditures support growth and investment in property and equipment, to expand research, development, and testing capabilities and, to a lesser extent, the replacement of existing equipment.

Cash Flow from Financing Activities

For the nine months ended September 30, 2023, net cash used in financing activities was $9.6 million. Net cash used in financing activities was primarily driven by the repayment of certain of our debt instruments of $10.3 million, and payments on insurance financing loans of $1.2 million, offset by proceeds generated from the sale of securities pursuant to our “at the market” program, net, of $1.5 million and proceeds from issuance of a related party note of $0.5 million.

For the nine months ended September 30, 2022, cash provided by financing activities consists primarily of proceeds from the issuance of Common Stock, debt, and warrants in private placements and proceeds from the initial and secondary public offerings. Cash used in financing activities consists primarily of repayment of debt.

Off-Balance Sheet Arrangements

During the periods presented, we did not have, nor do we currently have, any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. We are therefore not exposed to the financing, liquidity, market, or credit risk that could arise if we had engaged in those types of relationships.

Recently Issued Accounting Pronouncements Adopted

For more information on recently issued accounting pronouncements are included within Note 1 — Overview, Basis of Presentation and Significant Accounting Policies, included elsewhere in the notes to consolidated financial statements elsewhere in this prospectus.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We have entered into indemnity agreements with our directors and Named Executive Officers which provide, among other things, that we will indemnify such executive officer or director, under the circumstances and to the extent provided for therein, for expenses, damages, judgments, fines and settlements he or she may be required to pay in actions or proceedings which he or she is or may be made a party by reason of his or her position as a director, executive officer or other agent of our Company, and otherwise to the full extent permitted under Nevada law and our Company’s amended and restated bylaws.

In order to identify and address concerns regarding related party transactions and their disclosures, the Company uses Director and Officer Questionnaires and its conduct and ethics policies. The Company also considers the independence of its directors. The discussion of the independence of the directors is included under “Corporate Governance — Board and Board Committee Matters” elsewhere in this proxy statement.

Director and Officer Questionnaires are distributed to executive officers and directors at the beginning of each fiscal year to identify any potential related-party transactions. Within the questionnaire, executive officers and directors are asked to describe any transaction, arrangement or relationship or any series of similar transactions, arrangements or relationships, occurring since the beginning of the prior fiscal year, in which the Company was or is to be a participant and the amount involved exceeds $120,000, and in which any of the following had or will have a direct or indirect interest: (i) the individual; (ii) any director or executive officer of the Company; (iii) a nominee for director; (iv) an immediate family member of a director or executive officer of the Company; (v) an immediate family member of a nominee for director; (vi) a security holder of more than 5% of the Common Stock; or (vii) an immediate family member of the security holder. Responses provided within the questionnaire are reviewed by management of the Company to determine any necessary course of action.

It is the policy of the Company that all employees, directors and agents maintain the highest ethical standards and comply with all applicable legal requirements when conducting Company business. Guidelines regarding conflicts of interest are detailed in the Company’s Code of Conduct and Business Ethics, which was adopted by the Board. The Company’s Code of Conduct and Business Ethics policy is available on the Company’s website at https://ir.agrify.com. All Company employees must deal with vendors, customers and others doing business with the Company in a manner that avoids even the appearance of conflict between personal interests and those of the Company. Potential conflicts of interest may arise from any of the following:

•        a direct or indirect financial interest in any business or organization that is a Company vendor or competitor, if the employee or director can influence decisions with respect to the Company’s business with respect to such business or organization; and

•        serving on the board of directors of, or being employed in any capacity by, a vendor, competitor or customer of the Company.

The Audit Committee is authorized to review all potential conflicts of interest involving directors and executive officers.

Relationships, including business, financial, personal, and family, may give rise to conflicts of interest or the appearance of a conflict. Employees should carefully evaluate their relationships as they relate to Company business to avoid conflict or the appearance of a conflict. To avoid conflicts of interest or the appearance of a conflict:

•        An employee should not work in a position in which he or she has the authority to hire, directly supervise or attempt to influence the employment actions of an immediate family member or romantic partner. Any individual in a supervisory position should not pursue a romantic relationship with any person with whom there is a reporting relationship.

•        Employees and directors should not have an undisclosed relationship with, or financial interest in, any business that competes or deals with the Company; provided that the ownership of less than 1% of the outstanding shares, units or other interests of any class of publicly traded securities is acceptable.

•        Employees are prohibited from directly or indirectly competing or performing services for any person or entity in competition with, the Company.

•        Employees should comply with the policies set forth in this Code of Conduct and Business Ethics regarding the receipt or giving of gifts, favors or entertainment.

•        A full-time employee should obtain the approval of his or her supervisor before serving as a trustee, regent, director or officer of a philanthropic, professional, national, regional or community organization, or educational institution. This policy applies where significant time spent in support of these functions may interfere with time that should be devoted to the Company’s business.

•        Employees may not sell or lease equipment, materials or property to the Company without appropriate corporate authority.

•        Employees should purchase Company equipment, materials or property only on terms available to the general public.

Any employee or director who becomes aware of a conflict is required to bring it to the attention of a supervisor, management or other appropriate personnel.

Directors are expected and required to uphold the same dedication to corporate ethics as the Company’s employees.

If a conflict of interest arises involving an executive officer or director, the Board must approve a waiver to the Code of Conduct and Business Ethics and if a director has the conflict, that director must abstain from the approval. Waivers are made on a case-by-case basis. The Board has not adopted a formal written policy with respect to waiving conflict of interests or approving related party transactions. In making this determination, the Board considered the infrequency in occurrence of these transactions. Any waivers to the Code of Conduct and Business Ethics granted to an executive officer or director shall be disclosed by the Company on its website at https://ir.agrify.com.

Related Party Transactions

Convertible Note Amendment, Restatement and Consolidation

On October 27, 2023, Acquisitions LLC (the “New Lender”), an entity affiliated with and controlled by Raymond Chang, our Chairman and Chief Executive Officer, and I-Tseng Jenny Chan, a member of our Board of Directors, purchased from an institutional investor (the “Former Lender”) the Senior Secured Note issued by us to the Former Lender on August 19, 2022 (the “Exchange Note”) and the Senior Secured Convertible Note issued by us to the Former Lender on March 10, 2023 (the “Convertible Note”). On January 25, 2024, following stockholder approval at an annual meeting of stockholders on January 8, 2024, we and the New Lender consolidated the outstanding principal and interest due under the Junior Secured Note and the Exchange Note into the Convertible Note and amended and restated the Convertible Note (as amended and restated, the “Restated Note”), with an outstanding principal amount of approximately $18.9 million at the time of issuance of the Restated Note. The Restated Note amended the terms of the Convertible Note by, among other things, (i) reducing the conversion price to $1.46 per share of common stock, (ii) increasing the beneficial ownership limitation to 49.99% with respect to any individual or group, provided that the New Lender may assign its right to receive shares upon conversion to Mr. Chang and/or Ms. Chan or their affiliates, in which case the 49.99% beneficial ownership limitation will apply to each of them individually, (iii) extending the maturity date to December 31, 2025, (iv) increasing the interest rate from 9% to 10% per annum, (v) increasing the default interest from 15% to 18% per annum, and (vi) providing for the payment of interest every six months, or in lieu of cash interest payments, we may issue shares as payments-in-kind at a conversion price equal to the higher of (i) $1.46 or (ii) a 20% discount to our trailing seven-day volume weighted average price as of the date of interest payment. Immediately following the execution of the Restated Note, the New Lender immediately elected to convert approximately $3.9 million of outstanding principal into an aggregate of 2,671,633 shares of common stock, and assigned its rights to receive such shares to entities affiliated with Mr. Chang and Ms. Chan. Following the conversion, there was $15.0 million in principal amount outstanding under the Restated Note.

Note Amendment and Secured Promissory Note

On July 12, 2023, we issued an unsecured promissory note in favor of GIC Acquisition, LLC (“GIC”), an entity that is owned and managed by Raymond Chang, our Chairman and Chief Executive Officer. On October 27, 2023, we and GIC amended and restated the Note (the “GIC Note”). Pursuant to the terms of the GIC Note, as restated, the maturity date was extended until December 31, 2023 and we granted a junior security interest in our assets. On January 25, 2024, we and GIC amended and restated the GIC Note to increase the principal amount thereunder to $1.0 million, all of which is currently outstanding under the GIC Note, and to extend the maturity date until June 30, 2024.

Concurrently with the restatement of the GIC Note, we issued a junior secured promissory note (the “Junior Secured Note”) to the New Lender. Pursuant to the Junior Secured Note, the New Lender loaned an aggregate of approximately $4.0 million to us. The Junior Secured Note bore interest at a rate of 10% per annum, had a maturity date of December 31, 2023, and could be prepaid without any fee or penalty. The Junior Secured Note was a junior secured obligation.

Distribution Agreement with Enozo

Guichao Hua, a member of our board of directors, and Raymond Chang, our Chairman of the Board and Chief Executive Officer, each have ownership interests and are board members of Enozo Technologies Inc. (“Enozo”).

On March 9, 2020, the Company entered into a distribution agreement with Enozo, for an initial term of five years with auto renewal for successive one-year periods unless earlier terminated. The agreement contains the following minimum purchases to retain exclusive distributor status for one of the Company’s products: for the period from the contract date until December 31, 2021 for $375,000, for the year ended December 31, 2022 for $750,000, and for the year ended December 31, 2023 for $1,100,000, which amount may increase by 3% for the later years. The Company had no purchases of Enozo product for the year ended December 31, 2022, compared to $40,000 for the year ended December 31, 2021.

Securities Purchase Agreement with RTC3 2020 Irrevocable Family Trust and Stuart Wilcox

On December 20, 2022, as part of our public offering of shares of Common Stock and warrants, the RTC3 2020 Irrevocable Family Trust purchased 115,385 shares of Common Stock and warrants to purchase 230,770 shares of Common Stock. The purchase price per share of Common Stock and warrant was $13.00. Raymond Chang, our Chairman of the Board and Chief Executive Officer, retains the authority to remove the independent trustee of the RTC3 2020 Irrevocable Family Trust, although Mr. Chang does not have a pecuniary interest in our securities held by that trust.

Public Offering Purchases by RTC3 2020 Irrevocable Family Trust

On January 28, 2022, as part of our private placement financing, we entered into a Securities Purchase Agreement with parties including the RTC3 2020 Irrevocable Family Trust and Stuart Wilcox. Pursuant to that agreement, we sold 181 shares of Common Stock and warrants to purchase 136 shares of Common Stock to each of the RTC3 2020 Irrevocable Family Trust and Mr. Wilcox. The purchase price per share of Common Stock and partial warrant was $1,496. Raymond Chang, our Chairman of the Board and Chief Executive Officer, retains the authority to remove the independent trustee of the RTC3 2020 Irrevocable Family Trust, although Mr. Chang does not have a pecuniary interest in our securities held by that trust.

Greenstone Holdings (“Greenstone”)

Greenstone is a related party because one of our former Agrify Brands employees and our VP of Engineering had a minority ownership, and is a customer of Agrify’s that is in the process of installing Vertical Farming Units (“VFUs”) in its indoor growing facility in Denver, Colorado. The Company has generated revenues from Greenstone through both construction services and the sale of VFUs. A current and former non-executive level employee owns approximately 27% and 10% of Greenstone, respectively. The Company has determined that Greenstone as a Variable Interest Entity, however it does not consolidate the operating results of Greenstone into its consolidated financial statements as Agrify does not have a “controlling interest” in Greenstone. Agrify reported revenues from Greenstone totaling $648,000 during the year ended December 31, 2022 and $9,429,000 during the year ended December 31, 2021. Additionally, the Company made purchases from Greenstone totaling approximately $1.0 million in 2022.

DESCRIPTION OF SECURITIES

General

Our authorized capital stock consists of 35,000,000 shares of common stock, par value $0.001 per share, and 3,000,000 shares of preferred stock, par value $0.001 per share. The only equity securities currently outstanding are shares of common stock. As of February 28, 2024, there were 7,505,114 shares of common stock outstanding, warrants outstanding to purchase 2,245,011 shares of our common stock, 10,334 shares of common stock subject to outstanding stock options, 4,531 shares of common stock subject to unvested restricted stock units, and 10,273,973 shares of common stock underlying convertible notes.

Common Stock

Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of the stockholders, including the election of directors. Our articles of incorporation and bylaws do not provide for cumulative voting rights.

Subject to preferences that may be applicable to any then outstanding preferred stock, the holders of our outstanding shares of common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds. In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities, subject to the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock.

Holders of our common stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that are outstanding or that we may designate and issue in the future.

Anti-takeover Effects of Our Articles of Incorporation and By-laws

Our articles of incorporation and bylaws contain certain provisions that may have anti-takeover effects, making it more difficult for or preventing a third party from acquiring control of our company or changing our Board and management. The holders of our common stock do not have cumulative voting rights in the election of our directors, which makes it more difficult for minority stockholders to be represented on the Board. Our articles of incorporation allow our Board to issue additional shares of our common stock and new series of preferred stock without further approval of our stockholders. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of our Company by means of a proxy contest, tender offer, merger, or otherwise.

Anti-takeover Effects of Nevada Law

Business Combinations

The “business combination” provisions of Sections 78.411 to 78.444, inclusive, of the Nevada Revised Statutes, or NRS, generally prohibit a Nevada corporation with at least 200 stockholders of record, a “resident domestic corporation,” from engaging in various “combination” transactions with an “interested stockholder” unless certain conditions are met or the corporation has elected in its articles of incorporation to not be subject to these provisions. We have not elected to opt out of these provisions and if we meet the definition of resident domestic corporation, now or in the future, our company will be subject to these provisions.

A “combination” is generally defined to include (a) a merger or consolidation of the resident domestic corporation or any subsidiary of the resident domestic corporation with the interested stockholder or affiliate or associate of the interested stockholder; (b) any sale, lease, exchange, mortgage, pledge, transfer, or other disposition, in one transaction or a series of transactions, by the resident domestic corporation or any subsidiary of the resident domestic corporation to or with the interested stockholder or affiliate or associate of the interested stockholder having: (i) an aggregate market value equal to 5% or more of the aggregate market value of the assets of the resident domestic corporation, (ii) an aggregate market value equal to 5% or more of the aggregate market value of all outstanding shares of the resident domestic corporation, or (iii) 10% or more of the earning power or net income of the resident domestic corporation; (c) the issuance or transfer in one transaction or series of transactions of shares of the resident domestic corporation or any subsidiary of the resident domestic corporation having an aggregate market value equal to 5% or more of the resident domestic corporation to the interested stockholder or affiliate or associate of the interested stockholder; and (d) certain other transactions with an interested stockholder or affiliate or associate of the interested stockholder.

An “interested stockholder” is generally defined as a person who, together with affiliates and associates, owns (or within two years, did own) 10% or more of a corporation’s voting stock. An “affiliate” of the interested stockholder is any person that directly or indirectly through one or more intermediaries is controlled by or is under common control with the interested stockholder. An “associate” of an interested stockholder is any (a) corporation or organization of which the interested stockholder is an officer or partner or is directly or indirectly the beneficial owner of 10% or more of any class of voting shares of such corporation or organization; (b) trust or other estate in which the interested stockholder has a substantial beneficial interest or as to which the interested stockholder serves as trustee or in a similar fiduciary capacity; or (c) relative or spouse of the interested stockholder, or any relative of the spouse of the interested stockholder, who has the same home as the interested stockholder.

If applicable, the prohibition is for a period of two years after the date of the transaction in which the person became an interested stockholder, unless the combination meets all of the requirements of the resident domestic corporation’s articles of incorporation and the combination or transaction by which the person first became an interested stockholder is approved by the board of directors prior to the date the interested stockholder obtained such status; or the combination is approved by the board of directors and thereafter is approved at a meeting of the stockholders by the affirmative vote of stockholders representing at least 60% of the outstanding voting power held by disinterested stockholders. The prohibition extends beyond the expiration of the two-year period, unless the combination meets all of the requirements of the resident domestic corporation’s articles of incorporation and (a) the combination or transaction by which the person first became an interested stockholder was approved by the board of directors before the person became an interested stockholder; (b) the combination is approved by the affirmative vote of a majority of the voting power held by disinterested stockholders at a meeting called for that purpose no earlier than two years after the date the person first became an interested stockholder; or (c) if the consideration to be paid to all stockholders other than the interested stockholder is, generally, at least equal to the highest of: (i) the highest price per share paid by the interested stockholder within the three years immediately preceding the date of the announcement of the combination or in the transaction in which it became an interested stockholder, whichever is higher, plus compounded interest and less dividends paid, (ii) the market value per share of common shares on the date of announcement of the combination and the date the interested stockholder acquired the shares, whichever is higher, plus compounded interest and less dividends paid, or (iii) for holders of preferred stock, the highest liquidation value of the preferred stock, plus accrued dividends, if not included in the liquidation value. With respect to (i) and (ii) above, the interest is compounded at the rate for one-year United States Treasury obligations from time to time in effect.

The business combination provisions do not apply to a person after the expiration of four years after the person first became an interested stockholder.

Applicability of the Nevada business combination statute would discourage parties interested in taking control of our company if they cannot obtain the approval of our Board. These provisions could prohibit or delay a merger or other takeover or change in control attempt and, accordingly, may discourage attempts to acquire our company even though such a transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price.

Control Share Acquisitions

The “control share” provisions of Sections 78.378 to 78.3793, inclusive, of the NRS, apply to “issuing corporations” that are Nevada corporations with at 200 or more stockholders of record, at least 100 of whom have had addresses in Nevada appearing on the stock ledger of the corporation at all times during the 90 days immediately preceding the determination date, and that conduct business directly or indirectly in Nevada, unless the corporation has elected to not be subject to these provisions.

The control share statute prohibits an acquirer of shares of an issuing corporation, under certain circumstances, from voting its shares of a corporation’s stock after crossing certain ownership threshold percentages, unless the acquirer obtains approval of the target corporation’s disinterested stockholders. The statute specifies three thresholds: (a) one-fifth or more but less than one-third, (b) one-third but less than a majority, and (c) a majority or more, of the outstanding voting power. Generally, once a person acquires shares in excess of any of the thresholds, those shares and any additional shares acquired within 90 days thereof become “control shares” and such control shares are deprived of the right to vote until disinterested stockholders restore the right. These provisions also provide that if control shares are accorded full voting rights and the acquiring person has acquired a majority or more of all voting power, all other stockholders who do not vote in favor of authorizing voting rights to the control shares are entitled to demand payment for the fair value of their shares in accordance with statutory procedures established for dissenters’ rights.

A corporation may elect to not be governed by, or “opt out” of, the control shares provisions by making an election in its articles of incorporation or bylaws, provided that the opt-out election must be in place on the 10 day following the date an acquiring person has acquired a controlling interest, that is, crossing any of the three thresholds described above. We have not opted out of these provisions and will be subject to the control share provisions of the NRS if we meet the definition of an issuing corporation upon an acquiring person acquiring a controlling interest unless we later opt out of these provisions and the opt out is in effect on the 10 day following such occurrence.

The effect of the Nevada control share statute is that the acquiring person, and those acting in association with the acquiring person, will obtain only such voting rights in the control shares as are conferred by a resolution of the stockholders at an annual or special meeting. The Nevada control share law, if applicable, could have the effect of discouraging takeovers of our company.

Transfer Agent

The transfer agent for our common stock is Broadridge Corporate Issuer Solutions, Inc., 51 Mercedes Way, Edgewood, New York 11717.

Listing

Our shares of common stock are listed on The Nasdaq Capital Market under the symbol “AGFY.”

Pre-Funded Warrants to be Issued in this Offering

The following is a summary of the material terms and provisions of the Pre-Funded Warrants that are being offered hereby. This summary is subject to and qualified in its entirety by the form of Pre-Funded Warrants, which has been provided to the investors in this offering and which has been filed with the SEC as an exhibit to the registration statement of which this prospectus forms a part. Prospective investors should carefully review the terms and provisions of the form of Pre-Funded Warrant for a complete description of the terms and conditions of the Pre-Funded Warrants. All Pre-Funded Warrants will be issued in certificated form.

General Terms of the Pre-Funded Warrants

Each Pre-Funded Warrant offered hereby will have an initial exercise price per share equal to $0.001. The Pre-Funded Warrants will be immediately exercisable and may be exercised at any time until the Pre-Funded Warrants are exercised in full. The exercise price and number of shares of common stock issuable upon exercise is subject to appropriate adjustment in the event of stock dividends, stock splits, reorganizations or similar events affecting our common stock and the exercise price.

Exercisability

The Pre-Funded Warrants will be exercisable, at the option of each holder, in whole or in part, by delivering to us a duly executed exercise notice accompanied by payment in full for the number of shares of our common stock purchased upon such exercise (except in the case of a cashless exercise as discussed below). A holder (together with its affiliates) may not exercise any portion of the Pre-Funded Warrant to the extent that the holder would own more than 4.99% of the outstanding common stock immediately after exercise (the “Pre-Funded Warrant Beneficial Ownership Limitation”), except that upon at least 61 days’ prior notice from the holder to us, the holder may increase the amount of ownership of outstanding stock after exercising the holder’s Pre-Funded Warrants up to 9.99% of the number of shares of our common stock outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Pre-Funded Warrants. Purchasers of Pre-Funded Warrants in this offering may also elect prior to the issuance of the Pre-Funded Warrants to those purchasers to have the initial exercise limitation set at 9.99% of our outstanding common stock.

Cashless Exercise

If at the time of exercise there is no effective registration statement registering, or the prospectus contained therein is not available for issuance of the shares issuable upon exercise of the Pre-Funded Warrant, the holder may exercise the Pre-Funded Warrant on a cashless basis. When exercised on a cashless basis, a portion of the Pre-Funded Warrant is cancelled in payment of the purchase price payable in respect of the number of shares of our common stock purchasable upon such exercise.

Certain Adjustments

The exercise price and number of shares of common stock issuable upon exercise of the warrants may be proportionally adjusted upon the occurrence of specific events, including stock dividends, stock splits, combinations and certain recapitalizations of our common stock.

Rights Upon Distribution of Assets; Purchase Rights

If we distribute assets, including cash dividends, any securities (other than a stock dividend described under “— Certain Adjustments”) or other property, to our stockholders, holders of Pre-Funded Warrants shall be entitled to participate in such distribution to the same extent that such holder would have participated had the holder held the number of shares of common stock acquirable upon complete exercise of its warrant. If such distribution would cause such holder to exceed the Pre-Funded Warrant Beneficial Ownership Limitation, the holder will not be entitled to participate in the distribution to such extent that the Pre-Funded Warrant Beneficial Ownership Limitation would be exceeded and the distribution will be held in abeyance for the holder’s benefit until such time or times, if ever, as would not result in the holder exceeding the Pre-Funded Warrant Beneficial Ownership Limitation.

If we grant, issue or sell pro rata to our stockholders, any options, convertible securities or rights to purchase stock, warrants, securities or other property, the Pre-Funded Warrant holders will be entitled to acquire such purchase rights to the same extent such holder would have acquired had the holder held the number of shares of common stock acquirable upon complete exercise of its warrant. If such right to participate in any such purchase rights would cause such holder to exceed the Pre-Funded Warrant Beneficial Ownership Limitation, then the holder will not be entitled to participate in such purchase right to such extent that the Pre-Funded Warrant Beneficial Ownership Limitation would be exceeded such purchase right, to the extent necessary to prevent such occurrence, will be held in abeyance for the holder’s benefit until such time or times, if ever, as would not result in the holder exceeding the Pre-Funded Warrant Beneficial Ownership Limitation.

Transferability

Subject to applicable laws and restrictions, a holder may transfer a Pre-Funded Warrant upon surrender of the Pre-Funded Warrant to us with a duly executed assignment in the form attached to the Pre-Funded Warrant. The transferring holder will be responsible for any tax that liability that may arise as a result of the transfer.

No Listing

There is no established public trading market for the Pre-Funded Warrants and we do not expect a market to develop. In addition, we do not intend to apply for listing of the Pre-Funded Warrants on any securities exchange or trading system. Without an active market, the liquidity of the Pre-Funded Warrants will be limited.

Rights as a Stockholder

Except as otherwise provided in the Pre-Funded Warrant or by virtue of a holder’s ownership of shares of our common stock, the holders of the Pre-Funded Warrants do not have the rights or privileges of holders of our common stock, including any voting rights, until they exercise their Pre-Funded Warrants.

Fundamental Transactions

In the event we effect certain mergers, consolidations, sales of substantially all of our assets, tender or exchange offers, reclassifications or share exchanges in which our common stock is effectively converted into or exchanged for other securities, cash or property, we consummate a business combination in which another person acquires 50% of the outstanding shares of our common stock, or any person or group becomes the beneficial owner of 50% of the aggregate ordinary voting power represented by our issued and outstanding common stock, then, upon any subsequent exercise of the Pre-Funded Warrants, the holders of the Pre-Funded Warrants will have the right to receive any shares of the acquiring corporation or other consideration it would have been entitled to receive if it had been a holder of the number of shares of common stock then issuable upon exercise of the Pre-Funded Warrants.

Amendments and Waivers

The provisions of each Pre-Funded Warrant may be modified or amended or the provisions thereof waived with the written consent of us and the holder.

No Fractional Shares

No fractional shares or scrip representing fractional shares shall be issued upon the exercise of the Pre-Funded Warrants. As to any fraction of a share which the holder would otherwise be entitled to purchase upon such exercise, we shall or shall cause, at our option, the payment of a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the exercise price of the Pre-Funded Warrant per whole share or round such fractional share up to the nearest whole share.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of certain material U.S. federal income tax consequences of (i) the purchase, ownership and disposition of shares of our common stock issued pursuant to this offering, or the Shares and (ii) the purchase, ownership and disposition of the pre-funded warrants. The Shares and pre-funded warrants are referred to collectively herein as our securities. This summary does not purport to be a complete analysis of all potential tax consequences relating to the purchase, ownership, exercise, lapse and disposition of our securities. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable U.S. state or local or non-U.S. tax laws are not discussed, nor is the potential application of the alternative minimum tax, the Medicare contribution tax on net investment income, or the special tax accounting rules under Section 451(b) of the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based on the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service, or the IRS, in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a holder. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership, exercise, lapse and disposition (as applicable) of our securities.

This discussion is limited to holders that hold our securities as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a holder’s particular circumstances. In addition, it does not address consequences relevant to holders subject to special rules, including, without limitation:

•        holders that own or are deemed to own more than 5% of our capital stock;

•        certain former citizens or long-term residents of the United States;

•        persons for whom shares of our common stock or pre-funded warrants constitute “qualified small business stock” within the meaning of Section 1202 of the Code;

•        persons holding our securities as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•        persons deemed to sell our securities under the constructive sale provisions of the Code;

•        banks, insurance companies, and other financial institutions;

•        brokers, dealers or traders in securities or currencies;

•        “controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•        S corporations, partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•        tax-exempt organizations or governmental organizations;

•        tax-qualified retirement plans;

•        holders who hold or receive our securities pursuant to the exercise of employee stock options or otherwise as compensation; and

•        “qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by one or more qualified foreign pension funds.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our securities, the tax treatment of a partner in such partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding securities and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP, EXERCISE, LAPSE AND DISPOSITION OF OUR SECURITIES ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY U.S. STATE OR LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Treatment of Pre-Funded Warrants

Although it is not entirely free from doubt, a pre-funded warrant should be treated as a share of our common stock for U.S. federal income tax purposes and a holder of pre-funded warrants should generally be taxed in the same manner as a holder of such shares, as described below. Accordingly, no gain or loss should be recognized upon the exercise of a pre-funded warrant and, upon exercise, the holding period of a pre-funded warrant should carry over to the share received. Similarly, the tax basis of the pre-funded warrant should carry over to the share received upon exercise, increased by the exercise price of $0.001 per share. If a pre-funded warrant expires without being exercised, the holder should recognize a capital loss in an amount equal to such holder’s tax basis in the pre-funded warrant. This loss will be long-term capital loss if, at the time of the expiration, the holder’s holding period in the pre-funded warrant is more than one year. The deductibility of capital losses is subject to limitations.

Our characterization is not binding on the IRS, and the IRS may treat our pre-funded warrants as warrants to acquire shares of our common stock. In that case, the amount and character of your gain with respect to an investment in our pre-funded warrants could be materially different than the discussion set forth below. Accordingly, each holder should consult his, her or its tax advisor regarding the risks associated with the acquisition of pre-funded warrants pursuant to this offering (including potential alternative characterizations). The balance of this discussion generally assumes that a pre-funded warrant is treated as a share of our common stock for U.S. federal income tax purposes.

Tax Considerations Applicable to U.S. Holders

Definition of U.S. Holder

In general, a “U.S. holder” means a beneficial owner of our securities (other than a partnership or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is, for U.S. federal income tax purposes:

•        an individual who is a citizen or resident of the United States;

•        a corporation, or an entity treated as a corporation for U.S. federal income tax purposes, created or organized in the United States or under the laws of the United States or of any state thereof or the District of Columbia;

•        an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•        a trust if (a) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons have the authority to control all of the trust’s substantial decisions or (b) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

Distributions on the Shares

As described in the section titled “Dividend Policy,” we do not anticipate declaring any cash dividends to holders of common stock in the foreseeable future. However, if we do make distributions (including constructive distributions as described below) on our Shares, such distributions will constitute dividends to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, and will be includible in your income as ordinary income when received. However, with respect to dividends received by individuals, such dividends generally are taxed under current law at applicable long-term capital gains rates, provided certain holding period requirements are satisfied. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the U.S. holder’s investment, up to such U.S. holder’s adjusted tax basis in the Shares. Any remaining excess will be treated as capital gain from the sale or exchange of such Shares, as applicable, subject to the tax treatment described below in “— Sale or Other Taxable Disposition of Our Securities.”

Constructive Dividends on Pre-Funded Warrants

Under Section 305 of the Code, an adjustment to (or failure to adjust) the number of shares that will be issued on the exercise of the pre-funded warrants, or an adjustment to (or failure to adjust) the exercise price of the pre-funded warrants, may be treated as a constructive distribution to a U.S. holder of the pre-funded warrants if, and to the extent that, such adjustment (or failure to adjust) has the effect of increasing such U.S. holder’s proportionate interest in our assets or earnings and profits as determined under U.S. federal income tax principles, depending on the circumstances of such adjustment (for example, if such adjustment is to compensate for a distribution of cash or other property to our shareholders). U.S. holders should consult their tax advisors as to (i) whether a constructive dividend deemed paid to a non-corporate U.S. holder would be eligible for the preferential rates of U.S. federal income tax applicable in respect of certain dividends received, (ii) whether corporate holders would be entitled to claim the dividends received deduction with respect to any such constructive dividends, and (iii) the general treatment of constructive distributions under their particular circumstances. Because a constructive dividend deemed received by a U.S. holder would not give rise to any cash from which any applicable withholding could be satisfied, if backup withholding is paid on behalf of a U.S. holder (because such U.S. holder failed to establish an exemption from backup withholding), such backup withholding may be set off against payments on the pre-funded warrants or Shares, or offset against other assets of such U.S. holder. Generally, a U.S. holder’s adjusted tax basis in pre-funded warrant should be increased to the extent any such constructive distribution is treated as a dividend. U.S. holders should consult their tax advisors on the impact a constructive distribution may have on their holding period in the securities.

Sale or Other Taxable Disposition of Our Securities

Upon the sale, exchange or other taxable disposition of the Shares or pre-funded warrants, a U.S. holder will generally recognize capital gain or loss equal to the difference between the amount of cash and the fair market value of any property received upon the sale, exchange or other taxable disposition and such U.S. holder’s adjusted tax basis in such securities. This capital gain or loss will be long-term capital gain or loss if the U.S. holder’s holding period in such securities is more than one year at the time of the sale, exchange or other taxable disposition. Long-term capital gains recognized by certain non-corporate U.S. holders, including individuals, generally will be subject to reduced rates of U.S. federal income tax. The deductibility of capital losses is subject to limitations.

Backup Withholding and Information Reporting

A U.S. holder may be subject to information reporting and backup withholding when such holder receives payments on our securities (including constructive dividends) or receives proceeds from the sale or other taxable disposition of our securities. Certain U.S. holders are exempt from backup withholding, including C corporations and certain tax-exempt organizations. A U.S. holder will be subject to backup withholding if such holder is not otherwise exempt and such holder:

•        fails to furnish the holder’s taxpayer identification number, which for an individual is ordinarily his or her social security number;

•        furnishes an incorrect taxpayer identification number;

•        is notified by the IRS that the holder previously failed to properly report payments of interest or dividends; or

•        fails to certify under penalties of perjury that the holder has furnished a correct taxpayer identification number and that the IRS has not notified the holder that the holder is subject to backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS. U.S. holders should consult their tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption.

Tax Considerations Applicable to Non-U.S. Holders

Definition of Non-U.S. Holder

For purposes of this discussion, a “non-U.S. holder” is a beneficial owner of our securities that is neither a U.S. holder (nor a partnership or an entity or arrangement treated as a partnership) for U.S. federal income tax purposes.

Distributions and Constructive Distributions

As described in the section titled “Dividend Policy,” we do not anticipate declaring any cash dividends to holders of Common Stock in the foreseeable future. However, if we do make distributions of cash or property on the Shares, or if any deemed dividends result from certain adjustments, or failure to make adjustments, to the conversion rate or exercise price of the pre-funded warrants, as described above under “Tax Considerations Applicable to U.S. Holders — Constructive Dividends on Pre-Funded Warrants,” such actual or deemed distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a non-U.S. holder’s adjusted tax basis in its Shares or pre-funded warrants, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “— Sale or Other Taxable Disposition of Our Securities.”

Subject to the discussion below on effectively connected income, backup withholding and FATCA, dividends paid or deemed paid to a non-U.S. holder will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the actual or deemed dividends (or such lower rate specified by an applicable income tax treaty, provided the non-U.S. holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). Because a constructive dividend deemed received by a non-U.S. holder would not give rise to any cash from which any applicable withholding tax could be satisfied, if withholding taxes are paid on behalf of a non-U.S. holder, those withholding taxes may be set off against payments of cash on the Shares or pre-funded warrants or sales proceeds received by or other funds or assets of such non-U.S. holder. A non-U.S. holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate of U.S. federal withholding tax, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaties.

If dividends paid or deemed paid to a non-U.S. holder are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the non-U.S. holder maintains a permanent establishment in the United States to which such dividends are attributable), the non-U.S. holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the non-U.S. holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States. Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular rates. A non-U.S. holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items.

Non-U.S. holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

Sale or Other Taxable Disposition of Our Securities

Subject to the discussions below regarding backup withholding and FATCA, a non-U.S. holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our securities unless:

•        the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the non-U.S. holder maintains a permanent establishment in the United States to which such gain is attributable);

•        the non-U.S. holder is a nonresident alien individual present in the United States for a period or periods aggregating 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•        we are, or have been, at any time during the five-year period preceding such disposition (or the non-U.S. holder’s holding period, if shorter) a “U.S. real property holding corporation”, or USRPHC, for U.S. federal income tax purposes.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular rates applicable to United States persons (as defined in the Code). A non-U.S. holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by certain U.S. source capital losses of the non-U.S. holder (even though the individual is not considered a resident of the United States), provided the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our worldwide real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or that we will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition of the shares or common stock by a non-U.S. holder will not be subject to U.S. federal income tax if our common stock is (and assuming that our pre-funded warrants are not) “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such non-U.S. holder owned, actually and constructively, 5% or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the non-U.S. holder’s holding period. It is unclear how a non-U.S. holder’s ownership of pre-funded warrants impacts the determination of the 5% threshold with respect to such non-U.S. holder’s actual or constructive ownership of our common stock. There can be no assurance that our common stock will be or continue to be regularly traded on an established securities market. Our pre-funded warrants are not expected to be regularly traded on an established securities market. Dispositions by a non-U.S. holder of pre-funded warrants also may not be subject to U.S. federal income tax, even if we are treated as a U.S. real property holding corporation, if on the date such pre-funded warrants were acquired by such non-U.S. holder, such holdings had a fair market value no greater than the fair market value on that date of 5% of our common stock (if it is regularly traded on an established securities market), provided that, if such non-U.S. holder subsequently acquires additional pre-funded warrants, then such interests would be aggregated and valued as of the date of the subsequent acquisition to apply this 5% limitation.

Non-U.S. holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Payments of distributions on our securities (and constructive distributions deemed paid) will not be subject to backup withholding, provided the non-U.S. holder certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any distributions paid or deemed paid to the non-U.S. holder, regardless of whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our securities within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting if the applicable withholding agent receives the certification described above or the non-U.S. holder otherwise establishes an exemption. Proceeds of a disposition of our common stock or pre-funded warrants conducted through a non-U.S. office of a non-U.S. broker that does not have certain enumerated relationships with the United States generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the non-U.S. holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act, or FATCA) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on actual or deemed dividends on, or (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, our securities paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of actual or deemed dividends on our securities. Proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds from the sale or other disposition of our securities. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our securities.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP, EXERCISE, LAPSE AND DISPOSITION OF OUR SECURITIES, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

PLAN OF DISTRIBUTION

Pursuant to a placement agency agreement, we have engaged Alexander Capital, L.P. (the “Placement Agent”) to act as our exclusive placement agent to solicit offers to purchase the securities offered by this prospectus on a reasonable best-efforts basis. The Placement Agent is not purchasing or selling any securities, nor is it required to arrange for the purchase and sale of any specific number or dollar amount of securities, other than to use its “reasonable best efforts” to arrange for the sale of the securities by us. Therefore, we may not sell the entire amount of securities being offered, or any at all. The Placement Agent may engage one or more subagents or selected dealers in connection with this offering.

We will enter into subscription agreements directly with investors who purchase our securities in this offering. The Placement Agent may engage one or more subagents or selected dealers in connection with this offering.

We will deliver the securities being issued to the investors upon receipt of investor funds for the purchase of the securities offered pursuant to this prospectus. We will deliver the securities being offered pursuant to this prospectus upon closing.

We will pay the Placement Agent a cash transaction fee equal to 7.0% of the aggregate gross proceeds to us from the sale of the securities in the offering. In addition, we will reimburse the Placement Agent for a certain amount of its accountable expenses including actual accountable road show expenses for the offering; the cost associated with the Placement Agent’s use of book-building and compliance software for the Offering, reasonable and documented fees and disbursements of the Placement Agent’s counsel up to an amount of $75,000 (which maximum shall apply solely to such fees and disbursements of counsel and not to other fees and expenses provided for in this paragraph); background checks of our officers and directors; preparation of bound volumes and Lucite cube mementos in such quantities as the Placement Agent may reasonably request; provided that these actual accountable expenses of the placement agent shall not exceed $100,000, including the fees and disbursements of the Placement Agent’s counsel. Prior to the signing of the placement agency agreement, we did not pay the Placement Agent any advance to be credited against the up to $100,000 accountable expenses actually incurred by the Placement Agent in connection with the Offering.

We will, at the closing, grant to Alexander Capital, L.P (or such other recipient as designated by the Placement Agent) securities purchase warrants for 67,237 shares of common stock (the “Placement Agent Warrants”) (equal to one percent (1.0%) of the total number of securities being issued in this offering). The Placement Agent Warrants will be non-exercisable for one hundred eighty (180) days beginning on the date of commencement of sales of the securities being offering in this offering. Following this one hundred eighty (180) day period, the Placement Agent Warrants will be exercisable until the fifth (5th) year anniversary of commencement of sales of the securities being offered in this offering. The Placement Agent Warrants will be exercisable at a price per share equal to 100% of the price of the securities paid by the purchasers in connection with this offering. The Placement Agent Warrants will not be redeemable. The Placement Agent Warrants (and the underlying securities) may not be sold, transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the Placement Agent Warrants (or the underlying securities) for a period of one hundred eighty (180) days beginning on the date of commencement of sales of the securities being offered in this offering. The Placement Agent Warrants, however, may be assigned, in whole or in part, to any successor, officer or member of the Placement Agent (or to officers or partners of any such successor or member) pursuant to FINRA Rule 5110(e)(2). There are no registration rights associated with the Placement Agent Warrants. The Placement Agent Warrants may be exercised in whole or in part, shall provide for “cashless” exercise, and shall provide for customary anti-dilution and price protection.

The following table shows the combined public offering price, placement agent fees and proceeds before expenses to us. Because there is no minimum offering amount required as a condition to closing in this offering, the actual total placement agent fees, if any, are not presently determinable and may be substantially less than the maximum amount set forth below.

	Per Share	Per Pre-Funded Warrant	Maximum Total Amount
Public offering price	$0.38	$0.379	$2,551,036.24
Placement agent fee (7%)	$0.0266	$0.02653	$178,572.54
Proceeds, before expenses, to Agrify Corporation	$0.3534	$0.35247	$2,372,463.70

We estimate that the total expenses of the offering payable by us, excluding the placement agent fees and the reimbursement of the placement agent’s accountable expenses, will be approximately $110,000.

Lock-up Agreements

We have agreed with the Placement Agent that we will not, without the prior consent of the Placement Agent, and subject to certain exceptions, directly or indirectly sell, offer, contract or grant any option to sell, pledge, transfer, or otherwise dispose of or enter into any transaction which may result in the disposition of any common stock or securities convertible into, exchangeable or exercisable for any common stock for a period of 180 days after the closing of this offering.

Indemnification

We have agreed to indemnify the Placement Agent against certain liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the agreement, or to contribute to payments that the Placement Agent may be required to make in respect of those liabilities.

Determination of Offering Price

The public offering price of the shares and pre-funded warrants we are offering was negotiated between us, the Placement Agent and the investors in the offering based on the trading price of our shares prior to the offering, among other things, including a discount to the trading price. Other factors considered in determining the public offering price of the shares and pre-funded warrants we are offering include our history and prospects, the stage of development of our business, our business plans for the future and the extent to which they have been implemented, an assessment of our management, the general conditions of the securities markets at the time of the offering and such other factors as were deemed relevant.

Listing

Our common stock is quoted on the Nasdaq Capital Market under the symbol “AGFY.”

Regulation M

The Placement Agent may be deemed to be an underwriter within the meaning of Section 2(a)(11) of the Securities Act, and any commissions received by it and any profit realized on the resale of the securities sold by it while acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. As an underwriter, the Placement Agent would be required to comply with the requirements of the Securities Act and the Exchange Act, including, without limitation, Rule 10b-5 and Regulation M under the Exchange Act. These rules and regulations may limit the timing of purchases and sales of our securities by the Placement Agent acting as principal. Under these rules and regulations, the Placement Agent (i) may not engage in any stabilization activity in connection with our securities and (ii) may not bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities, other than as permitted under the Exchange Act, until it has completed its participation in the distribution.

Electronic Distribution

A prospectus in electronic format may be made available on websites or through other online services maintained by the Placement Agent of this offering, or by its affiliates. Other than the prospectus in electronic format, the information on the Placement Agent’s website and any information contained in any other website maintained by the Placement Agent is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the Placement Agent in its capacity as Placement Agent, and should not be relied upon by investors.

Certain Relationships

The Placement Agent and its affiliates may in the future provide, from time to time, investment banking and financial advisory services to us in the ordinary course of business, for which they may receive customary fees and commissions.

Selling Restrictions

Other than in the United States, no action has been taken by us or the Placement Agent that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The shares offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

LEGAL MATTERS

Certain legal matters with respect to the validity of the securities offered by this prospectus will be passed upon for us by Sherman & Howard L.L.C., Las Vegas, Nevada and Burns & Levinson LLP, Boston, Massachusetts. Lucosky Brookman LLP, Woodbridge, New Jersey, is acting as counsel to the placement agent in connection with this offering.

EXPERTS

The financial statements of Agrify Corporation and Subsidiaries as of December 31, 2022 and 2021, for the two years ended December 31, 2022, included in this prospectus, have been audited by Marcum LLP, independent registered public accounting firm, as set forth in their report thereon (which contains an explanatory paragraph relating to substantial doubt about the ability of Agrify Corporation and Subsidiaries to continue as a going concern as described in Note 1 to the financial statements) included in this prospectus, and are included in reliance on the report of such firm given upon their authority as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the securities being offered by this prospectus. This prospectus does not contain all of the information in the registration statement and its exhibits. For further information with respect to us and the securities offered by this prospectus, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

We are subject to the information requirements of the Exchange Act and, in accordance therewith, file annual, quarterly and special reports, proxy statements and other information with the SEC. These documents may be accessed through the SEC’s electronic data gathering, analysis and retrieval system, or EDGAR, via electronic means, including the SEC’s home page on the Internet (www.sec.gov).

We post on our public website (www.agrify.com) our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Our website and the information contained on that site, or connected to that site, are not incorporated into and are not a part of this prospectus.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Agrify Corporation and Subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Agrify Corporation and Subsidiaries (the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of operations, stockholders’ deficit (equity) and cash flows for each of the two years in the period ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph — Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1, the Company has a significant working capital deficiency, has incurred significant losses and needs to raise additional funds to meet its obligations and sustain its operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Marcum llp

Marcum llp

We have served as the Company’s auditor since 2019.

Melville, NY
November 27, 2023

AGRIFY CORPORATION AND SUBSIDIARIES
Consolidated Balance Sheets
(In thousands, except share and per share data)

	As of December 31,
	2022	2021
Assets
Current assets:
Cash and cash equivalents	$10,457	$12,014
Restricted cash	10,000	—
Marketable securities	460	44,550
Accounts receivable, net of allowance for doubtful accounts of $4,605 and $1,415 at December 31, 2022 and 2021, respectively	1,070	7,222
Inventory, net of reserves of $32,422 and $942 at December 31, 2022 and 2021, respectively	21,396	20,498
Prepaid expenses and other current assets	1,510	2,452
Total current assets	44,893	86,736
Loans receivable, net of allowance for doubtful accounts of $33,050 and $0 at December 31, 2022 and 2021, respectively	12,214	22,255
Property and equipment, net	10,044	6,232
Operating lease right-of-use assets	2,210	1,479
Goodwill	—	50,090
Intangible assets, net	—	14,072
Other non-current assets	326	1,184
Total assets	$69,687	$182,048
Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$20,543	$9,151
Accrued expenses and other current liabilities	16,380	28,764
Operating lease liabilities, current	734	814
Long-term debt, current	28,833	1,089
Deferred revenue	4,112	3,772
Total current liabilities	70,602	43,590
Warrant liabilities	5,985	—
Operating lease liabilities, net of current	1,587	704
Long-term debt, net of current	407	12
Other non-current liabilities	147	318
Total liabilities	78,728	44,624
Commitments and contingencies (Note 17)
Stockholders’ (deficit) equity:
Common Stock, $0.001 par value per share, 5,000,000 and 2,500,000 shares authorized at December 31, 2022 and 2021, respectively, 1,038,298 and 111,035 shares issued and outstanding at December 31, 2022 and 2021, respectively(1)	1	—
Preferred Stock, $0.001 par value per share, 2,895,000 shares authorized, no shares issued or outstanding	—	—
Preferred A Stock, $0.001 par value per share, 105,000 shares authorized, no shares issued or outstanding	—	—
Additional paid-in capital	237,875	196,034
Accumulated deficit	(247,148)	(58,975)
Total stockholders’ (deficit) equity attributable to Agrify	(9,272)	137,059
Non-controlling interests	231	365
Total liabilities and stockholders’ equity	$69,687	$182,048

____________

(1)      Periods presented have been adjusted to reflect the 1-for-10 reverse stock split on October 18, 2022, and the 1-for-20 reverse stock split on July 5, 2023. Additional information regarding the reverse stock splits may be found in Note 1 — Overview, Basis of Presentation, and Significant Accounting Policies, included elsewhere in the notes to the consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

AGRIFY CORPORATION AND SUBSIDIARIES
Consolidated Statements of Operations
(In thousands, except share and per share data)

	Year Ended December 31,
	2022	2021
Revenue (including $2,417 and $31,439 from related parties, respectively)	$58,259	$59,859
Cost of goods sold	90,054	54,625
Gross (loss) profit	(31,795)	5,234

General and administrative	73,354	30,807
Selling and marketing	9,338	4,163
Research and development	8,179	3,925
Change in contingent consideration	(2,156)	1,412
Impairment of property and equipment	2,912	—
Impairment of goodwill and intangible assets	69,904	—
Total operating expenses	161,531	40,307
Loss from operations	(193,326)	(35,073)
Interest (expense) income, net	(8,750)	74
Other expense, net	1,316	(31)
Change in fair value of warrant liabilities	51,461	—
Gain on forgiveness of PPP loan	—	45
(Loss) gain on extinguishment of notes payable	(38,985)	2,685
Other income, net	5,042	2,773
Net loss before income taxes	(188,284)	(32,300)
Income tax expense	(23)	(25)
Net loss	(188,307)	(32,325)
(Income) loss attributable to non-controlling interests	134	(140)
Net loss attributable to Agrify Corporation	$(188,173)	$(32,465)
Net loss per share attributable to Common Stockholders – basic and diluted(1)	$(902.19)	$(340.75)
Weighted-average common shares outstanding – basic and diluted(1)	208,573	95,455

____________

(1)      Periods presented have been adjusted to reflect the 1-for-10 reverse stock split on October 18, 2022, and the 1-for-20 reverse stock split on July 5, 2023. Additional information regarding the reverse stock splits may be found in Note 1 — Overview, Basis of Presentation, and Significant Accounting Policies, included elsewhere in the notes to the consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

AGRIFY CORPORATION AND SUBSIDIARIES
Consolidated Statements of Stockholders’ (Deficit) Equity
(In thousands, except share data)

	Common Stock		Preferred A Stock		Additional Paid-In- Capital	Accumulated Deficit	Total Stockholders’ (Deficit) Equity attributable to Agrify	Non- Controlling Interests	Total Stockholders’ (Deficit) Equity
	Shares	Amount	Shares	Amount
Balance at January 1, 2021	21,058	$—	100,000	$—	$19,831	$(26,510)	$(6,679)	$225	$(6,454)
Stock-based compensation	—	—	—	—	5,552	—	5,552	—	5,552
Beneficial conversion feature associated with amended Convertible Promissory Notes	—	—	—	—	3,869	—	3,869	—	3,869
Conversion of Convertible Notes	8,485	—	—	—	13,100	—	13,100	—	13,100
Issuance of Common Stock – Initial Public Offering (“IPO”), net of fees	31,050	—	—	—	56,961	—	56,961	—	56,961
Issuance of Common Stock – Secondary public offering, net of fees	31,945	—	—	—	79,839	—	79,839	—	79,839
Issuance of Common Stock in connection with acquisition	40	—	—	—	176	—	176	—	176
Conversion of Preferred A Stock	6,865	—	(100,000)	—	—	—	—	—	—
Acquisition of Precision and Cascade	3,332	—	—	—	12,355	—	12,355	—	12,355
Acquisition of PurePressure	1,202	—	—	—	2,211	—	2,211	—	2,211
Exercise of options	3,288	—	—	—	2,132	—	2,132	—	2,132
Exercise of warrants	3,770	—	—	—	8	—	8	—	8
Net loss	—	—	—	—	—	(32,465)	(32,465)	140	(32,325)
Balance at December 31, 2021	111,035	$—	—	$—	$196,034	$(58,975)	$137,059	$365	$137,424

AGRIFY CORPORATION AND SUBSIDIARIES
Consolidated Statements of Stockholders’ (Deficit) Equity — (Continued)
(In thousands, except share data)

	Common Stock		Preferred A Stock		Additional Paid-In- Capital	Accumulated Deficit	Total Stockholders’ (Deficit) Equity attributable to Agrify	Non- Controlling Interests	Total Stockholders’ (Deficit) Equity
	Shares	Amount	Shares	Amount
Balance at January 1, 2022	111,035	$—	—	$—	$196,034	$(58,975)	$137,059	$365	$137,424
Stock-based compensation	—	—	—	—	4,319	—	4,319	—	4,319
Issuance of Common Stock, warrants, and prefunded warrants in private placement	20,105	—	—	—	14,824	—	14,824	—	14,824
Confidentially marketed public offering	594,232	1	—	—	3,269	—	3,270	—	3,270
Issuance of Common Stock through an “at the market” offering, net of fees	306,628	—	—	—	15,042	—	15,042	—	15,042
Common Stock issued for contingent liabilities	435	—	—	—	2,220	—	2,220	—	2,220
Acquisition of Lab Society	2,128	—	—	—	1,904	—	1,904	—	1,904
Exercise of options	43	—	—	—	20	—	20	—	20
Exercise of warrants	2,443	—	—	—	243	—	243	—	243
Vesting of restricted stock units	1,249	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	(188,173)	(188,173)	(134)	(188,307)
Balance at December 31, 2022	1,038,298	$1	—	$—	$237,875	$(247,148)	$(9,272)	$231	$(9,041)

The accompanying notes are an integral part of these consolidated financial statements.

AGRIFY CORPORATION AND SUBSIDIARIES
Consolidated Statements of Cash Flows
(In thousands)

	Year Ended December 31,
	2022	2021
Cash flows from operating activities
Net loss attributable to Agrify Corporation	$(188,173)	$(32,465)
Adjustments to reconcile net loss attributable to Agrify Corporation to net cash used in operating activities:
Depreciation and amortization	3,047	1,310
Impairment on goodwill and intangible assets	69,904	—
Loss (gain) on extinguishment of notes payable	38,985	(2,685)
Change in fair value of warrant liabilities	(51,461)	—
Amortization of premium on marketable securities	—	951
Interest on marketable securities	(232)	(1,035)
Provision for doubtful accounts	36,694	1,187
Provision for inventory obsolescence	31,480	942
Amortization of debt discount	4,459	(42)
Amortization of issuance costs	420	—
Income tax	23	25
Compensation in connection with the issuance of stock options and restricted stock units	4,319	5,552
Issuance of common shares in connection with acquisition	—	176
Loss (income) from disposal of fixed assets	33	(5)
Impairment of property and equipment	2,912	—
Gain on forgiveness of PPP Loan	—	(45)
(Income) loss attributed to non-controlling interest	(134)	140
Change in fair value of contingent consideration	(2,156)	1,412
Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable	1,540	(3,391)
Inventory	(30,248)	(6,568)
Prepaid expenses and other current assets	3,222	(1,745)
Right-of-use assets, net	(731)	29
Other non-current assets	1,138	—
Accounts payable	11,236	1,127
Accrued expenses and other current liabilities	(8,555)	8,284
Other non-current liabilities	882	—
Deferred revenue	(625)	(3,303)
Net cash used in operating activities	(72,021)	(30,149)

Cash flows from investing activities
Purchases of property and equipment	(8,134)	(2,220)
Purchases of intangibles assets	—	(104)
Purchase of marketable securities	(294,687)	(62,209)
Proceeds from the sale of marketable securities	329,009	17,743
Proceeds from the sale of fixed assets	—	101
Issuance of loans receivable, net	(23,009)	(22,143)
Payments on contingent liabilities	(3,330)	—
Cash received from escrow account related to Sinclair acquisition	1,351	—
Cash paid for business combination, net of cash acquired	(3,517)	(35,908)
Net cash used in investing activities	(2,317)	(104,740)

AGRIFY CORPORATION AND SUBSIDIARIES
Consolidated Statements of Cash Flows — (Continued)
(In thousands)

	Year Ended December 31,
	2022	2021
Cash flows from financing activities
Proceeds from issuance of debt and warrants in Security Purchase Agreement	61,817	—
Proceeds from Common Stock and warrants in private placement	25,796	—
Proceeds from Common Stock through an “at the market” offering, net of fees	15,042	—
Proceeds from IPO, net of fees	—	56,961
Proceeds from Secondary public offering, net of fees	—	79,839
Proceeds from exercise of options	20	2,132
Proceeds from exercise of warrants	—	8
Proceeds from confidentially marketed public offering	8,193	—
Repayment of debt in private placement	(35,497)	—
Repayment of notes payable, other	(187)	—
Payments on insurance financing loans	(1,928)	—
Payments of other financing loans	(254)	—
Payments of financing leases	(221)	(148)
Net cash provided by financing activities	72,781	138,792
Net (decrease) increase in cash and cash equivalents	(1,557)	3,903
Cash and cash equivalents at the beginning of period	12,014	8,111
Cash and cash equivalents at the end of period	$10,457	$12,014
Cash, cash equivalents, and restricted cash at end of period
Cash and cash equivalents	$10,457	$12,014
Restricted cash	10,000	—
Total cash, cash equivalents, and restricted cash at the end of period	$20,457	$12,014
Supplemental disclosures
Cash paid for interest	$4,969	$30
Cash paid for taxes	$—	$—
Supplemental disclosures of non-cash information
Equipment sold for loan receivable to customer	$—	$289
Initial fair value of warrants	$55,627	$—
Financing of prepaid insurance	$1,928	$—

The accompanying notes are an integral part of these consolidated financial statements.

AGRIFY CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Note 1 — Overview, Basis of Presentation, and Significant Accounting Policies

Description of Business

Agrify Corporation (“Agrify” or the “Company”) is a leading provider of innovative cultivation and extraction solutions for the cannabis industry, bringing data, science, and technology to the forefront of the market. The Company’s proprietary micro-environment-controlled Agrify Vertical Farming Units (or “VFUs”) enable cultivators to produce the highest quality products with what we believe to be unmatched consistency, yield, and return investment at scale. The Company’s comprehensive extraction product line, which includes hydrocarbon, alcohol, solventless, post-processing, and lab equipment, empowers producers to maximize the quantity and quality of extract required for premium concentrates.

The Company believes it is the only company with an automated and fully integrated grow solution in the industry. The Company’s cultivation and extraction solutions seamlessly combines its integrated hardware and software offerings with a broad range of associated services including consulting, engineering, and construction and is designed to deliver the most complete commercial indoor farming solution available from a single provider. The totality of its product offerings and service capabilities forms an unrivaled ecosystem in what has historically been a highly fragmented market. As a result, the Company believes it is well-positioned to capture market share and create a dominant market position in the indoor cannabis sector.

The Company was formed in the State of Nevada on June 6, 2016 as Agrinamics, Inc., and subsequently changed its name to Agrify Corporation. The Company is sometimes referred to herein by the words “we,” “us,” “our,” and similar terminology.

The Company has nine wholly-owned subsidiaries, which are collectively referred to as the “Subsidiaries” and the Company also has ownership interests in certain companies. (Please refer to Exhibit 21.1 for further details.)

Reverse Stock Splits

On October 18, 2022, the Company effected a 1-for-10 reverse stock split of its Common Stock. All share and per share information has been retroactively adjusted to give effect to the reverse stock split for all periods presented unless otherwise indicated.

On July 5, 2023, the Company effected a 1-for-20 reverse stock split of its Common Stock. All share and per share information has been retroactively adjusted to give effect to the reverse stock split for all periods presented unless otherwise indicated.

No fractional shares of Common Stock were issued as a result of these reverse stock splits. Any fractional shares in connection with these reverse stock splits were rounded up to the nearest whole share and no stockholders received cash in lieu of fractional shares. The reverse stock splits had no impact on the number of shares of Common Stock that the Company is authorized to issue pursuant to its articles of incorporation or on the par value per share of the Common Stock. Proportional adjustments were made to the number of shares of Common Stock issuable upon exercise or conversion of the Company’s outstanding stock options and warrants, the exercise price or conversion price (as applicable) of the Company’s outstanding stock options and warrants, and the number of shares reserved for issuance under the Company’s equity incentive plan. All share and per share information included in this Annual Report on Form 10-K has been retroactively adjusted to reflect the impact of these reverse stock splits.

Initial Public Offering and Secondary Public Offering

On February 1, 2021, the Company closed its initial public offering, or (“IPO”), of 31,050 shares of its Common Stock (inclusive of 4,050 shares of Common Stock from the full exercise of the over-allotment option of shares granted to the underwriters). The offer and sale of all of the shares in the IPO were registered under the Securities Act of 1933, as amended, pursuant to a registration statement on Form S-1 (File Nos. 333-251616 and 333-252490), which was declared effective by the Securities Exchange Commission (“SEC”) on January 27, 2021. In the IPO, Maxim Group LLC and Roth Capital Partners acted as the underwriters. The IPO price for shares of Common Stock was $2,000.00 per share. The total gross proceeds from the IPO were $62.1 million.

AGRIFY CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Note 1 — Overview, Basis of Presentation, and Significant Accounting Policies (cont.)

After deducting underwriting discounts and commissions of $4 million and offering expenses paid by the Company of approximately $1 million, the net proceeds from the IPO were approximately $57 million. The Company used the net proceeds from the IPO for its working capital needs, to support revenue growth, increase inventory to meet customer demand forecasts, and support operational growth.

On February 19, 2021, the Company consummated a secondary public offering (the “February Offering”) of 27,778 shares of its Common Stock for a price of $2,700.00 per share, less certain underwriting discounts, and commissions. On March 22, 2021, the Company closed on the sale of an additional 4,167 shares of Common Stock on the same terms and conditions pursuant to the exercise of the underwriters’ over-allotment option. The exercise of the over-allotment option brought the total number of shares of Common Stock sold by the Company in connection with the February Offering to 31,945 shares and the total net proceeds received in connection with the February Offering to approximately $80 million, after deducting underwriting discounts and offering expenses. The Company used the net proceeds from the IPO for its working capital needs, to support revenue growth, increase inventory, meet customer demand forecasts, and support operational growth.

Confidentially Marketed Public Offering

On December 16, 2022, the Company entered into an underwriting agreement (the “Underwriting Agreement”) with Canaccord Genuity LLC as the underwriter, pursuant to which the Company agreed to issue and sell an aggregate of 594,232 shares of its Common Stock, and, in lieu of Common Stock to certain investors that so chose, pre-funded warrants (the “Pre-Funded 2022 Warrants”) to purchase 75,000 shares of our Common Stock, and accompanying warrants (the “December 2022 Warrants”) to purchase 1,338,462 shares of the Company’s Common Stock (the “Offering”). The shares of Common Stock (or Pre-Funded 2022 Warrants) and the accompanying December 2022 Warrants will be issued separately but can only be purchased together in this Offering. Additional information regarding the Company’s December 2022 Warrants may be found in Note 4 — Fair Value Measures and Note 12 — Stockholders’ Equity, included elsewhere in the notes to the consolidated financial statements.

The aggregate gross proceeds to the Company from the Offering were approximately $8.7 million including offering costs of approximately $0.5 million for broker fees and legal expenses, for net proceeds of $8.2 million. The Company has used the net proceeds from the Offering, together with its existing cash resources, for working capital and general corporate purposes, which may include capital expenditures and repayment of debt.

Nasdaq Deficiency Notice

On October 4, 2022, the Company received a deficiency letter from the Listing Qualifications Department (the “Staff”) of The Nasdaq Stock Market, LLC (“Nasdaq”) notifying the Company that, for the last 30 consecutive business days, the bid price for the Company’s Common Stock had closed below $1.00 per share, which is the minimum closing price required to maintain a continued listing on The Nasdaq Capital Market under Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Requirement”). In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company had 180 calendar days to regain compliance with the Minimum Bid Requirement. To regain compliance with the Minimum Bid Requirement, the closing bid price of the Company’s Common Stock must be at least $1.00 per share for a minimum of 10 consecutive trading days during this 180-day compliance period, unless the Staff exercised its discretion to extend the minimum trading day period pursuant to Nasdaq Listing Rule 5810(c)(3)(G). On October 28, 2022, the Staff notified the Company that the closing bid price for its Common Stock was more than $1.00 for 10 consecutive trading days, and that the Company therefore regained compliance with the Minimum Bid Requirement.

On January 19, 2023, the Company received a new deficiency letter from the Staff of Nasdaq notifying the Company that, for the previous 30 consecutive business days, the bid price for its Common Stock had closed below $1.00 per share, which is the minimum closing price required to maintain a continued listing on The Nasdaq Capital Market under the Minimum Bid Requirement. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company had 180 calendar days to regain compliance with the Minimum Bid Requirement. To regain compliance with the Minimum Bid Requirement, the closing bid price of the Company’s Common Stock must be at least $1.00 per share

AGRIFY CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Note 1 — Overview, Basis of Presentation, and Significant Accounting Policies (cont.)

for a minimum of 10 consecutive trading days during this 180-day compliance period, unless the Staff exercises its discretion to extend the minimum trading day period pursuant to Nasdaq Listing Rule 5810(c)(3)(G). On July 19, 2023, the Company received a notice from Nasdaq confirming its recompliance with the minimum bid price rule.

As disclosed in the Current Report on Form 8-K filed on April 17, 2023, the Company’s audit committee concluded that, as a result of inadvertent errors in the accounting for warrants previously issued by the Company, it was appropriate to restate the Company’s previously issued unaudited condensed consolidated interim financial statements as of and for the quarterly periods ended March 31, 2022, June 30, 2022 and September 30, 2022 included in the Company’s Quarterly Reports on Form 10-Q for such periods in amended quarterly reports for the affected periods. As a result of such restatements, the Company was unable to timely file the 2022 Form 10-K, the First Quarter 2023 Form 10-Q and the Second Quarter 2023 Form 10-Q without unreasonable effort or expense.

On April 18, 2023, the Company received a notice from Nasdaq (the “April Nasdaq Notice”) that it was noncompliant with Nasdaq Listing Rule 5250(c)(1) as a result of its failure to file its Annual Report on Form 10-K (the “Form 10-K”) with the SEC by the required due date.

On May 17, 2023, the Company received a second notice from Nasdaq (the “May Nasdaq Notice”) that it remained noncompliant with Nasdaq Listing Rule 5250(c)(1) as a result of its failure to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2023 (the “First Quarter Form 10-Q”) with the SEC by the required due date.

On August 16, 2023, the Company received a third notice from Nasdaq that it remain noncompliant with Nasdaq Listing Rule 5250(c)(1) as a result of its failure to file its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2023 (the “Second Quarter Form 10-Q”) with the SEC by the required filing date (the “August Nasdaq Notice” and, together with the April Nasdaq Notice and the May Nasdaq Notice, the “Nasdaq Notices”).

The Nasdaq granted the Company an exception until October 16, 2023, to file its 2022 Form 10-K and First and Second Quarter 2023 Forms 10-Q. The Nasdaq Notice had no immediate effect on the listing of the Company’s common stock on The Nasdaq Stock Market LLC.

On October 17, 2023, the Company received a Staff Delisting Determination (the “Staff Determination”) from the Listing Qualifications Department of Nasdaq notifying the Company that it was not in compliance with Nasdaq’s continued listing requirements under the Listing Rule as a result of its failure to file the First Quarter Form 10-Q, the Second Quarter Form 10-Q and the Form 10-K (collectively, the “Delinquent Reports”) in a timely manner.

The Company timely requested a hearing before the Nasdaq Hearings Panel (the “Panel”), and the Panel scheduled a hearing for January 11, 2024. In connection with the hearing request, the Company requested that the stay be extended through the hearing and the expiration of any additional extension period granted by the Panel following the hearing. In that regard, pursuant to the Nasdaq Listing Rules, the Panel granted the additional extension period. However, there can be no assurance that the Company will be able to regain compliance by the end of any additional extension period.

The Paycheck Protection Program

In May 2020, the Company received an unsecured Paycheck Protection Program Loan (“PPP Loan”) from the Bank of America pursuant to the Paycheck Protection Program (the “PPP”) under the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”), administered by the U.S. Small Business Administration (the “SBA”). The Company received total loan proceeds of approximately $779 thousand from the PPP Loan. On February 18, 2022, the Company applied for forgiveness of the outstanding balance of the PPP Loan and the application was denied by the SBA on March 18,2022. However, on June 23, 2022, the Company received a letter from Bank of America agreeing to extend the maturity date to May 7, 2025 and the loan will bear interest at a rate of 1.00% per year. The PPP loan is payable in 34 equal combined monthly principal and interest payments of approximately $24 thousand that commenced on August 7, 2022.

AGRIFY CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Note 1 — Overview, Basis of Presentation, and Significant Accounting Policies (cont.)

In July 2020, the Company received a separate PPP loan in the amount of $45,000. In September 2021, this loan was 100% forgiven by the SBA. The forgiveness of this loan is reflected in the 2021 Consolidated Statement of Operations as a gain on forgiveness.

Basis of Presentation and Principles of Consolidation

Accounting for Wholly-Owned Subsidiaries

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) and include the accounts of Agrify Corporation and its wholly-owned subsidiaries, as described above, in accordance with the provisions required by the Consolidation Topic 810 of the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”). The Company includes results of operations of acquired companies from the date of acquisition. All significant intercompany transactions and balances are eliminated.

Accounting for Less Than Wholly-Owned Subsidiaries

For the Company’s less than wholly-owned subsidiaries, which include Teejan Podponics International LLC (“TPI”), Agrify-Valiant LLC (“Agrify-Valiant”), and Agrify Brands, LLC (“Agrify Brands”), the Company first analyzes whether these entities are a variable interest entity (a “VIE”) in accordance with ASC Topic 810, Consolidation (“ASC 810”), and if so, whether the Company is the primary beneficiary requiring consolidation. A VIE is an entity that has (i) insufficient equity to permit it to finance its activities without additional subordinated financial support or (ii) equity holders that lack the characteristics of a controlling financial interest. The financial results of a VIE are consolidated by the primary beneficiary, which is the entity that has both the power to direct the activities that most significantly impact the entity’s economic performance and the obligation to absorb losses or the right to receive benefits from the entity that potentially could be significant to the entity. Variable interests in a VIE are contractual, ownership or other financial interests in a VIE that change with changes in the fair value of the VIE’s net assets. The Company continuously re-assesses (i) whether the joint-venture is a VIE, and (ii) if the Company is the primary beneficiary of the VIE. If it is determined that the joint-venture qualifies as a VIE and the Company is the primary beneficiary, the Company’s financial interest in the VIE is consolidated.

Based on the Company’s analysis of these entities, the Company has determined that Agrify-Valiant and Agrify Brands are each a VIE, and that the Company is the primary beneficiary. While the Company owns 60% of Agrify-Valiant’s equity interests and 75% of Agrify Brand’s equity interests, the remaining equity interests in Agrify-Valiant and Agrify Brands are owned by unrelated third parties, and the agreement with these third parties provides the Company with greater voting rights. Accordingly, the Company consolidates its interest in the financial statements of Agrify-Valiant and Agrify Brands under the VIE rules and reflects the third parties’ interests in the consolidated financial statements as a non-controlling interest. The Company records this non-controlling interest at its initial fair value, adjusting the basis prospectively for the third parties’ share of the respective consolidated investments’ net income or loss or equity contributions and distributions. These non-controlling interests are not redeemable by the equity holders and are presented as part of permanent equity. Income and losses are allocated to the non-controlling interest holders based on its economic ownership percentage. The investment in 50% of the shares of TPI is treated as an equity investment as the Company cannot exercise significant influence.

Going Concern

In accordance with the FASB Accounting Standards Update (“ASU”) 2014-15, “Presentation of Financial Statements — Going Concern,” the Company’s management evaluated whether there are conditions or events that raise substantial doubt about its ability to continue as a going concern within one year after the consolidated financial statements’ issuance date. The following matters raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date the consolidated financial statements are issued.

AGRIFY CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Note 1 — Overview, Basis of Presentation, and Significant Accounting Policies (cont.)

The Company has incurred operating losses since its inception, has negative cash flows from operations and a working capital deficiency. The Company also has an accumulated deficit of approximately $247.1 million as of December 31, 2022. The Company’s primary sources of liquidity are its cash and cash equivalents and marketable securities, with additional liquidity accessible, subject to market conditions and other factors, including limitations that may apply to the Company under applicable SEC regulations, from the capital markets, including under its at-the-market continuous equity offering (“ATM” or “ATM Program”).

As of December 31, 2022, the Company had $20.5 million of cash, cash equivalents, and restricted cash. The Company’s restricted cash is associated with its senior secured note (the “Exchange Note”) and was $10.0 million as of December 31, 2022. Additional information regarding the Company’s Exchange Note may be found in Note 9 — Debt, included elsewhere in the notes to the consolidated financial statements.

On October 18, 2022, the Company entered into the ATM Program with Canaccord Genuity LLC (the “Agent”) pursuant to which it may issue and sell, from time to time, shares of its Common Stock having an aggregate offering price of up to $50 million, depending on market demand, with the Agent acting as an agent for sales. The ATM Program allowed the Company to sell shares of Common Stock pursuant to specific parameters defined by the Company as well as those defined by the SEC and the ATM Program agreement. As of December 31, 2022, the Company sold 306,628 shares of Common Stock under the ATM Program at an average price of $50.85 per share, resulting in gross proceeds of $15.6 million, and net proceeds of $15.0 million after commissions and fees to the Agent totaling $468 thousand and legal fees totaling $75 thousand. Subsequent to December 31, 2022 through April 1, 2023, after which time the ATM program was discontinued, the Company sold an additional 323,082 shares of Common Stock under the ATM at an average price of $4.93, resulting in gross proceeds of $1.6 million and net proceeds of $1.6 million after commissions and fees to the Agent totaling $48 thousand. $3.0 million of the proceeds under the ATM Program were used to repay amounts due to the Investor under the Exchange Note. The Company used the net proceeds generated from the ATM Program for working capital and general corporate purposes, including repayment of indebtedness, funding its transformation initiatives and product category expansion efforts and capital expenditures. Due to the late filing of this Annual Report on Form 10-K, the Company is no longer eligible to utilize the registration statement on Form S-3 relating to the ATM Program.

These consolidated financial statements have been prepared on a going concern basis, which implies the Company believes these conditions raise substantial doubt about its ability to continue as a going concern within the next twelve-months from the date these consolidated financial statements are available to be issued. The Company’s continuation as a going concern is dependent upon its ability to obtain the necessary debt or equity financing to continue operations until the Company begins generating sufficient cash flows from operations to meet its obligations. If the Company is unable raise additional funds, it may be forced to cease operations.

There is no assurance that the Company will ever be profitable. The consolidated financial statements do not include any adjustments to reflect the potential future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result should the Company be unable to continue as a going concern.

Use of Estimates

The preparation of the Company’s consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of expenses during the reporting period. Significant estimates include assumptions about collection of accounts and notes receivable, the valuation and recognition of stock-based compensation expense, valuation allowance for deferred tax assets, the valuation of inventory, and useful life of fixed assets and intangible assets. The Company bases its estimates on historical experience, known trends and other market-specific information, other relevant factors that it believes to be reasonable under the circumstances, and management’s judgement. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts, and experience. Changes in estimates are recorded in the period in which they become known. Actual financial results could differ from those estimates.

AGRIFY CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Note 1 — Overview, Basis of Presentation, and Significant Accounting Policies (cont.)

Reclassifications

Certain amounts in the Company’s prior period consolidated financial statements have been reclassified to conform to the presentation of the current period consolidated financial statements. In this filing, the Company has reclassified selling, general and administrative expenses to two separate line items in the accompanying consolidated statements of operations as general and administrative expenses and selling and marketing expenses for the years ended December 31, 2022 and 2021.

In addition, the Company effected a 1-for-10 reverse stock split of its Common Stock on October 18, 2022 and a 1-for-20 reverse stock split of its Common Stock on July 5, 2023. All share and per share information has been retroactively adjusted to give effect to the reverse stock split for all periods presented unless otherwise indicated. The shares of Common Stock retained a par value of $0.001 per share. Accordingly, the Stockholders’ equity section of the Consolidated Balance Sheet reflects the reverse stock split by reclassifying from “Common Stock” to “Additional paid-in capital” an amount equal to the par value of the decreased shares resulting from the reverse stock split.

Cash, Cash Equivalents, and Restricted Cash

Cash and cash equivalents consists principally of cash and deposits with maturities of three months or less as of December 31, 2022 and 2021. All cash equivalents are carried at cost, which approximates fair value. Restricted cash represents cash required to be held as collateral for the Company’s Notes. Accordingly, these balances contain restrictions as to their availability and usage and are classified as restricted cash in the consolidated balance sheets. Additional information relating to the Company’s Notes may be found in Note 9 — Debt, included elsewhere in the notes to the consolidated financial statements.

Marketable Securities

The Company’s marketable security investments primarily include investments held in mutual funds, municipal bonds, and corporate bonds. The mutual funds are recorded at fair value in the accompanying consolidated balance sheets as part of cash and cash equivalents. The municipal and corporate bonds are considered to be held-to-maturity securities and are recorded at amortized cost in the accompanying consolidated balance sheets. The fair value of these investments was estimated using recently executed transactions and market price quotations. The Company considers current assets to be those investments that will mature within the next 12 months, including interest receivable on long-term bonds.

Accounts Receivable, Net

Accounts receivable, net, primarily consists of amounts for goods and services that are billed and currently due from customers. Accounts receivable balances are presented net of an allowance for credit losses, which is an estimate of billed amounts that may not be collectible. In determining the amount of the allowance at each reporting date, management makes judgments about general economic conditions, historical write-off experience, and any specific risks identified in customer collection matters, including the aging of unpaid accounts receivable and changes in customer financial conditions. Accounts receivable balances are written off after all means of collection are exhausted and the potential for non-recovery is determined to be probable. Adjustments to the allowance for credit losses are recorded as general and administrative expenses in the consolidated statements of operations.

Concentration of Credit Risk and Significant Customer

Financial instruments that potentially subject the Company to a concentration of credit risk primarily consist of cash, cash equivalents, restricted cash, marketable securities, and accounts receivable. Cash equivalents primarily consist of money market funds with original maturities of three months or less, which are invested primarily with U.S. financial institutions. Cash deposits with financial institutions, including restricted cash, generally exceed federally insured limits. Management believes minimal credit risk exists with respect to these financial institutions and the Company has not experienced any losses on such amounts.

AGRIFY CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Note 1 — Overview, Basis of Presentation, and Significant Accounting Policies (cont.)

The tables below show customers who account for 10% or more of the Company’s total revenues and 10% or more of the Company’s accounts receivable for the periods presented.

Revenue

For the years ended December 31, 2022 and 2021, the Company’s customers that accounted for 10% or more of the total revenue were as follows:

(In thousands)	Year Ended December 31, 2022		Year Ended December 31, 2021
	Amount	% of Total Revenue	Amount	% of Total Revenue
New England Innovation Academy (“NEIA”) – Related Party	*	*	$22,010	36.8%
Greenstone Holdings (“Greenstone”) – Greenstone is a related party because one of the Company’s former Agrify Brands employees and its VP of Engineering had a minority ownership	*	*	$9,429	15.8%
Company Customer Number – 136	$8,005	13.8%	*	*
Company Customer Number – 139	$8,761	15.0%	*	*

____________

*        Customer revenue, as a percentage of total revenue, was less than 10%

Accounts Receivable, Net

As of December 31, 2022 and 2021, the Company’s customers that accounted for 10% or more of the total accounts receivable, net, were as follows:

(In thousands)	As of December 31, 2022		As of December 31, 2021
	Amount	% of Total Accounts Receivable	Amount	% of Total Accounts Receivable
NEIA – Related Party	*	*	$3,498	48.4%
Company Customer Number – 126(1)	*	*	$1,541	21.3%
Company Customer Number – 15095	$352	32.9%	*	*
Company Customer Number – 10888	$251	23.5%	*	*
Company Customer Number – 16491	$123	11.5%	*	*

____________

*        Customer accounts receivable balance, as a percentage of total accounts receivable balance, was less than 10%

(1)      The accounts receivable balance was fully reserved at December 31, 2022 due to an ongoing dispute with the customer.

Inventories

The Company values all its inventories, which consist primarily of significant raw material hardware components, at the lower of cost or net realizable value, with cost principally determined by the weighted-average cost method on a first-in, first-out basis. Write-offs of potentially slow-moving or damaged inventory are recorded through specific identification of obsolete or damaged material. The Company takes physical inventory at least once annually at all inventory locations.

AGRIFY CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Note 1 — Overview, Basis of Presentation, and Significant Accounting Policies (cont.)

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization expenses are recognized using the straight-line method over the estimated useful life of each asset, as follows:

Estimated Useful Life (Years)
Computer and office equipment	2 to 3
Furniture and fixtures	2
Software	3
Vehicles	5
Research and development laboratory equipment	5
Machinery and equipment	3 to 5
Leased equipment	5 to 13
Trade show assets	3 to 5
Leasehold improvements	Lower of estimated useful life or remaining lease term

The estimated useful lives of the Company’s property and equipment are periodically assessed to determine if changes are appropriate. The Company charges maintenance and repairs to expense as incurred. When the Company retires or disposes of assets, the carrying cost of these assets and related accumulated depreciation or amortization are eliminated from the consolidated balance sheet and any resulting gain or loss are included in the consolidated statements of operations in the period of retirement or disposal.

Costs for capital assets not yet placed into service are capitalized as construction-in-progress and depreciated once placed into service. During construction, costs are accumulated in a construction-in-progress account, with no depreciation. Upon completion, costs are transferred to the appropriate asset account, and depreciation begins when the asset is placed into service.

Goodwill

Goodwill is defined as the excess of cost over the fair value of assets acquired and liabilities assumed in a business combination. Goodwill is tested for impairment annually, and more frequently if events and circumstances indicate that the asset might be impaired. The Company has determined that it is a single reporting unit for the purpose of conducting the goodwill impairment assessment. A goodwill impairment charge is recorded if the amount by which the Company’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. Factors that could lead to a future impairment include material uncertainties such as a significant reduction in projected revenues, a deterioration of projected financial performance, future acquisitions and/or mergers, and/or a decline in the Company’s market value as a result of a significant decline in the Company’s stock price.

During the quarter ended June 30, 2022, the Company identified an impairment-triggering event associated with both a sustained decline in the Company’s stock price and associated market capitalization, as well as a second-quarter slowdown in the cannabis industry as a whole. Due to these factors, the Company deemed that there was an impairment to the carrying value of its property and equipment and accordingly performed interim testing as of June 30, 2022.

Based on its interim testing, the Company noted that the carrying value of equity exceeded the calculated fair value by an amount greater than the aggregate value of our goodwill. Accordingly, the Company concluded that the entire carrying value of its goodwill was impaired, resulting in a second-quarter impairment charge of $54.7 million. Additional information regarding the Company’s interim testing on goodwill may be found in Note 7 — Goodwill and Intangible Assets, Net, included elsewhere in the notes to the consolidated financial statements.

Intangible Assets

The Company initially records intangible assets at their estimated fair values and reviews these assets periodically for impairment. Identifiable intangible assets, which consist principally of customer-related acquired assets, acquired and/or developed technology, non-compete agreements, and trade names, are reported net of accumulated

AGRIFY CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Note 1 — Overview, Basis of Presentation, and Significant Accounting Policies (cont.)

amortization, and are being amortized over their estimated useful lives at amortization rates that are proportional to each asset’s estimated economic benefit. The Company’s intangible assets are amortized on a straight-line basis over the estimated useful lives of the assets. The Company reviews the carrying value of these intangible assets annually, or more frequently if indicators of impairment are present.

The useful lives are as follows:

Trade names	5 to 7 years
Acquired developed technology	5 to 8 years
Non-compete agreements	5 years
Customer relationships	5 to 8 years
Capitalized website costs	3 to 5 years

In performing the review of the recoverability of intangible assets, the Company considers several factors, including whether there have been significant changes in legal factors or the overall business climate that could affect the underlying value of an asset. The Company also considers whether there is an expectation that the asset will be sold or disposed of before the end of its remaining estimated useful life. If, as the result of examining any of these factors, the Company concludes that the carrying value of the intangible asset exceeds its estimated fair value, the Company recognizes an impairment charge and reduces the carrying value of the asset to its estimated fair value.

During the quarter ended June 30, 2022, the Company identified an impairment-triggering event associated with both a sustained decline in the Company’s stock price and associated market capitalization, as well as a second-quarter slowdown in the cannabis industry as a whole. Due to these factors, the Company deemed that there was an impairment to the carrying value of its property and equipment and accordingly performed interim testing as of June 30, 2022.

Based on its interim testing, the Company noted that the carrying value of equity exceeded the calculated fair value by an amount greater than the aggregate value of our intangible assets. Accordingly, the Company concluded that the entire carrying value of its intangible assets should be impaired, resulting in a second-quarter impairment charge of $15.2 million. Additional information regarding the Company’s interim testing on intangible assets may be found in Note 7 — Goodwill and Intangible Assets, Net, included elsewhere in the notes to the consolidated financial statements.

Convertible Notes Payable

The Company evaluates its convertible instruments to determine if those contracts or embedded components of those contracts qualify as derivative financial instruments to be separately accounted for in accordance with ASC Topic 815, Derivatives and Hedging (“ASC 815”). The accounting treatment of derivative financial instruments requires that the Company identify and record certain ECOs, certain variable-share settlement features, and any related freestanding instruments at their fair values as of the inception date of the agreement and at fair value as of each subsequent balance sheet date. Any change in fair value is recorded as non-operating, non-cash income or expense for each reporting period at each balance sheet date. The Company reassesses the classification of its derivative instruments at each balance sheet date. If the classification changes as a result of events during the period, the contract is reclassified as of the date of the event that caused the reclassification. Bifurcated embedded conversion options, variable-share settlement features, and any related freestanding instruments are recorded as a discount to the host instrument which is amortized to interest expense over the life of the respective note using the effective interest method.

If the Company determines that an instrument is not a derivative liability, it then evaluates whether there is a BCF, by comparing the commitment date fair value to the effective current conversion price of the instrument. The Company records a BCF as a debt discount which is amortized to interest expense over the life of the respective note using the effective interest method. BCFs that are contingent upon the occurrence of a future event are recognized when the contingency is resolved. Additionally, adoption of ASU 2020-06 simplifies the accounting for convertible instruments by eliminating the cash conversion and the BCF accounting models for convertible debt and convertible preferred stock.

AGRIFY CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Note 1 — Overview, Basis of Presentation, and Significant Accounting Policies (cont.)

Warrant Liabilities

The Company does not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risks. The Company evaluates all its financial instruments, including issued private placement stock purchase warrants, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives, pursuant to ASC Topic 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815. The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in ASC 480 and ASC 815. Management’s assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, whether they meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own Common Stock among other conditions for equity classification.

For issued or modified warrants that meet all of the criteria for equity classification, they are recorded as a component of additional paid-in capital at the time of issuance. For issued or modified warrants that are precluded from equity classification, they are recorded as a liability at their initial fair value on the date of issuance and subject to remeasurement on each balance sheet date with changes in the estimated fair value of the warrants to be recognized as an unrealized gain or loss in the consolidated statements of operations.

On August 18, 2022, the Company reached an agreement with its institutional lender to amend its existing Securities Purchase Agreement and entered into a Securities Exchange Agreement (the “August 2022 Exchange Agreement”). Pursuant to the August 2022 Exchange Agreement, the Company issued a new warrant to purchase 71,139 shares of Common Stock (the “Note Exchange Warrant”) and modified an existing warrant (the “SPA Warrant”) to purchase up to an aggregate of 34,406 shares of Common Stock. The Company exchanged the SPA Warrant for a new warrant for the same number of underlying shares but with a reduced exercise price (the “Modified Warrants” and, collectively with the Note Exchange Warrant, the “August 2022 Warrants”). Additional information regarding the August 2022 Exchange Agreement and August 2022 Warrants may be found in Note 4 — Fair Value Measures and Note 9 — Debt, included elsewhere in the notes to the consolidated financial statements.

Debt Issuance Costs and Debt Discount

The Company may record debt issuance costs and/or debt discounts in connection with the issuance of debt. The Company may cover these costs by paying cash or issuing warrants. These costs are amortized to interest expense over the expected life of the debt. If a conversion of the underlying debt occurs, a proportionate share of the unamortized amounts is immediately expensed.

Original Issue Discount

Certain convertible debt issued by the Company may provide the debt holder with an original issue discount. The Company would record the original issue discount to debt discount, reducing the face amount of the note, and is then amortized to interest expense over the life of the debt.

Leases

The Company determines at the inception of an asset contract if such arrangement is or contains a lease. A contract is or contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company classifies leases at the lease commencement date as operating or finance leases and records a right-of-use asset and a lease liability on its consolidated balance sheet for all leases with an initial lease term of greater than 12 months. A lease with an initial term of 12 months or less is not recorded on the balance sheet, but related payments are recognized as an expense on a straight-line basis over the lease term.

The Company’s asset contracts may contain both lease and non-lease components. Non-lease components may include maintenance, utilities, and other operating costs. The Company combines the lease and non-lease components of fixed costs in its lease arrangements as a single lease component. Variable costs, such as utilities or maintenance costs, are not included in the measurement of right-of-use assets and lease liabilities, but rather are expensed when the event determining the amount of variable consideration to be paid occurs.

AGRIFY CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Note 1 — Overview, Basis of Presentation, and Significant Accounting Policies (cont.)

Lease liabilities and their corresponding right-of-use assets are recorded based on the present value of future lease payments over the expected lease term. The Company determines the present value of future lease payments by using its estimated secured incremental borrowing rate for that lease term as the interest rate implicit in the lease is not readily determinable. The Company estimates its secured incremental borrowing rate for each lease based on the rate of interest that the Company would have to pay to borrow an amount equal to the lease payments on a collateralized basis over a similar term.

Certain of the Company’s leases include options to extend or terminate the lease. The amounts determined for the Company’s right-of-use assets and lease liabilities generally do not assume that renewal options or early-termination provisions, if any, are exercised unless it is reasonably certain that the Company will exercise such options.

Deferred Revenue

Deferred revenue includes amounts collected or billed in excess of revenue that the Company can recognize. The Company recognizes deferred revenue and non-current deferred revenue as revenue as the related performance obligation is satisfied. The Company records deferred revenue that will be recognized during the succeeding twelve-month period as a current liability on the consolidated balance sheet.

Fair Value of Financial Instruments

The Company’s financial instruments consist of cash, accounts receivable, accounts payable and accrued expenses. The estimated fair values of accounts receivable and accounts payable approximate their carrying values due to the short-term nature of these instruments.

Stock-Based Compensation

The Company measures all stock options and other stock-based awards granted to employees, directors, and consultants, based on the fair value on the date of the grant and recognizes compensation expense of those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. Historically, the Company has issued stock options to employees, directors, and consultants with only service-based vesting conditions and records the expense for these awards using the straight-line method.

The Company classifies stock-based compensation expense in its consolidated statements of operations in the same manner in which the award recipient’s payroll costs are classified.

The Company estimates the fair value of each stock option grant on the date of the grant using the Black-Scholes option-pricing model. Before the IPO, the Company was a private company and therefore lacks company-specific historical and implied volatility information. Therefore, it estimates its expected stock volatility based on the historical volatility of similar publicly-traded companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company’s stock options has been determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. The expected dividend yield is based on the fact that the Company has never paid cash dividends and does not expect to pay any cash dividends in the foreseeable future.

Business Combinations

The Company accounts for business acquisitions using the purchase method of accounting, in accordance with which assets acquired and liabilities assumed are recorded at their respective fair values at the acquisition date. The fair value of the consideration paid, including contingent consideration, is assigned to the assets acquired and liabilities assumed based on their respective fair values. Goodwill represents the excess of the purchase price over the estimated fair values of the assets acquired and liabilities assumed.

The Company’s management exercises significant judgments in determining the fair value of assets acquired and liabilities assumed, as well as intangibles and their estimated useful lives. Fair value and useful life determinations are based on, among other factors, estimates of future expected cash flows, royalty cost savings, and appropriate discount

AGRIFY CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Note 1 — Overview, Basis of Presentation, and Significant Accounting Policies (cont.)

rates used in computing present values. These judgments may materially impact the estimates used in allocating acquisition date fair values to assets acquired and liabilities assumed, as well as the Company’s current and future operating results. Actual results may vary from these estimates, which may result in adjustments to goodwill and acquisition date fair values of assets and liabilities during a measurement period or upon a final determination of asset and liability fair values, whichever occurs first. Adjustments to the fair value of assets and liabilities made after the end of the measurement period are recorded within the Company’s operating results.

For contingent consideration arrangements, the Company recognizes a liability at fair value as of the acquisition date with subsequent fair value adjustments recorded in the consolidated statements of operations. Additional information regarding the Company’s contingent consideration arrangements may be found in Note 4 — Fair Value Measures, included elsewhere in the notes to the consolidated financial statements.

Revenue Recognition

Overview

The Company generates revenue from the following sources: (1) equipment sales, (2) providing services and (3) construction contracts.

In accordance with ASC 606 “Revenue Recognition”, the Company recognizes revenue from contracts with customers using a five-step model, which is described below:

•        identify the customer contract;

•        identify performance obligations that are distinct;

•        determine the transaction price;

•        allocate the transaction price to the distinct performance obligations; and

•        recognize revenue as the performance obligations are satisfied.

Identify the customer contract

A customer contract is generally identified when there is approval and commitment from both the Company and its customer, the rights have been identified, payment terms are identified, the contract has commercial substance, and collectability is probable. Specifically, the Company obtains written/electronic signatures on contracts and purchase orders, if said purchase orders are issued in the normal course of business by the customer.

Identify performance obligations that are distinct

A performance obligation is a promise by the Company to provide a distinct good or service or a series of distinct goods or services. A good or service that is promised to a customer is distinct if the customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer, and a company’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract.

Determine the transaction price

The transaction price is the amount of consideration to which the Company expects to be entitled in exchange for transferring goods or services to a customer, excluding sales taxes that are collected on behalf of government agencies.

Allocate the transaction price to distinct performance obligations

The transaction price is allocated to each performance obligation based on the relative standalone selling prices (“SSP”) of the goods or services being provided to the customer. The Company’s contracts typically contain multiple performance obligations, for which the Company accounts for individual performance obligations separately, if they are distinct. The standalone selling price reflects the price the Company would charge for a specific piece of equipment or service if it was sold separately in similar circumstances and to similar customers.

AGRIFY CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Note 1 — Overview, Basis of Presentation, and Significant Accounting Policies (cont.)

Recognize revenue as the performance obligations are satisfied

Revenue is recognized when, or as, performance obligations are satisfied by transferring control of a promised product or service to a customer.

Significant Judgments

The Company enters into contracts that may include various combinations of equipment, services, and construction, which are generally capable of being distinct and accounted for as separate performance obligations. Contracts with customers often include promises to transfer multiple products and services to a customer. Determining whether products and services are considered distinct performance obligations that should be accounted for separately versus together may require significant judgment. Once the Company determines the performance obligations, it determines the transaction price, which includes estimating the amount of variable consideration to be included in the transaction price, if any. The Company then allocates the transaction price to each performance obligation in the contract based on the SSP. The corresponding revenue is recognized as the related performance obligations are satisfied.

Judgment is required to determine the SSP for each distinct performance obligation. The Company determines SSP based on the price at which the performance obligation is sold separately and the methods of estimating SSP under the guidance of ASC 606-10-32-33. If the SSP is not observable through past transactions, the Company estimates the SSP, taking into account available information such as market conditions, expected margins, and internally approved pricing guidelines related to the performance obligations. The Company licenses its SaaS type subscription license, whereby the customer only has a right to access the software over a specified time period. The full value of the contract is recognized ratably over the contractual term of the SaaS subscription, adjusted monthly if tiered pricing is relevant. The Company typically satisfies its performance obligations for equipment sales when equipment is made available for shipment to the customer; for services sales as services are rendered to the customer and for construction contracts both as services are rendered and when the contract is completed.

The Company utilizes the cost-plus margin method to determine the SSP for equipment and build-out services. This method is based on the cost of the services from third parties, plus a reasonable markup that the Company believes is reflective of a market-based reseller margin.

The Company determines the SSP for services in time and materials contracts by observable prices in standalone services arrangements.

The Company estimates variable consideration in the form of royalties, revenue share, monthly fees, and service credits at contract inception and it is updated at the end of each reporting period if additional information becomes available. Variable consideration is typically not subject to constraint. Changes to variable consideration were not material for the periods presented.

If a contract has payment terms that differ from the timing of revenue recognition, the Company will assess whether the transaction price for those contracts include a significant financing component. The Company has elected the practical expedient that permits an entity to not adjust for the effects of a significant financing component if the Company expects that at the contract inception, the period between when the entity transfers a promised good or service to a customer and when the customer pays for that good or service, will be one year or less. For those contracts in which the period exceeds the one-year threshold, this assessment, as well as the quantitative estimate of the financing component and its relative significance, requires judgment. Accordingly, the Company imputes interest on such contracts at an agreed-upon interest rate and will present the financing components separately as financial income. For the years ended December 31, 2022 and 2021, the Company did not have any such financial income.

Payment terms with customers typically require payment 30 days from the invoice date. The Company’s agreements with its customers do not provide for any refunds for services or products and therefore no specific reserve for such is maintained. In the infrequent instances where customers raise concern over delivered products or services, the Company has endeavored to remedy the concern and all costs related to such matters have been insignificant in all periods presented.

AGRIFY CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Note 1 — Overview, Basis of Presentation, and Significant Accounting Policies (cont.)

The Company has elected to treat shipping and handling activities after the customer obtains control of the goods as a fulfillment cost and not as a promised good or service. Accordingly, the Company will accrue all fulfillment costs related to the shipping and handling of consumer goods at the time of shipment. The Company has payment terms with its customers of one year or less and has elected the practical expedient applicable to such contracts not to consider the time value of money. Sales, value add, and other taxes the Company collects concurrent with revenue-producing activities are excluded from revenue.

The Company receives payment from customers based on specified terms that are generally less than 30 days from the satisfaction of performance obligations. There are no contract assets related to performance under the contract. The difference in the opening and closing balances of the Company’s deferred revenue primarily results from the timing difference between the Company’s performance and the customer’s payment. The Company fulfills obligations under a contract with a customer by transferring products and services in exchange for consideration from the customer. Accounts receivable are recorded when the customer has been billed or the right to consideration is unconditional. The Company recognizes deferred revenue when consideration has been received or an amount of consideration is due from the customer, and the Company has a future obligation to transfer certain proprietary products.

In accordance with ASC 606-10-50-13, the Company is required to include disclosure on its remaining performance obligations as of the end of the current reporting period. Due to the nature of the Company’s contracts, these reporting requirements are not applicable. The majority of the Company’s remaining contracts meet certain exemptions as defined in ASC 606-10-50-14 through 606-10-50-14A, including (i) performance obligation is part of a contract that has an original expected duration of one year or less and (ii) the right to invoice practical expedient.

The Company generally provides a one-year warranty on its products for materials and workmanship but may provide multiple year warranties as negotiated, and generally transfers to its customers the warranties it receives from its vendors, if any, which generally cover this one-year period. In accordance with ASC 450-20-25, the Company accrues for product warranties when the loss is probable and can be reasonably estimated. The Company maintains a reserve for warranty returns of $553 thousand and $398 thousand for December 31, 2022 and 2021, respectively. The Company’s reserve for warranty returns is included in accrued expenses and other current liabilities in its consolidated balance sheets. Additional information regarding the Company’s warranty reserve may be found in Note 3 — Supplemental Consolidated Balance Sheet Information, included elsewhere in the notes to the consolidated financial statements.

Research and Development Costs

The Company expenses research and development costs as incurred. Research and development expenses include payroll, employee benefits, and other expenses associated with product development. The Company incurs research and development costs associated with the development and enhancement of both hardware and software products associated with its cultivation and extraction equipment, as well as its SaaS-based software offering, Agrify Insights™ cultivation software (“Agrify Insights™”).

Capitalization of Internal Software Development Costs

The Company capitalizes certain software engineering efforts related to the continued development of Agrify Insights™ under ASC 985-20. Costs incurred during the application development phase are only capitalized once technical feasibility has been established and the work performed will result in new or additional functionality. The types of costs capitalized during the application development phase include employee compensation, as well as consulting fees for third-party software developers working on these projects. Costs related to the research and development are expensed as incurred until technical feasibility is established, as well as post-implementation activities. Internal-use software is amortized on a straight-line basis over the estimated useful life of the asset, which ranges from two to five years.

Income Taxes

The Company accounts for income taxes pursuant to the provisions of ASC Topic 740, “Income Taxes,” which requires, among other things, an asset and liability approach to calculating deferred income taxes. The asset and liability approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of

AGRIFY CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Note 1 — Overview, Basis of Presentation, and Significant Accounting Policies (cont.)

temporary differences between the carrying amounts and the tax bases of assets and liabilities. A valuation allowance is provided to offset any net deferred tax assets for which management believes it is more likely than not that the net deferred tax asset will not be realized.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. In accordance with the guidance of ASC 740-10-25-6, the benefit of a tax position is recognized in the consolidated financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above should be reflected as a liability for unrecognized tax benefits in the accompanying balance sheets along with any associated interest and penalties that would be payable to the taxing authorities upon examination. The Company believes its tax positions are all highly certain of being upheld upon examination. As such, the Company has not recorded a liability for unrecognized tax benefits. As of December 31, 2022, tax years 2017 through 2021 remain open for audit by the Internal Revenue Service (“IRS”). The Company has received no notice of audit from the IRS for any of the open tax years.

The Company recognizes the benefit of a tax position when it is effectively settled. ASC 740-10-25-10, “Basic Recognition Threshold” provides guidance on how an entity should determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits. ASC 740-10-25-10 clarifies that a tax position can be effectively settled upon the completion of an examination by a taxing authority. For tax positions considered effectively settled, the Company recognizes the full amount of the tax benefit.

For the year ended December 31, 2021, the Company recorded a deferred tax liability of approximately $25 thousand, comprised of its change in deferred tax liability during the year related to its indefinite-lived intangible asset balance. The indefinite-lived intangibles are not all available as a source of income and thus are not fully available to offset the Company’s deferred tax assets. As of December 31, 2022, the Company has federal and state net operating loss (“NOL”) carryforwards of approximately $96.7 million and $71.6 million, respectively. There was no federal income tax expense for the years ended December 31, 2022 and 2021 due to the Company’s net losses.

Net Loss Per Share

The Company presents basic and diluted net loss per share attributable to Common Stockholders in conformity with the two-class method required for participating securities. The Company computes basic loss per share by dividing net loss available to Common Stockholders by the weighted-average number of common shares outstanding. Net loss available to Common Stockholders represents net loss attributable to Common Stockholders reduced by the allocation of earnings to participating securities. Losses are not allocated to participating securities as the holders of the participating securities do not have a contractual obligation to share in any losses. Diluted loss per share adjusts basic loss per share for the potentially dilutive impact of stock options and warrants. As the Company has reported losses for all periods presented, all potentially dilutive securities including stock options and warrants, are anti-dilutive, and accordingly, basic net loss per share equals diluted net loss per share.

Net loss per share calculations for all periods have been adjusted to reflect the reverse stock splits effected on January 12, 2021, October 18, 2022 and July 5, 2023. Net loss per share was calculated based on the weighted-average number of Common Stock outstanding.

Recently Adopted Accounting Pronouncements

In August 2020, the FASB issued ASU No. 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20), and Derivatives and Hedging — Contracts in an Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity. The amendments in ASU No. 2020-06 simplify the complexity associated with applying GAAP for certain financial instruments with characteristics of liabilities and equity. More specifically, the amendments focus on the guidance for convertible instruments and derivative

AGRIFY CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Note 1 — Overview, Basis of Presentation, and Significant Accounting Policies (cont.)

scope exceptions for contracts in an entity’s own equity. ASU 2020-06 is effective for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. The adoption of this new accounting guidance had no impact on the Company’s consolidated financial position.

Pending Accounting Pronouncements

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments — Credit Losses (Topic 326), which introduces a new methodology for accounting for credit losses on financial instruments, including available-for-sale debt securities and accounts receivable. The guidance establishes a new “expected loss model” that requires entities to estimate current expected credit losses on financial instruments by using all practical and relevant information. Any expected credit losses are to be reflected as allowances rather than reductions in the amortized cost of available-for-sale debt securities. ASU 2016-13 is effective for fiscal years beginning after December 15, 2022. The Company does not expect that the application of ASU No. 2016-13 will have a material impact on the presentation of its results of operations, financial position, or disclosures.

In October 2021, the FASB issued ASU No. 2021-08, Business Combinations (Topic 606): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers, which requires that an entity recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with Topic 606 as if it had originated the contracts. Generally, this should result in an acquirer recognizing and measuring the acquired contract assets and contract liabilities consistent with how they were recognized and measured in the acquiree’s financial statements, if the acquiree prepared financial statements in accordance with GAAP. The amendment in this update is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The Company does not expect that the application of ASU 2021-08 will have a material impact on the presentation of its results of operations, financial position, or disclosures.

Other recent accounting pronouncements did not or are not believed by management to have a material impact on the Company’s present or future consolidated financial statements.

Note 2 — Revenue and Deferred Revenue

Revenue

The Company sells its equipment and services to customers under a combination of a contract and purchase order. Equipment revenue includes sales from proprietary products designed and engineered by the Company such as Agrify Vertical Farming Units (“VFUs”), container farms, integrated grow racks, and LED grow lights, and non-proprietary products designed, engineered, and manufactured by third parties such as air cleaning systems and pesticide-free surface protection.

Construction contracts normally provide for payment upon completion of specified work or units of work as identified in the contract. Although there is considerable variation in the terms of these contracts, they are primarily structured as time-and-material contracts. The Company enters into time-and-materials contracts under which the Company is paid for labor and equipment at negotiated hourly billing rates and other expenses, including materials, as incurred at rates agreed to in the contract. The Company uses three main sub-contractors to execute the construction contracts.

The following table provides the Company’s revenue disaggregated by the timing of revenue recognition:

	Year Ended December 31,
(In thousands)	2022	2021
Transferred at a point in time	$34,813	$23,624
Transferred over time	23,446	36,235
Total revenue	$58,259	$59,859

AGRIFY CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Note 2 — Revenue and Deferred Revenue (cont.)

The following table provides the Company’s revenue disaggregated by revenue type:

	Year Ended December 31,
(In thousands)	2022	2021
Cultivation solutions, including ancillary products and services	$711	$11,354
Agrify Insights™	74	8
Facility build-outs	23,129	36,193
Extraction solutions	34,345	12,304
Total revenue	$58,259	$59,859

In accordance with ASC 606-10-50-13, the Company is required to include disclosure on its remaining performance obligations as of the end of the current reporting period. Due to the nature of the Company’s contracts, these reporting requirements are not applicable, because the majority of the Company’s remaining contracts meet certain exemptions as defined in ASC 606-10-50-14 through 606-10-50-14A, including (i) performance obligation is part of a contract that has an original expected duration of one year or less and (ii) the right to invoice practical expedient.

Deferred Revenue

Changes in the Company’s current deferred revenue balance for the years ended December 31, 2022 and 2021 were as follows:

	Year Ended December 31,
(In thousands)	2022	2021
Deferred revenue – beginning of period	$3,772	$152
Additions	13,392	3,762
Recognized	(13,052)	(142)
Deferred revenue – end of period	$4,112	$3,772

Deferred revenue balances primarily consist of customer deposits on the Company’s cultivation and extraction solutions equipment. As of December 31, 2022 and 2021, all of the Company’s deferred revenue balances were reported as current liabilities in the accompanying consolidated balance sheets.

In the year ended December 31, 2022, the Company recognized $2.7 million of revenue that was deferred during 2021. And, during the year ended December 31, 2021, the Company recognized $120 thousand of revenue that was deferred during 2020.

Note 3 — Supplemental Consolidated Balance Sheet Information

Accounts Receivable

Accounts receivable consisted of the following as of December 31, 2022 and 2021:

(In thousands)	December 31, 2022	December 31, 2021
Accounts receivable, gross	$5,675	$8,637
Less allowance for doubtful accounts	(4,605)	(1,415)
Accounts receivable, net	$1,070	$7,222

NEIA, a related party, accounted for $3 thousand and $3.5 million of the Company’s accounts receivable, net as of December 31, 2022 and 2021, respectively.

AGRIFY CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Note 3 — Supplemental Consolidated Balance Sheet Information (cont.)

The changes in the allowance for doubtful accounts consisted of the following:

	Year Ended December 31,
(In thousands)	2022	2021
Allowance for doubtful accounts – beginning of period	$1,415	$54
Provision for doubtful accounts	3,418	1,187
Other adjustments	(228)	174
Allowance for doubtful accounts – end of period	$4,605	$1,415

Bad debt expense was $3.4 million and $1.2 million for the years ended December 31, 2022 and 2021, respectively.

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following as of December 31, 2022 and 2021:

(In thousands)	December 31, 2022	December 31, 2021
Other receivables	$424	$86
Prepaid expenses, other	230	541
Prepaid insurance	219	492
Deferred issuance costs	463	—
Prepaid software	129	173
Prepaid materials	45	—
Other note receivables(1)	—	807
Deferred costs	—	353
Total prepaid expenses and other current assets	$1,510	$2,452

____________

(1)      Other note receivables relate to the current portion of one of its loan receivable balances related to the total turn-key solution (“TTK Solution”) program.

Property and Equipment, Net

Property and equipment, net consisted of the following as of December 31, 2022 and 2021:

(In thousands)	December 31, 2022	December 31, 2021
Leasehold improvements	$1,111	$841
Machinery and equipment	1,049	898
Software	606	174
Computer and office equipment	627	473
Leased equipment	602	619
Furniture and fixtures	504	385
Research and development laboratory equipment	260	163
Vehicles	136	143
Trade show assets	78	80
Total property and equipment, gross	4,973	3,776
Accumulated depreciation	(2,372)	(780)
Construction in progress	7,443	3,236
Total property and equipment, net	$10,044	$6,232

AGRIFY CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Note 3 — Supplemental Consolidated Balance Sheet Information (cont.)

Depreciation expense for the years ended December 31, 2022 and 2021 was $1.7 million and $655 thousand, respectively.

Other Non-Current Assets

Other non-current assets consisted of the following as of December 31, 2022 and 2021:

(In thousands)	December 31, 2022	December 31, 2021
Long-term deferred commissions expense	$173	1,101
Security deposits	153	83
Total other non-current assets	$326	$1,184

Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following as of December 31, 2022 and 2021:

(In thousands)	December 31, 2022	December 31, 2021
Sales tax payable(1)	$5,950	$5,290
Accrued acquisition liabilities(2)	3,502	9,198
Accrued construction costs	2,669	8,803
Compensation related fees	2,285	3,491
Accrued inventory purchases	569	201
Accrued warranty costs	553	398
Accrued professional fees	313	1,179
Accrued interest expense	240	—
Financing lease liabilities	152	156
Other current liabilities	147	48
Total accrued expenses and other current liabilities	$16,380	$28,764

____________

(1)      Sales tax payable primarily represents identified sales and use tax liabilities arising from the acquisition of Precision and Cascade. These amounts are included as part of the initial purchase price allocations and are the subject matter of an indemnification claim under the Precision and Cascade acquisition agreement.

(2)      Accrued acquisition liabilities include both the contingent consideration and the value of held-back Common Stock associated with the 2022 acquisition of Lab Society and the 2021 acquisitions of PurePressure, Cascade, and Precision.

Accrued Warranty Costs

The following table summarizes the activity related to the Company’s accrued liability for estimated future warranty costs:

	Year Ended December 31,
(In thousands)	2022	2021
Warranty accrual – beginning of period	$398	$—
Liabilities accrued for warranties issued during period	155	398
Warranty accrual – end of period	$553	$398

AGRIFY CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Note 4 — Fair Value Measures

Fair Values of Assets and Liabilities

In accordance with ASC Topic 820 “Fair Value Measurement,” the Company measures fair value at the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the assumptions that market participants would use in pricing an asset or liability (the inputs) are based on a tiered fair value hierarchy consisting of three levels, as follows:

Level 1:	Observable inputs such as quoted prices for identical assets or liabilities in active markets.
Level 2:	Other inputs that are observable directly or indirectly, such as quoted prices for similar instruments in active markets or for similar markets that are not active.
Level 3:	Unobservable inputs for which there is little or no market data which require the Company to develop its own assumptions about how market participants would price the asset or liability.

Valuation techniques for assets and liabilities include methodologies such as the market approach, the income approach, or the cost approach, and may use unobservable inputs such as projections, estimates, and management’s interpretation of current market data. These unobservable inputs are only utilized to the extent that observable inputs are not available or cost-effective to obtain.

At December 31, 2022 and 2021, the Company’s assets and liabilities measured at fair value on a recurring basis were as follows:

	December 31, 2022				December 31, 2021
	Fair Value Measurements Using Input Types				Fair Value Measurements Using Input Types
(In thousands)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets
Mutual funds (included in cash and cash equivalents in 2021)	$33	$—	$—	$33	$178	$—	$—	$178
Municipal bonds	—	—	—	—	9,961	—	—	9,961
Corporate bonds	427	—	—	427	34,589	—	—	34,589
Total assets	$460	$—	$—	$460	$44,728	$—	$—	$44,728
Liabilities
Contingent consideration	$—	$—	$—	$—	$—	$—	$6,137	$6,137
Warrant Liabilities – January 2022 Warrants	—	—	4	4	—	—	—	—
Warrant Liabilities – March 2022 Warrants	—	—	34	34	—	—	—	—
Warrant Liabilities – August 2022 Warrants	—	—	93	93	—	—	—	—
Warrant Liabilities – December 2022 Warrants	—	—	5,854	5,854	—	—	—	—
Total liabilities	$—	$—	$5,985	$5,985	$—	$—	$6,137	$6,137

Fair Value of Financial Instruments

The Company has certain financial instruments which consist of cash and cash equivalents, marketable securities, warrant liabilities, and contingent consideration. Fair value information for each of these instruments as well as other balances of the Company are as follows:

•        Cash and cash equivalents, accounts receivable, accounts payable, accrued expenses, and deferred revenue liabilities approximate their fair values based on the short-term nature of these instruments.

AGRIFY CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Note 4 — Fair Value Measures (cont.)

•        Marketable securities classified as current held-to-maturity securities are recorded at amortized cost, which at December 31, 2022, approximated fair value.

•        The Company’s deferred consideration was recorded in connection with acquisitions during the fourth quarter of fiscal 2021 and the first quarter of fiscal 2022 using an estimated fair value discount at the time of the transactions. As of December 31, 2022 and 2021, the carrying value of the deferred consideration approximated fair value.

•        The Company’s warrant liabilities are marked-to-market each reporting period with the changes in fair value of warrant liabilities recorded in other income (expense), net in the accompanying consolidated statements of operations until the warrants are exercised. The fair value of the warrant liabilities are estimated using a Black-Scholes option-pricing model.

Marketable Securities

As of December 31, 2022 and 2021, the Company held investments in municipal bonds and corporate bonds. The municipal and corporate bonds are considered held-to-maturity securities and are recorded at amortized cost in the accompanying consolidated balance sheet. The fair values of these investments were estimated using recently executed transactions and market price quotations. The Company considers current assets as those investments which will mature within the next 12 months including interest receivable on long-term bonds.

The composition of the Company’s marketable securities are as follows:

(In thousands)	December 31, 2022	December 31, 2021
Current marketable securities
Municipal bonds	$—	$9,961
Corporate bonds	427	34,589
Mutual funds	33	—
	$460	$44,550

At December 31, 2022, marketable securities consisted of the following:

(In thousands)	Amortized cost	Unrealized gain (loss)	Estimated fair value
Current marketable securities (due within 1 year)
Corporate bonds	$427	$—	$427
Mutual funds	33	—	33
	$460	$—	$460

At December 31, 2021, marketable securities consisted of the following:

(In thousands)	Amortized cost	Unrealized loss	Estimated fair value
Current marketable securities (due within 1 year)
Municipal bonds	$9,961	$(9)	$9,952
Corporate bonds	34,589	(72)	34,517
	$44,550	$(81)	$44,469

AGRIFY CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Note 4 — Fair Value Measures (cont.)

Contingent Consideration

The Company has classified its net liability for contingent earn-out considerations to the sellers relating to one acquisition completed during the first quarter of 2022 and two acquisitions completed during fiscal 2021. The fair value for the contingent consideration associated with these acquisitions is within Level 3 of the fair value hierarchy because the associated fair value is determined using significant unobservable inputs, which included the key assumptions to model future revenue, costs of goods sold, and operating expense projections. A description of the Company’s acquisitions completed during the first quarter of 2022 and fiscal 2021 are included within Note 8 — Business Combinations, included elsewhere in the notes to the consolidated financial statements.

	Year Ended December 31,
(In thousands)	2022	2021
Contingent consideration – beginning of period	$6,137	$—
Accrued contingent consideration	1,420	4,725
Accretion of contingent consideration	149	—
Cash paid and Common Stock issued for contingent liabilities	(5,550)	—
Change in estimated fair value	(2,156)	1,412
Contingent consideration – end of period	$—	$6,137

The Company included contingent consideration within accrued expenses and other current liabilities in its consolidated balance sheets as of December 31, 2022 and 2021.

See below for additional information related to each acquisition’s contingent consideration.

Contingent Consideration — PurePressure

The Company, in its review of actual revenue performance as compared to its originally projected revenue estimates, noted that PurePressure’s revenue trend is materially below the originally estimated revenue trends incorporated into the Company’s original fair value estimates at the time of the acquisition. As a result, the Company has reduced its fair value estimate of achievement for PurePressure’s first earn-out period. During the third quarter ended September 30, 2022, the Company reduced the estimated fair value of the contingent consideration liability associated with PurePressure’s first earn-out period by approximately $602 thousand and their second earn-out by approximately $170 thousand. As required by ASC Topic 805 Business Combination (“ASC 805”), the change in contingent consideration was recorded as a reduction in operating expenses during the third and fourth quarters of 2022, respectively.

Contingent Consideration — Lab Society

The Company, in its review of actual revenue performance as compared to its originally projected revenue estimates, noted that Lab Society’s revenue trend is materially below the originally estimated revenue trends incorporated into the Company’s original fair value estimates at the time of the acquisition. As a result, the Company has reduced its fair value estimate of achievement for Lab Society’s first earn-out period. During the second quarter ended June 30, 2022, the Company reduced the estimated fair value of the contingent consideration liability associated with Lab Society’s first earn-out period by approximately $1.0 million and their second earn-out by approximately $484 thousand. As required by ASC 805, the change in contingent consideration was recorded as a reduction in operating expenses during the second and fourth quarters of 2022, respectively.

Contingent Consideration — Precision and Cascade

The earn-out period for the potential contingent consideration to be earned by the former members of Precision and Cascade concluded on December 31, 2021. The Company, during the second quarter of 2022, increased the amount of the contingent consideration earned by the former members of Precision and Cascade by approximately

AGRIFY CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Note 4 — Fair Value Measures (cont.)

$121 thousand to reflect the final contingent consideration amount due. This amount was recorded as an increase in operating expenses during the second quarter of 2022. During the year ended December 31, 2022, the Company made the final payment on the contingent consideration of approximately $5.6 million to the members of Precision and Cascade. Additional information regarding the Company’s final payment to Precision and Cascade may be found in Note 8 — Business Combinations, included elsewhere in the notes to the consolidated financial statements.

Warrant Liabilities

The estimated fair value of the warrant liabilities on December 31, 2022 is determined using Level 3 inputs. Inherent in a Black-Scholes option-pricing model are assumptions used in calculating the estimated fair values that represent the Company’s best estimate. The volatility rate is determined utilizing the Company’s own share price and the share price of competitors over time.

However, inherent uncertainties are involved. If factors or assumptions change, the estimated fair values could be materially different.

January 2022 Warrants

The following table summarizes the Company’s assumptions used in the valuation for the year ended December 31, 2022:

Stock price	$6.66
Option exercise price	$1,496.00
Expected term (Years)	4.58
Volatility	98.3%
Discount rate (Treasury yield)	4.05%

The following table sets forth a summary of the changes in the fair value of the Level 3 warrant liabilities for the year ended December 31, 2022:

(In thousands)	Year Ended December 31, 2022
Warrant liabilities – beginning of period	$—
Initial fair value of warrant liabilities	10,969
Change in estimated fair value	(10,965)
Warrant liabilities – end of period	$4

March 2022 Warrants

The following table summarizes the Company’s assumptions used in the valuation for the year ended December 31, 2022:

Stock price	$6.66
Option exercise price	$430.00
Expected term (Years)	5.13
Volatility	97.96%
Discount rate (Treasury yield)	3.99%

AGRIFY CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Note 4 — Fair Value Measures (cont.)

The following table sets forth a summary of the changes in the fair value of the Level 3 warrant liabilities for the year ended December 31, 2022:

(In thousands)	Year Ended December 31, 2022
Warrant liabilities – beginning of period	$—
Initial fair value of warrant liabilities	29,522
Change in estimated fair value	(31,133)
Component of loss on debt extinguishment	1,645
Warrant liabilities – end of period	$34

August 2022 Warrants

The following table summarizes the Company’s assumptions used in the valuation for the year ended December 31, 2022:

Stock price	$6.66
Option exercise price	$246.00
Expected term (Years)	5.13
Volatility	97.96%
Discount rate (Treasury yield)	3.99%

The following table sets forth a summary of the changes in the fair value of the Level 3 warrant liabilities for the year ended December 31, 2022:

(In thousands)	Year Ended December 31, 2022
Warrant liabilities – beginning of period	$—
Initial fair value of warrant liabilities	10,212
Change in estimated fair value	(9,876)
Warrants settled in period	(243)
Warrant liabilities – end of period	$93

December 2022 Warrants

The following table summarizes the Company’s assumptions used in the valuation for the year ended December 31, 2022:

Stock price	$6.66
Option exercise price	$13.00
Expected term (Years)	4.98
Volatility	98.00%
Discount rate (Treasury yield)	3.99%

AGRIFY CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Note 4 — Fair Value Measures (cont.)

The following table sets forth a summary of the changes in the fair value of the Level 3 warrant liabilities for the year ended December 31, 2022:

(In thousands)	Year Ended December 31, 2022
Warrant liabilities – beginning of period	$—
Initial fair value of warrant liabilities	4,924
Change in estimated fair value	930
Warrant liabilities – end of period	$5,854

Note 5 — Loans Receivable

A portion of the capital raised from the Company’s IPO was allocated to launch the Company’s TTK Solution program. The TTK Solution is the industry’s first-of-its-kind program in which the Company engages with qualified cannabis operators in the early phases of their business plans and provides critical support, typically over a 10-year period, which includes: access to capital for construction costs, the design and build-out of their cultivation and extraction facilities, state-of-the-art cultivation and extraction equipment, subscription to the Company’s Agrify Insights™, process design, training, implementation, proven grow recipes, product formulations, data analytics, and consumer branding.

The Company recorded $11.3 million in loan reserves during the fourth quarter of 2022, related to three customer balances that were fully or partially reserved.

On September 15, 2022, the Company provided a notice of default under the term loan agreement between the Company and Bud & Mary’s (the “Bud & Mary’s TTK Agreement”). On October 5, 2022, Bud & Mary’s Cultivation, Inc. (the “Bud & Mary’s”) filed a complaint in the Superior Court of Massachusetts in Suffolk County naming the Company as defendant. Bud & Mary’s is seeking, among other relief, monetary damages in connection with alleged unfair or deceptive trade practices, breach of contract and conversion arising from the Bud & Mary’s TTK Agreement. In response, the Company established a reserve of $14.7 million specifically related to Bud & Mary’s. The Company deemed it necessary to fully reserve the $14.7 million outstanding balance in the third quarter of 2022 due to the litigation and the uncertainty of the customer’s ability to repay the outstanding balance. The Company believes that Bud & Mary’s claims have no merit and intends to defend itself vigorously. The Company is taking all necessary steps to pursue repayment from Bud & Mary’s and is taking all actions necessary to protect its shareholders’ interests.

During the year ended December 31, 2022, the Company established a reserve of approximately $12.5 million specifically related to Greenstone. Greenstone is a related party because one of the Company’s former Agrify Brands employees and its VP of Engineering had a minority ownership. The Company established the reserve based upon its review of Greenstone’s financial stability, which would impact collectability, which is primarily the result of unfavorable market conditions within the Colorado market. The Company will continue to monitor the operations of Greenstone in an effort to collect all outstanding receivables, but due to the uncertain nature of Greenstone’s business at this time the Company has made the decision to place a reserve against the receivables. Greenstone is a related party as of December 31, 2022 and 2021.

AGRIFY CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Note 5 — Loans Receivable (cont.)

The breakdown of loans receivable by customer as of December 31, 2022 and 2021 were as follows:

(In thousands)	December 31, 2022	December 31, 2021
Bud & Mary’s – TTK Solution	$14,691	$5,542
Greenstone – TTK Solution – Greenstone is a related party because one of the Company’s former Agrify Brands employees and its VP of Engineering had a minority ownership	12,457	11,177
Company Customer Number 136 – TTK Solution	9,048	2,439
Company Customer Number 125 – TTK Solution	5,890	1,105
Company Customer Number 71 – Non-TTK Solution(1)	3,178	1,946
Company Customer Number 140 – TTK Solution(2)	—	46
TTK Solution – Allowance for doubtful accounts(3)	(33,050)	—
Total loan receivable	$12,214	$22,255

____________

(1)      The current portion of loan receivable is included within Note 3 — Supplemental Consolidated Balance Sheet Information, included elsewhere in the notes to the consolidated financial statements.

(2)      The balance was written off at December 31, 2022 due to the cancellation of this TTK Solution project.

(3)      The Company established an allowance for doubtful accounts of approximately $14.7 million related to Bud & Mary’s ongoing litigation. Approximately $12.5 million relates to Greenstone, which is a related party because one of the Company’s former Agrify Brands employees and its VP of Engineering had a minority ownership, consisting of capital advances, accrued interest, and VFUs sales. Approximately $4.5 million relates to Hannah, and $1.4 million relates to WhiteCloud.

At this time, the Company is not aware of, nor has it identified any risk or potential performance failure associated with any of its TTK Solution arrangements, other than the noted exceptions of Bud & Mary’s TTK Solution and Greenstone TTK Solution, which is a related party, as described above.

The Company analyzed whether any of the above customers are a VIE in accordance with ASC 810 and if so, whether the Company is the primary beneficiary requiring consolidation. Based on the Company’s analysis, the Company has determined that Greenstone, which is a related party because one of the Company’s former Agrify Brands employees and its VP of Engineering had a minority ownership, is a VIE. As of December 31, 2022, two of the Company’s employees own approximately 36.6% of the equity of Greenstone, however, since the Company is not the primary beneficiary and does not hold significant influence over Greenstone business decisions, the Company is not required to consolidate Greenstone.

Note 6 — Inventory

Inventories are stated at the lower of cost or net realizable value, with cost principally determined by the weighted-average cost method on a first-in, first-out basis. Such costs include the acquisition cost for raw materials and operating supplies. The Company’s standard payment terms with suppliers may require making payments in advance of delivery of the Company’s products. The Company’s prepaid inventory is a short-term, non-interest-bearing asset that is applied to the purchase of products once they are delivered.

Inventory consisted of the following as of December 31, 2022 and 2021 as follows:

(In thousands)	December 31, 2022	December 31, 2021
Raw materials	$24,960	$6,393
Prepaid inventory	15,506	2,237
Finished goods	13,352	12,810
Inventory, gross	53,818	21,440
Inventory reserves	(32,422)	(942)
Total inventory, net	$21,396	$20,498

AGRIFY CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Note 6 — Inventory (cont.)

Inventory Reserves

The Company establishes an inventory reserve for obsolete, slow-moving, and defective inventory. The Company calculates inventory reserves for obsolete, slow-moving, or defective items as the difference between the cost of inventory and its estimated net realizable value. The reserves are based upon management’s expected method of disposition.

Changes in the Company’s inventory reserve are as follows:

(In thousands)	Year Ended December 31,
	2022	2021
Inventory reserves – beginning of period	$942	$—
Increase in inventory reserves	31,480	942
Inventory reserves – end of period	$32,422	$942

Note 7 — Goodwill and Intangible Assets, Net

Intangible assets are initially recorded at fair value and tested periodically for impairment. Goodwill represents the excess of the purchase price over the fair value of identifiable tangible and intangible assets acquired and liabilities assumed in a business combination and is tested at least annually for impairment. The Company performs its goodwill impairment testing annually during the fourth quarter, or sooner if indicators or if circumstances were to occur that would more likely than not reduce the fair value of the Company’s reporting unit below its carrying amount. The Company would recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value, not to exceed the total amount of goodwill.

The Company has concluded that there was an impairment-triggering event during the quarter ended June 30, 2022 that required the Company to perform a detailed analysis of the current carrying value of its goodwill and intangible assets. For goodwill and intangible asset impairment testing purposes, the Company has one reporting unit.

During the quarter ended June 30, 2022, the Company’s market capitalization fell below total net assets. In addition, financial performance continued to weaken during the quarter, which was contrary to prior experience. Management reassessed business performance expectations following persistent adverse developments in equity markets, deterioration in the environment in which the Company operates, lower-than-expected sales, and an increase in operating expenses. These indicators, in the aggregate, required impairment testing for goodwill and intangible assets.

Based on the results of this testing, the Company determined that the carrying values of the aggregate value of its goodwill and intangible assets were not recoverable. The Company recorded impairment charges during the second quarter of 2022, representing a full impairment of the carrying value of its goodwill and intangible assets. The Company recorded an impairment charge of approximately $69.9 million, representing the carrying values of goodwill and intangible assets, which totaled $54.7 million and $15.2 million, respectively.

Changes in goodwill consisted of the following:

	Year Ended December 31,
(In thousands)	2022	2021
Goodwill – beginning of period	$50,090	$632
Goodwill acquired during period	4,368	49,458
Goodwill purchase accounting adjustment	289	—
Goodwill impairment loss	(54,747)	—
Goodwill – end of period	$—	$50,090

AGRIFY CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Note 7 — Goodwill and Intangible Assets, Net (cont.)

Intangible assets, net as of December 31, 2022 were as follows:

	Intangible Assets, Gross			Accumulated Amortization and Impairment			Intangible Assets, Net
(In thousands)	January 1, 2022	Additions	December 31, 2022	January 1, 2022	Expense and Impairments, net	December 31, 2022	January 1, 2022	December 31, 2022
Trade names	$2,418	$317	$2,735	$(227)	$(2,508)	$(2,735)	$2,191	$—
Customer relationships	6,176	713	6,889	(302)	(6,587)	(6,889)	5,874	—
Acquired developed technology	4,911	1,432	6,343	(191)	(6,152)	(6,343)	4,720	—
Non-compete agreements	1,202	—	1,202	(60)	(1,142)	(1,202)	1,142	—
Capitalized website costs	245	—	245	(100)	(145)	(245)	145	—
Total	$14,952	$2,462	$17,414	$(880)	$(16,534)	$(17,414)	$14,072	$—

Intangible assets, net as of December 31, 2021 was as follows:

	Intangible Assets, Gross			Accumulated Amortization			Intangible Assets, Net
(In thousands)	January 1, 2021	Additions	December 31, 2021	January 1, 2021	Expense	December 31, 2021	January 1, 2021	December 31, 2021
Trade names	$930	$1,488	$2,418	$(88)	$(139)	$(227)	$842	$2,191
Customer relationships	850	5,326	6,176	(89)	(213)	(302)	761	5,874
Acquired developed technology	—	4,911	4,911	—	(191)	(191)	—	4,720
Non-compete agreements	—	1,202	1,202	—	(60)	(60)	—	1,142
Capitalized website costs	139	106	245	(48)	(52)	(100)	91	145
Total	$1,919	$13,033	$14,952	$(225)	$(655)	$(880)	$1,694	$14,072

Amortization expense recorded in general and administrative expense in the consolidated statements of operations were $1.4 million and $655 thousand for the years ended December 31, 2022 and 2021, respectively.

Note 8 — Business Combinations

Acquisition of Lab Society

On February 1, 2022, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Lab Society, a newly-formed wholly-owned subsidiary of the Company (“Merger Sub”), Michael S. Maibach Jr., as the Owner Representative thereunder, and each of the shareholders of Lab Society (collectively, the “Owners”), pursuant to which the Company agreed to acquire Lab Society. Concurrently with the execution of the Merger Agreement, the Company consummated the merger of Lab Society with and into Merger Sub, with Merger Sub surviving such merger as a wholly-owned subsidiary of the Company (the “Lab Society Acquisition”).

The aggregate consideration for the Lab Society Acquisition consisted of $4.0 million in cash, subject to certain adjustments for working capital, cash, and indebtedness of Lab Society at closing, 2,128 shares of Common Stock (the “Buyer Shares”), and the Earn-out Consideration (as defined below), to the extent earned.

The Company withheld 638 of the Buyer Shares issuable to the Owners (the “Holdback Lab Buyer Shares”) for the purpose of securing any post-closing adjustment owed to the Company and any claim for indemnification or payment of damages to which the Company may be entitled under the Merger Agreement. During the third quarter of 2022, 139 of the Holdback Lab Buyer Shares were forfeited after the finalization of the net working capital settlement. The remaining 499 Holdback Lab Buyer Shares were released following the twelve-month anniversary of the Closing Date in accordance with and subject to the conditions of the Merger Agreement.

AGRIFY CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Note 8 — Business Combinations (cont.)

The Merger Agreement includes customary post-closing adjustments, representations and warranties, and covenants of the parties. The Owners may become entitled to additional consideration with a value of up to $3.5 million based on the eligible net revenues achieved by the Lab Society business during the fiscal years ending December 31, 2022 and December 31, 2023, of which 50% will be payable in cash and the remaining 50% will be payable by issuing shares of Common Stock. Additional information regarding the Company’s contingent consideration arrangements may be found in Note 4 — Fair Value Measures, included elsewhere in the notes to the consolidated financial statements.

Transaction and related costs, consisting primarily of professional fees, related to the acquisition, totaled approximately $66 thousand and $0 for the years ended December 31, 2022 and 2021, respectively. All transaction and related costs were expensed as incurred and are included in general and administrative expense.

The Company has prepared purchase price allocations for the business combination. The following table sets forth the components and the allocation of the purchase price for the business combination:

(In thousands)
Purchase price consideration
Closing proceeds	$4,002
Transaction expenses	80
Closing buyer shares	1,904
Holdback buyer shares	816
Earn-out consideration	1,420
Working capital adjustment	(255)
Fair value of total consideration transferred	7,967
Total purchase price, net of cash acquired	$7,402

Fair value allocation of purchase price
Cash and cash equivalents	$565
Accounts receivable	511
Inventory	2,130
Prepaid expenses and other current receivables	55
Right – of-use assets, net	304
Property and equipment, net	177
Prepaid and refundable taxes	194
Accounts payable, accrued expenses, and other current liabilities	(1,224)
Deferred revenue	(963)
Deferred tax liability	(237)
Finance lease liabilities, current	(36)
Finance lease liabilities, non-current	(35)
Operating lease liabilities, current	(112)
Operating lease liabilities, non-current	(192)
Acquired intangible assets	2,462
Goodwill	4,368
Total purchase price	$7,967

AGRIFY CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Note 8 — Business Combinations (cont.)

Identified intangible assets consist of trade names, technology, and customer relationships. The fair value of intangible assets and the determination of their respective useful lives were made in accordance with ASC 805 and are outlined in the table below:

(In thousands)	Asset Value	Useful Life
Identified intangible assets
Trade names	$317	5 years
Acquired developed technology	1,432	8 years
Customer relationships	713	6 years
Total identified intangible assets	$2,462

The Company’s initial fair value estimates related to the various identified intangible assets of Lab Society were determined under various valuation approaches including the Income Approach, Relief-from-Royalty Method, and Discounted Cash Flow Method. These valuation methods require management to project revenues, operating expenses, working capital investment, capital spending, and cash flows for the reporting unit over a multiyear period, as well as determine the weighted-average cost of capital to be used as a discount rate.

During the quarter ended June 30, 2022, the Company identified an impairment-triggering event associated with both a sustained decline in the Company’s stock price and associated market capitalization, as well as a second-quarter slowdown in the cannabis industry as a whole. Due to these factors, the Company deemed that there was an impairment to the carrying value of its property and equipment and accordingly performed interim testing as of June 30, 2022. Based on its interim testing, the Company noted that the entire carrying value of its goodwill and intangible assets were impaired. Additional information regarding the Company’s interim testing on goodwill and intangible assets may be found in Note 7 — Goodwill and Intangible Assets, Net, included elsewhere in the notes to the consolidated financial statements.

The amount of revenue of Lab Society included in the consolidated statements of operations from the acquisition date of February 1, 2022 to December 31, 2022 was $4.5 million.

Acquisition of Precision and Cascade

On September 29, 2021 (the “Execution Date”), the Company entered into a Plan of Merger and Equity Purchase Agreement, as amended by an amendment dated October 1, 2021 (as amended, the “Purchase Agreement”), with Sinclair Scientific, LLC, a Delaware limited liability company (“Sinclair”), Mass2Media, LLC, Precision, a Michigan limited liability company; and each of the equity holders of Sinclair named therein (collectively, the “Sinclair Members”). On October 1, 2021, the Company consummated the transactions contemplated by the Purchase Agreement.

Subject to the terms and conditions set forth in the Purchase Agreement, Sinclair transferred to the Company, and the Company purchased (the “Interest Purchase”) from Sinclair, 100% of the equity interests of Cascade, a Delaware limited liability company, such that immediately after the consummation of such Interest Purchase, Cascade became a wholly-owned subsidiary of the Company, and Precision merged (the “Merger”) with and into a newly-formed wholly-owned subsidiary of the Company, Precision Extraction NewCo, LLC.

The aggregate consideration for the Interest Purchase and the Merger consisted of the sum of $30 million in cash, plus consideration payable to holders of outstanding Sinclair equity awards, subject to certain adjustments for working capital, cash, and indebtedness, payable in connection with the Interest Purchase; the number of shares of Common Stock, subject to adjustment, equal to the quotient of $20.0 million divided by the volume weighted average price per share of Common Stock on The Nasdaq Capital Market for the 30 consecutive trading days ending on the Execution Date (the “VWAP Price”), issuable in connection with the Merger; Holdback Buyer Shares; and the True-Up Buyer Shares, issuable in connection with the Merger.

AGRIFY CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Note 8 — Business Combinations (cont.)

The Company withheld 588 shares issuable to certain members (the “Holdback Buyer Shares”) for the purpose of securing any post-closing adjustment owed to the Company and any claim for indemnification or payment of damages to which the Company may be entitled under the Purchase Agreement. These shares were not released as of December 31,2022.

The Purchase Agreement included customary post-closing adjustments, representations and warranties, and covenants of the parties. The Sinclair Members became entitled to additional shares of Common Stock (the “True-Up Buyer Shares”) and cash (together with the True-Up Buyer Shares, the “Aggregate True-Up Payment”) based on the eligible net revenues (as defined in the Purchase Agreement) achieved by the Cascade and Precision businesses during the fiscal year ending December 31, 2021.

On August 10, 2022, the Company entered into a post-closing adjustment settlement agreement (“Agreement”) with Sinclair. The Agreement was entered into in connection with the Purchase Agreement. According to the Purchase Agreement, $2.5 million was held by the escrow agent as the Adjustment Escrow Amount, $4.5 million was held by the escrow agent as the Indemnity Escrow Amount. On August 17, 2022, the Company made the final Aggregate True-up Payment of approximately $5.6 million, of which $3.3 million was paid in cash and 435 True-Up Buyer Shares were released to the Sinclair Members, and the Company received $1.4 million from the Adjustment Escrow Amount, and the remaining $1.1 million balance of the Adjustment Escrow Amount became part of the Indemnity Escrow Amount.

Transaction and related costs, consisting primarily of professional fees, related to the acquisition, totaled approximately $63 thousand and $4.0 million for the years ended December 31, 2022 and 2021, respectively. All transaction and related costs were expensed as incurred and are included in general and administrative expense.

The following table sets forth the components and the allocation of the purchase price for the business combination:

(In thousands)
Purchase price consideration
Cash paid to Sinclair Members at the close	$23,000
Cash contributed to escrow accounts at the close	7,000
Cash paid for excess net working capital	1,430
Stock issued at the close	14,535
Fair value of contingent consideration to be achieved	3,953
Fair value of total consideration transferred	49,918
Total purchase price, net of cash acquired	$48,630

Fair value allocation of purchase price
Cash and cash equivalents	$1,288
Accounts receivable	897
Inventory	6,761
Prepaid expenses and other current receivables	1,736
Property and equipment, net	970
Right-of-use assets, net	730
Capitalized web costs, net	2
Accounts payable and accrued expenses	(9,223)
Deferred revenue	(5,419)
Long-term debt	(1,961)
Operating lease liabilities, current	(392)
Operating lease liabilities, non-current	(362)
Acquired intangible assets	9,889
Goodwill	45,002
Total purchase price	$49,918

AGRIFY CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Note 8 — Business Combinations (cont.)

Identified intangible assets consist of trade names, technology, non-compete agreements, and customer relationships. The fair value of intangible assets and the determination of their respective useful lives were made in accordance with ASC 805 and are outlined in the table below:

(In thousands)	Asset Value	Useful Life
Identified intangible assets
Trade names	$1,260	6 to 7 years
Acquired developed technology	3,818	5 years
Non-compete agreements	1,202	5 years
Customer relationships	3,609	7 to 8 years
Total identified intangible assets	$9,889

The Company’s initial fair value estimates related to the various identified intangible assets were determined under various valuation approaches including the Income Approach, Relief-from-Royalty Method, and Discounted Cash Flow Method. These valuation methods require management to project revenues, operating expenses, working capital investment, capital spending, and cash flows for the reporting unit over a multiyear period, as well as determine the weighted-average cost of capital to be used as a discount rate.

During the quarter ended June 30, 2022, the Company identified an impairment-triggering event associated with both a sustained decline in the Company’s stock price and associated market capitalization, as well as a second-quarter slowdown in the cannabis industry as a whole. Due to these factors, the Company deemed that there was an impairment to the carrying value of its property and equipment and accordingly performed interim testing as of June 30, 2022. Based on its interim testing, the Company noted that the entire carrying value of its goodwill and intangible assets were impaired. Additional information regarding the Company’s interim testing on goodwill and intangible assets may be found in Note 7 — Goodwill and Intangible Assets, Net, included elsewhere in the notes to the consolidated financial statements.

Acquisition of PurePressure

On December 31, 2021, the Company entered into a Membership Interest Purchase Agreement (the “Pure Purchase Agreement”) with PurePressure, LLC, a Colorado Limited liability company (“PurePressure”), and the members of PurePressure (collectively, the “Members”), Benjamin Britton as the Member Representative thereunder, and each of the Members. Concurrently with the execution of the Pure Purchase Agreement, the Company consummated the acquisition of all the outstanding equity interests of PurePressure, such that immediately after the consummation of such purchase, PurePressure became a wholly-owned subsidiary of the Company (the “Acquisition”).

The aggregate consideration for the Acquisition consisted of $4.0 million in cash, subject to certain adjustments for working capital, cash, and indebtedness of PurePressure at closing; 1,646 shares of Common Stock (the “Buyer Shares”); and the Earn-out Consideration (as defined below), to the extent earned.

The Company withheld 444 of the Buyer Shares issuable to certain Members (the “Holdback Buyer Shares”) for the purpose of securing any post-closing adjustment owed to the Company and any claim for indemnification or payment of damages to which the Company may be entitled under the Pure Purchase Agreement. During the third quarter of 2022, 72 of the Holdback Buyer Shares were forfeited after the finalization of the net working capital settlement. On January 31, 2023, the remaining 372 Holdback Buyer Shares were released, including 6 Holdback Buyer Shares that were withheld to cover a tax indemnification claim in accordance with the Purchase Agreement.

The Pure Purchase Agreement includes customary post-closing adjustments, representations and warranties, and covenants of the parties. The Members may become entitled to additional consideration with a value of up to $3.0 million based on the eligible net revenues achieved by the PurePressure business during the fiscal years ending December 31, 2022 and December 31, 2023, of which 40% will be payable in cash and the remaining 60% will be

AGRIFY CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Note 8 — Business Combinations (cont.)

payable by issuing shares of Common Stock (collectively, the “Earn-out Consideration”). Additional information regarding the Company’s contingent consideration arrangements may be found in Note 4 — Fair Value Measures, included elsewhere in the notes to the consolidated financial statements.

Subject to certain customary limitations, the Members will indemnify the Company and its affiliates, officers, directors, and other agents against certain losses related to, among other things, breaches of the Members’ and PurePressure’s representations and warranties, indebtedness, transaction expenses, pre-closing taxes, and the failure to perform covenants or obligations under the Pure Purchase Agreement, and the Company will indemnify the Members and their respective affiliates, officers, directors, and other agents against certain losses related to, among other things, breaches of the Company’s representations and warranties and the failure to perform covenants or obligations under the Pure Purchase Agreement.

Transaction and related costs, consisting primarily of professional fees, related to the acquisition, totaled approximately $563 thousand and $0 for the years ended December 31, 2022 and 2021, respectively. All transaction and related costs were expensed as incurred and are included in general and administrative expense.

The Company has prepared purchase price allocations for the business combination. The following table sets forth the components and the allocation of the purchase price for the business combination:

(In thousands)
Purchase price consideration
Closing proceeds	$3,613
Indebtedness paid	320
Transaction expenses	115
Closing buyer shares	2,211
Holdback buyer shares	654
Earn-out consideration	707
Working capital adjustment	330
Fair value of total consideration transferred	7,950
Total purchase price, net of cash acquired	$7,647

Fair value allocation of purchase price
Cash and cash equivalents	$303
Accounts receivable, net	48
Inventory	1,537
Property and equipment, net	219
Right-of-use assets, net	191
Prepaid expenses and other current receivables	61
Other non-current assets	16
Accounts payable and accrued expenses	(765)
Deferred revenue	(762)
Operating lease liabilities, current	(117)
Operating lease liabilities, non-current	(74)
Finance lease liabilities, current	(4)
Finance lease liabilities, non-current	(10)
Notes payable, current	(260)
Notes payable, non-current	(12)
Acquired intangible assets	3,037
Goodwill	4,542
Total purchase price	$7,950

AGRIFY CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Note 8 — Business Combinations (cont.)

Identified intangible assets consist of trade names, technology, and customer relationships. The fair value of intangible assets and the determination of their respective useful lives were made in accordance with ASC 805 and are outlined in the table below:

(In thousands)	Asset Value	Useful Life
Identified intangible assets
Trade name	$227	5 years
Acquired developed technology	1,093	8 years
Customer relationships	1,717	5 years
Total identified intangible assets	$3,037

During the quarter ended June 30, 2022, the Company identified an impairment-triggering event associated with both a sustained decline in the Company’s stock price and associated market capitalization, as well as a second-quarter slowdown in the cannabis industry as a whole. Due to these factors, the Company deemed that there was an impairment to the carrying value of its property and equipment and accordingly performed interim testing as of June 30, 2022. Based on its interim testing, the Company noted that the entire carrying value of its goodwill and intangible assets were impaired. Additional information regarding the Company’s interim testing on goodwill and intangible assets may be found in Note 7 — Goodwill and Intangible Assets, Net, included elsewhere in the notes to the consolidated financial statements.

Note 9 — Debt

The Company’s debt consisted of:

(In thousands)	December 31, 2022	December 31, 2021
Note payable – Exchange Note	$31,975	$—
PPP Loan	656	804
Navitas Loan	23	—
Other notes payable	—	297
Total debt	32,654	1,101
Less: unamortized debt discount	(3,414)	—
Total debt, net of debt discount	29,240	1,101
Less: current portion, net of current unamortized debt discount	(28,833)	(1,089)
Long-term debt	$407	$12

Note Payable

Securities Purchase Agreement

On March 14, 2022, the Company entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with the Investor, pursuant to which the Company agreed to issue and sell to the Investor, in a private placement transaction, in exchange for the payment by the Investor of $65.0 million, less applicable expenses, as set forth in the Securities Purchase Agreement, a senior secured promissory note in an aggregate principal amount of $65.0 million (the “SPA Note”), and a SPA Warrant to purchase up to an aggregate of 34,406 shares of Common Stock.

August 2022 Securities Exchange Agreement

On August 18, 2022, the Company reached an agreement with the Investor to amend its existing senior SPA Note and entered into the August 2022 Exchange Agreement. Pursuant to the August 2022 Exchange Agreement, the Company partially paid $35.2 million along with approximately $300 thousand in repayments for other fees under the

AGRIFY CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Note 9 — Debt (cont.)

SPA Note and exchanged the remaining balance of the SPA Note for an Exchange Note with an aggregate original principal amount of $35.0 million and a new Note Exchange Warrant to purchase 71,139 shares of Common Stock and modified an existing SPA Warrants to purchase up to an aggregate of 34,406 shares of Common Stock. The Company exchanged the SPA Warrant for new August 2022 Warrants.

The Exchange Note is a senior secured obligation of the Company and ranks senior to all indebtedness of the Company. The Exchange Note will mature on the three-year anniversary of its issuance (the “Maturity Date”) and contains a 9.0% annualized interest rate, with interest to be paid monthly, in cash, beginning September 1, 2022. The principal amount of the Exchange Note will be payable on the Maturity Date, provided that the Investor will be entitled to a cash sweep of 20% of the proceeds received by the Company in connection with any equity financing, which will reduce the outstanding principal amount under the Exchange Note.

At any time, the Company may prepay all of the Exchange Note by redemption at a price equal to 102.5% of the then-outstanding principal amount under the Note plus accrued but unpaid interest. The Investor will also have the option of requiring the Company to redeem the Exchange Note on the one-year or two-year anniversaries of issuance at a price equal to the then-outstanding principal amount under the Exchange Note plus accrued but unpaid interest, or if the Company undergoes a fundamental change at a price equal to 102.5% of the then-outstanding principal amount under the Exchange Note plus accrued but unpaid interest.

The Exchange Note imposes certain customary affirmative and negative covenants upon the Company, as well as covenants that restrict the Company and its subsidiaries from incurring any additional indebtedness or suffering any liens, subject to specified exceptions, restrict the ability of the Company and its subsidiaries from making certain investments, subject to specified exceptions, restrict the declaration of any dividends or other distributions, subject to specified exceptions, require the Company not to exceed maximum levels of allowable cash spend while the Exchange Note is outstanding, and require the Company to maintain minimum amounts of cash on hand. If an event of default under the Exchange Note occurs, the Investor can elect to redeem the Exchange Note for cash equal to 115% of the then-outstanding principal amount of the Note (or such lesser principal amount accelerated by the Investor), plus accrued and unpaid interest, including default interest, which accrues at a rate per year equal to 15% from the date of a default or event of default.

Until the date the Exchange Note is fully repaid, the Investor has, subject to certain exceptions, the right to participate for up to 30% of any offering of debt, equity (other than an offering of solely Common Stock), or equity-linked securities, including without limitation any debt, preferred stock, or other instrument or security, of the Company or its subsidiaries.

The Modified Warrant has an exercise price of $430.00 per share, subject to adjustment for stock splits, reverse stock splits, stock dividends, and similar transactions, will be exercisable on and after the six-month anniversary of issuance, have a term of five and one-half years from the date of issuance, and will be exercisable on a cash basis, unless there is not an effective registration statement covering the resale of the shares issuable upon exercise of the Modified Warrant (the “Modified Warrant Shares”) or if shareholder approval for the full exercise of the Modified Warrant is not received, in which case the Modified Warrant will also be exercisable on a cashless exercise basis at the Investor’s election.

The Note Exchange Warrant has an exercise price of $246.00 per share, subject to adjustment for stock splits, reverse stock splits, stock dividends, and similar transactions, were exercisable upon issuance, and have a term of five and one-half years from the date of issuance and will be exercisable on a cash basis, unless there is not an effective registration statement covering the resale of the shares issuable upon exercise of the Warrant (the “Note Exchange Warrant Shares” and, together with the Modified Warrant Shares, the “Exchange Warrant Shares”) or if shareholder approval for the full exercise of the Note Exchange Warrant is not received, in which case the Note Exchange Warrant will also be exercisable on a cashless exercise basis at the Investor’s election. Until the Company completed a qualified equity financing of at least $15.0 million, which requirement was satisfied with sales under the ATM Program, the Note Exchange Warrant’s exercise price would have been reduced to the extent the Company issued securities, subject

AGRIFY CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Note 9 — Debt (cont.)

to certain exceptions, for a lower purchase price. The Note Exchange Warrant also prohibited the Company, until following the completion of such qualified equity financing, from issuing warrants with more favorable or preferential terms and/or provisions.

The August 2022 Warrants will each provide that in no event will the number of shares of Common Stock issued upon exercise of such warrant result in the Investor’s beneficial ownership exceeding 4.99% of the Company’s shares of Common Stock outstanding at the time of exercise (which percentage may be decreased or increased by the Investor, but to no greater than 9.99%, and provided that any increase above 4.99% will not be effective until the sixty-first day after notice of such request by the Investor to increase its beneficial ownership limit has been delivered to the Company).

During the year ended December 31, 2022, the Company issued 2,000 shares of its Common Stock pursuant to the cashless exercise of August 2022 Warrants. As of December 31, 2022, the Company had outstanding liability-classified August 2022 Warrants that allow the Investor to purchase 100,544 shares of the Company’s Common Stock. Additional information regarding the Company’s August 2022 Warrants may be found in Note 1 — Overview, Basis of Presentation, and Significant Accounting Policies and Note 4 — Fair Value Measures, included elsewhere in the notes to the consolidated financial statements.

The following table summarizes the short-term and long-term portions of the Exchange Note as of December 31, 2022:

(In thousands)	Short-Term	Long-Term	Notes Payable, Net
Principal	$31,975	$—	$31,975
Unamortized discount	(3,414)	—	(3,414)
Net carrying amount	$28,561	$—	$28,561

Paycheck Protection Program Loan

Paycheck Protection Program Loans under the Coronavirus Aid, Relief, and Economic Security Act

In May 2020, the Company entered into a PPP Loan with Bank of America pursuant to the PPP under the CARES Act administered by the SBA.

The Company received total proceeds of approximately $779 thousand from the unsecured PPP Loan, which was originally scheduled to mature on May 7, 2022. The Company applied for forgiveness on the $779 thousand of PPP loan, but forgiveness was denied by the SBA. On June 23, 2022, the Company received a letter from Bank of America agreeing to extend the maturity date to May 7, 2025 and the loan bears interest at a rate of 1.00% per year. The PPP loan is payable in 34 equal combined monthly principal and interest payments of approximately $24 thousand that commenced on August 7, 2022.

The breakdown of PPP Loan balances by current and non-current as of December 31, 2022 and 2021 were as follows:

(In thousands)	Balance Sheet Location	December 31, 2022	December 31, 2021
PPP Loan, current	Long-term debt, current	$255	$792
PPP Loan, non-current	Long-term debt	401	12
Total PPP Loan outstanding		$656	$804

AGRIFY CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Note 9 — Debt (cont.)

PurePressure SBA Debt

As part of the acquisition of PurePressure, $159 thousand of debt remained outstanding from a standard SBA loan as of December 31, 2021. This debt was paid off during the year ended December 31, 2022 as a part of the PurePressure acquisition.

As of December 31, 2022, future minimum principal payments for all debt were as follows:

Years Ending December 31 (In thousands),
2023	$32,247
2024	287
2025	120
Total future payments	$32,654

Note 10 — Leases

The determination if any arrangement contained a lease at its inception was done based on whether or not the Company has the right to control the asset during the contract period. The lease term was determined assuming the exercise of options that were reasonably certain to occur. Leases with a lease term of 12 months or less at inception were not reflected in the Company’s balance sheet and those lease costs are expensed on a straight-line basis over the respective term. Leases with a term greater than 12 months were reflected as non-current right-of-use assets and current and non-current lease liabilities in the Company’s consolidated balance sheets.

As the implicit interest rate in its leases was generally not known, the Company’s used its incremental borrowing rate as the discount rate for purposes of determining the present value of its lease liabilities. At December 31, 2022 and 2021, the Company’s weighted-average discount rate utilized for its leases was 7.29% and 7.16%, respectively.

When a contract contained lease and non-lease elements, both were accounted for as a single lease component.

The Company had several non-cancelable finance leases for machinery and equipment. The Company’s finance leases have remaining lease terms of one year to five years.

The Company had several non-cancelable operating leases for corporate offices, warehouses, showrooms, research and development facilities, and vehicles. The Company’s leases have remaining lease terms of one year to five years, some of which include options to extend. Some leases include payment for communal area maintenance associated with the property.

Additional information on the Company’s operating and financing lease activity was as follows:

	Year Ended December 31,
(In thousands)	2022	2021
Operating lease cost	$1,119	$396
Finance lease cost:
Amortization of right-of-use assets	194	179
Interest on lease liabilities	32	42
Total lease cost	$1,345	$617

AGRIFY CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Note 10 — Leases (cont.)

(In thousands)	Balance Sheet Location	December 31, 2022	December 31, 2021
Assets
Right-of-use assets, net	Operating lease right-of-use assets, net	$2,210	$1,479
Finance lease assets	Property and equipment, net	261	380
Total lease assets		$2,471	$1,859

Liabilities
Current:
Operating	Operating lease liabilities, current	$734	$814
Financing	Accrued expenses and other current liabilities	152	156
Non-current:
Operating	Operating lease liabilities, non-current	1,587	704
Financing	Other non-current liabilities	146	293
Total lease liabilities		$2,619	$1,967

Weighted-average remaining lease term – operating leases		3.59 years	3.11 years
Weighted-average remaining lease term – finance leases		2.30 years	2.36 years
Weighted-average discount rate – operating leases		6.76%	8.03%
Weighted-average discount rate – finance leases		7.83%	6.29%

Maturities of operating and finance lease liabilities as of December 31, 2022 were as follows:

Years Ending December 31 (In thousands),	Operating Leases	Finance Leases
2023	$863	$171
2024	614	91
2025	493	50
2026	461	16
2027	200	—
Total minimum lease payments	2,631	328
Less imputed interest	(310)	(30)
Total lease liabilities	$2,321	$298

Note 11 — Convertible Promissory Notes

On January 11, 2021, the Company’s Board of Directors and shareholders approved the amendment to the conversion formula of the Convertible Promissory Notes (the “Convertible Notes”) issued by the Company on dates between August 2020 and November 2020. Pursuant to the amendment, immediately prior to the consummation of a public transaction, the outstanding principal amount of the Convertible Notes, together with all accrued and unpaid interest, shall convert into a number of fully paid and non-assessable shares of Common Stock, at a conversion price of $1,544.00 per share.

While the original conversion feature was bifurcated from the host instrument, the Company determined that the amended conversion feature would not require bifurcation. Since the accounting for the conversion feature changed because of the amendment, the Company applied extinguishment accounting pursuant to its accounting policy.

AGRIFY CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Note 11 — Convertible Promissory Notes (cont.)

Accordingly, the Company recognized a gain on extinguishment of $2.7 million in connection with the derecognition of the net carrying amount of the extinguished debt of $19.7 million (inclusive of $13.1 million of principal and $7.1 million of derivative liabilities, less $587 thousand of debt discount) and the recognition of the $17.0 million fair value of the new convertible notes (including the same principal amount of $13.1 million plus the $3.9 million fair value of the beneficial conversion feature).

On February 1, 2021, in conjunction with the closing of the Company’s IPO, the Convertible Notes in the aggregate principal amount of $13.1 million were converted into 8,485 shares of Common Stock at the election of the Company at a conversion price of $1,544.00 per share.

Note 12 — Stockholders’ Equity

On July 11, 2022, the Company increased its authorized number of shares to 8,000,000, consisting of: 5,000,000 shares of Common Stock, par value $0.001 per share and 3,000,000 shares of preferred stock, par value $0.001 per share. On January 9, 2020, the Company designated 105,000 shares of the 3,000,000 authorized shares of Preferred Stock, as Series A Convertible Preferred Stock (“Series A Preferred Stock”).

Amendment of Conversion Formulas

On January 11, 2021, the Company’s Board of Directors approved the amendment to the conversion formula of the Series A Preferred Stock and Convertible Notes. After the amendment:

•        the Series A Preferred Stock is convertible, at any time after the issuance or immediately prior to the closing of a public transaction, into Common Stock in an amount of shares equal to (i) the product of the Series A Preferred Stock original price plus accrued but unpaid dividends on the shares being converted, multiplied by the number of shares of Series A Preferred Stock being converted, divided by (ii) a conversion price of $1,544.00 per share (after the reverse split taking effect); and

•        immediately prior to the consummation of a public transaction, the outstanding principal amount of the Convertible Notes together with all accrued and unpaid interest shall convert into a number of fully paid and non-assessable shares of Common Stock equal to the quotient of (i) the outstanding principal amount of the Convertible Notes together with all accrued and unpaid interest thereunder immediately prior to such public transaction divided by (ii) a conversion price of $1,544.00 per share (after the reverse split taking effect).

Initial Public Offering

On February 1, 2021, the Company completed an IPO for the sale of 27,000 shares of Common Stock at a price of $2,000.00 per share. The Company also granted the underwriters a 45-day option to purchase up to 4,050 additional shares of Common Stock on the same terms and conditions for the purpose of covering any over-allotments in connection with the IPO, and warrants to purchase 810 shares of Common Stock (equal to 3% of the aggregate number of shares of Common Stock issued in the IPO) at an exercise price of $2,500.00 per share (which is equal to 125% of the IPO price). Subsequently, the underwriters exercised the over-allotment option, and on February 4, 2021, the Company closed on the sale of an additional 4,050 shares of Common Stock for a price of $2,000.00 per share and granted to the underwriters warrants to purchase 121 additional shares of Common Stock (equal to 3% of the amount of shares issued as part of the exercised of the over-allotment option) at an exercise price of $2,500.00 per share. The exercise of the over-allotment option brought the total number of shares of Common Stock sold by the Company in connection with the IPO to 31,050 shares and the total net proceeds received in connection with the IPO to approximately $57 million, after deducting underwriting discounts and estimated offering expenses.

Immediately prior to the closing of the Company’s IPO, all outstanding shares of Series A Preferred Stock and Convertible Notes were converted into 6,865 shares of Common Stock and 8,485 shares of Common Stock, respectively, at a conversion price of $1,544.00 per share.

AGRIFY CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Note 12 — Stockholders’ Equity (cont.)

Subsequent Public Offering

On February 19, 2021, the Company consummated the February Offering for the sale of 27,778 shares of Common Stock for a price of $2,700.00 per share. The Company also granted the underwriters a 45-day option to purchase up to 4,167 additional shares of Common Stock on the same terms and conditions for the purpose of covering any over-allotments in connection with the February Offering, and warrants to purchase 833 shares of Common Stock (equal to 3% of the aggregate number of shares of Common Stock issued in the February Offering) at an exercise price of $3,375.00 per share (which is equal to 125% of the February Offering). Subsequently, the underwriters exercised the over-allotment option, and on March 22, 2021, the Company closed on the sale of an additional 4,167 shares of Common Stock for a price of $2,700.00 per share and granted to the underwriters warrants to purchase 125 additional shares of Common Stock (equal to 3% of the amount of shares issued as part of the exercised of the over-allotment option) at an exercise price of $3,375.00 per share. The exercise of the over-allotment option brought the total number of shares of Common Stock sold by the Company in connection with the February Offering to 31,944 shares and the total net proceeds received in connection with the February Offering to approximately $80 million, after deducting underwriting discounts and estimated offering expenses.

Underwriter Termination

On September 14, 2021, the Company entered into a letter agreement and waiver (the “Letter Agreement”), to amend the terms of its underwriting agreement with the representative of the underwriters in the IPO. Pursuant to the Letter Agreement, the representative agreed to waive the right of first refusal included in the underwriting agreement in consideration of a cash payment to the representative of $2.4 million and the right to participate as a co-manager with 10% of the economics with respect to the Company’s next public offering of securities, payable in cash upon the closing of such offering.

Private Placement

On January 25, 2022, the Company entered into a Securities Purchase Agreement (the “Securities Agreement”) with an institutional investor and other accredited investors for the sale by the Company of 12,253 shares (the “SA Shares”) of Common Stock, pre-funded warrants (the “Pre-Funded Warrants”) to purchase up to an aggregate of 7,853 shares of Common Stock, and warrants to purchase up to an aggregate of 15,079 shares of Common Stock (the “Common Warrants” and, collectively with the Pre-Funded Warrants, the “SA Warrants”), in a private placement offering. The combined purchase price for one share of Common Stock (or one Pre-Funded Warrant) and the accompanying fraction of a Common Warrant was $1,360.00 per share.

Subject to certain ownership limitations, the SA Warrants are exercisable six months from issuance. Each Pre-Funded Warrant was exercisable into one share of Common Stock (as adjusted from time to time in accordance with the terms thereof). Each Common Warrant is exercisable into one share of Common Stock at a price per share of $1,496.00 (as adjusted from time to time in accordance with the terms thereof) and will expire on the fifth anniversary of the initial exercise date. The institutional investor that received the Pre-Funded Warrants fully exercised such warrants in March 2022.

Raymond Chang, Chairman and Chief Executive Officer (“CEO”) of the Company, and Stuart Wilcox, who formerly served as our Chief Operating Officer, and at the time he was a member of the Company’s Board of Directors, participated in the private placement on essentially the same terms as other investors, except for having a combined purchase price of $1,380.00 per share.

The gross proceeds to the Company from the private placement were approximately $27.3 million, before deducting the placement agent’s fees and other offering expenses, and excluding the proceeds, if any, from the exercise of the SA Warrants.

AGRIFY CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Note 12 — Stockholders’ Equity (cont.)

Issuance of Common Stock in Connection with Acquisitions

On October 1, 2021, the Company issued an aggregate of 3,332 shares of its Common Stock to the Precision and Cascade shareholders in connection with the Company’s acquisition of Precision and Cascade. On August 17, 2022, the Company issued an additional 435 shares of its Common Stock to the Precision and Cascade shareholders for contingent liabilities. Refer to Note 8 — Business Combinations, included elsewhere in the notes to the consolidated financial statements.

On December 31, 2021, the Company issued an aggregate of 1,202 shares of its Common Stock to the PurePressure shareholders in connection with the Company’s acquisition of PurePressure. On January 31, 2023, the remaining 372 Holdback Buyer Shares were released, including 6 Holdback Buyer Shares that were withheld to cover a tax indemnification claim in accordance with the Purchase Agreement. Additional information regarding the PurePressure Holdback Buyer Shares may be found in Note 8 — Business Combinations, included elsewhere in the notes to the consolidated financial statements.

On February 1, 2022, the Company issued an aggregate of 1,491 shares of its Common Stock to the Lab Society shareholders in connection with the Company’s acquisition of Lab Society. On April 28, 2023, the Company issued the remaining 499 Holdback Buyer Shares to the Lab Society Owners in accordance with the Lab Society Merger Agreement. Refer to Note 8 — Business Combinations, included elsewhere in the notes to the consolidated financial statements.

At The Marketing Offering

On October 18, 2022, the Company entered into the ATM Program with the Agent pursuant to which it may issue and sell, from time to time, shares of its Common Stock having an aggregate offering price of up to $50 million, depending on market demand, with the Agent acting as an agent for sales. The ATM Program allowed the Company to sell shares of Common Stock pursuant to specific parameters defined by the Company as well as those defined by the SEC and the ATM Program agreement. As of December 31, 2022, the Company sold 306,628 shares of Common Stock, under the ATM at an average price of $50.85 per share, resulting in gross proceeds of $15.6 million, and net proceeds of $15.0 million after commissions and fees to the Agent totaling $468 thousand and legal fees totaling $75 thousand. $3.0 million of the proceeds under the ATM Program were used to repay amounts due to the Investor under the Exchange Note. The Company used net proceeds generated from the ATM Program for working capital and general corporate purposes, including repayment of indebtedness, funding its transformation initiatives and product category expansion efforts and capital expenditures. Due to the late filing of this Annual Report on Form 10-K, the Company is no longer eligible to utilize the registration statement on Form S-3 relating to the ATM Program, and does not anticipate any further sales under the ATM Program in the foreseeable future.

Confidentially Marketed Public Offering

On December 16, 2022, the Company issued 594,232 shares of its Common Stock, Pre-Funded 2022 Warrants to purchase 75,000 shares of its Common Stock, and accompanying December 2022 Warrants to purchase 1,338,462 shares of the Company’s Common Stock. The Company received net proceeds from the Offering of approximately $8.2 million, after deducting underwriting discounts and commissions, and estimated expenses. The Company used the net proceeds from the Offering, together with its existing cash resources, for working capital and general corporate purposes, which may include capital expenditures and repayment of debt.

The Pre-Funded 2022 Warrants were exercisable immediately upon issuance at an exercise price of $0.001 per share and do not have an expiration date. The December 2022 Warrants were exercisable immediately and have a term of exercise equal to five years from the initial exercise date at an exercise price of $13.00 per share. The offering price for the securities was $13.00 per share (or $12.98 for each Pre-Funded 2022 Warrant).

AGRIFY CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Note 12 — Stockholders’ Equity (cont.)

The December 2022 Warrants may not be exercised by the holder to the extent that the holder, together with its affiliates, would beneficially own, after such exercise more than 4.99% of the shares of the Company’s Common Stock then outstanding (subject to the right of the holder to increase or decrease such beneficial ownership limitation upon notice to the Company, provided that such limitation cannot exceed 9.99%) and provided that any increase in the beneficial ownership limitation shall not be effective until the sixty-first day after such notice is delivered.

The Pre-Funded 2022 Warrants were classified as a component of permanent equity and the December 2022 Warrants were liability-classified and were recorded at the issuance date using a relative fair value allocation method. The Pre-Funded 2022 Warrants are equity-classified because they are freestanding financial instruments that are legally detachable and separately exercisable from the equity instruments, are immediately exercisable, and permit the holders to receive a fixed number of shares of Common Stock upon exercise. In addition, such warrants do not provide any guarantee of value or return. The December 2022 Warrants are liability-classified as there is a volatility floor and these warrants are not indexed to the Company’s own stock.

As of December 31, 2022, the Company valued the December 2022 Warrants using the Black-Scholes option-pricing model and determined the fair value at $5.9 million. The key inputs to the valuation model included the annualized volatility of 98.0% and the expected term of about 5 years.

Raymond Chang, Chairman and CEO, participated in the Offering and purchased 115,385 shares of Common Stock and 230,769 December 2022 Warrants for an aggregate purchase price of approximately $1.5 million.

Additional information regarding the Company’s December 2022 Warrants may be found in Note 1 — Overview, Basis of Presentation, and Significant Accounting Policies and Note 4 — Fair Value Measures, included elsewhere in the notes to the consolidated financial statements.

Note 13 — Stock-Based Compensation and Employee Benefit Plans

2022 Omnibus Equity Incentive Plan

On April 29, 2022, the Company’s Board of Directors, and on June 8, 2022, the Company’s stockholders, adopted and approved the 2022 Omnibus Equity Incentive Plan (the “2022 Plan”), which replaced the 2020 Stock Option Plan (the “2020 Plan”). The 2022 Plan provides for the grant of stock options, stock appreciation right awards, performance share awards, restricted stock awards, restricted stock unit awards, other stock-based awards, and cash-based awards. The aggregate number of shares of Common Stock that may be reserved and available for grant and issuance under the 2022 Plan is 26,483 shares, which includes the 10,000 shares authorized under the 2022 Plan, plus the rollover of 16,483 issued and outstanding awards under the 2020 Plan. Shares will be deemed to have been issued under the 2022 Plan solely to the extent actually issued and delivered pursuant to an award. If any award granted under the 2020 Plan or the 2022 Plan expires, is canceled, terminates unexercised, or is forfeited, the number of shares subject thereto is again available for grant under the 2022 Plan. The 2022 Plan shall continue in effect, unless sooner terminated, until the tenth anniversary of the date on which it is adopted by the Board of Directors. As of December 31, 2022, there were 4,104 shares of Common Stock available to be granted under the Company’s 2022 Plan.

The Company’s stock option compensation expense was $4.3 million and $5.6 million for the years ended December 31, 2022 and 2021, respectively.

Stock Options

Stock options granted under the Company’s 2022 Plan are generally non-qualified and are granted with an exercise price equal to the market price of the Company’s Common Stock on the date of grant. The fair value of each option grant was estimated on the date of the grant using the Black-Scholes option-pricing model. This model incorporates certain assumptions for inputs including a risk-free market interest rate, expected dividend yield of the underlying Common Stock, expected option life, and expected volatility in the market value of the underlying Common Stock. No stock options were granted during the year ended December 31, 2022.

AGRIFY CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Note 13 — Stock-Based Compensation and Employee Benefit Plans (cont.)

The following table summarizes the Company’s assumptions used in the valuation of options granted during the year ended December 31, 2021:

Volatility	40%
Risk-free interest rate	1.10% – 1.63%
Dividend yield	0.00%
Expected life (Years)	10
Forfeiture rate	0.00%

The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. The risk-free interest rate is based upon quoted market yields for United States Treasury debt securities with a term similar to the expected term. The expected dividend yield is based upon the Company’s history of having never issued a dividend and management’s current expectation of future action surrounding dividends. The Company calculates the expected volatility of the stock price based on the corresponding volatility of the Company’s peer group stock price for a period consistent with the underlying instrument’s expected term. The expected lives for such grants were based on the simplified method for employees and directors.

In arriving at stock-based compensation expense, the Company estimates the number of stock-based awards that will be forfeited due to employee turnover. The Company’s forfeiture assumption is based primarily on its employee turnover historical experience. If the actual forfeiture rate is higher than the estimated forfeiture rate, then an adjustment will be made to increase the estimated forfeiture rate, which will result in a decrease to the expense recognized in the Company’s consolidated financial statements. If the actual forfeiture rate is lower than the estimated forfeiture rate, then an adjustment will be made to lower the estimated forfeiture rate, which will result in an increase to expense recognized in the Company’s consolidated financial statements. The expense the Company recognizes in future periods will be affected by changes in the estimated forfeiture rate and may differ significantly from amounts recognized in the current period.

The following table presents option activity under the Company’s stock option plans for the years ended December 31, 2022 and 2021:

(In thousands, except share and per share data)	Number of Options	Weighted- Average Exercise Price	Aggregate Intrinsic Value
Options outstanding at December 31, 2020	15,666	$702.00	$—
Granted	7,600	2,426.00
Exercised	(3,288)	646.00
Forfeited	(2,151)	769.00
Canceled	(5)	886.00
Options outstanding at December 31, 2021	17,822	1,436.00	$62.64
Granted	—	—
Exercised	(43)	458.42
Forfeited	(2,363)	1,018.82
Canceled	(1,977)	1,394.70
Options outstanding at December 31, 2022	13,439	$1,518.05	$—
Options vested and exercisable as of December 31, 2022	11,015	$1,327.13

Total recognized compensation expense related to the Company’s stock option plans for the years ended December 31, 2022 and 2021 was $3.5 million and $5.6 million, respectively. As of December 31, 2022, total unrecognized compensation expense related to unvested options under the Company’s option plans was $2.9 million, which is expected to be recognized over a weighted average period of 7.84 years.

AGRIFY CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Note 13 — Stock-Based Compensation and Employee Benefit Plans (cont.)

The following table summarizes information about options vested and exercisable at December 31, 2022:

	Options Vested and Exercisable
Price ($)	Number of Options	Weighted- Average Remaining Contractual Life (Years)	Weighted- Average Exercise Price
$456.00	3,668	7.39	$456.00
$972.00	4,039	7.82	$972.00
$1,536.00 – 1,840.00	135	8.66	$1,708.79
$2,768.00 – 3,722.00	3,173	8.14	$2,770.05

Restricted Stock Units

Under the 2022 Plan, the Company may grant restricted stock units to employees, directors, and officers. The restricted stock units granted generally vest equally over periods ranging from one to three years. The fair value of restricted stock units is determined based on the closing market price of the Company’s Common Stock on the date of grant. Compensation expense related to the restricted stock units is recognized using a straight-line attribution method over the vesting period.

The following table presents restricted stock unit activity under the 2022 Plan for the year ended December 31, 2022:

	Number of Shares	Weighted- Average Grant Date Fair Value
Balance at December 31, 2021	—	$—
Granted	9,440	252.40
Vested	(1,249)	365.66
Forfeitures	(500)	302.41
Cancelled	—	—
Balance at December 31, 2022	7,691	$230.75

Total recognized compensation expense related to the Company’s restricted stock units for the years ended December 31, 2022 and 2021 was $818,000 and $0, respectively. As of December 31, 2022, total unrecognized compensation expense related to unvested restricted stock units was $1.4 million, which is expected to be recognized over a weighted average period of 2.59 years.

2022 Employee Stock Purchase Plan

On April 29, 2022, the Company’s Board of Directors, and on June 8, 2022, the Company’s stockholders, adopted and approved the 2022 Employee Stock Purchase Plan (“ESPP”). The Company has initially reserved 2,500 shares of Common Stock for issuance under the ESPP. On December 31, 2022, 2,500 shares were available for future issuance.

Under the ESPP, eligible employees are granted options to purchase shares of Common Stock at the lower of 85% of the fair market value of the stock at the time of grant or 85% of the fair market value at the time of exercise. Options to purchase shares are granted twice yearly on or about August 1 and February 1 and are exercisable on or about the succeeding January 31 and July 31, respectively, of each year. No participant may purchase more than $25 thousand worth of Common Stock annually. No Common Stock was granted under the 2022 ESPP during the year ended December 31, 2022.

AGRIFY CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Note 13 — Stock-Based Compensation and Employee Benefit Plans (cont.)

Employee Benefit Plan

The Company maintains an employee’s savings and retirement plan under Section 401(k) of the Internal Revenue Code (the “401(k) Plan”). All full-time U.S. employees become eligible to participate in the 401(k) Plan. The Company’s contribution to the 401(k) Plan is discretionary. During the years ended December 31, 2022 and 2021, the Company did not contribute to the 401(k) Plan.

Note 14 — Stock Warrants

The following table presents all warrant activity of the Company for the years ended December 31, 2022 and 2021:

	Number of Warrants	Weighted- Average Exercise Price
Warrants outstanding at December 31, 2020	4,141	$4.00
Granted	1,891	4.00
Exercised	(4,672)	4.00
Warrants outstanding at December 31, 2021	1,360	4.00
Granted	1,541,937	38.57
Exercised	(10,296)	47.97
Canceled	(3,000)	246.00
Warrants outstanding at December 31, 2022	1,530,001	$38.07

The Company received proceeds from the exercise of warrants of $2 thousand and $8 thousand for the years ended December 31, 2022 and 2021, respectively.

Note 15 — Income Taxes

On March 27, 2020, the CARES Act was enacted and signed into law. GAAP requires recognition of the tax effects of new legislation during the reporting period that includes the enactment date. The CARES Act includes changes to the tax provisions that benefits business entities and makes certain technical corrections to the 2017 Tax Cuts and Jobs Act. The tax relief measures for businesses include a five-year net operating loss carryback, suspension of the annual deduction limitation of 80% of taxable income from net operating losses generated in a tax year beginning after December 31, 2017, changes to the deductibility of interest, acceleration of alternative minimum tax credit refunds, payroll tax relief, and a technical correction to allow accelerated deductions for qualified improvement property. The CARES Act also provides other non-tax benefits to assist those impacted by the COVID-19 pandemic. The Company evaluated the impact of the CARES Act and determined that its adoption did not have a material impact to the income tax provision for the years ended December 31, 2022 or December 31, 2021, respectively.

For the period ended December 31, 2022, the Company recorded a tax provision of approximately $23 thousand, comprised of its change in deferred tax liability during the year related to its indefinite-lived intangible asset balance. The indefinite-lived intangibles are not all available as a source of income and thus are not fully available to offset the Company’s deferred tax assets. As of December 31, 2022, the Company has federal and state net operating loss carryforwards of approximately $96.7 million and $71.6 million, respectively. The net operating loss carryforwards for United States income taxes may be available to reduce future years’ taxable income. Management believes that the realization of the benefits from these losses appears not more than likely due to the Company’s limited operating history and continuing losses for United States income tax purposes. Accordingly, the Company has provided a 100% valuation allowance on its net operating loss carryforward deferred tax assets to reduce the assets to zero. Management will review this valuation allowance periodically and adjust as necessary.

AGRIFY CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Note 15 — Income Taxes (cont.)

The following table summarizes the significant differences between the U.S. Federal statutory tax rate and the Company’s effective tax rate for financial statement purposes for the years ended December 31, 2022 and 2021:

	Year Ended December 31,
	2022	2021
US Federal statutory tax rate	21.0%	21.0%
State taxes	3.2%	3.8%
Permanent differences and other	0.2%	0.1%
Debt extinguishment	(4.3)%	1.7%
Derivative liabilities	5.7%	0.0%
Stock-based compensation	(0.1)%	(2.4)%
Intangible Asset Impairment	(5.4)%	0.0%
Debt discount	0.0%	0.0%
Prior period adjustments to opening deferred tax	0.4%	2.2%
Change in valuation allowance	(20.6)%	(26.4)%
	0.0%	0.0%

The tax effects of temporary differences that give rise to deferred tax assets and liabilities as of December 31, 2022 and 2021 were as follows:

(In thousands)	December 31, 2022	December 31, 2021
Net operating loss carryforward	$24,295	$12,565
Accruals, reserves, and other	20,082	2,529
Stock-based compensation	1,578	491
Fixed assets	68	—
Intangible Assets	3,534	—
Capitalized Sec. 174 R&E	1,937	—
Research and development tax credit carryforward	1,260	571
Lease liability	577	333
Total deferred tax assets	53,331	16,489
Valuation allowance	(52,730)	(13,852)
Net deferred tax assets	$601	$2,637
Fixed assets	—	(144)
Intangible assets	—	(1,888)
Debt discount	—	—
Right-of-use assets	(549)	(323)
Deferred commissions	(52)	(307)
Total deferred tax liabilities	$(601)	$(2,662)
	$—	$(25)

The Company recognizes federal and state deferred tax assets or liabilities based on the Company’s estimate of future tax effects attributable to temporary differences and carryovers. The Company records a valuation allowance to reduce any deferred tax assets by the amount of any tax benefits that, based on available evidence and judgment, are not expected to be realized. In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during periods in which those temporary differences become deductible. The Company considers projected future taxable income and planning strategies in making this assessment. As of December 31, 2021, because of a three-year cumulative loss and recent events, the Company concluded that a full valuation allowance was necessary to offset its deferred tax assets.

AGRIFY CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Note 15 — Income Taxes (cont.)

The Company also has indefinite-lived intangibles and goodwill which generate a deferred tax liability that is not available to fully offset its deferred tax assets due to uncertainty as to when the deferred tax liability will reverse as a source of taxable income. As a result, the Company is in a net deferred tax liability position as of December 31, 2022. The Company intends to maintain a valuation allowance until sufficient positive evidence exists to support its reversal. The Company will continue to evaluate its deferred tax balances to determine any assets that are more likely than not to be realized. As of December 31, 2022, the Company had federal and state income tax net operating loss carryovers $96.7 million and $71.6 million, respectively. Of the federal balance, approximately $675 thousand will expire if not utilized by 2037 and $96.0 million carry forward indefinitely but are only available to offset 80% of taxable income per year. As of December 31, 2022, the Company also had federal research credits of approximately $1.1 million that will expire if not utilized by 2041. The utilization of the Company’s net operating loss carryforwards and research tax credit carryovers could be subject to annual limitations under Section 382 and 383 of the Internal Revenue Code of 1986, and similar state tax provisions due to ownership change limitations that may have occurred previously or that could occur in the future. These ownership changes limit the amount of net operating loss carryforwards and other deferred tax assets that can be utilized to offset future taxable income and tax, respectively. In general, an ownership change, as defined by Section 382 and 383, results from transactions increasing ownership of certain stockholders or public groups in the stock of the corporation by more than 50 percent points over a three-year period. The Company has not conducted an analysis of an ownership change under section 382. To the extent that a study is completed, and an ownership change is deemed to occur, the Company’s net operating losses and tax credits could be limited.

The Company does not have any uncertain tax positions or events leading to uncertainty in a tax position. The Company’s 2017 through 2021 corporate income tax returns are subject to Internal Revenue Service examination. In addition, to the extent that tax attributes are utilized in future years to offset taxable income or income taxes, the IRS and state taxing authorities can examine the years in which those attributes were generated and adjust the attributes.

Note 16 — Net Loss Per Share

Net loss per share calculations for all periods have been adjusted to reflect the Company’s reverse stock splits. Net loss per share was calculated based on the weighted-average number of the Company’s Common Stock outstanding.

Basic net loss per share is calculated using the weighted-average number of Common Stock outstanding during the periods. Diluted net loss per share is computed by giving effect to all potential shares of Common Stock, including outstanding stock options, stock related to unvested restricted stock units, and outstanding warrants to the extent dilutive. Net loss per share, assuming dilution, is equal to basic net loss per share because the effect of dilutive securities outstanding during the periods, including options and warrants computed using the treasury stock method, is anti-dilutive.

The components of basic and diluted net loss per share were as follows:

(In thousands, except share and per share data)	Year Ended December 31,
	2022	2021
Numerator:
Net loss attributable to Agrify Corporation	$(188,173)	$(32,465)
Accrued dividend attributable to Preferred A Stockholders	—	(61)
Net loss available for Common Stockholders	$(188,173)	$(32,526)
Denominator:
Weighted-average common shares outstanding – basic and diluted(1)	208,573	95,455
Net loss per share attributable to Common Stockholders – basic and diluted(1)	$(902.19)	$(340.75)

AGRIFY CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Note 16 — Net Loss Per Share (cont.)

The Company’s potential dilutive securities, which include stock options, restricted stock units, and warrants, have been excluded from the computation of diluted net loss per share as the effect would be to reduce the net loss per share. Therefore, the weighted-average number of Common Shares outstanding used to calculate both basic and diluted net loss per share attributable to Common Stockholders is the same. The Company excluded the following potential Common Stock equivalents presented based on amounts outstanding at each period end, from the computation of diluted net loss per share attributable to Common Stockholders for the periods indicated because including them would have had an anti-dilutive effect:

	December 31, 2022	December 31, 2021
Shares subject to outstanding stock options	13,439	17,821
Shares subject to unvested restricted stock units	7,691	—
Shares subject to outstanding warrants	1,530,001	1,360
	1,551,131	19,181

Note 17 — Commitments and Contingencies

Legal Matters

Bud & Mary’s Litigation

On September 15, 2022, the Company provided a notice of default to Bud & Mary’s and certain related parties notifying such parties that Bud & Mary’s was in default of its obligations under the Bud & Mary TTK Agreement. On October 5, 2022, Bud & Mary’s filed a complaint in the Superior Court of Massachusetts in Suffolk County, naming the Company as the defendant. Bud & Mary’s is seeking, among other relief, monetary damages in connection with alleged unfair or deceptive trade practices, breach of contract and conversion arising from the Agreement. While the Company believes the claim is without merit and will continue to vigorously defend itself against Bud & Mary’s allegations, litigation is inherently unpredictable and there can be no assurance that the Company will prevail in this matter.

During the third quarter of 2022, the Company deemed it necessary to fully reserve for the outstanding $14.7 million note receivable balance due to the current litigation and the uncertainty of the customer’s ability to repay the balance. The $14.7 million represents the amount of the contingent loss that the Company has determined to be reasonably possible and estimable. The actual cost of resolving this matter may be higher or lower than the amount the Company has reserved.

If the Company is unable to realize revenue from its TTK Solution offerings on a timely basis or at all, or if it incurs an additional loss as a result of the Bud & Mary’s claim, the Company’s business and financial performance will be adversely affected. On November 14, 2022, the Company filed its answers and affirmative defenses to the Bud & Mary’s complaint and counterclaims. The Company is seeking, among other relief, monetary damages in connection with the breach of contract, breach of the implied covenant of good faith and fair dealing, unjust enrichment, and enforcement of the guarantees. Bud & Mary’s is permitted to file an amended complaint, and Agrify will be permitted to make responsive filings, which may include an answer and counterclaim.

Bowdoin Construction Corp. Litigation

On February 22, 2023, Bowdoin Construction Corp. (“Bowdoin”) filed a complaint (the “Bowdoin Complaint”) in the Superior Court of Massachusetts in Norfolk County naming the Company, Bud & Mary’s and certain related parties as defendants, captioned Bowdoin Construction Corp. v. Agrify Corporation, Bud & Mary’s Cultivation, Inc. and BMLC2, LLC, case no. 2382CV00173. The Bowdoin Complaint relates to a construction contract between Bowdoin and the Company relating to the property that is the subject of the Bud & Mary’s Complaint, and alleges breach of contract by Bud & Mary’s and by the Company due to nonpayment of approximately $7.0 million due under the contract and related indemnification claims and mechanics’ liens. Certain of Bowdoin’s subcontractors have filed

AGRIFY CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Note 17 — Commitments and Contingencies (cont.)

ancillary civil actions, some seeking direct recovery of sums (which sums are understood to be subsumed in/covered by Bowdoin’s claims) against the Company. The Company is entitled to indemnification by Bud & Mary’s and intends to vigorously defend this and ancillary claim(s).

Mack Molding Co.

In December 2020, the Company entered into a five-year supply agreement with Mack Molding Co. (“Mack”) pursuant to which Mack will become a key supplier of VFUs. In February 2021, the Company placed a purchase order with Mack amounting to approximately $5.2 million towards the initial production of VFUs during 2021. Since February 2021, the Company increased the purchase order with Mack to approximately $26.5 million towards production of VFUs during 2021 and 2022. The Company believed the supply agreement with Mack would provide the Company with increased scaling capabilities and the ability to meet the potential future demand of its customers more efficiently. The supply agreement contemplates that, following an introductory period, the Company will negotiate a minimum percentage of the VFU requirements that the Company will purchase from Mack each year based on the agreed-upon pricing formula. The introductory period is not time-based but rather refers to the production of an initial number of units after which the parties have rights to adjust pricing and negotiate a certain minimum requirements percentage. The Company believed this approach would result in both parties making a more informed decision with respect to the pricing and other terms of the supply agreement with Mack.

On October 11, 2022, the Company received a $9.4 million invoice from Mack for inventory purchased on the Company’s behalf to build VFUs. As part of the terms of the contract manufacturing agreement, Mack had the contractual right to bill the Company for any inventory that had aged greater than nine months. Due to the slowdown in the demand for the VFUs and the lack of a demand forecast that the Company could provide to the vendor, Mack exercised the right to invoice the Company for the slow-moving inventory. As of December 31, 2022, the Company owed Mack $8.4 million for purchased inventory on behalf of the Company to produce VFUs, which is included in accounts payable in the consolidated balance sheet.

On March 2, 2023, Mack filed an arbitration action seeking the amounts owed to Mack for purchased inventory. On October 27, 2023, and effective as of October 18, 2023, Mack and the Company entered into a Modification and Settlement Agreement with respect to the dispute. See Note 19 — Subsequent Events.

TRC Electronics Litigation

The Company was named as a defendant in a complaint filed by TRC Electronics, Inc. (“TRC”) on April 13, 2023 in the United States District Court for the Eastern District of Pennsylvania. In the Complaint, TRC asserts two causes of action against the Company: (1) breach of contract, and (2) promissory estoppel. TRC’s claims are based on allegations that the Company failed to make payments due under three purchase orders for commercial electronics parts. TRC seeks damages in the amount of $565,210, plus attorneys’ fees, costs, and post-judgment interest. The Company has filed an answer denying liability on TRC’s claims and is proceeding with discovery.

Sinclair Scientific Litigation

On June 15, 2023, the Company and its wholly-owned subsidiary Precision Extraction Newco, LLC (“Precision”), filed an Amended Verified Complaint in the Court of Chancery of the State of Delaware against Sinclair Scientific, LLC (“Sinclair”) and certain individual defendants (the “Delaware Action”). The claims filed in the Delaware Action concern various breaches of the Plan of Merger and Equity Purchase Agreement dated September 29, 2021, by and between the Company, Sinclair, Mass2Media, LLC, and certain of their members (the “Merger Agreement”). In response to the Delaware Action, certain of the defendants filed counterclaims for breach of contract and declaratory judgment against the Company and Precision alleging breach of the Merger Agreement. The Company and Precision filed an answer to the counterclaims denying all liability on the claims and discovery in the Delaware Action has recently commenced.

AGRIFY CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Note 17 — Commitments and Contingencies (cont.)

Commitments

Supply Agreement with Mack Molding Co.

In December 2020, the Company entered into a five-year supply agreement with Mack Molding Co. (“Mack”) pursuant to which Mack would become a key supplier of VFUs. In February 2021, the Company placed a purchase order with Mack amounting to approximately $5.2 million towards the initial production of VFUs during 2021. Since February 2021, the Company increased the purchase order with Mack to approximately $26.5 million towards production of VFUs during 2021 and 2022. The Company believed the supply agreement with Mack would provide the Company with increased scaling capabilities and the ability to meet the potential future demand of its customers more efficiently. The supply agreement contemplates that, following an introductory period, the Company will negotiate a minimum percentage of the VFU requirements that the Company will purchase from Mack each year based on the agreed-upon pricing formula. The introductory period is not time-based but rather refers to the production of an initial number of units, after which the parties have rights to adjust pricing and negotiate a certain minimum requirements percentage. The Company believed this approach would result in both parties making a more informed decision with respect to the pricing and other terms of the supply agreement with Mack.

On October 11, 2022, the Company received a $9.4 million invoice from Mack for inventory purchased on the Company’s behalf to build VFUs. As part of the terms of the contract manufacturing agreement, Mack had the contractual right to bill the Company for any inventory that had aged greater than nine months. Due to the slowdown in the demand for the VFUs and the lack of a demand forecast that the Company could provide to the vendor, Mack exercised the right to invoice the Company for the slow-moving inventory. As of December 31, 2022, the Company owed Mack $8.4 million for purchased inventory on behalf of the Company to produce VFUs, which is included in accounts payable in the consolidated balance sheet. On October 27, 2023, and effective as of October 18, 2023, Mack and the Company entered into a Modification and Settlement Agreement with respect to the dispute. See Note 19 — Subsequent Events.

Distribution Agreements with Related Party — Bluezone Products, Inc.

On September 7, 2019, the Company entered into a distribution agreement with Bluezone Products, Inc. (“Bluezone”) for distribution rights to the Bluezone products with certain exclusivity rights. The agreement requires minimum purchases amounting to $480 thousand and $600 thousand for the first and second contract anniversary years. The agreement auto-renews for successive one-year periods unless earlier terminated. In March 2021, the Company notified Bluezone of the non-renewal of the agreement which means it ended on May 31, 2021. The Company exceeded the minimum purchase amount for the first year and purchased approximately $309 thousand of the committed $660 thousand second-year purchases through December 31, 2021. Bluezone is a related party to the Company.

Committed Purchase Agreement with Related Party — 4D Bios, Inc.

On September 18, 2021, the Company entered into an amended purchase agreement with 4D Bios, Inc. (“4D”) to secure purchases of horticultural equipment. The original agreement required minimum purchases of between $577 dollars and $607 dollars per unit of 4D products until December 31, 2020. The amended agreement requires minimum purchases of $582 dollars per unit with a final payment of approximately $864 thousand paid to 4D. 4D is a related party to the Company. The Company settled all outstanding commitments, leaving no open committed purchases as of December 31, 2021.

AGRIFY CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Note 17 — Commitments and Contingencies (cont.)

Committed Purchase Agreement with Related Party — Ora Pharm

In June 2022, the Company entered into an agreement with Ora Pharm (“Ora”) pursuant to which Ora will purchase approximately $1.6 million in equipment from the Company, and Ora may purchase software services from the Company in the future. Stuart Wilcox, the Company’s former Chief Operating Officer, is the Chairman of Ora.

Other Commitments and Contingencies

The Company is potentially subject to claims related to various non-income taxes (such as sales, value-added, consumption, and similar taxes) from various tax authorities, including in jurisdictions in which the Company already collects and remits such taxes. If the relevant taxing authorities successfully pursue these claims, the Company could be subject to additional tax liabilities.

Refer to Note 9 — Debt, included elsewhere in the notes to the consolidated financial statements for details of the Company’s future minimum debt payments. Refer to Note 10 — Leases, included elsewhere in the notes to the consolidated financial statements for details of the Company’s future minimum lease payments under operating and financing lease liabilities. Refer to Note 15 — Income Taxes, included elsewhere in the notes to the consolidated financial statements for information regarding income tax contingencies.

Note 18 — Related Parties

Some of the officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities that become available.

The following table describes the net purchasing (sales) activity with entities identified as related parties to the Company:

	Year Ended December 31,
(In thousands)	2022	2021
Bluezone	$5	$309
4D	3	1,312
Enozo	—	40
Cannae Policy Group	25	50
Topline Performance Group	71	11
Cannaquip	—	209
NEIA	(1,769)	(22,010)
Greenstone, which is a related party because one of the Company’s former Agrify Brands employees and its VP of Engineering had a minority ownership	394	(9,429)
Valiant-America, LLC(1)	10,520	6,048
Living Greens Farm	—	(58)

____________

(1)      On October 27, 2022, the Company provided notice to Valiant-America, LLC of its intention to begin winding up of Agrify-Valiant.

AGRIFY CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Note 18 — Related Parties (cont.)

The following table summarizes net related party receivable (payable) as of December 31, 2022 and 2021 were as follows:

(In thousands)	December 31, 2022	December 31, 2021
Cannae Policy Group	$—	$(8)
Cannaquip	—	(21)
Greenstone (net of allowance for doubtful accounts of $9,360 and $0 at December 31, 2022 and 2021, respectively)(1)	—	11,177
Living Greens Farm(2)	—	34
NEIA	—	3,500
Valiant-America, LLC(3)	(1)	(922)
Topline Performance Group	1	—

____________

(1)      Greenstone is a related party because one of the Company’s former Agrify Brands employees and its VP of Engineering had a minority ownership. The Greenstone allowance for doubtful accounts balance consisted of capital advances, accrued interest and VFUs sales. Additional information regarding recent developments with Greenstone may be found in Note 5 — Loans Receivable, included elsewhere in the notes to the consolidated financial statements.

(2)      The balance was fully reserved at December 31, 2022, due to an ongoing dispute with the customer.

(3)      On October 27, 2022, the Company provided notice to Valiant-America, LLC of its intention to begin winding up of Agrify-Valiant.

Note 19 — Subsequent Events

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were issued.

Chief Financial Officer Resignation and Appointment of Raymond Chang as principal financial and accounting officer

On January 2, 2023, Timothy R. Oakes, the Chief Financial Officer (“CFO”) of the Company, notified the Company that he would resign as CFO effective as of February 28, 2023 (the “Effective Date”) to pursue other opportunities. Mr. Oakes’ resignation did not result from any disagreement regarding the Company’s operations, policies or practices. Mr. Oakes assisted with the resulting transition ahead of the Effective Date. In connection with Mr. Oakes’ resignation, the Company is continuing its process to identify a replacement Chief Financial Officer. Further, Raymond Chang, the Company’s Chief Executive Officer, will serve as the Company’s principal financial and accounting officer.

Nasdaq Deficiency Notices

On January 19, 2023, the Company received a deficiency letter from the Staff of Nasdaq notifying the Company that, for the previous 30 consecutive business days, the bid price for its Common Stock had closed below $1.00 per share, which is the minimum closing price required to maintain a continued listing on The Nasdaq Capital Market under the Minimum Bid Requirement. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company had 180 calendar days to regain compliance with the Minimum Bid Requirement. To regain compliance with the Minimum Bid Requirement, the closing bid price of the Company’s Common Stock had to be at least $1.00 per share for a minimum of 10 consecutive trading days during this 180-day compliance period, unless the Staff exercised its discretion to extend the minimum trading day period pursuant to Nasdaq Listing Rule 5810(c)(3)(G). On July 19, 2023, the Company received a notice from Nasdaq confirming its recompliance with the minimum bid price rule.

As disclosed in a Current Report on Form 8-K filed on April 17, 2023, the Company’s audit committee concluded that, as a result of inadvertent errors in the accounting for warrants previously issued by the Company, it was appropriate to restate the Company’s previously issued unaudited condensed consolidated interim consolidated

AGRIFY CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Note 19 — Subsequent Events (cont.)

financial statements as of and for the quarterly periods ended March 31, 2022, June 30, 2022, and September 30, 2022 included in the Company’s Quarterly Reports on Form 10-Q for such periods in amended quarterly reports for the affected periods. As a result of such restatements, the Company was unable to timely file the Form 10-K, the First Quarter 2023 Form 10-Q, and the Second Quarter 2023 Form 10-Q without unreasonable effort or expense.

On April 18, 2023, the Company received a notice from Nasdaq (the “April Nasdaq Notice”) that it was noncompliant with Nasdaq Listing Rule 5250(c)(1) as a result of its failure to file its Annual Report on Form 10-K with the SEC by the required due date.

On May 17, 2023, the Company received a second notice from Nasdaq (the “May Nasdaq Notice”) that it remained noncompliant with Nasdaq Listing Rule 5250(c)(1) as a result of its failure to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2023 (the “First Quarter Form 10-Q”) with the SEC by the required due date.

On August 16, 2023, the Company received a third notice from Nasdaq that it remain noncompliant with Nasdaq Listing Rule 5250(c)(1) as a result of its failure to file its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2023 (the “Second Quarter Form 10-Q”) with the SEC by the required filing date (the “August Nasdaq Notice” and, together with the April Nasdaq Notice and the May Nasdaq Notice, the “Nasdaq Notices”).

The Nasdaq granted the Company an exception until October 16, 2023, to file its 2022 Form 10-K and First and Second Quarter 2023 Forms 10-Q (the “Delayed Reports”). The Nasdaq Notice had no immediate effect on the listing of the Company’s common stock on The Nasdaq Stock Market LLC.

On October 17, 2023, the Company received the Staff Determination from the Listing Qualifications Department of Nasdaq notifying the Company that it was not in compliance with Nasdaq’s continued listing requirements under the Listing Rule as a result of its failure to file the Delinquent Reports in a timely manner. The Company timely requested a hearing before the Nasdaq Hearings Panel (the “Panel”), and the Panel scheduled a hearing for January 11, 2024.

Bowdoin Litigation

On February 22, 2023, Bowdoin Construction Corp. (“Bowdoin”) filed a complaint in the Superior Court of Massachusetts in Norfolk County naming the Company, Bud & Mary’s and certain related parties as defendants. The Bowdoin Complaint relates to a construction contract between Bowdoin and Agrify relating to the property that is the subject of the Bud & Mary’s Complaint and alleges breach of contract by Bud & Mary’s and by Agrify due to nonpayment of approximately $7.0 million due under the contract and related indemnification claims and mechanics’ liens. Certain of Bowdoin’s subcontractors have filed ancillary civil actions, some seeking direct recovery of sums (which sums are understood to be subsumed in/covered by Bowdoin’s claims) against the Company. While the Company believes the claim is without merit and will continue to vigorously defend itself against Bowdoin’s allegations, litigation is inherently unpredictable and there can be no assurance that the Company will prevail in this matter.

Amendments to Articles of Incorporation

On March 1, 2023, the Company filed Articles of Amendment (the “Charter Amendment”) to its Articles of Incorporation with the Secretary of State for the State of Nevada. The Charter Amendment increased the number of authorized shares of the Company’s Common Stock from 5,000,000 to 10,000,000, and correspondingly increased the total authorized shares of stock from 8,000,000 to 13,000,000. The Charter Amendment was approved by the Company’s stockholders at the Special Meeting on February 28, 2023 and became effective upon filing.

AGRIFY CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Note 19 — Subsequent Events (cont.)

Securities Exchange Agreement

On March 8, 2023, the Company entered into a new Securities Exchange Agreement (the “March 2023 Exchange Agreement”) with an accredited lender. Pursuant to the March 2023 Exchange Agreement, at closing the Company prepaid approximately $10.3 million in principal amount under the Exchange Note and exchanged $10.0 million in principal amount of the remaining balance of the Exchange Note for a new senior secured convertible note (the “Convertible Note”) with an original principal amount of $10.0 million. The Convertible Note is a senior secured obligation of the Company and ranks senior to all indebtedness of the Company. The Convertible Note will mature on August 19, 2025 and contains a 9.0% annualized interest rate, with interest to be paid monthly, in cash, beginning April 1, 2023.

Concurrently with the closing under the March 2023 Exchange Agreement, the Company and the lender entered into an Amendment to the Exchange Note (the “Note Amendment”). Pursuant to the Note Amendment, the Exchange Note was amended to, among other changes, remove covenants that require the Company not to exceed maximum levels of allowable cash spend while the Exchange Note is outstanding and require the Company to maintain minimum amounts of cash on hand.

On April 26, 2023, the Company entered into a letter agreement with the above referenced accredited lender (the “Letter Agreement”), pursuant to which the Company and the lender agreed to exchange $2.0 million of the remaining outstanding principal amount under the Exchange Note for 445,197 shares of common stock of the Company, subject to a Beneficial Ownership Limitation of 4.99% of the Company’s Common Stock.

Discontinuance of the ATM Program

As of April 1, 2023, after which time the ATM Program was discontinued, the Company sold 629,710 shares of Common Stock, under the ATM Program at an average price of $27.29 per share, resulting in gross proceeds to the Company of $17.2 million, and net proceeds of $16.7 million after commissions and fees to the Agent totaling $516 thousand. $3.0 million of the proceeds under the ATM Program were used to repay amounts due to the Investor under the Exchange Note.

Repricing of Common Stock Warrants

The Company issued 1,338,462 common stock warrants in conjunction with the Company’s public offering from December, 2022. On April 18, 2023, the Company undertook a warrant exercise inducement program, which it later cancelled. As a result, the warrant exercise price was reduced from $13.00 per share to $3.45 per share.

Leases

As of March 31, 2023, the Company extended its lease by three years until March 31, 2026, for the premises located at 2468 Industrial Row Dr., Troy, Michigan 48084.

As of May 23, 2023, the Company extended its lease by three years until July 31, 2026, for the premises located at 2625 S. Santa Fe Dr., Bldg. 1, Units 1H and 1IJ.

Mack Molding Modification Agreement

On October 27, 2023, and with an effective date as of October 18, 2023, the Company entered into a Modification and Settlement Agreement (the “Modification Agreement”) with Mack Molding Company (“Mack”). Pursuant to the Modification Agreement, the Company and Mack agreed to settle an outstanding dispute under the Supply Agreement between the parties dated December 7, 2020 (the “Supply Agreement”). The Modification Agreement requires the Company to make payments of $500,000 and $250,000 to Mack on or before November 1, 2023 and February 15, 2024,

AGRIFY CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Note 19 — Subsequent Events (cont.)

respectively. Following the November 1, 2023 payment, the Company will be entitled to take possession of certain Vertical Farming Units (“VFUs”) that were assembled under the Supply Agreement. The Modification Agreement also requires the Company to purchase from Mack a minimum of 25 VFUs per quarter for each quarter during 2024 and a minimum of 50 VFUs per quarter for the six quarters beginning with the first quarter of 2025. The Company is required to pay a storage fee of $25,000 per month for VFUs subject to the Modification Agreement.

Additionally, as part of the Modification Agreement, the Company agreed to issue to Mack a warrant to purchase 750,000 shares of common stock. The warrant has an exercise price of $4.00 per share, was exercisable upon issuance, has a term of three years from the date of issuance, and is exercisable on a cash basis unless at the time of exercise there is no effective registration statement for the resale of the underlying shares, in which case the warrant may be exercised on a cashless exercise basis at Mack’s election.

Warrant Issuance

On October 27, 2023, the Company entered into a letter agreement with the holder of the Exchange Note and the Convertible Note. Pursuant to the agreement, the Company agreed to exchange $3.0 million in principal and approximately $1.1 million in accrued but unpaid interest outstanding under the Exchange Note to purchase 2,809,669 shares of common stock (the “Exchange Warrant”). Additionally, the Company agreed to exchange the 375,629 shares of common stock held in abeyance for the lender under the terms of the Letter Agreement for a warrant to purchase 375,629 shares of common stock (the “Abeyance Warrant”).

Each warrant has an exercise price of $0.001 per share, was exercisable upon issuance, has a term of five years from the date of issuance and is exercisable on a cash basis or on a cashless exercise basis at the holder’s election.

The Exchange Warrant provides that in the event that Raymond Chang or his affiliates acquire securities from the Company, exercise convertible securities or amend the terms of convertible securities at a purchase or conversion price lower than $1.46, then the number of shares of common stock underlying Exchange Warrant will be increased to an amount equal to $3.0 million divided by such purchase or conversion price, subject to proportional adjustment in the event the Exchange Warrant has been partially exercised. Additionally, in the event that the Company has not issued equity securities in exchange for gross proceeds of at least $3.0 million to Mr. Chang or his affiliates (subject to certain offsets) by the third calendar day after the date when the Company receives stockholder approval, then on December 26, 2023, the number of shares of common stock underlying Exchange Warrant will be increased to an amount equal to $3.0 million divided by the Minimum Price as defined under Nasdaq listing rules, subject to proportional adjustment in the event the Exchange Warrant has been partially exercised.

The Letter Agreement requires that the Company issue equity securities to Mr. Chang or his affiliates for aggregate gross proceeds of at least $3.0 million, minus any funds advanced by Mr. Chang to the Company since July 1, 2023.

Note Purchase

On October 27, 2023, CP Acquisitions LLC (the “New Lender”), an entity affiliated with and controlled by Raymond Chang, the Company’s Chief Executive Officer, purchased the Exchange Note and the Convertible Note from their holder. In connection with the Note Purchase, the New Lender has agreed to waive any events of default under the acquired notes through December 31, 2023 and to enter into an agreement with the Company to extend the maturity date thereon to December 31, 2025.

Note Amendment and Secured Promissory Note

On July 12, 2023, the Company issued an unsecured promissory note (the “Note”) in favor of GIC Acquisition, LLC (“GIC”), an entity that is managed by Raymond Chang, the Company’s Chairman and Chief Executive Officer, with an original principal amount of up to $500,000. On October 27, 2023, GIC and the Company amended and

AGRIFY CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Note 19 — Subsequent Events (cont.)

restated the Note (the “Restated Note”). Pursuant to the terms of the Restated Note, the Maturity Date was extended until December 31, 2023 and the Company granted a security interest in the Company’s assets that ranks junior to the Exchange Note and the Convertible Note.

Concurrently with the Restated Note, the Company issued a junior secured promissory note (the “Junior Secured Note”) to the New Lender. Pursuant to the Junior Secured Note, the New Lender will lend up to $3,000,000 to the Company. The Junior Secured Note bears interest at a rate of 10% per annum, will mature in full on December 31, 2023, and may be prepaid without any fee or penalty. The Junior Secured Note is a secured obligation of the Company that ranks junior to the Exchange Note and the Convertible Note.

AGRIFY CORPORATION
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share data)

	September 30, 2023	December 31, 2022
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$154	$10,457
Restricted cash	—	10,000
Marketable securities	4	460
Accounts receivable, net of allowance for credit losses of $2,535 and $4,605 at September 30, 2023 and December 31, 2022, respectively	1,187	1,070
Inventory, net of reserves of $29,845 and $32,759 at September 30, 2023 and December 31, 2022, respectively	17,724	21,396
Prepaid expenses and other current assets	2,136	1,510
Total current assets	21,205	44,893
Loan receivable, net of allowance for credit losses of $19,215 and $33,050 at September 30, 2023 and December 31, 2022, respectively	11,298	12,214
Property and equipment, net	8,385	10,044
Operating lease right-of-use assets	2,036	2,210
Other non-current assets	141	326
Total assets	$43,065	$69,687

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$22,160	$20,543
Accrued expenses and other current liabilities	12,824	16,380
Operating lease liabilities, current	669	734
Long-term debt, current	1,140	28,833
Related party debt, current	500	—
Deferred revenue	4,079	4,112
Total current liabilities	41,372	70,602
Warrant liabilities	2,386	5,985
Other non-current liabilities	—	147
Operating lease liabilities, net of current	1,550	1,587
Long-term debt, net of current	18,998	407
Total liabilities	64,306	78,728

Commitments and contingencies (Note 15)

Stockholders’ (deficit) equity:
Common Stock, $0.001 par value per share, 10,000,000 and 5,000,000 shares authorized at September 30, 2023 and December 31, 2022, respectively, 1,651,281 and 1,038,298 shares issued and outstanding at September 30, 2023 and December 31, 2022, respectively(1)	2	1
Preferred Stock, $0.001 par value per share, 2,895,000 shares authorized, no shares issued or outstanding	—	—
Preferred A Stock, $0.001 par value per share, 105,000 shares authorized, no shares issued or outstanding	—	—
Additional paid-in capital	244,898	237,875
Accumulated deficit	(266,374)	(247,148)
Total stockholders’ deficit attributable to Agrify	(21,474)	(9,272)
Non-controlling interests	233	231
Total liabilities and stockholders’ equity	$43,065	$69,687

____________

(1)      Periods presented have been adjusted to reflect the 1-for-20 reverse stock split on July 5, 2023. Additional information regarding the reverse stock splits may be found in Note 1 — Overview, Basis of Presentation, and Significant Accounting Policies, included in the notes to the consolidated financial statements

The accompanying notes are an integral part of these condensed consolidated financial statements.

AGRIFY CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and per share data)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Revenue (including $0, $0, $46, and $1,763 from related parties, respectively)	$3,139	$7,019	$14,009	$52,369
Cost of goods sold	2,165	11,135	11,447	50,703
Gross profit (loss)	974	(4,116)	2,562	1,666

General and administrative	4,321	24,126	16,066	53,263
Selling and marketing	812	2,160	3,522	6,582
Research and development	486	1,747	1,864	6,269
Change in contingent consideration	—	(602)	(1,322)	(1,509)
Gain on disposal	(67)	—	(62)	—
Impairment of goodwill and intangible assets	—	—	—	69,904
Total operating expenses	5,552	27,431	20,068	134,509
Loss from operations	(4,578)	(31,547)	(17,506)	(132,843)
Interest expense, net	(363)	(4,654)	(1,562)	(7,404)
Change in fair value of warrant liabilities	1,975	16,268	3,599	47,234
Loss on extinguishment of notes payable	—	(38,985)	(4,631)	(38,985)
Other expense, net	874	1,506	874	1,506
Other (expense) income, net	2,486	(25,865)	(1,720)	2,351
Net loss before income taxes	(2,092)	(57,412)	(19,226)	(130,492)
Income tax benefit	—	—	—	262
Net loss	(2,092)	(57,412)	(19,226)	(130,230)
(Loss) income attributable to non-controlling interest	—	(1)	2	(5)
Net loss attributable to Agrify Corporation	$(2,092)	$(57,413)	$(19,224)	$(130,235)
Net loss per share attributable to Common Stockholders – basic and diluted	$(1.27)	$(429.98)	$(13.48)	$(1,003.10)
Weighted average common shares outstanding – basic and diluted(1)	1,649,741	133,526	1,426,016	129,832

____________

(1)      Periods presented have been adjusted to reflect the 1-for-20 reverse stock split on July 5, 2023. Additional information regarding reverse stock splits may be found in Note 1 — Overview, Basis of Presentation, and Significant Accounting Policies, included elsewhere in the notes to the consolidated financial statements

The accompanying notes are an integral part of these condensed consolidated financial statements.

AGRIFY CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)
(In thousands)
(Unaudited)

	Common Stock		Preferred A Stock		Additional Paid-in-Capital	Accumulated Deficit	Total Stockholders’ Equity attributable to Agrify	Non- Controlling Interests	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount
Balance at January 1, 2022	111,035	$—	—	$—	$196,034	$(58,975)	$137,059	$365	$137,424
Stock-based compensation	—	—	—	—	1,893	—	1,893	—	1,893
Issuance of Common Stock and warrants in private placement	12,252	—	—	—	14,800	—	14,800	—	14,800
Acquisition of Lab Society	1,490	—	—	—	1,903	—	1,903	—	1,903
Exercise of options	42	—	—	—	20	—	20	—	20
Exercise of warrants	8,138	—	—	—	2	—	2	—	2
Net income	—	—	—	—	—	(72,824)	(72,824)	4	(72,820)
Balance at June 30, 2022	132,957	—	—	—	214,652	(131,799)	82,853	369	83,222
Stock-based compensation	—	—	—	—	1,645	—	1,645	—	1,645
Issuance of Common Stock in connection with acquisition	435	—	—	—	2,220	—	2,220	—	2,220
Reclass of warrant liability	—	—	—	—	4	—	4	—	4
Exercise of warrants	158	—	—	—	2	—	2	—	2
Issuance of restricted stock	1,000	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	(57,413)	(57,413)	1	(57,412)
Balance at September 30, 2022	134,550	$—	—	$—	$218,523	$(189,212)	$29,311	$370	$29,681

AGRIFY CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’
EQUITY (DEFICIT) — (Continued)
(In thousands)
(Unaudited)

	Common Stock		Preferred A Stock		Additional Paid-in- Capital	Accumulated Deficit	Total Stockholders’ Equity attributable to Agrify	Non- Controlling Interests	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance at January 1, 2023	1,038,298	$1	—	$—	$237,875	$(247,148)	$(9,272)	$231	$(9,041)
Stock-based compensation	—	—	—	—	1,611	—	1,611	—	1,611
Issuance of Common Stock through an “at the market” offering, net of fees	323,082	—	—	—	1,545	—	1,545	—	1,545
Issuance of held-back shares to Lab Society	499	—	—	—	—	—	—	—	—
Issuance of Common Stock to Pure Pressure	366	—	—	—	—	—	—	—	—
Vesting of restricted stock units	17	—	—	—	—	—	—	—	—
Exercise of prefunded warrants in private placement	35,000	—	—	—	—	—	—	—	—
Conversion of Exchange Note	69,567	—	—	—	2,146	—	2,146	—	2,146
Conversion of Convertible Note	153,617	1	—	—	1,171	—	1,172	—	1,172
Proceeds from Employee Stock Purchase Plan Shares	2,500	—	—	—	25	—	25	—	25
Net loss	—	—	—	—	—	(17,134)	(17,134)	2	(17,132)
Balance June 30, 2023	1,622,946	2	—	—	244,373	(264,282)	(19,907)	233	(19,674)
Stock-based compensation	—	—	—	—	525	—	525	—	525
Reverse stock split fractional share settlement	28,335	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	(2,092)	(2,092)	—	(2,092)
Balance September 30, 2023	1,651,281	$2	—	$—	$244,898	$(266,374)	$(21,474)	$233	$(21,241)

The accompanying notes are an integral part of these condensed consolidated financial statements.

AGRIFY CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)
(Unaudited)

	For the nine months ended September 30,
	2023	2022
Cash flows from operating activities:
Net loss attributable to Agrify Corporation	$(19,224)	$(130,235)
Adjustments to reconcile net loss attributable to Agrify Corporation to net cash used in operating activities:
Depreciation and amortization	1,469	2,602
Amortization of premium on investment securities	—	606
Amortization of debt (premium) discount	(6)	4,195
Interest on investment securities	—	(700)
Amortization of issuance costs	24	508
Deferred income taxes	—	(262)
Prepaid and refundable taxes	—	(10)
Stock based compensation expense	2,136	3,538
Non-cash interest income	—	(1,581)
Change in fair value of warrant liabilities	(3,599)	(47,234)
Loss on extinguishment of notes payable, net	4,631	38,985
Impairment of goodwill and intangible assets	—	69,904
(Recovery of) provision for credit losses	(14,818)	23,708
(Recovery of) provision for slow-moving inventory	(2,914)	967
(Gain) loss on disposal of fixed assets	(63)	6
Change in fair value of contingent consideration	—	(1,509)
(Income) loss attributable to non-controlling interests	(2)	5
Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable	866	1,217
Inventory	6,619	(20,129)
Prepaid expenses and other current assets	630	969
Right of use assets, net	66	55
Other non-current assets	170	(10)
Accounts payable	1,505	303
Accrued expenses and other current liabilities	(3,406)	(8,165)
Operating lease liabilities	9	—
Deferred revenue	(33)	4,247
Net cash and cash equivalents used in operating activities	(25,940)	(58,020)

Cash flows from investing activities:
Purchases of property and equipment	(59)	(8,002)
Proceeds from disposal of property and equipment	87	—
Purchase of securities	—	(283,271)
Proceeds from sale of securities	10,456	317,593
Issuance of loans receivable	(591)	(26,942)
Proceeds from repayment of loan receivable	15,342	—
Cash paid for business combination, net of cash acquired	—	(3,513)
Net cash and cash equivalents provided by (used in) investing activities	25,235	(4,135)

AGRIFY CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)
(In thousands)
(Unaudited)

	For the nine months ended September 30,
	2023	2022
Cash flows from financing activities:
Proceeds from issuance of debt and warrants in private placement, net	—	61,891
Proceeds from issuance of Common Stock and warrants in private placement, net of fees	—	25,797
Proceeds from “at the market” Program, net	1,545	—
Proceeds from Employee Stock Purchase Plan Shares	25	—
Proceeds from exercise of options	—	20
Proceeds from exercise of warrants	—	3
Proceeds from issuance of related party note	500	—
Repayment of debt in private placement	(10,307)	(33,170)
Repayments of notes payable, other	(71)	(48)
Payments on other financing loans	(5)	(248)
Payments on insurance financing loans	(1,205)	(1,714)
Payments of financing leases	(80)	(241)
Impact of reverse stock split	—	2
Net cash and cash equivalents (used in) provided by financing activities	(9,598)	52,292
Net decrease in cash and cash equivalents	(10,303)	(9,863)
Cash and cash equivalents at the beginning of period	10,457	12,014
Cash and cash equivalents at the end of period	$154	$2,151
Cash, cash equivalents, and restricted cash at end of period
Cash and cash equivalents	154	2,151
Restricted cash	—	10,000
Total cash, cash equivalents, and restricted cash at the end of period	$154	$12,151
Supplemental disclosures of non-cash flow information
Initial fair value of warrants	$—	$50,705
Financing of prepaid insurance	$1,694	$1,928
Transfer of property and equipment to inventory	$33	$—
Conversion of convertible notes	$3,306	$—

The accompanying notes are an integral part of these condensed consolidated financial statements.

AGRIFY CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Overview, Basis of Presentation and Significant Accounting Policies

Description of Business

Agrify Corporation (“Agrify” or the “Company”) is a leading provider of innovative cultivation and extraction solutions for the cannabis industry, bringing data, science, and technology to the forefront of the market. The Company’s proprietary micro-environment-controlled Agrify Vertical Farming Units (or “VFUs”) enable cultivators to produce the highest quality products with what we believe to be unmatched consistency, yield, and return investment at scale. The Company’s comprehensive extraction product line, which includes hydrocarbon, alcohol, solventless, post-processing, and lab equipment, empowers producers to maximize the quantity and quality of extract required for premium concentrates.

The Company believes it is the only company with an automated and fully integrated grow solution in the industry. The Company’s cultivation and extraction solutions seamlessly combines its integrated hardware and software offerings with a broad range of associated services including consulting, engineering, and construction and is designed to deliver the most complete commercial indoor farming solution available from a single provider. The totality of its product offerings and service capabilities forms an unrivaled ecosystem in what has historically been a highly fragmented market. As a result, the Company believes it is well-positioned to capture market share and create a dominant market position in the indoor cannabis sector.

The Company was formed in the State of Nevada on June 6, 2016 as Agrinamics, Inc., and subsequently changed its name to Agrify Corporation. The Company is sometimes referred to herein by the words “we,” “us,” “our,” and similar terminology.

The Company has nine wholly-owned subsidiaries, which are collectively referred to as the “Subsidiaries” and the Company also has ownership interests in certain companies.

Reverse Stock Splits

On October 18, 2022, the Company effected a 1-for-10 reverse stock split of its Common Stock. All share and per share information has been retroactively adjusted to give effect to the reverse stock split for all periods presented unless otherwise indicated.

On July 5, 2023, the Company effected a 1-for-20 reverse stock split of its Common Stock. All share and per share information has been retroactively adjusted to give effect to the reverse stock split for all periods presented unless otherwise indicated.

No fractional shares of Common Stock were issued as a result of these reverse stock splits. Any fractional shares in connection with these reverse stock splits were rounded up to the nearest whole share and no stockholders received cash in lieu of fractional shares. The reverse stock splits had no impact on the number of shares of Common Stock that the Company is authorized to issue pursuant to its articles of incorporation or on the par value per share of the Common Stock. Proportional adjustments were made to the number of shares of Common Stock issuable upon exercise or conversion of the Company’s outstanding stock options and warrants, the exercise price or conversion price (as applicable) of the Company’s outstanding stock options and warrants, and the number of shares reserved for issuance under the Company’s equity incentive plan. All share and per share information included in this Quarterly Report on Form 10-Q has been retroactively adjusted to reflect the impact of these reverse stock splits.

Confidentially Marketed Public Offering

On December 16, 2022, the Company entered into an underwriting agreement (the “Underwriting Agreement”) with Canaccord Genuity LLC as the underwriter, pursuant to which the Company agreed to issue and sell an aggregate of 594,232 shares of its Common Stock, and, in lieu of Common Stock to certain investors that so chose, pre-funded warrants (the “Pre-Funded 2022 Warrants”) to purchase 75,000 shares of our Common Stock, and accompanying warrants (the “December 2022 Warrants”) to purchase 1,338,462 shares of the Company’s Common Stock (the “Offering”). The shares of Common Stock (or Pre-Funded 2022 Warrants) and the accompanying December 2022

AGRIFY CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Overview, Basis of Presentation and Significant Accounting Policies (cont.)

Warrants will be issued separately but can only be purchased together in this Offering. Additional information regarding the Company’s December 2022 Warrants may be found in Note 4 — Fair Value Measures and Note 10 — Stockholders’ Equity, included elsewhere in the notes to the consolidated financial statements.

The aggregate gross proceeds to the Company from the Offering were approximately $8.7 million including offering costs of approximately $0.5 million for broker fees and legal expenses, for net proceeds of $8.2 million. The Company has used the net proceeds from the Offering, together with its existing cash resources, for working capital and general corporate purposes, which may include capital expenditures and repayment of debt.

Nasdaq Deficiency Notice

On October 4, 2022, the Company received a deficiency letter from the Listing Qualifications Department (the “Staff”) of The Nasdaq Stock Market, LLC (“Nasdaq”) notifying the Company that, for the last 30 consecutive business days, the bid price for the Company’s Common Stock had closed below $1.00 per share, which is the minimum closing price required to maintain a continued listing on The Nasdaq Capital Market under Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Requirement”). In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company had 180 calendar days to regain compliance with the Minimum Bid Requirement. To regain compliance with the Minimum Bid Requirement, the closing bid price of the Company’s Common Stock must be at least $1.00 per share for a minimum of 10 consecutive trading days during this 180-day compliance period, unless the Staff exercised its discretion to extend the minimum trading day period pursuant to Nasdaq Listing Rule 5810(c)(3)(G). On October 28, 2022, the Staff notified the Company that the closing bid price for its Common Stock was more than $1.00 for 10 consecutive trading days, and that the Company therefore regained compliance with the Minimum Bid Requirement.

On January 19, 2023, the Company received a new deficiency letter from the Staff of Nasdaq notifying the Company that, for the previous 30 consecutive business days, the bid price for its Common Stock had closed below $1.00 per share, which is the minimum closing price required to maintain a continued listing on The Nasdaq Capital Market under the Minimum Bid Requirement. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company had 180 calendar days to regain compliance with the Minimum Bid Requirement. To regain compliance with the Minimum Bid Requirement, the closing bid price of the Company’s Common Stock must be at least $1.00 per share for a minimum of 10 consecutive trading days during this 180-day compliance period, unless the Staff exercises its discretion to extend the minimum trading day period pursuant to Nasdaq Listing Rule 5810(c)(3)(G). On July 19, 2023, the Company received a notice from Nasdaq confirming its recompliance with the minimum bid price rule.

As disclosed in the Current Report on Form 8-K filed on April 17, 2023, the Company’s audit committee concluded that, as a result of inadvertent errors in the accounting for warrants previously issued by the Company, it was appropriate to restate the Company’s previously issued unaudited condensed consolidated interim financial statements as of and for the quarterly periods ended March 31, 2022, June 30, 2022 and September 30, 2022 included in the Company’s Quarterly Reports on Form 10-Q for such periods in amended quarterly reports for the affected periods. As a result of such restatements, the Company was unable to timely file the 2022 Form 10-K, the First Quarter 2023 Form 10-Q and the Second Quarter 2023 Form 10-Q without unreasonable effort or expense.

On April 18, 2023, the Company received a notice from Nasdaq (the “April Nasdaq Notice”) that it was noncompliant with Nasdaq Listing Rule 5250(c)(1) as a result of its failure to file its Annual Report on Form 10-K (the “Form 10-K”) with the SEC by the required due date.

On May 17, 2023, the Company received a second notice from Nasdaq (the “May Nasdaq Notice”) that it remained noncompliant with Nasdaq Listing Rule 5250(c)(1) as a result of its failure to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2023 (the “First Quarter Form 10-Q”) with the SEC by the required due date.

AGRIFY CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Overview, Basis of Presentation and Significant Accounting Policies (cont.)

On August 16, 2023, the Company received a third notice from Nasdaq that it remain noncompliant with Nasdaq Listing Rule 5250(c)(1) as a result of its failure to file its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2023 (the “Second Quarter Form 10-Q”) with the SEC by the required filing date (the “August Nasdaq Notice” and, together with the April Nasdaq Notice and the May Nasdaq Notice, the “Nasdaq Notices”).

The Nasdaq granted the Company an exception until October 16, 2023, to file its 2022 Form 10-K and First and Second Quarter 2023 Forms 10-Q. The Nasdaq Notice had no immediate effect on the listing of the Company’s Common Stock on The Nasdaq Stock Market LLC.

On October 17, 2023, the Company received a Staff Delisting Determination (the “Staff Determination”) from the Listing Qualifications Department of Nasdaq notifying the Company that it was not in compliance with Nasdaq’s continued listing requirements under the Listing Rule as a result of its failure to file the First Quarter Form 10-Q, the Second Quarter Form 10-Q and the Form 10-K (collectively, the “Delinquent Reports”) in a timely manner.

On November 16, 2023, the Company received a notice from Nasdaq that the Company remains noncompliant with the Listing Rule as a result of its failure to file its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2023 with the SEC by the required filing date (the “November Nasdaq Notice” and, together with the April Nasdaq Notice, the May Nasdaq Notice, and the August Nasdaq Notice, the “Nasdaq Notices”).

The Company timely requested a hearing before the Nasdaq Hearings Panel (the “Panel”), and the Panel scheduled a hearing for January 11, 2024. In connection with the hearing request, the Company requested that the stay be extended through the hearing and the expiration of any additional extension period granted by the Panel following the hearing. In that regard, pursuant to the Nasdaq Listing Rules, the Panel granted the additional extension period. However, there can be no assurance that the Company will be able to regain compliance by the end of any additional extension period.

The Paycheck Protection Program

In May 2020, the Company received an unsecured Paycheck Protection Program Loan (“PPP Loan”) from the Bank of America pursuant to the Paycheck Protection Program (the “PPP”) under the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”), administered by the U.S. Small Business Administration (the “SBA”). The Company received total loan proceeds of approximately $0.8 million from the PPP Loan. On February 18, 2022, the Company applied for forgiveness of the outstanding balance of the PPP Loan and the application was denied by the SBA on March 18,2022. However, on June 23, 2022, the Company received a letter from Bank of America agreeing to extend the maturity date to May 7, 2025 and the loan will bear interest at a rate of 1.00% per year. The PPP loan is payable in 34 equal combined monthly principal and interest payments of approximately $24 thousand that commenced on August 7, 2022.

Basis of Presentation and Principles of Consolidation

Accounting for Wholly-Owned Subsidiaries

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) and include the accounts of Agrify Corporation and its wholly-owned subsidiaries, as described above, in accordance with the provisions required by the Consolidation Topic 810 of the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”). The Company includes results of operations of acquired companies from the date of acquisition. All significant intercompany transactions and balances are eliminated.

AGRIFY CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Overview, Basis of Presentation and Significant Accounting Policies (cont.)

Accounting for Less Than Wholly-Owned Subsidiaries

For the Company’s less than wholly-owned subsidiaries, which include, Agrify-Valiant LLC (“Agrify-Valiant”), and Agrify Brands, LLC (“Agrify Brands”), the Company first analyzes whether these entities are a variable interest entity (a “VIE”) in accordance with ASC Topic 810, Consolidation (“ASC 810”), and if so, whether the Company is the primary beneficiary requiring consolidation. A VIE is an entity that has (i) insufficient equity to permit it to finance its activities without additional subordinated financial support or (ii) equity holders that lack the characteristics of a controlling financial interest. The financial results of a VIE are consolidated by the primary beneficiary, which is the entity that has both the power to direct the activities that most significantly impact the entity’s economic performance and the obligation to absorb losses or the right to receive benefits from the entity that potentially could be significant to the entity. Variable interests in a VIE are contractual, ownership or other financial interests in a VIE that change with changes in the fair value of the VIE’s net assets. The Company continuously re-assesses (i) whether the joint-venture is a VIE, and (ii) if the Company is the primary beneficiary of the VIE. If it is determined that the joint-venture qualifies as a VIE and the Company is the primary beneficiary, the Company’s financial interest in the VIE is consolidated.

Based on the Company’s analysis of these entities, the Company has determined that Agrify-Valiant and Agrify Brands are each a VIE, and that the Company is the primary beneficiary. While the Company owns 60% of Agrify-Valiant’s equity interests and 75% of Agrify Brand’s equity interests, the remaining equity interests in Agrify-Valiant and Agrify Brands are owned by unrelated third parties, and the agreement with these third parties provides the Company with greater voting rights. Accordingly, the Company consolidates its interest in the financial statements of Agrify-Valiant and Agrify Brands under the VIE rules and reflects the third parties’ interests in the consolidated financial statements as a non-controlling interest. The Company records this non-controlling interest at its initial fair value, adjusting the basis prospectively for the third parties’ share of the respective consolidated investments’ net income or loss or equity contributions and distributions. These non-controlling interests are not redeemable by the equity holders and are presented as part of permanent equity. Income and losses are allocated to the non-controlling interest holders based on its economic ownership percentage.

Going Concern

In accordance with the FASB Accounting Standards Update (“ASU”) 2014-15, “Presentation of Financial Statements — Going Concern”, the Company’s management evaluated whether there are conditions or events that raise substantial doubt about its ability to continue as a going concern within one year after the financial statements’ issuance date. The following matters raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date the financial statements are issued.

The Company has incurred operating losses since its inception and has negative cash flows from operations and a working capital deficiency. The Company also has an accumulated deficit of $266 million as of September 30, 2023. The Company’s primary sources of liquidity are its cash and cash equivalents and marketable securities, with additional liquidity accessible, subject to market conditions and other factors, including limitations that may apply to the Company under applicable SEC regulations, from the capital markets, including under its at-the-market continuous equity offering (“ATM” or ATM Program”).

As of September 30, 2023, the Company had $0.2 million of cash, cash equivalents, and marketable securities. The Company had no restricted cash as of September 30, 2023. As of December 31, 2022 the Company’s restricted cash balance of $10.0 million was associated with its new senior secured note (the “Exchange Note”). Current liabilities were $41.4 million as of September 30, 2023. Additional information regarding the Company’s Exchange Note may be found in Note 8 — Debt, included elsewhere in the notes to the consolidated financial statements.

On October 18, 2022, the Company entered into the ATM Program with Canaccord Genuity LLC (the “Agent”) pursuant to which it may issue and sell, from time to time, shares of its Common Stock having an aggregate offering price of up to $50 million, depending on market demand, with the Agent acting as an agent for sales. The ATM Program allowed the Company to sell shares of Common Stock pursuant to specific parameters defined by the Company as well

AGRIFY CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Overview, Basis of Presentation and Significant Accounting Policies (cont.)

as those defined by the SEC and the ATM Program agreement. In 2022, the Company sold 306,628 shares of Common Stock under the ATM at an average price of $50.85, resulting in gross proceeds of $15.6 million and net proceeds $15.1 million after commissions and fees to the Agent totaling $0.5 million and legal fees totaling $0.1 million. As of April 1, 2023, after which time the ATM program was discontinued, the Company sold an additional 323,082 shares of Common Stock under the ATM at an average price of $4.93, resulting in gross proceeds of $1.6 million and net proceeds of $1.6 million after commissions and fees to the Agent totaling $48 thousand. $3.0 million of the proceeds under the ATM Program were used to repay amounts due to High Trail Special Situations LLC (the “Investor”) under the Exchange Note. The Company used the net proceeds generated from the ATM Program for working capital and general corporate purposes, including repayment of indebtedness, funding its transformation initiatives and product category expansion efforts and capital expenditures. Due to the late filing of the Company’s Annual Report on Form 10-K, the Company is no longer eligible to utilize the registration statement on Form S-3 relating to the ATM Program.

Use of Estimates

The preparation of the Company’s consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of expenses during the reporting period. Significant estimates include assumptions about collection of accounts and notes receivable, the valuation and recognition of stock-based compensation expense, valuation allowance for deferred tax assets, the valuation of inventory, and useful life of fixed assets and intangible assets. The Company bases its estimates on historical experience, known trends and other market-specific information, other relevant factors that it believes to be reasonable under the circumstances, and management’s judgement. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts, and experience. Changes in estimates are recorded in the period in which they become known. Actual financial results could differ from those estimates.

Reclassifications

Certain amounts in the Company’s prior period financial statements have been reclassified to conform to the presentation of the current period financial statements. In this filing, the Company has reclassified selling, general and administrative expenses to two separate line items in the accompanying consolidated statements of operations as general and administrative expenses and selling and marketing expenses for the three months ended September 30, 2023 and 2022.

In addition, the Company effected a 1-for-10 reverse stock split of its Common Stock on October 18, 2022 and a 1-for-20 reverse stock split of its Common Stock on July 5, 2023. All share and per share information has been retroactively adjusted to give effect to the reverse stock split for all periods presented unless otherwise indicated. The shares of Common Stock retained a par value of $0.001 per share. Accordingly, the Stockholders’ equity section of the Consolidated Balance Sheet reflects the reverse stock split by reclassifying from “Common Stock” to “Additional paid-in capital” an amount equal to the par value of the decreased shares resulting from the reverse stock split.

Cash and Cash Equivalents

Cash and cash equivalents consist principally of cash and deposits with maturities of three months or less as of September 30, 2023 and December 31, 2022. All cash equivalents are carried at cost, which approximates fair value.

Marketable Securities

The Company’s marketable security investments primarily include investments held in mutual funds, municipal bonds, and corporate bonds. The mutual funds are recorded at fair value in the accompanying consolidated balance sheets as part of cash and cash equivalents. The municipal and corporate bonds are considered to be held-to-maturity

AGRIFY CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Overview, Basis of Presentation and Significant Accounting Policies (cont.)

securities and are recorded at amortized cost in the accompanying consolidated balance sheets. The fair value of these investments was estimated using recently executed transactions and market price quotations. The Company considers current assets to be those investments that will mature within the next 12 months, including interest receivable on long-term bonds.

Accounts Receivable, Net

Accounts receivable, net, primarily consists of amounts for goods and services that are billed and currently due from customers. Accounts receivable balances are presented net of an allowance for credit losses, which is an estimate of billed amounts that may not be collectible. In determining the amount of the allowance at each reporting date, management makes judgments about general economic conditions, historical write-off experience, and any specific risks identified in customer collection matters, including the aging of unpaid accounts receivable and changes in customer financial conditions. Accounts receivable balances are written off after all means of collection are exhausted and the potential for non-recovery is determined to be probable. Adjustments to the allowance for credit losses are recorded as general and administrative expenses in the consolidated statements of operations.

Concentration of Credit Risk and Significant Customer

Financial instruments that potentially subject the Company to a concentration of credit risk primarily consist of cash, cash equivalents, restricted cash, marketable securities, and accounts receivable. Cash equivalents primarily consist of money market funds with original maturities of three months or less, which are invested primarily with U.S. financial institutions. Cash deposits with financial institutions, including restricted cash, generally exceed federally insured limits. Management believes minimal credit risk exists with respect to these financial institutions and the Company has not experienced any losses on such amounts.

The tables below show customers who account for 10% or more of the Company’s total revenues and 10% or more of the Company’s accounts receivable for the periods presented:

Revenue

For the three and nine months ended September 30, 2023 and 2022, the Company’s customers that accounted for 10% or more of the total revenue were as follows:

	Three months ended September 30, 2023		Three months ended September 30, 2022		Nine months ended September 30, 2023		Nine months ended September 30, 2022
(In thousands)	Amount	% of Total Revenue	Amount	% of Total Revenue	Amount	% of Total Revenue	Amount	% of Total Revenue
Company Customer Number – 136	*	*	$908	12.9%	$1,930	13.8%	$7,054	13.5%
Company Customer Number – 125	*	*	*	*	$1,855	13.2%	*	*
Company Customer Number – 139	*	*	*	*	*	*	$8,590	16.4%

____________

*        Customer revenue, as a percentage of total revenue, was less than 10%

AGRIFY CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Overview, Basis of Presentation and Significant Accounting Policies (cont.)

Accounts Receivable, Net

As of September 30, 2023 and December 31, 2022, the Company’s customers that accounted for 10% or more of the total accounts receivable, net, were as follows:

	As of September 30, 2023		As of December 31, 2022
(In thousands)	Amount	% of Total Accounts	Amount	% of Total Accounts
Company Customer Number – 15095	$718	60.5%	$352	32.9%
Company Customer Number – 15874	$405	34.1%	*	*
Company Customer Number – 16491	*	*	$123	11.5%
Company Customer Number – 10888	*	*	$251	23.5%

____________

*        Customer accounts receivable, as a percentage of total accounts receivable, was less than 10%

Inventories

The Company values all its inventories, which consist primarily of significant raw material hardware components, at the lower of cost or net realizable value, with cost principally determined by the weighted-average cost method on a first-in, first-out basis. Write-offs of potentially slow-moving or damaged inventory are recorded through specific identification of obsolete or damaged material.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization expenses are recognized using the straight-line method over the estimated useful life of each asset, as follows:

Estimated Useful Life (Years)
Computer and office equipment	2 to 3
Furniture and fixtures	2
Software	3
Vehicles	5
Research and development of laboratory equipment	5
Machinery and equipment	3 to 5
Leased equipment	5 to 13
Trade show assets	3 to 5
Leasehold improvements	Lower of estimated useful life or remaining lease term

The estimated useful lives of the Company’s property and equipment are periodically assessed to determine if changes are appropriate. The Company charges maintenance and repairs to expense as incurred. When the Company retires or disposes of assets, the carrying cost of these assets and related accumulated depreciation or amortization are eliminated from the consolidated balance sheet and any resulting gain or loss are included in the consolidated statements of operations in the period of retirement or disposal.

Costs for capital assets not yet placed into service are capitalized as construction-in-progress and depreciated once placed into service. During construction, costs are accumulated in a construction-in-progress account, with no depreciation. Upon completion, costs are transferred to the appropriate asset account, and depreciation begins when the asset is placed into service.

AGRIFY CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Overview, Basis of Presentation and Significant Accounting Policies (cont.)

Goodwill

Goodwill is defined as the excess of cost over the fair value of assets acquired and liabilities assumed in a business combination. Goodwill is tested for impairment annually, and more frequently if events and circumstances indicate that the asset might be impaired. The Company has determined that it is a single reporting unit for the purpose of conducting the goodwill impairment assessment. A goodwill impairment charge is recorded if the amount by which the Company’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. Factors that could lead to a future impairment include material uncertainties such as a significant reduction in projected revenues, a deterioration of projected financial performance, future acquisitions and/or mergers, and/or a decline in the Company’s market value as a result of a significant decline in the Company’s stock price.

During the quarter ended June 30, 2022, the Company identified an impairment-triggering event associated with both a sustained decline in the Company’s stock price and associated market capitalization, as well as a second-quarter slowdown in the cannabis industry as a whole. Due to these factors, the Company deemed that there was an impairment to the carrying value of its property and equipment and accordingly performed interim testing as of June 30, 2022.

Based on its interim testing, the Company noted that the carrying value of equity exceeded the calculated fair value by an amount greater than the aggregate value of our goodwill. Accordingly, the Company concluded that the entire carrying value of its goodwill was impaired, resulting in a second-quarter impairment charge of $54.7 million in 2022. Additional information regarding the Company’s interim testing on goodwill may be found in Note 7 — Goodwill and Intangible Assets, Net, included elsewhere in the notes to the consolidated financial statements.

Intangible Assets

The Company initially records intangible assets at their estimated fair values and reviews these assets periodically for impairment. Identifiable intangible assets, which consist principally of customer-related acquired assets, acquired and/or developed technology, non-compete agreements, and trade names, are reported net of accumulated amortization, and are being amortized over their estimated useful lives at amortization rates that are proportional to each asset’s estimated economic benefit. The Company’s intangible assets are amortized on a straight-line basis over the estimated useful lives of the assets. The Company reviews the carrying value of these intangible assets annually, or more frequently if indicators of impairment are present.

The useful lives are as follows:

Trade names	5 to 7 years
Acquired developed technology	5 to 8 years
Non-compete agreements	5 years
Customer relationships	5 to 8 years
Capitalized website costs	3 to 5 years

In performing the review of the recoverability of intangible assets, the Company considers several factors, including whether there have been significant changes in legal factors or the overall business climate that could affect the underlying value of an asset. The Company also considers whether there is an expectation that the asset will be sold or disposed of before the end of its remaining estimated useful life. If, as the result of examining any of these factors, the Company concludes that the carrying value of the intangible asset exceeds its estimated fair value, the Company recognizes an impairment charge and reduces the carrying value of the asset to its estimated fair value.

During the quarter ended June 30, 2022, the Company identified an impairment-triggering event associated with both a sustained decline in the Company’s stock price and associated market capitalization, as well as a second-quarter slowdown in the cannabis industry as a whole. Due to these factors, the Company deemed that there was an impairment to the carrying value of its property and equipment and accordingly performed interim testing as of June 30, 2022.

AGRIFY CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Overview, Basis of Presentation and Significant Accounting Policies (cont.)

Based on its interim testing, the Company noted that the carrying value of equity exceeded the calculated fair value by an amount greater than the aggregate value of our intangible assets. Accordingly, the Company concluded that the entire carrying value of its intangible assets should be impaired, resulting in a second-quarter impairment charge of $15.2 million in 2022. Additional information regarding the Company’s interim testing on intangible assets may be found in Note 7 — Goodwill and Intangible Assets, Net, included elsewhere in the notes to the consolidated financial statements.

Convertible Notes Payable

The Company evaluates its convertible instruments to determine if those contracts or embedded components of those contracts qualify as derivative financial instruments to be separately accounted for in accordance with ASC Topic 815, Derivatives and Hedging (“ASC 815”). The accounting treatment of derivative financial instruments requires that the Company identify and record certain ECOs, certain variable-share settlement features, and any related freestanding instruments at their fair values as of the inception date of the agreement and at fair value as of each subsequent balance sheet date. Any change in fair value is recorded as non-operating, non-cash income or expense for each reporting period at each balance sheet date. The Company reassesses the classification of its derivative instruments at each balance sheet date. If the classification changes as a result of events during the period, the contract is reclassified as of the date of the event that caused the reclassification. Bifurcated embedded conversion options, variable-share settlement features, and any related freestanding instruments are recorded as a discount to the host instrument which is amortized to interest expense over the life of the respective note using the effective interest method.

Warrant Liabilities

The Company does not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risks. The Company evaluates all its financial instruments, including issued private placement stock purchase warrants, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives, pursuant to ASC Topic 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815. The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in ASC 480 and ASC 815. Management’s assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, whether they meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own Common Stock among other conditions for equity classification.

For issued or modified warrants that meet all of the criteria for equity classification, they are recorded as a component of additional paid-in capital at the time of issuance. For issued or modified warrants that are precluded from equity classification, they are recorded as a liability at their initial fair value on the date of issuance and subject to remeasurement on each balance sheet date with changes in the estimated fair value of the warrants to be recognized as an unrealized gain or loss in the consolidated statements of operations.

On August 18, 2022, the Company reached an agreement with its institutional lender to amend its existing Securities Purchase Agreement and entered into a Securities Exchange Agreement (the “August 2022 Exchange Agreement”). Pursuant to the August 2022 Exchange Agreement, the Company issued a new warrant to purchase 71,139 shares of Common Stock (the “Note Exchange Warrant”) and modified an existing warrant (the “SPA Warrant”) to purchase up to an aggregate of 34,406 shares of Common Stock. The Company exchanged the SPA Warrant for a new warrant for the same number of underlying shares but with a reduced exercise price (the “Modified Warrants” and, collectively with the Note Exchange Warrant, the “August 2022 Warrants”). Additional information regarding the August 2022 Exchange Agreement and August 2022 Warrants may be found in Note 4 — Fair Value Measures and Note 9 — Debt, included elsewhere in the notes to the consolidated financial statements.

Additionally, on April 18, 2023, the Company modified the exercise price of certain warrants, to reduce this from $13.00 per share to $3.45 per share.

AGRIFY CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Overview, Basis of Presentation and Significant Accounting Policies (cont.)

Debt Issuance Costs and Debt Discount

The Company may record debt issuance costs and/or debt discounts in connection with the issuance of debt. The Company may cover these costs by paying cash or issuing warrants. These costs are amortized to interest expense over the expected life of the debt. If a conversion of the underlying debt occurs, a proportionate share of the unamortized amounts is immediately expensed.

Original Issue Discount

Certain convertible debt issued by the Company, may provide the debt holder with an original issue discount. The Company would record the original issue discount to debt discount, reducing the face amount of the note, and is then amortized to interest expense over the life of the debt.

Leases

The Company determines at the inception of an asset contract if such arrangement is or contains a lease. A contract is or contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company classifies leases at the lease commencement date as operating or finance leases and records a right-of-use asset and a lease liability on its consolidated balance sheet for all leases with an initial lease term of greater than 12 months. A lease with an initial term of 12 months or less is not recorded on the balance sheet, but related payments are recognized as an expense on a straight-line basis over the lease term.

The Company’s asset contracts may contain both lease and non-lease components. Non-lease components may include maintenance, utilities, and other operating costs. The Company combines the lease and non-lease components of fixed costs in its lease arrangements as a single lease component. Variable costs, such as utilities or maintenance costs, are not included in the measurement of right-of-use assets and lease liabilities, but rather are expensed when the event determining the amount of variable consideration to be paid occurs.

Lease liabilities and their corresponding right-of-use assets are recorded based on the present value of future lease payments over the expected lease term. The Company determines the present value of future lease payments by using its estimated secured incremental borrowing rate for that lease term as the interest rate implicit in the lease is not readily determinable. The Company estimates its secured incremental borrowing rate for each lease based on the rate of interest that the Company would have to pay to borrow an amount equal to the lease payments on a collateralized basis over a similar term.

Certain of the Company’s leases include options to extend or terminate the lease. The amounts determined for the Company’s right-of-use assets and lease liabilities generally do not assume that renewal options or early-termination provisions, if any, are exercised unless it is reasonably certain that the Company will exercise such options.

Deferred Revenue

Deferred revenue includes amounts collected or billed in excess of revenue that the Company can recognize. The Company recognizes deferred revenue and non-current deferred revenue as revenue as the related performance obligation is satisfied. The Company records deferred revenue that will be recognized during the succeeding twelve-month period as a current liability on the consolidated balance sheet.

Fair Value of Financial Instruments

The Company’s financial instruments consist of cash, accounts receivable, accounts payable and accrued expenses. The estimated fair values of accounts receivable and accounts payable approximate their carrying values due to the short-term nature of these instruments.

AGRIFY CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Overview, Basis of Presentation and Significant Accounting Policies (cont.)

Stock-Based Compensation

The Company measures all stock options and other stock-based awards granted to employees, directors and consultants based on the fair value on the date of the grant and recognizes compensation expense of those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. Historically, the Company has issued stock options to employees, directors and consultants with only service-based vesting conditions and records the expense for these awards using the straight-line method.

The Company classifies stock-based compensation expense in its consolidated statements of operations in the same manner in which the award recipient’s payroll costs are classified.

The Company estimates the fair value of each stock option grant on the date of the grant using the Black-Scholes option-pricing model. Before the IPO, the Company was a private company and therefore lacks company-specific historical and implied volatility information. Therefore, it estimates its expected stock volatility based on the historical volatility of similar publicly-traded companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company’s stock options has been determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. The expected dividend yield is based on the fact that the Company has never paid cash dividends and does not expect to pay any cash dividends in the foreseeable future.

Business Combinations

The Company accounts for business acquisitions using the purchase method of accounting, in accordance with which assets acquired and liabilities assumed are recorded at their respective fair values at the acquisition date. The fair value of the consideration paid, including contingent consideration, is assigned to the assets acquired and liabilities assumed based on their respective fair values. Goodwill represents the excess of the purchase price over the estimated fair values of the assets acquired and liabilities assumed.

The Company’s management exercises significant judgments in determining the fair value of assets acquired and liabilities assumed, as well as intangibles and their estimated useful lives. Fair value and useful life determinations are based on, among other factors, estimates of future expected cash flows, royalty cost savings and appropriate discount rates used in computing present values. These judgments may materially impact the estimates used in allocating acquisition date fair values to assets acquired and liabilities assumed, as well as the Company’s current and future operating results. Actual results may vary from these estimates which may result in adjustments to goodwill and acquisition date fair values of assets and liabilities during a measurement period or upon a final determination of asset and liability fair values, whichever occurs first. Adjustments to the fair value of assets and liabilities made after the end of the measurement period are recorded within the Company’s operating results.

For contingent consideration arrangements, the Company recognizes a liability at fair value as of the acquisition date with subsequent fair value adjustments recorded in the consolidated statements of operations. Additional information regarding the Company’s contingent consideration arrangements may be found in Note 4 — Fair Value Measures, included elsewhere in the notes to the consolidated financial statements.

Revenue Recognition

Overview

The Company generates revenue from the following sources: (1) equipment sales, (2) providing services and (3) construction contracts.

AGRIFY CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Overview, Basis of Presentation and Significant Accounting Policies (cont.)

In accordance with ASC 606 “Revenue Recognition”, the Company recognizes revenue from contracts with customers using a five-step model, which is described below:

•        identify the customer contract;

•        identify performance obligations that are distinct;

•        determine the transaction price;

•        allocate the transaction price to the distinct performance obligations; and

•        recognize revenue as the performance obligations are satisfied.

Identify the customer contract

A customer contract is generally identified when there is approval and commitment from both the Company and its customer, the rights have been identified, payment terms are identified, the contract has commercial substance and collectability is probable. Specifically, the Company obtains written/electronic signatures on contracts and purchase orders, if said purchase orders are issued in the normal course of business by the customer.

Identify performance obligations that are distinct

A performance obligation is a promise by the Company to provide a distinct good or service or a series of distinct goods or services. A good or service that is promised to a customer is distinct if the customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer, and a company’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract.

Determine the transaction price

The transaction price is the amount of consideration to which the Company expects to be entitled in exchange for transferring goods or services to a customer, excluding sales taxes that are collected on behalf of government agencies.

Allocate the transaction price to distinct performance obligations

The transaction price is allocated to each performance obligation based on the relative standalone selling prices (“SSP”) of the goods or services being provided to the customer. The Company’s contracts typically contain multiple performance obligations, for which the Company accounts for individual performance obligations separately, if they are distinct. The standalone selling price reflects the price the Company would charge for a specific piece of equipment or service if it was sold separately in similar circumstances and to similar customers.

Recognize revenue as the performance obligations are satisfied

Revenue is recognized when, or as, performance obligations are satisfied by transferring control of a promised product or service to a customer.

Significant Judgments

The Company enters into contracts that may include various combinations of equipment, services and construction, which are generally capable of being distinct and accounted for as separate performance obligations. Contracts with customers often include promises to transfer multiple products and services to a customer. Determining whether products and services are considered distinct performance obligations that should be accounted for separately versus together may require significant judgment. Once the Company determines the performance obligations, it determines the transaction price, which includes estimating the amount of variable consideration to be included in the transaction price, if any. The Company then allocates the transaction price to each performance obligation in the contract based on the SSP. The corresponding revenue is recognized as the related performance obligations are satisfied.

AGRIFY CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Overview, Basis of Presentation and Significant Accounting Policies (cont.)

Judgment is required to determine the SSP for each distinct performance obligation. The Company determines SSP based on the price at which the performance obligation is sold separately and the methods of estimating SSP under the guidance of ASC 606-10-32-33. If the SSP is not observable through past transactions, the Company estimates the SSP, taking into account available information such as market conditions, expected margins, and internally approved pricing guidelines related to the performance obligations. The Company licenses its SaaS type subscription license, whereby the customer only has a right to access the software over a specified time period. The full value of the contract is recognized ratably over the contractual term of the SaaS subscription, adjusted monthly if tiered pricing is relevant. The Company typically satisfies its performance obligations for equipment sales when equipment is made available for shipment to the customer; for services sales as services are rendered to the customer and for construction contracts both as services are rendered and when the contract is completed.

The Company utilizes the cost-plus margin method to determine the SSP for equipment and build-out services. This method is based on the cost of the services from third parties, plus a reasonable markup that the Company believes is reflective of a market-based reseller margin.

The Company determines the SSP for services in time and materials contracts by observable prices in standalone services arrangements.

The Company estimates variable consideration in the form of royalties, revenue share, monthly fees, and service credits at contract inception and updated at the end of each reporting period if additional information becomes available. Variable consideration is typically not subject to constraint. Changes to variable consideration were not material for the periods presented.

If a contract has payment terms that differ from the timing of revenue recognition, the Company will assess whether the transaction price for those contracts include a significant financing component. The Company has elected the practical expedient that permits an entity to not adjust for the effects of a significant financing component if the Company expects that at the contract inception, the period between when the entity transfers a promised good or service to a customer and when the customer pays for that good or service, will be one year or less. For those contracts in which the period exceeds the one-year threshold, this assessment, as well as the quantitative estimate of the financing component and its relative significance, requires judgment. Accordingly, the Company imputes interest on such contracts at an agreed-upon interest rate and will present the financing components separately as financial income. For the nine months ended September 30, 2023 and 2022, the Company did not have any such financial income.

Payment terms with customers typically require payment 30 days from the invoice date. The Company’s agreements with its customers do not provide for any refunds for services or products and therefore no specific reserve for such is maintained. In the infrequent instances where customers raise concern over delivered products or services, the Company has endeavored to remedy the concern and all costs related to such matters have been insignificant in all periods presented.

The Company has elected to treat shipping and handling activities after the customer obtains control of the goods as a fulfillment cost and not as a promised good or service. Accordingly, the Company will accrue all fulfillment costs related to the shipping and handling of consumer goods at the time of shipment. The Company has payment terms with its customers of one year or less and has elected the practical expedient applicable to such contracts not to consider the time value of money. Sales, value add, and other taxes the Company collects concurrent with revenue-producing activities are excluded from revenue.

The Company receives payment from customers based on specified terms that are generally less than 30 days from the satisfaction of performance obligations. There are no contract assets related to performance under the contract. The difference in the opening and closing balances of the Company’s deferred revenue primarily results from the timing difference between the Company’s performance and the customer’s payment. The Company fulfills obligations under a contract with a customer by transferring products and services in exchange for consideration from the customer.

AGRIFY CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Overview, Basis of Presentation and Significant Accounting Policies (cont.)

Accounts receivable are recorded when the customer has been billed or the right to consideration is unconditional. The Company recognizes deferred revenue when consideration has been received or an amount of consideration is due from the customer, and the Company has a future obligation to transfer certain proprietary products.

In accordance with ASC 606-10-50-13, the Company is required to include disclosure on its remaining performance obligations as of the end of the current reporting period. Due to the nature of the Company’s contracts, these reporting requirements are not applicable. The majority of the Company’s remaining contracts meet certain exemptions as defined in ASC 606-10-50-14 through 606-10-50-14A, including (i) performance obligation is part of a contract that has an original expected duration of one year or less and (ii) the right to invoice practical expedient.

The Company generally provides a one-year warranty on its products for materials and workmanship but may provide multiple year warranties as negotiated, and generally transfers to its customers the warranties it receives from its vendors, if any, which generally cover this one-year period. In accordance with ASC 450-20-25, the Company accrues for product warranties when the loss is probable and can be reasonably estimated. The Company maintains a reserve for warranty returns of $0.6 million and $0.6 million for September 30, 2023 and December 31, 2022, respectively. The Company’s reserve for warranty returns is included in accrued expenses and other current liabilities in its consolidated balance sheets. Additional information regarding the Company’s warranty reserve may be found in Note 3 — Supplemental Consolidated Balance Sheet Information, included elsewhere in the notes to the consolidated financial statements.

Research and Development Costs

The Company expenses research and development costs as incurred. Research and development expenses include payroll, employee benefits and other expenses associated with product development. The Company incurs research and development costs associated with the development and enhancement of both hardware and software products associated with its cultivation and extraction equipment, as well as its SaaS-based software offering, Agrify Insights™ cultivation software (“Agrify Insights™”).

Capitalization of Internal Software Development Costs

The Company capitalizes certain software engineering efforts related to the continued development of Agrify Insights™ under ASC Topic 350-40 The costs incurred in the preliminary stages of development are expensed as incurred as research costs. Once the application has reached the development stage, internal and external costs incurred to develop internal-use software are capitalized and amortized on a straight-line basis over the estimated useful life of the software. Maintenance and enhancement costs, including those costs in the post-implementation stages, are typically expensed as incurred, unless such costs relate to substantial upgrades and enhancements to the software that result in added functionality, in which case the costs are capitalized and amortized on a straight-line basis over the estimated useful life of the software. The types of costs capitalized during the application development phase include employee compensation, as well as consulting fees for third-party software developers working on these projects. The estimated useful life of capitalized internal-use software ranges from two to five years.

Income Taxes

The Company accounts for income taxes pursuant to the provisions of ASC Topic 740, Income Taxes, which requires, among other things, an asset and liability approach to calculating deferred income taxes. The asset and liability approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. A valuation allowance is provided to offset any net deferred tax assets for which management believes it is more likely than not that the net deferred tax asset will not be realized.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. In accordance with the guidance of ASC 740-10-25-6, the benefit of

AGRIFY CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Overview, Basis of Presentation and Significant Accounting Policies (cont.)

a tax position is recognized in the consolidated financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above should be reflected as a liability for unrecognized tax benefits in the accompanying balance sheets along with any associated interest and penalties that would be payable to the taxing authorities upon examination. The Company believes its tax positions are all highly certain of being upheld upon examination. As such, the Company has not recorded a liability for unrecognized tax benefits.

The Company recognizes the benefit of a tax position when it is effectively settled. ASC 740-10-25-10, provides guidance on how an entity should determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits. ASC 740-10-25-10 clarifies that a tax position can be effectively settled upon the completion of an examination by a taxing authority. For tax positions considered effectively settled, the Company recognizes the full amount of the tax benefit.

The Company’s quarterly provision for income taxes is measured using an annual effective tax rate, adjusted for discrete items within the period presented. To determine the annual effective tax rate, the Company estimates both the total income (loss) before income taxes for the full year and the jurisdictions in which that income (loss) is subject to tax. The actual effective tax rate for the full year may differ from these estimates if income (loss) before income taxes is greater than or less than what was estimated or if the allocation of income (loss) to jurisdictions in which it is taxed is different from the estimated allocations.

The provision for income taxes represents Federal and state and local income taxes. The effective rate differs from statutory rates due to the effect of certain nondeductible expenses. Our effective tax rate will change from quarter to quarter based on recurring and non-recurring factors including, but not limited to, the geographical mix of earnings, enacted tax legislation, and state and local income taxes. In addition, changes in judgment from the evaluation of new information resulting in the recognition de-recognition or re-measurement of a tax position taken in a prior annual period is recognized separately in the quarter of the change.

Tax contingencies are recorded, if needed, to address potential exposure involving tax positions the Company has taken that could be challenged by tax authorities. These potential exposures could result from applications of various statutes, rules, regulations and interpretations. Any estimates of tax contingencies contain assumptions and judgments about potential actions by taxing jurisdictions. Any interest and penalties related to uncertain tax positions would be included as part of the income tax provision. The Company’s conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analysis of or changes in tax laws, regulations and interpretations thereof as well as other factors.

Net Loss Per Share

The Company presents basic and diluted net loss per share attributable to Common Stockholders in conformity with the two-class method required for participating securities. The Company computes basic loss per share by dividing net loss available to Common Stockholders by the weighted-average number of common shares outstanding. Net loss available to Common Stockholders represents net loss attributable to Common Stockholders reduced by the allocation of earnings to participating securities. Losses are not allocated to participating securities as the holders of the participating securities do not have a contractual obligation to share in any losses. Diluted loss per share adjusts basic loss per share for the potentially dilutive impact of stock options and warrants. As the Company has reported losses for all periods presented, all potentially dilutive securities including stock options and warrants, are anti-dilutive, and accordingly, basic net loss per share equals diluted net loss per share.

AGRIFY CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Overview, Basis of Presentation and Significant Accounting Policies (cont.)

Net loss per share calculations for all periods have been adjusted to reflect the reverse stock splits effected on October 18, 2022 and July 5, 2023. Net loss per share was calculated based on the weighted-average number of Common Stock outstanding.

Recently Adopted Accounting Pronouncements

In August 2020, the FASB issued ASU No. 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20), and Derivatives and Hedging — Contracts in an Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity. The amendments in ASU No. 2020-06 simplify the complexity associated with applying GAAP for certain financial instruments with characteristics of liabilities and equity. More specifically, the amendments focus on the guidance for convertible instruments and derivative scope exceptions for contracts in an entity’s own equity. ASU 2020-06 is effective for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. The Company adopted this standard as of January 1, 2022. The adoption of this new accounting guidance had no impact on the Company’s consolidated financial position.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326), which introduces a new methodology for accounting for credit losses on financial instruments, including available-for-sale debt securities and accounts receivable. The guidance establishes a new “expected loss model” that requires entities to estimate current expected credit losses on financial instruments by using all practical and relevant information. Any expected credit losses are to be reflected as allowances rather than reductions in the amortized cost of available-for-sale debt securities. ASU 2016-13 is effective for fiscal years beginning after December 15, 2022. The Company adopted ASU 2016-13 on January 1, 2023. The adoption of this standard did not have a material impact on these condensed consolidated financial statements.

In October 2021, the FASB issued ASU No. 2021-08, Business Combinations (Topic 606): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers, which requires that an entity recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with Topic 606 as if it had originated the contracts. Generally, this should result in an acquirer recognizing and measuring the acquired contract assets and contract liabilities consistent with how they were recognized and measured in the acquiree’s financial statements, if the acquiree prepared financial statements in accordance with GAAP. The amendment in this update is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The Company adopted ASU 2021-08 on January 1, 2023. The adoption of this standard did not have a material impact on these condensed consolidated financial statements.

Other recent accounting pronouncements did not or are not believed by management to have a material impact on the Company’s present or future consolidated financial statements.

Note 2 — Revenue and Deferred Revenue

Revenue

The Company sells its equipment and services to customers under a combination of a contract and purchase order. Equipment revenue includes sales from proprietary products designed and engineered by the Company such as Agrify Vertical Farming Units (“VFUs”), container farms, integrated grow racks, and LED grow lights, and non-proprietary products designed, engineered, and manufactured by third parties such as air cleaning systems and pesticide-free surface protection.

Construction contracts normally provide for payment upon completion of specified work or units of work as identified in the contract. Although there is considerable variation in the terms of these contracts, they are primarily structured as time-and-material contracts. The Company enters into time-and-materials contracts under which the Company is paid for labor and equipment at negotiated hourly billing rates and other expenses, including materials, as incurred at rates agreed to in the contract. The Company uses three main sub-contractors to execute the construction contracts.

AGRIFY CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Revenue and Deferred Revenue (cont.)

The following table provides the Company’s revenue disaggregated by the timing of revenue recognition:

	Three months ended September 30,		Nine months ended September 30,
(In thousands)	2023	2022	2023	2022
Transferred at a point in time	$2,831	$5,657	$12,384	$28,675
Transferred over time	308	1,362	1,625	23,694
Total revenue	$3,139	$7,019	$14,009	$52,369

In accordance with ASC 606-10-50-13, the Company is required to include disclosure on its remaining performance obligations as of the end of the current reporting period. Due to the nature of the Company’s contracts, these reporting requirements are not applicable, because the majority of the Company’s remaining contracts meet certain exemptions as defined in ASC 606-10-50-14 through 606-10-50-14A, including (i) performance obligation is part of a contract that has an original expected duration of one year or less and (ii) the right to invoice practical expedient.

Deferred Revenue

Changes in the Company’s current deferred revenue balance for the three months ended September 30, 2023 and the year ended December 31, 2022 were as follows:

(In thousands)	Three months ended September 30, 2023	Year ended December 31, 2022
Deferred revenue – beginning of period	$4,112	$3,772
Additions	3,685	13,392
Recognized	(3,718)	(13,052)
Deferred revenue – end of period	$4,079	$4,112

Deferred revenue balances primarily consist of customer deposits on the Company’s cultivation and extraction solutions equipment. As of September 30, 2023 and December 31, 2022, all of the Company’s deferred revenue balances were reported as current liabilities in the accompanying consolidated balance sheets.

Note 3 — Supplemental Consolidated Balance Sheet Information

Accounts Receivable

Accounts receivable consisted of the following as of September 30, 2023 and December 31, 2022:

(In thousands)	September 30, 2023	December 31, 2022
Accounts receivable, gross	$3,722	$5,675
Less allowance for credit losses	(2,535)	(4,605)
Accounts receivable, net	$1,187	$1,070

AGRIFY CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — Supplemental Consolidated Balance Sheet Information (cont.)

The changes in the allowance for credit losses accounts consisted of the following:

(In thousands)	Nine months ended September 30, 2023	Year ended December 31, 2022
Allowance for credit losses – beginning of period	$4,605	$1,415
(Recovery of) allowance for credit losses	(983)	4,928
Write-offs of uncollectible accounts	(1,087)	(1,510)
Other adjustments	—	(228)
Allowance for credit losses – end of period	$2,535	$4,605

The Company recognized a net recovery of bad debt income of $0.4 million, relative to a bad debt expense of $0.4 million, for the three months ended September 30, 2023 and 2022, respectively, and a net recovery of bad debt of $1.0 million, relative to a bad debt expense of $1.9 million, for the nine months ended September 30, 2023 and 2022, respectively.

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following as of September 30, 2023 and December 31, 2022:

(In thousands)	September 30, 2023	December 31, 2022
Legal settlement receivables	$1,206	$—
Prepaid insurance	669	219
Prepaid expenses, other	124	230
Prepaid software	44	129
Prepaid materials	33	45
Deferred issuance costs, net	—	463
Other receivables, other	60	424
Total prepaid expenses and other current assets	$2,136	$1,510

Property and Equipment, Net

Property and equipment, net consisted of the following as of September 30, 2023 and December 31, 2022:

(In thousands)	September 30, 2023	December 31, 2022
Leased equipment	$4,465	$602
Leasehold improvements	1,123	1,111
Machinery and equipment	904	1,049
Software	606	606
Computer and office equipment	588	627
Research and development laboratory equipment	183	260
Furniture and fixtures	116	504
Trade show assets	79	78
Vehicles	73	136
Total property and equipment, gross	8,137	4,973
Accumulated depreciation	(2,695)	(2,372)
Construction in progress	2,943	7,443
Total property and equipment, net	$8,385	$10,044

AGRIFY CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — Supplemental Consolidated Balance Sheet Information (cont.)

Depreciation expense for the three months ended September 30, 2023 and 2022 was $0.5 million and $0.4 million, respectively, and $1.5 million and $1.2 million for the nine months ended September 30, 2023 and 2022, respectively. Depreciation expense is recorded within general and administrative expenses, research and development expenses, and selling and marketing expenses depending on the nature of the property and equipment depreciated.

Other Non-Current Assets

Other non-current assets consisted of the following as of September 30, 2023 and December 31, 2022:

(In thousands)	September 30, 2023	December 31, 2022
Security deposits	$141	$153
Long-term deferred commissions expense	—	173
Total other non-current assets	$141	$326

Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following as of September 30, 2023 and December 31, 2022:

(In thousands)	September 30, 2023	December 31, 2022
Sales tax payable(1)	$6,019	$5,950
Accrued acquisition liabilities(2)	2,180	3,502
Accrued construction costs	1,540	2,669
Accrued interest expense	1,041	240
Compensation related fees	944	2,285
Accrued warranty expenses	585	553
Accrued professional fees	443	313
Accrued inventory purchases	63	569
Accrued consulting fees	9	20
Financing lease liabilities	—	152
Other current liabilities	—	127
Total accrued expenses and other current liabilities	$12,824	$16,380

____________

(1)      Sales tax payable primarily represents identified sales and use tax liabilities arising from our acquisition of Precision and Cascade. These amounts are included as part of our initial purchase price allocations and are the subject matter of an indemnification claim under the Precision and Cascade acquisition agreement.

(2)      Accrued acquisition liabilities includes both the contingent consideration and the value of held back Common Stock associated with the 2022 acquisition of Lab Society and the 2021 acquisitions of Precision, Cascade and PurePressure.

Accrued Warranty Costs

The following table summarizes the activity related to the Company’s accrued liability for estimated future warranty costs:

(In thousands)	September 30, 2023	December 31, 2022
Warranty accrual – beginning of period	$553	$398
Liabilities accrued for warranties issued during the period	230	264
Warranty accruals paid during the during	(198)	(109)
Warranty accrual – end of period	585	553

AGRIFY CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 4 — Fair Value Measures

Fair Values of Assets and Liabilities

In accordance with ASC Topic 820 “Fair Value Measurement”, the Company measures fair value at the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the assumptions that market participants would use in pricing an asset or liability (the inputs) are based on a tiered fair value hierarchy consisting of three levels, as follows:

Level 1:	Observable inputs such as quoted prices for identical assets or liabilities in active markets.
Level 2:	Other inputs that are observable directly or indirectly, such as quoted prices for similar instruments in active markets or for similar markets that are not active.
Level 3:	Unobservable inputs for which there is little or no market data which require the Company to develop its own assumptions about how market participants would price the asset or liability.

Valuation techniques for assets and liabilities include methodologies such as the market approach, the income approach or the cost approach, and may use unobservable inputs such as projections, estimates and management’s interpretation of current market data. These unobservable inputs are only utilized to the extent that observable inputs are not available or cost-effective to obtain.

At September 30, 2023 and December 31, 2022, the Company’s assets and liabilities measured at fair value on a recurring basis were as follows:

	September 30, 2023				December 31, 2022
	Fair Value Measurements Using Input Types				Fair Value Measurements Using Input Types
(In thousands)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets:
Mutual funds (included in cash and cash equivalents)	$—	$—	$—	$—	$33	$—	$—	$33
Money market funds	4	—	—	4	—	—	—	—
Corporate bonds	—	—	—	—	427	—	—	427
Total assets	$4	$—	$—	$4	$460	$—	$—	$460
Liabilities:
Warrant liabilities – January 2022 warrants	—	—	3	3	—	—	4	4
Warrant liabilities – March 2022 warrants	—	—	15	15	—	—	34	34
Warrant liabilities – August 2022 warrants	—	—	38	38	—	—	93	93
Warrant liabilities – December 2022 warrants	—	—	2,330	2,330	—	—	5,854	5,854
Total liabilities	$—	$—	$2,386	$2,386	$—	$—	$5,985	$5,985

Fair Value of Financial Instruments

The Company has certain financial instruments which consist of cash and cash equivalents, marketable securities, warrant liabilities, and contingent consideration. Fair value information for each of these instruments as well as other balances of the Company are as follows:

•        Cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and deferred revenue liabilities approximate their fair values, based on the short-term nature of these instruments.

AGRIFY CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 4 — Fair Value Measures (cont.)

•        Marketable securities classified as current held-to-maturity securities are recorded at amortized cost, which at September 30, 2023, approximated fair value.

•        The Company’s deferred consideration was recorded in connection with acquisitions during the six months ended September 30, 2023 and fiscal 2022 using an estimated fair value discount at the time of the transactions. As of September 30, 2023 and December 31, 2022, the carrying value of the deferred consideration approximated fair value.

•        The Company’s warrant liabilities are marked-to-market each reporting period with the changes in fair value of warrant liabilities recorded in other income (expense), net in the accompanying consolidated statements of operations until the warrants are exercised. The fair value of the warrant liabilities are estimated using a Black-Scholes option-pricing model.

Marketable Securities

As of September 30, 2023, the Company held investments in municipal bonds and corporate bonds. The municipal and corporate bonds are considered held-to-maturity securities and are recorded at amortized cost in the accompanying consolidated balance sheet. The fair values of these investments were estimated using recently executed transactions and market price quotations. The Company considers current assets as those investments which will mature within the next 12 months including, interest receivable on long-term bonds.

The composition of the Company’s marketable securities are as follows:

(In thousands)	September 30, 2023	December 31, 2022
Current marketable securities:
Money market funds	$4	$—
Corporate bonds	—	427
Mutual funds	—	33
	$4	$460

Contingent Consideration

The Company has classified its net liability for contingent earn-out considerations to the sellers relating to one acquisition completed during the first quarter of 2022 and two acquisitions completed during fiscal 2021. The fair value for the contingent consideration associated with these acquisitions is within Level 3 of the fair value hierarchy because the associated fair value is determined using significant unobservable inputs, which included the key assumptions to model future revenue, costs of goods sold and operating expense projections. The company recorded no change in contingent consideration for the nine months ended September 30, 2023. The contingent earn-out payments to the sellers for each acquisition are based on the achievement of certain revenue thresholds.

(In thousands)	Year ended December 31, 2022
Contingent consideration – beginning of period	$6,137
Accrued contingent consideration	1,420
Accretion of contingent consideration	149
Payments made on contingent liabilities	(5,550)
Change in estimated fair value	(2,156)
Contingent consideration – end of period	$—

The Company included contingent consideration within accrued expenses and other current liabilities on its consolidated balance sheets as of September 30, 2023 and December 31, 2022.

AGRIFY CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 4 — Fair Value Measures (cont.)

See below for additional information related to each acquisition’s contingent consideration.

Contingent Consideration — PurePressure

The Company, in its review of actual revenue performance as compared to its originally projected revenue estimates, noted that PurePressure’s revenue trend is materially below the originally estimated revenue trends incorporated into the Company’s original fair value estimates at the time of the acquisition. As a result, the Company has reduced its fair value estimate of achievement for PurePressure’s first earn-out period. During the third quarter ended September 30, 2022, the Company reduced the estimated fair value of the contingent consideration liability associated with PurePressure’s first earn-out period by approximately $0.6 million and their second earn-out by approximately $0.2 million. As required by ASC Topic 805 Business Combination (“ASC 805”), the change in contingent consideration was recorded as a reduction in operating expenses during the third and fourth quarters of 2022, respectively.

Contingent Consideration — Lab Society

The Company, in its review of actual revenue performance as compared to its originally projected revenue estimates, noted that Lab Society’s revenue trend is materially below the originally estimated revenue trends incorporated into the Company’s original fair value estimates at the time of the acquisition. As a result, the Company has reduced its fair value estimate of achievement for Lab Society’s first earn-out period. During the second quarter ended June 30, 2022, the Company reduced the estimated fair value of the contingent consideration liability associated with Lab Society’s first earn-out period by approximately $1.0 million and their second earn-out by approximately $0.5 million. As required by ASC 805, the change in contingent consideration was recorded as a reduction in operating expenses during the second and fourth quarters of 2022, respectively.

Contingent Consideration — Precision and Cascade

The earn-out period for the potential contingent consideration to be earned by the former members of Precision and Cascade concluded on December 31, 2021. The Company, during the second quarter of 2022, increased the amount of the contingent consideration earned by the former members of Precision and Cascade by approximately $0.1 million, to reflect the final contingent consideration amount due. This amount was recorded as an increase in operating expenses during the second quarter of 2022. During the period ended December 31, 2022, the Company made the final payment on the contingent consideration of approximately $5.6 million to the members of Precision and Cascade.

Warrant Liabilities

The estimated fair value of the warrant liabilities on September 30, 2023 is determined using Level 3 inputs. Inherent in a Black-Scholes option-pricing model are assumptions used in calculating the estimated fair values that represent the Company’s best estimate. The volatility rate is determined utilizing the Company’s own share price and the share price of competitors over time.

However, inherent uncertainties are involved. If factors or assumptions change, the estimated fair values could be materially different.

AGRIFY CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 4 — Fair Value Measures (cont.)

January 2022 Warrants

The following table summarizes the Company’s assumptions used in the valuation as of September 30, 2023 and for the year ended December 31, 2022:

	As of September 30, 2023	December 31, 2022
Stock price	$2.17	$6.66
Exercise price	$1,496.00	$1,496.00
Expected term (in years)	3.82	4.58
Volatility	136.00%	98.30%
Discount rate – treasury yield	4.72%	4.05%

The following table sets forth a summary of the changes in the fair value of the Level 3 warrant liabilities for the nine months ended September 30, 2023:

(In thousands)	Nine Months Ended September 30, 2023
Warrant liabilities – beginning of period	$4
Change in estimated fair value	3
Warrant liabilities – March 31, 2023	7
Change in estimated fair value	(1)
Warrant liabilities – June 30, 2023	6
Change in estimated fair value	(3)
Warrant liabilities – September 30, 2023	$3

March 2022 Warrants

The following table summarizes the Company’s assumptions used in the valuation as of September 30, 2023 and for the year ended December 31, 2022:

	As of September 30, 2023	December 31, 2022
Stock price	$2.17	$6.66
Exercise price	$430.00	$430.00
Expected term (in years)	4.38	5.13
Volatility	130.00%	97.96%
Discount rate – treasury yield	4.66%	3.99%

AGRIFY CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 4 — Fair Value Measures (cont.)

The following table sets forth a summary of the changes in the fair value of the Level 3 warrant liabilities for the nine months ended September 30, 2023:

(In thousands)	Nine Months Ended September 30, 2023
Warrant liabilities – beginning of period	$34
Change in estimated fair value	5
Warrant liabilities – March 31, 2023	39
Change in estimated fair value	(7)
Warrant liabilities – June 30, 2023	32
Change in estimated fair value	(17)
Warrant liabilities – September 30, 2023	$15

August 2022 Warrants

The following table summarizes the Company’s assumptions used in the valuation as of September 30, 2023 and for the year ended December 31, 2022:

	As of September 30, 2023	December 31, 2022
Stock price	$2.17	$6.66
Exercise price	$246.00	$246.00
Expected term (in years)	4.38	5.13
Volatility	130.00%	97.96%
Discount rate – treasury yield	4.66%	3.99%

The following table sets forth a summary of the changes in the fair value of the Level 3 warrant liabilities for the nine months ended September 30, 2023:

(In thousands)	Nine Months Ended September 30, 2023
Warrant liabilities – beginning of period	$93
Change in estimated fair value	(4)
Warrant liabilities – March 31, 2023	89
Change in estimated fair value	(12)
Warrant liabilities – June 30, 2023	77
Change in estimated fair value	(39)
Warrant liabilities – September 30, 2023	$38

AGRIFY CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 4 — Fair Value Measures (cont.)

December 2022 Warrants

The following table summarizes the Company’s assumptions used in the valuation as of September 30, 2023 and for the year ended December 31, 2022:

	As of September 30, 2023	December 31, 2022
Stock price	$2.17	$6.66
Exercise price	$3.45	$13.00
Expected term (in years)	4.38	4.98
Volatility	130.00%	98.00%
Discount rate – treasury yield	4.66%	3.99%

The following table sets forth a summary of the changes in the fair value of the Level 3 warrant liabilities for the nine months ended September 30, 2023:

(In thousands)	Nine Months Ended September 30, 2023
Warrant liabilities – beginning of period	$5,854
Change in estimated fair value	(3,493)
Warrant liabilities – March 31, 2023	2,361
Change in estimated fair value	1,885
Warrant liabilities – June 30, 2023	4,246
Change in estimated fair value	(1,916)
Warrant liabilities – September 30, 2023	$2,330

Note 5 — Loans Receivable

A portion of the capital raised from the Company’s IPO was allocated to launch the Company’s TTK Solution program. The TTK Solution is the industry’s first-of-its-kind program in which the Company engages with qualified cannabis operators in the early phases of their business plans and provides critical support, typically over a 10-year period, which includes: access to capital for construction costs, the design and build-out of their cultivation and extraction facilities, state-of-the-art cultivation and extraction equipment, subscription to the Company’s Agrify Insights™, process design, training, implementation, proven grow recipes, product formulations, data analytics, and consumer branding.

On September 15, 2022, the Company provided a notice of default under the term loan agreement between the Company and Bud & Mary’s (the “Bud & Mary’s TTK Agreement”). On October 5, 2022, Bud & Mary’s Cultivation, Inc. (the “Bud & Mary’s”) filed a complaint in the Superior Court of Massachusetts in Suffolk County naming the Company as defendant. Bud & Mary’s is seeking, among other relief, monetary damages in connection with alleged unfair or deceptive trade practices, breach of contract and conversion arising from the Bud & Mary’s TTK Agreement. In response, the Company established a reserve of $14.7 million specifically related to Bud & Mary’s. The Company deemed it necessary to fully reserve the $14.7 million outstanding balance in the third quarter of 2022 due to the current litigation and the uncertainty of the customer’s ability to repay the outstanding balance. The Company believes that Bud & Mary’s claims have no merit and intends to defend itself vigorously. The Company is taking all necessary steps to pursue repayment from Bud & Mary’s and is taking all actions necessary to protect its shareholders’ interests.

During the year ended December 31, 2022, the Company established a reserve of approximately $12.5 million specifically related to Greenstone. Greenstone is a related party because one of the Company’s former Agrify Brands employees and its VP of Engineering had a minority ownership. The Company established the reserve based upon its review of Greenstone’s financial stability, which would impact collectability, which is primarily the result of

AGRIFY CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 5 — Loans Receivable (cont.)

unfavorable market conditions within the Colorado market. The Company will continue to monitor the operations of Greenstone in an effort to collect all outstanding receivables but due to the uncertain nature of Greenstone’s business at this time the Company has made the decision to place a reserve against the receivables. During the quarter ended June 30, 2023, the Greenstone loan was fully written off against the reserve as a result of the sale of Greenstone to Denver Greens. It was agreed that Denver Greens would not have to pay back Greenstone’s Loan.

The breakdown of loans receivable by customer as of September 30, 2023 and December 31, 2022 were as follows:

(In thousands)	September 30, 2023	December 31, 2022
Customer 139	$14,691	$14,691
Customer 136	—	12,457
Customer 125	9,012	9,048
Customer 24096	6,810	5,890
Other – Non-TTK Solution(1)	—	3,178
Allowance for credit losses(2)(3)	(19,215)	(33,050)
Total loan receivable	$11,298	$12,214

____________

(1)      The current portion of loan receivable is included within Note 3 — Supplemental Consolidated Balance Sheet Information, included elsewhere in the notes to the consolidated financial statements.

(2)      The balance was written off at December 31, 2022 due to the cancellation of this TTK Solution project.

(3)      The Company established an allowance for credit losses of approximately $14.7 million related to Bud & Mary’s ongoing litigation. Approximately $4.5 million relates to Hannah.

At this time, the Company is not aware of, nor has it identified any risk or potential performance failure associated with any of its TTK Solution arrangements, other than the noted exceptions of Bud & Mary’s TTK Solution and Greenstone TTK Solution, which is a related party, as described above.

The Company analyzed whether any of the above customers are a VIE in accordance with ASC 810 and if so, whether the Company is the primary beneficiary requiring consolidation. Based on the Company’s analysis, the Company has determined that Greenstone, which is a related party because one of the Company’s former Agrify Brands employees and its VP of Engineering had a minority ownership, is a VIE. The Company’s loan receivable from Greenstone was written off in full during the quarter ending June 30, 2023.

Note 6 — Inventory

Inventories are stated at the lower of cost or net realizable value, with cost principally determined by the weighted-average cost method on a first-in, first-out basis. Such costs include the acquisition cost for raw materials and operating supplies. The Company’s standard payment terms with suppliers may require making payments in advance of delivery of the Company’s products. The Company’s prepaid inventory is a short-term, non-interest-bearing asset that is applied to the purchase of products once they are delivered.

Inventory consisted of the following as of September 30, 2023 and December 31, 2022:

(In thousands)	September 30, 2023	December 31, 2022
Raw materials	$24,100	$24,960
Prepaid inventory	10,838	15,506
Finished goods	7,607	13,689
Inventory for resale	5,024	—
Inventory, gross	47,569	54,155
Inventory reserves	(29,845)	(32,759)
Total inventory, net	$17,724	$21,396

AGRIFY CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 6 — Inventory (cont.)

Inventory Reserves

The Company establishes an inventory reserve for obsolete, slow moving, and defective inventory. The Company calculates inventory reserves for obsolete, slow moving, or defective items as the difference between the cost of inventory and its estimated net realizable value. The reserves are based upon management’s expected method of disposition.

Changes in the Company’s inventory reserve are as follows:

(In thousands)	Nine Months Ended September 30, 2023	Year Ended December 31, 2022
Inventory reserves – beginning of period	$32,759	$942
(Decrease) increase in inventory reserves	(2,914)	31,817
Inventory reserves – end of period	$29,845	$32,759

Note 7 — Goodwill and Intangible Assets, Net

Intangible assets are initially recorded at fair value and tested periodically for impairment. Goodwill represents the excess of the purchase price over the fair value of identifiable tangible and intangible assets acquired and liabilities assumed in a business combination and is tested at least annually for impairment. The Company performs its goodwill impairment testing annually during the fourth quarter, or sooner if indicators or if circumstances were to occur that would more likely than not reduce the fair value of the Company’s reporting unit below its carrying amount. The Company would recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value, not to exceed the total amount of goodwill.

The Company has concluded that there was an impairment-triggering event during the quarter ended June 30, 2022 that required the Company to perform a detailed analysis of the current carrying value of its goodwill and intangible assets. For goodwill and intangible asset impairment testing purposes, the Company has one reporting unit.

During the quarter ended June 30, 2022, the Company’s market capitalization fell below total net assets. In addition, financial performance continued to weaken during the quarter, which was contrary to prior experience. Management reassessed business performance expectations following persistent adverse developments in equity markets, deterioration in the environment in which the Company operates, lower-than-expected sales, and an increase in operating expenses. These indicators, in the aggregate, required impairment testing for goodwill and intangible assets.

Based on the results of this testing, the Company determined that the carrying values of the aggregate value of its goodwill and intangible assets were not recoverable. The Company recorded impairment charges during the second quarter of 2022, representing a full impairment of the carrying value of its goodwill and intangible assets. The Company recorded an impairment charge of approximately $69.9 million, representing the carrying values of goodwill and intangible assets, which totaled $54.7 million and $15.2 million, respectively.

Changes in goodwill consisted of the following:

(In thousands)	Year ended December 31, 2022
Goodwill – beginning of period	$50,090
Goodwill acquired during period	4,368
Goodwill purchase accounting adjustment	289
Goodwill impairment loss	(54,747)
Goodwill – end of period	$—

AGRIFY CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 7 — Goodwill and Intangible Assets, Net (cont.)

Intangible assets, net as of December 31, 2022 were as follows:

	Intangible Assets, Gross			Accumulated Amortization and Impairment			Intangible Assets, Net
(In thousands)	January 1, 2022	Additions and Retirements, net	December 31, 2022	January 1, 2022	Expense and Retirements, net	December 31, 2022	January 1, 2022	December 31, 2022
Trade names	$2,418	$317	$2,735	$(227)	$(2,508)	$(2,735)	$2,191	$—
Customer relationships	6,176	713	6,889	(302)	(6,587)	(6,889)	5,874	—
Acquired developed Technology	4,911	1,432	6,343	(191)	(6,152)	(6,343)	4,720	—
Non-compete	1,202	—	1,202	(60)	(1,142)	(1,202)	1,142	—
Capitalized website costs	245	—	245	(100)	(145)	(245)	145	—
Total	$14,952	$2,462	$17,414	$(880)	$(16,534)	$(17,414)	$14,072	$—

Note 8 — Debt

The Company’s debt consisted of:

(In thousands)	September 30, 2023	December 31, 2022
Note payable – Exchange Note	$18,509	$31,975
PPP Loan	518	656
Navitas loan	10	23
Related party debt	500	—
Other notes payable(1)	487	—
Total debt	20,024	32,654
Unamortized debt premium (discount)	614	(3,415)
Total debt, net of debt discount	20,638	29,239
Less: current portion, net of current unamortized debt discount	(1,640)	(28,832)
Long-term debt, net of current	$18,998	$407

____________

(1)      Other notes payable relates to a one-year insurance premium that was financed over nine-months.

Note Payable

Securities Purchase Agreement

On March 14, 2022, the Company entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with the Investor, pursuant to which the Company agreed to issue and sell to the Investor, in a private placement transaction, in exchange for the payment by the Investor of $65.0 million, less applicable expenses, as set forth in the Securities Purchase Agreement, a senior secured promissory note in an aggregate principal amount of $65.0 million (the “SPA Note”), and a SPA Warrant to purchase up to an aggregate of 34,406 shares of Common Stock.

August 2022 Securities Exchange Agreement

On August 18, 2022, the Company reached an agreement with the Investor to amend its existing senior SPA Note and entered into the August 2022 Exchange Agreement. Pursuant to the August 2022 Exchange Agreement, the Company partially paid $35.2 million along with approximately $0.3 million in repayments for other fees under the

AGRIFY CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 8 — Debt (cont.)

SPA Note and exchanged the remaining balance of the SPA Note for an Exchange Note with an aggregate original principal amount of $35.0 million and a new Note Exchange Warrant to purchase 71,139 shares of Common Stock and modified an existing SPA Warrants to purchase up to an aggregate of 34,406 shares of Common Stock. The Company exchanged the SPA Warrant for new August 2022 Warrants.

The Exchange Note is a senior secured obligation of the Company and ranks senior to all indebtedness of the Company. The Exchange Note will mature on the three-year anniversary of its issuance (the “Maturity Date”) and contains a 9.0% annualized interest rate, with interest to be paid monthly, in cash, beginning September 1, 2022. The principal amount of the Exchange Note will be payable on the Maturity Date, provided that the holder will be entitled to a cash sweep of 20% of the proceeds received by the Company in connection with any equity financing, which will reduce the outstanding principal amount under the Exchange Note.

At any time, the Company may prepay all of the Exchange Note by redemption at a price equal to 102.5% of the then-outstanding principal amount under the Note plus accrued but unpaid interest. The holder will also have the option of requiring the Company to redeem the Exchange Note on the one-year or two-year anniversaries of issuance at a price equal to the then-outstanding principal amount under the Exchange Note plus accrued but unpaid interest, or if the Company undergoes a fundamental change at a price equal to 102.5% of the then-outstanding principal amount under the Exchange Note plus accrued but unpaid interest.

The Exchange Note imposes certain customary affirmative and negative covenants upon the Company, as well as covenants that restrict the Company and its subsidiaries from incurring any additional indebtedness or suffering any liens, subject to specified exceptions, restrict the ability of the Company and its subsidiaries from making certain investments, subject to specified exceptions, restrict the declaration of any dividends or other distributions, subject to specified exceptions, require the Company not to exceed maximum levels of allowable cash spend while the Exchange Note is outstanding, and require the Company to maintain minimum amounts of cash on hand. If an event of default under the Exchange Note occurs, the holder can elect to redeem the Exchange Note for cash equal to 115% of the then-outstanding principal amount of the Note (or such lesser principal amount accelerated by the Investor), plus accrued and unpaid interest, including default interest, which accrues at a rate per year equal to 15% from the date of a default or event of default.

Until the date the Exchange Note is fully repaid, the holder has, subject to certain exceptions, the right to participate for up to 30% of any offering of debt, equity (other than an offering of solely Common Stock), or equity-linked securities, including without limitation any debt, preferred stock or other instrument or security, of the Company or its subsidiaries.

The Modified Warrant has an exercise price of $430.00 per share, subject to adjustment for stock splits, reverse stock splits, stock dividends and similar transactions, will be exercisable on and after the six-month anniversary of issuance, have a term of five and one-half years from the date of issuance and will be exercisable on a cash basis, unless there is not an effective registration statement covering the resale of the shares issuable upon exercise of the Modified Warrant (the “Modified Warrant Shares”) or if shareholder approval for the full exercise of the Modified Warrant is not received, in which case the Modified Warrant will also be exercisable on a cashless exercise basis at the Investor’s election.

The Note Exchange Warrant has an exercise price of $246.00 per share, subject to adjustment for stock splits, reverse stock splits, stock dividends, and similar transactions, were exercisable upon issuance, and have a term of five and one-half years from the date of issuance and will be exercisable on a cash basis, unless there is not an effective registration statement covering the resale of the shares issuable upon exercise of the Warrant (the “Note Exchange Warrant Shares” and, together with the Modified Warrant Shares, the “Exchange Warrant Shares”) or if shareholder approval for the full exercise of the Note Exchange Warrant is not received, in which case the Note Exchange Warrant will also be exercisable on a cashless exercise basis at the Investor’s election. Until the Company completed a qualified equity financing of at least $15.0 million, which requirement was satisfied with sales under the ATM Program, the

AGRIFY CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 8 — Debt (cont.)

Note Exchange Warrant’s exercise price would have been reduced to the extent the Company issued securities, subject to certain exceptions, for a lower purchase price. The Note Exchange Warrant also prohibited the Company, until following the completion of such qualified equity financing, from issuing warrants with more favorable or preferential terms and/or provisions.

The August 2022 Warrants each provide that in no event will the number of shares of Common Stock issued upon exercise of such warrant result in the Investor’s beneficial ownership exceeding 4.99% of the Company’s shares of Common Stock outstanding at the time of exercise (which percentage may be decreased or increased by the Investor, but to no greater than 9.99%, and provided that any increase above 4.99% will not be effective until the sixty-first day after notice of such request by the Investor to increase its beneficial ownership limit has been delivered to the Company).

Modification of Notes Payable

On March 8, 2023, the Company entered into a Securities Exchange Agreement (the “Exchange Agreement” or “Second Amendment”) with the Investor. Pursuant to the Exchange Agreement, at closing the Company prepaid approximately $10.3 million in principal amount under the August 2022 Note and exchange $10.0 in principal amount of the remaining balance of the August 2022 Note for a new senior secured convertible note (the “Convertible Note”) with an original principal amount of $10.0 million. After the closing of the Exchange Agreement, the August 2022 Note remained outstanding with a remaining balance of $11.7 million.

This exchange was deemed to be an extinguishment under ASC 470, as the modified debt added a substantive conversion option that was not inherent in the August 2022 Note. As a result, the Company recognized a loss on the extinguishment of debt of $4,619,846.

Convertible Notes

On March 8, 2023, as a result of the Exchange Agreement, the Company issued a Convertible Note to the Investor with a principal balance of $10 million. The Convertible Note bears a 9.0% annualized interest rate, with interest to be paid monthly, in cash, beginning April 1, 2023. The principal amount of the Convertible Note will be payable on the Maturity Date, provided that the holder will be entitled to a cash sweep of 30% of the proceeds of any at-the-market equity offering and 20% of the proceeds received by the Company in connection with any other equity financing, which will reduce the outstanding principal amount under the August 2022 Note or the Convertible Note.

At any time, the Company may prepay all of the Convertible Note by redemption at a price equal to 102.5% of the then-outstanding principal amount under the Convertible Note plus accrued but unpaid interest. The holder will also have the option of requiring the Company to redeem the Convertible Note (i) on August 19, 2023 or August 19, 2024 at a price equal to the then-outstanding principal amount under the Convertible Note plus accrued but unpaid interest, provided that the redemption right on August 19, 2023 will not be exercisable if the Company raises at least $8.0 million in gross proceeds from equity offerings prior to such date, or (ii) if the Company undergoes a fundamental change (as defined below) at a price equal to 102.5% of the then-outstanding principal amount under the Convertible Note plus accrued but unpaid interest.

The Convertible Note will impose certain customary affirmative and negative covenants upon the Company, as well as covenants that will (i) restrict the Company and its subsidiaries from incurring any additional indebtedness or suffering any liens, subject to specified exceptions, (ii) restrict the ability of the Company and its subsidiaries from making certain investments, subject to specified exceptions, and (iii) restrict the declaration of any dividends or other distributions, subject to specified exceptions. If an event of default under the Convertible Note occurs, the holder can elect to redeem the Convertible Note for cash equal to (A) 115% of the then-outstanding principal amount of the Convertible Note (or such lesser principal amount accelerated by the Investor), plus accrued and unpaid interest, including default interest, which accrues at a rate per annum equal to 15% from the date of a default or event of default, or, only in connection with certain events of default, (B) the greater of the amount under clause (A) or the sum of (i) 115% of the product of (a) the conversion rate in effect as of the trading day immediately preceding the date that the holder delivers a notice of acceleration; (b) the total then outstanding principal amount under the Convertible

AGRIFY CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 8 — Debt (cont.)

Note (in thousands); and (c) the greater of (1) the highest daily volume weighted average price (“VWAP”) per share of Common Stock occurring during the fifteen consecutive trading days ending on, and including, the trading day immediately before the date the holder delivers such notice and (2) the highest daily VWAP per share of Common Stock occurring during the fifteen consecutive trading days ending on, and including, the trading immediately before the date the applicable event of default occurred and (ii) the accrued and unpaid interest on the Convertible Note.

Until the date the Convertible Note is fully repaid, the holder will have, subject to certain exceptions, the right to participate for up to 30% of any offering of debt, equity (other than an offering of solely Common Stock), or equity-linked securities, including without limitation any debt, preferred stock or other instrument or security, of the Company or its subsidiaries.

If the holder elects to convert the Convertible Note, the conversion price per share will be $7.64, subject to customary adjustments for certain corporate events. The conversion of the Convertible Note will be subject to certain customary conditions. The Convertible Note may not be converted into shares of Common Stock if such conversion would result in the holder and its affiliates owning an aggregate of in excess of 4.99% of the then-outstanding shares of Common Stock, provided that upon 61 days’ notice, such ownership limitation may be adjusted by the holder, but in any case, to no greater than 9.99%.

The Company evaluated the embedded features in accordance with ASC 815-15-25 and the determined embedded features are not required to be bifurcated and separately measured at fair value.

Interest expense related to the Convertible Notes described above was $1,757,931 for the nine months ended September 30, 2023. Accrued interest totaled $1,041,388 as of September 30, 2023.

Note Conversion

Pursuant to the Exchange Agreement the Company entered into with High Trail Special Situations LLC on March 8, 2023, the Investor elected, on April 26, 2023, to convert $1.6 million of the remaining outstanding principal amount on the Convertible Note for 153,617 shares of Common Stock of the Company.

On May 1, 2023, the Company entered into a letter agreement with the above referenced accredited Lender (the “Letter Agreement”), pursuant to which the Company and the Investor agreed to exchange or redeem $2.0 million of the remaining outstanding principal amount under the Exchange Note for a total of 445,196 shares of Common Stock of the Company, subject to a Beneficial Ownership Limitation of 4.99% of the Company’s Common Stock. Due to the Beneficial Ownership Limitation of 4.99%, a total of 69,568 shares of Common Stock of the Company were issued to the Investor, with the remaining 375,629 shares held in abeyance until the balance (or portion thereof) may be issued in compliance with such limitations. As a result, the Company recognized a loss on the redemption of $11,609.

The following table summarizes the short-term and long-term portions of the Exchange Note as of September 30, 2023:

(In thousands)	Short-Term	Long-Term	Notes payable, net
Principal	$—	$18,509	$18,509
Unamortized premium	316	298	614
Net carrying amount	$316	$18,807	$19,123

As of September 30, 2023, future minimum payments were as follows:

Years ending December 31 (In thousands),
Remaining 2023	$748
2024	648
2025	18,628
Total future payments	$20,024

AGRIFY CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 8 — Debt (cont.)

Related party debt

On July 12, 2023, the Board of Directors of the Company approved the issuance of an unsecured promissory note (the “Related Party Note”) in favor of GIC Acquisition, LLC (“GIC”), an entity that is owned and managed by the Company’s Chairman and Chief Executive Officer. Pursuant to the Related Party Note, GIC is obligated to lend up to $500,000 to the Company, $300,000 of which was delivered at issuance and the remaining $200,000 delivered on July 31, 2023. The Related Party Note bears interest at a rate of 10% per annum, will mature in full on August 6, 2023, and may be prepaid without any fee or penalty. The Related Party Note ranks junior to all existing secured indebtedness of the Company. The maturity date of the Related Party Note was subsequently amended to December 31, 2023 at which point principal and accrued interest will be repaid in full.

Paycheck Protection Program Loan

Paycheck Protection Program Loans under the Coronavirus Aid, Relief, and Economic Security Act

In May 2020, the Company entered into a PPP Loan with Bank of America pursuant to the PPP under the CARES Act administered by the SBA.

The Company received total proceeds of approximately $0.8 million from the unsecured PPP Loan, which was originally scheduled to mature on May 7, 2022. The Company applied for forgiveness on the $0.8 million of PPP loan, but forgiveness was denied by the SBA. On June 23, 2022, the Company received a letter from Bank of America agreeing to extend the maturity date to May 7, 2025 and the loan bears interest at a rate of 1.00% per year. The PPP loan is payable in 34 equal combined monthly principal and interest payments of approximately $24 thousand that commenced on August 7, 2022.

The breakdown of PPP Loan balances by current and non-current as of September 30, 2023 and December 31, 2022 were as follows:

(In thousands)	Balance Sheet Location	September 30, 2023	December 31, 2022
PPP Loan, current	Long-term debt, current	$328	$255
PPP Loan, non-current	Long-term debt	189	401
Total PPP Loan outstanding		$518	$656

Note 9 — Leases

The determination if any arrangement contained a lease at its inception was done based on whether or not the Company has the right to control the asset during the contract period. The lease term was determined assuming the exercise of options that were reasonably certain to occur. Leases with a lease term of 12 months or less at inception were not reflected in the Company’s balance sheet and those lease costs are expensed on a straight-line basis over the respective term. Leases with a term greater than 12 months were reflected as non-current right-of-use assets and current and non-current lease liabilities in the Company’s consolidated balance sheets.

As the implicit interest rate in its leases was generally not known, the Company’s used its incremental borrowing rate as the discount rate for purposes of determining the present value of its lease liabilities. At September 30, 2023, the Company’s weighted-average discount rate utilized for its leases was 7.39%.

When a contract contained lease and non-lease elements, both were accounted for as a single lease component.

The Company had several non-cancelable finance leases for machinery and equipment. The Company’s finance leases have remaining lease terms of one year to five years.

AGRIFY CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 9 — Leases (cont.)

The Company had several non-cancelable operating leases for corporate offices, warehouses, showrooms, research and development facilities and vehicles. The Company’s leases have remaining lease terms of one year to five years, some of which include options to extend. Some leases include payment for common area maintenance associated with the property.

The Company had several non-cancellable operating leases for corporate offices, warehouses, showrooms, research and development facilities and vehicles. The Company’s leases have remaining lease terms of one year to five years, some of which include options to extend. Some leases include payment for communal area maintenance associated with the property.

Additional information on the Company’s operating and financing lease activity was as follows:

	Three months ended September 30,		Nine months ended September 30,
(In thousands)	2023	2022	2023	2022
Operating lease cost	$205	$293	$709	$828
Finance lease cost:
Amortization of right-of-use assets	21	54	112	148
Interest on lease liabilities	2	7	13	26
Total lease cost	$228	$354	$834	$1,002
	September 30, 2023	December 31, 2022
Weighted-average remaining lease term – operating leases	3.23 years	3.59 years
Weighted-average remaining lease term – finance leases	0 years	2.30 years
Weighted-average discount rate – operating leases	7.39%	6.76%
Weighted-average discount rate – finance leases	—%	7.83%
(In thousands)	Balance Sheet Location	September 30, 2023	December 31, 2022
Assets
Right-of-use assets, net	Right-of-use, net	$2,036	$2,210
Finance lease assets	Property and equipment, net	—	261
Liabilities
Operating lease liabilities, current	Operating lease liabilities, current	669	734
Operating lease liabilities, non-current	Operating lease liabilities, non-current	1,550	1,587
Total operating lease liabilities		$2,219	$2,321

Finance lease liabilities, current	Accrued expenses and other current liabilities	—	152
Finance lease liabilities, non-current	Other non-current liabilities	—	147
Total finance lease liabilities		$—	$299

AGRIFY CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 9 — Leases (cont.)

Maturities of operating and finance lease liabilities as of September 30, 2023 are as follows:

Years ending December 31 (In thousands),	Operating lease	Finance lease
Remaining 2023	$212	$—
2024	782	—
2025	748	—
2026	560	—
2027	202	—
Total minimum lease payments	2,504	—
Less imputed interest	(285)	—
Total lease liabilities	$2,219	$—

Note 10 — Stockholders’ Equity

On July 11, 2022, the Company increased its authorized number of shares to 8,000,000, consisting of: 5,000,000 shares of Common Stock, par value $0.001 per share and 3,000,000 shares of preferred stock, par value $0.001 per share. On January 9, 2020, the Company designated 105,000 shares of the 3,000,000 authorized shares of Preferred Stock, as Series A Convertible Preferred Stock (“Series A Preferred Stock”).

On March 1, 2023, the Company further increased its authorized number of shares to 13,000,000, consisting of: 10,000,000 shares of Common Stock, par value $0.001 per share and 3,000,000 shares of preferred stock, par value $0.001 per share.

Private Placement

On January 25, 2022, the Company entered into a Securities Purchase Agreement (the “Securities Agreement”) with an institutional investor and other accredited investors for the sale by the Company of 12,253 shares (the “SA Shares”) of Common Stock, pre-funded warrants (the “Pre-Funded Warrants”) to purchase up to an aggregate of 7,853 shares of Common Stock and warrants to purchase up to an aggregate of 15,079 shares of Common Stock (the “Common Warrants” and, collectively with the Pre-Funded Warrants, the “SA Warrants”), in a private placement offering. The combined purchase price for one share of Common Stock (or one Pre-Funded Warrant) and the accompanying fraction of a Common Warrant was $1,360.00 per share.

Subject to certain ownership limitations, the SA Warrants are exercisable six months from issuance. Each Pre-Funded Warrant was exercisable into one share of Common Stock (as adjusted from time to time in accordance with the terms thereof). Each Common Warrant is exercisable into one share of Common Stock at a price per share of $1,496.00 (as adjusted from time to time in accordance with the terms thereof) and will expire on the fifth anniversary of the initial exercise date. The institutional investor that received the Pre-Funded Warrants fully exercised such warrants in March 2022.

Raymond Chang, Chairman and Chief Executive Officer (“CEO”) of the Company, and Stuart Wilcox, who formerly served as our Chief Operating Officer, and at the time he was a member of the Company’s Board of Directors, participated in the private placement on essentially the same terms as other investors, except for having a combined purchase price of $1,380.00 per share.

The gross proceeds to the Company from the private placement were approximately $27.3 million, before deducting the placement agent’s fees and other offering expenses, and excluding the proceeds, if any, from the exercise of the SA Warrants.

AGRIFY CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 10 — Stockholders’ Equity (cont.)

Issuance of Common Stock in Connection with Acquisitions

On October 1, 2021, the Company issued an aggregate of 3,332 shares of its Common Stock to the Precision and Cascade shareholders in connection with the Company’s acquisition of Precision and Cascade. On August 17, 2022, the Company issued an additional 435 shares of its Common Stock to the Precision and Cascade shareholders for contingent liabilities.

On December 31, 2021, the Company issued an aggregate of 1,202 shares of its Common Stock to the PurePressure shareholders in connection with the Company’s acquisition of PurePressure. On January 31, 2023, the remaining 372 Holdback Buyer Shares were released, including 6 Holdback Buyer Shares that were withheld to cover a tax indemnification claim in accordance with the Purchase Agreement.

On February 1, 2022, the Company issued an aggregate of 1,491 shares of its Common Stock to the Lab Society shareholders in connection with the Company’s acquisition of Lab Society. On April 28, 2023, the Company issued the remaining 499 Holdback Buyer Shares to the Lab Society Owners in accordance with the Lab Society Merger Agreement.

At The Marketing Offering

On October 18, 2022, the Company entered into the ATM Program with the Agent pursuant to which it may issue and sell, from time to time, shares of its Common Stock having an aggregate offering price of up to $50 million, depending on market demand, with the Agent acting as an agent for sales. The ATM Program allowed the Company to sell shares of Common Stock pursuant to specific parameters defined by the Company as well as those defined by the SEC and the ATM Program agreement. As of December 31, 2022, the Company sold 306,628 shares of Common Stock, under the ATM at an average price of $50.85 per share, resulting in gross proceeds of $15.6 million, and net proceeds of $15.0 million after commissions and fees to the Agent totaling $0.5 million and legal fees totaling $0.1 million. $3.0 million of the proceeds under the ATM Program were used to repay amounts due to the Investor under the Exchange Note. The Company used net proceeds generated from the ATM Program for working capital and general corporate purposes, including repayment of indebtedness, funding its transformation initiatives and product category expansion efforts and capital expenditures. Due to the late filing of this Annual Report on Form 10-K, the Company is no longer eligible to utilize the registration statement on Form S-3 relating to the ATM Program, and does not anticipate any further sales under the ATM Program in the foreseeable future.

Confidentially Marketed Public Offering

On December 16, 2022, the Company issued 594,232 shares of its Common Stock, Pre-Funded 2022 Warrants to purchase 75,000 shares of its Common Stock and accompanying December 2022 Warrants to purchase 1,338,471 shares of the Company’s Common Stock. The Company received net proceeds from the Offering of approximately $8.2 million, after deducting underwriting discounts and commissions and estimated expenses. The Company intends to use the net proceeds from the Offering, together with its existing cash resources, for working capital and general corporate purposes, which may include capital expenditures and repayment of debt.

The Pre-Funded 2022 Warrants were exercisable immediately upon issuance at an exercise price of $0.001 per share and do not have an expiration date. The December 2022 Warrants were exercisable immediately and have a term of exercise equal to five years from the initial exercise date at an exercise price of $13.00 per share. The offering price for the securities was $13.00 per share (or $12.98 for each Pre-Funded 2022 Warrant).

The December 2022 Warrants may not be exercised by the holder to the extent that the holder, together with its affiliates, would beneficially own, after such exercise more than 4.99% of the shares of the Company’s Common Stock then outstanding (subject to the right of the holder to increase or decrease such beneficial ownership limitation upon notice to the Company, provided that such limitation cannot exceed 9.99%) and provided that any increase in the beneficial ownership limitation shall not be effective until the sixty-first day after such notice is delivered.

AGRIFY CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 10 — Stockholders’ Equity (cont.)

The Pre-Funded 2022 Warrants were classified as a component of permanent equity and the December 2022 Warrants were liability-classified and were recorded at the issuance date using a relative fair value allocation method. The Pre-Funded 2022 Warrants are equity-classified because they are freestanding financial instruments that are legally detachable and separately exercisable from the equity instruments, are immediately exercisable, and permit the holders to receive a fixed number of shares of Common Stock upon exercise. In addition, such warrants do not provide any guarantee of value or return. The December 2022 Warrants are liability-classified as there is a volatility floor and these warrants are not indexed to the Company’s own stock.

As of December 31, 2022, the Company valued the December 2022 Warrants using the Black-Scholes option-pricing model and determined the fair value at $5.9 million. The key inputs to the valuation model included the annualized volatility of 98.0% and the expected term of about 5 years.

Raymond Chang, Chairman and CEO, participated in the Offering and purchased 115,385 shares of Common Stock and 230,769 December 2022 Warrants for an aggregate purchase price of approximately $1.5 million.

Additional information regarding the Company’s December 2022 Warrants may be found in Note 1 — Overview, Basis of Presentation, and Significant Accounting Policies and Note 4 — Fair Value Measures, included elsewhere in the notes to the consolidated financial statements.

Note 11 — Stock-Based Compensation and Employee Benefit Plans

2022 Omnibus Equity Incentive Plan

On April 29, 2022, the Company’s Board of Directors, and on June 8, 2022, the Company’s stockholders, adopted and approved the 2022 Omnibus Equity Incentive Plan (the “2022 Plan”), which replaced the 2020 Stock Option Plan (the “2020 Plan”). The 2022 Plan provides for the grant of stock options, stock appreciation right awards, performance share awards, restricted stock awards, restricted stock unit awards, other stock-based awards and cash-based awards. The aggregate number of shares of Common Stock that may be reserved and available for grant and issuance under the 2022 Plan is 26,483 shares, which includes the 10,000 shares authorized under the 2022 Plan, plus the rollover of 16,483 issued and outstanding awards under the 2020 Plan. Shares will be deemed to have been issued under the 2022 Plan solely to the extent actually issued and delivered pursuant to an award. If any award granted under the 2020 Plan or the 2022 Plan expires, is canceled, terminates unexercised or is forfeited, the number of shares subject thereto is again available for grant under the 2022 Plan. The 2022 Plan shall continue in effect, unless sooner terminated, until the tenth anniversary of the date on which it is adopted by the Board of Directors. As of September 30, 2023, there were 13,198 shares of Common Stock available to be granted under the Company’s 2022 Plan.

The Company’s stock compensation expense was $0.5 million and $1.6 million for the three months ended September 30, 2023 and 2022, respectively. The Company’s stock compensation expense was $2.1 million and $3.5 million for the nine months ended September 30, 2023 and 2022, respectively.

Stock Options

Stock options granted under the Company’s 2022 Plan are generally non-qualified and are granted with an exercise price equal to the market price of the Company’s Common Stock on the date of grant. The fair value of each option grant was estimated on the date of the grant using the Black-Scholes option-pricing model. This model incorporates certain assumptions for inputs including a risk-free market interest rate, expected dividend yield of the underlying Common Stock, expected option life, and expected volatility in the market value of the underlying Common Stock. No stock options were granted during the three and nine months ended September 30, 2023 and 2022.

The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. The risk-free interest rate is based upon quoted market yields for United States Treasury debt securities with a term similar to the expected term. The

AGRIFY CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 11 — Stock-Based Compensation and Employee Benefit Plans (cont.)

expected dividend yield is based upon the Company’s history of having never issued a dividend and management’s current expectation of future action surrounding dividends. The Company calculates the expected volatility of the stock price based on the corresponding volatility of the Company’s peer group stock price for a period consistent with the underlying instrument’s expected term. The expected lives for such grants were based on the simplified method for employees and directors.

In arriving at stock-based compensation expense, the Company estimates the number of stock-based awards that will be forfeited due to employee turnover. The Company’s forfeiture assumption is based primarily on its employee turnover historical experience. If the actual forfeiture rate is higher than the estimated forfeiture rate, then an adjustment will be made to increase the estimated forfeiture rate, which will result in a decrease to the expense recognized in the Company’s consolidated financial statements. If the actual forfeiture rate is lower than the estimated forfeiture rate, then an adjustment will be made to lower the estimated forfeiture rate, which will result in an increase to expense recognized in the Company’s consolidated financial statements. The expense the Company recognizes in future periods will be affected by changes in the estimated forfeiture rate and may differ significantly from amounts recognized in the current period.

The following table presents option activity under the Company’s stock option plans for the three and six months ended September 30, 2023:

(In thousands, except share and per share data)	Number of Options	Weighted- Average Exercise Price	Aggregate Intrinsic Value
Options outstanding at January 1, 2023	13,439	$1,518.05	$—
Exercised	(104)	6.67
Forfeited	(83)	—
Expired	(54)	1,213.74
Options outstanding at September 30, 2023	13,198	$1,540.76	$—

Options vested and exercisable as of September 30, 2023	11,379	$1,467.77
Options vested and expected to vest as of September 30, 2023	12,124	$1,498.89

As of September 30, 2023, total unrecognized compensation expense related to unvested options under the Company’s 2022 Plan was $1.3 million, which is expected to be recognized over a weighted average period of 0.46 years.

The following table summarizes information about options vested and exercisable at September 30, 2023:

	Options Vested and Exercisable
Price ($)	Number of Options	Weighted- Average Remaining Contractual Life (Years)	Weighted- Average Exercise Price
$456.00	3,758	5.38	$456.00
$972.00	3,526	5.47	$972.00
$1,536.00	25	9.59	$1,536.00
$1,840.00	146	12.39	$1,840.00
$2,768.00	3,924	10.36	$2,768.00

AGRIFY CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 11 — Stock-Based Compensation and Employee Benefit Plans (cont.)

The following table summarizes information about options expected to vest after September 30, 2023:

	Options Vested and Expected to Vest
Price ($)	Number of Options	Weighted- Average Remaining Contractual Life (Years)	Weighted- Average Exercise Price
456.00	3,758	5.38	$456.00
972.00	3,566	5.47	$972.00
1,536.00	50	9.59	$1,536.00
1,840.00	250	12.39	$1,840.00
2,768.00	4,500	10.36	$2,768.00

Restricted Stock Units

Under the 2022 Plan, the Company may grant restricted stock units to employees, directors and officers. The restricted stock units granted generally vest equally over periods ranging from one to three years. The fair value of restricted stock units is determined based on the closing market price of the Company’s Common Stock on the date of grant. Compensation expense related to the restricted stock units is recognized using a straight-line attribution method over the vesting period.

	Number of Shares	Weighted- Average Grant Date Fair Value
Unvested at December 31, 2022	7,691	$230.75
Vested	(2,406)	230.80
Forfeited	(3,100)	230.80
Unvested at September 30, 2023	2,185	$230.80

As of September 30, 2023, total unrecognized compensation expense related to unvested restricted stock units was $0.7 million, which is expected to be recognized over a weighted average period of 2.10 years.

2022 Employee Stock Purchase Plan

On April 29, 2022, the Company’s Board of Directors, and on June 8, 2022, the Company’s stockholders, adopted and approved the 2022 Employee Stock Purchase Plan (“ESPP”). The Company has initially reserved 2,500 shares of Common Stock for issuance under the ESPP. On September 30, 2023, 2,500 shares were available for future issuance.

Under the ESPP, eligible employees are granted options to purchase shares of Common Stock at the lower of 85% of the fair market value of the stock at the time of grant or 85% of the fair market value at the time of exercise. Options to purchase shares are granted twice yearly on or about August 1 and February 1 and are exercisable on or about the succeeding January 31 and July 31, respectively, of each year. No participant may purchase more than $25 thousand worth of Common Stock annually. No Common Stock was granted under the 2022 ESPP during the three and nine months ended September 30, 2023.

Employee Benefit Plan

The Company maintains an employee’s savings and retirement plan under Section 401(k) of the Internal Revenue Code (the “401(k) Plan”). All full-time U.S. employees become eligible to participate in the 401(k) Plan. The Company’s contribution to the 401(k) Plan is discretionary. During the three and nine months ended September 30, 2023, the Company did not contribute to the 401(k) Plan.

AGRIFY CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 12 — Stock Warrants

The following tables present all warrant activity of the Company for the nine months ended September 30, 2023 and 2022:

	Number of Warrants	Weighted- Average Exercise Price
Warrants outstanding at December 31, 2022	1,530,001	$38.07
Exercised	(35,000)	—
Warrants outstanding at September 30, 2023	1,495,001	$38.07
	Number of Warrants	Weighted- Average Exercise Price
Warrants outstanding at December 31, 2021	1,358	$4.00
Granted	128,476	427.00
Exercised	(8,295)	0.20
Warrants outstanding at September 30, 2022	121,539	$451.40

The Company received proceeds from the exercise of cashless warrants of $0 for the three and nine months ended September 30, 2023, and $1 thousand and $2 thousand for the three and nine months ended September 30, 2022, respectively.

Note 13 — Income Taxes

The Company’s effective income tax rate was 0.0% and 0.2% for the nine months ended September 30, 2023 and 2022, respectively. The provision for (benefit from) income taxes was $0 and $0.2 million for the nine months ended September 30, 2023 and 2022, respectively. The difference between the Company’s effective tax rates for the 2023 and 2022 periods and the U.S. statutory tax rate of 21% was primarily due a valuation allowance recorded against certain deferred tax assets. The change in the provision for (benefit from) income taxes for the nine months ended September 30, 2023 compared to the nine months ended September 30, 2022 was primarily due to a recording of a valuation allowance on the company’s net deferred tax assets.

Note 14 — Net Loss Per Share

Net loss per share calculations for all periods have been adjusted to reflect the Company’s reverse stock splits. Net loss per share was calculated based on the weighted-average number of the Company’s Common Stock outstanding.

Basic net loss per share is calculated using the weighted-average number of Common Stock outstanding during the periods. Diluted net loss per share is computed by giving effect to all potential shares of Common Stock, including outstanding stock options, stock related to unvested restricted stock units, and outstanding warrants to the extent dilutive. Net loss per share, assuming dilution, is equal to basic net loss per share because the effect of dilutive securities outstanding during the periods, including options and warrants computed using the treasury stock method, is anti-dilutive.

AGRIFY CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 14 — Net Loss Per Share (cont.)

The components of basic and diluted net loss per share were as follows:

	Three months ended September 30,		Nine months ended September 30,
(In thousands, except share and per share data)	2023	2022	2023	2022
Numerator:
Net loss attributable to Agrify Corporation	(2,092)	(57,413)	(19,224)	(130,235)
Denominator:
Weighted-average common shares outstanding –	1,649,741	133,526	1,426,016	129,832
Net loss per share attributable to Common Stockholders – basic and diluted	$(1.27)	$(429.98)	$(13.48)	$(1,003.10)

The Company’s potential dilutive securities, which include stock options, restricted stock units, and warrants, have been excluded from the computation of diluted net loss per share as the effect would be to reduce the net loss per share. Therefore, the weighted-average number of Common Shares outstanding used to calculate both basic and diluted net loss per share attributable to Common Stockholders is the same. The Company excluded the following potential Common Stock equivalents presented based on amounts outstanding at each period end, from the computation of diluted net loss per share attributable to Common Stockholders for the periods indicated because including them would have had an anti-dilutive effect:

	Nine months ended September 30, 2023	Nine months ended September 30, 2022
Shares subject to outstanding stock options	11,379	14,286
Shares subject to unvested restricted stock units	2,185	8,965
Shares subject to outstanding warrants	1,495,001	121,539
	1,508,565	144,790

Note 15 — Commitments and Contingencies

Legal Matters

Bud & Mary’s Litigation

On September 15, 2022, the Company provided a notice of default to Bud & Mary’s and certain related parties notifying such parties that Bud & Mary’s was in default of its obligations under the Bud & Mary TTK Agreement. On October 5, 2022, Bud & Mary’s filed a complaint in the Superior Court of Massachusetts in Suffolk County, naming the Company as the defendant. Bud & Mary’s is seeking, among other relief, monetary damages in connection with alleged unfair or deceptive trade practices, breach of contract and conversion arising from the Agreement. While the Company believes the claim is without merit and will continue to vigorously defend itself against Bud & Mary’s allegations, litigation is inherently unpredictable and there can be no assurance that the Company will prevail in this matter.

During the third quarter of 2022, the Company deemed it necessary to fully reserve for the outstanding $14.7 million note receivable balance due to the current litigation and the uncertainty of the customer’s ability to repay the balance. The $14.7 million represents the amount of the contingent loss that the Company has determined to be reasonably possible and estimable. The actual cost of resolving this matter may be higher or lower than the amount the Company has reserved.

If the Company is unable to realize revenue from its TTK Solution offerings on a timely basis or at all, or if it incurs an additional loss as a result of the Bud & Mary’s claim, the Company’s business and financial performance will be adversely affected. On November 14, 2022, the Company filed its answers and affirmative defenses to the Bud &

AGRIFY CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 15 — Commitments and Contingencies (cont.)

Mary’s complaint and counterclaims. The Company is seeking, among other relief, monetary damages in connection with the breach of contract, breach of the implied covenant of good faith and fair dealing, unjust enrichment, and enforcement of the guarantees. Bud & Mary’s is permitted to file an amended complaint during October 2023, and Agrify will be permitted to make responsive filings, which may include an answer and counterclaim.

Bowdoin Construction Corp. Litigation

On February 22, 2023, Bowdoin Construction Corp. (“Bowdoin”) filed a complaint (the “Bowdoin Complaint”) in the Superior Court of Massachusetts in Norfolk County naming the Company, Bud & Mary’s and certain related parties as defendants, captioned Bowdoin Construction Corp. v. Agrify Corporation, Bud & Mary’s Cultivation, Inc. and BMLC2, LLC, case no. 2382CV00173. The Bowdoin Complaint relates to a construction contract between Bowdoin and the Company relating to the property that is the subject of the Bud & Mary’s Complaint, and alleges breach of contract by Bud & Mary’s and by the Company due to nonpayment of approximately $6.3 million due under the contract and related indemnification claims and mechanics’ liens. The Company is entitled to indemnification by Bud & Mary’s and intends to vigorously defend this claim.

Mack Molding Co.

In December 2020, the Company entered into a five-year supply agreement with Mack Molding Co. (“Mack”) pursuant to which Mack will become a key supplier of VFUs. In February 2021, the Company placed a purchase order with Mack amounting to approximately $5.2 million towards the initial production of VFUs during 2021. Since February 2021, the Company increased the purchase order with Mack to approximately $26.5 million towards production of VFUs during 2021 and 2022. The Company believed the supply agreement with Mack would provide the Company with increased scaling capabilities and the ability to meet the potential future demand of its customers more efficiently. The supply agreement contemplates that, following an introductory period, the Company will negotiate a minimum percentage of the VFU requirements that the Company will purchase from Mack each year based on the agreed-upon pricing formula. The introductory period is not time-based but rather refers to the production of an initial number of units after which the parties have rights to adjust pricing and negotiate a certain minimum requirements percentage. The Company believed this approach would result in both parties making a more informed decision with respect to the pricing and other terms of the supply agreement with Mack.

On October 11, 2022, the Company received a $9.4 million invoice from Mack for inventory purchased on the Company’s behalf to build VFUs. As part of the terms of the contract manufacturing agreement, Mack had the contractual right to bill the Company for any inventory that had aged greater than nine months. Due to the slowdown in the demand for the VFUs and the lack of a demand forecast that the Company could provide to the vendor, Mack exercised the right to invoice the Company for the slow-moving inventory. As of December 31, 2022, the Company owed Mack $8.4 million for purchased inventory on behalf of the Company to produce VFUs, which is included in accounts payable in the consolidated balance sheet.

On March 2, 2023, Mack filed an arbitration action seeking the amounts owed to Mack for purchased inventory. On October 27, 2023, and effective as of October 18, 2023, Mack and the Company entered into a Modification and Settlement Agreement with respect to the dispute. See Note 17 — Subsequent Events.

TRC Electronics Litigation

The Company was named as a defendant in a complaint filed by TRC Electronics, Inc. (“TRC”) on April 13, 2023 in the United States District Court for the Eastern District of Pennsylvania. In the Complaint, TRC asserts two causes of action against the Company: (1) breach of contract, and (2) promissory estoppel. TRC’s claims are based on allegations that the Company failed to make payments due under three purchase orders for commercial electronics parts. TRC seeks damages in the amount of $565,210, plus attorneys’ fees, costs, and post-judgment interest. The Company has filed an answer denying liability on TRC’s claims and is proceeding with discovery.

AGRIFY CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 15 — Commitments and Contingencies (cont.)

Sinclair Scientific Litigation

On June 15, 2023, the Company and its wholly-owned subsidiary Precision Extraction Newco, LLC (“Precision”), filed an Amended Verified Complaint in the Court of Chancery of the State of Delaware against Sinclair Scientific, LLC (“Sinclair”) and certain individual defendants (the “Delaware Action”). The claims filed in the Delaware Action concern various breaches of the Plan of Merger and Equity Purchase Agreement dated September 29, 2021, by and between the Company, Sinclair, Mass2Media, LLC, and certain of their members (the “Merger Agreement”). In response to the Delaware Action, certain of the defendants filed counterclaims for breach of contract and declaratory judgment against the Company and Precision alleging breach of the Merger Agreement. The Company and Precision filed an answer to the counterclaims denying all liability on the claims and discovery in the Delaware Action has recently commenced.

Other Litigation

In September 2023, the Company settled a legal dispute with a specific customer which resulted in the recognition of a gain of approximately $0.9 million, of which $0.3 million was paid in October 2023, with the remaining approximate $0.6 million to be paid in equal monthly installments, beginning in January, 2024. This gain was recognized as part of Other expense, net per the Condensed Consolidated Statement of Operations for the quarter ended September 30, 2023, with the approximate $0.9 million receivable balance recognized as part of Prepaid expenses and other current assets, per the Condensed Consolidated Balance Sheet, as of September 30, 2023. The settlement also resulted in the return of equipment to the Company, in October 2023.

In addition to the above, the Company entered into several additional vendor settlement agreements during the quarter ended September 30, 2023, which resulted in an aggregate gain being recognized for the quarter ended September 30, 2023, and a corresponding reduction in accounts payable owing by the Company, as of September 30, 2023, of approximately $1 million.

Commitments

Supply Agreement with Mack Molding Co.

In December 2020, the Company entered into a five-year supply agreement with Mack Molding Co. (“Mack”) pursuant to which Mack would become a key supplier of VFUs. In February 2021, the Company placed a purchase order with Mack amounting to approximately $5.2 million towards the initial production of VFUs during 2021. Since February 2021, the Company increased the purchase order with Mack to approximately $26.5 million towards production of VFUs during 2021 and 2022. The Company believed the supply agreement with Mack would provide the Company with increased scaling capabilities and the ability to meet the potential future demand of its customers more efficiently. The supply agreement contemplates that, following an introductory period, the Company will negotiate a minimum percentage of the VFU requirements that the Company will purchase from Mack each year based on the agreed-upon pricing formula. The introductory period is not time-based but rather refers to the production of an initial number of units, after which the parties have rights to adjust pricing and negotiate a certain minimum requirements percentage. The Company believed this approach would result in both parties making a more informed decision with respect to the pricing and other terms of the supply agreement with Mack.

On October 11, 2022, the Company received a $9.4 million invoice from Mack for inventory purchased on the Company’s behalf to build VFUs. As part of the terms of the contract manufacturing agreement, Mack had the contractual right to bill the Company for any inventory that had aged greater than nine months. Due to the slowdown in the demand for the VFUs and the lack of a demand forecast that the Company could provide to the vendor, Mack exercised the right to invoice the Company for the slow-moving inventory. As of June 30, 2023, the Company owed

AGRIFY CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 15 — Commitments and Contingencies (cont.)

Mack $8.4 million for purchased inventory on behalf of the Company to produce VFUs, which is included in accounts payable in the consolidated balance sheet. On October 27, 2023, and effective as of October 18, 2023, Mack and the Company entered into a Modification and Settlement Agreement with respect to the dispute. See Note 17 — Subsequent Events.

Distribution Agreements with Related Party — Bluezone Products, Inc.

On September 7, 2019, the Company entered into a distribution agreement with Bluezone Products, Inc. (“Bluezone”) for distribution rights to the Bluezone products with certain exclusivity rights. The agreement requires minimum purchases amounting to $0.5 million and $0.6 million for the first and second contract anniversary years. The agreement auto-renews for successive one-year periods unless earlier terminated. In March 2021, the Company notified Bluezone of the non-renewal of the agreement which means it ended on May 31, 2021. The Company exceeded the minimum purchase amount for the first year and purchased approximately $0.3 million of the committed $0.7 million second-year purchases through December 31, 2021. Bluezone is a related party to the Company.

Committed Purchase Agreement with Related Party–4D Bios, Inc.

On September 18, 2021, the Company entered into an amended purchase agreement with 4D Bios, Inc. (“4D”) to secure purchases of horticultural equipment. The original agreement required minimum purchases of between $577 dollars and $607 dollars per unit of 4D products until December 31, 2020. The amended agreement requires minimum purchases of $582 dollars per unit with a final payment of approximately $0.9 million paid to 4D. 4D is a related party to the Company. The Company settled all outstanding commitments, leaving no open committed purchases as of December 31, 2021.

Committed Purchase Agreement with Related Party — Ora Pharm

In June 2022, the Company entered into an agreement with Ora Pharm (“Ora”) pursuant to which Ora will purchase approximately $1.6 million in equipment from the Company, and Ora may purchase software services from the Company in the future. Stuart Wilcox, the Company’s former Chief Operating Officer, is the Chairman of Ora.

Other Commitments and Contingencies

The Company is potentially subject to claims related to various non-income taxes (such as sales, value-added, consumption, and similar taxes) from various tax authorities, including in jurisdictions in which the Company already collects and remits such taxes. If the relevant taxing authorities successfully pursue these claims, the Company could be subject to additional tax liabilities.

Refer to Note 8 — Debt, included elsewhere in the notes to the consolidated financial statements for details of the Company’s future minimum debt payments. Refer to Note 9 — Leases, included elsewhere in the notes to the consolidated financial statements for details of the Company’s future minimum lease payments under operating and financing lease liabilities. Refer to Note 13 — Income Taxes, included elsewhere in the notes to the consolidated financial statements for information regarding income tax contingencies.

AGRIFY CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 16 — Related Parties

Some of the officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities that become available.

The following table describes the net purchasing (sales) activity with entities identified as related parties to the Company:

	Three months ended September 30,		Nine months ended September 30,
(In thousands)	2023	2022	2023	2022
Bluezone	$—	$—	$4	$5
Cannae Policy Group	—	—	—	25
Topline Performance Group	—	1	(1)	71
NEIA	—	—	(43)	(1,763)
Greenstone Holdings	—	212	(2)	392
Valiant Americas, LLC	—	1,315	—	11,120

The following table summarizes net related party (payable) receivable as of September 30, 2023 and December 31, 2022:

(In thousands)	September 30, 2023	December 31, 2022
Bluezone	$(4)	$—
Valiant Americas, LLC	1	(1)
Topline Performance Group	—	1

On July 12, 2023, the Company issued an unsecured promissory note in favor of GIC Acquisition, LLC, an entity that is owned and managed by the Company’s Chairman and Chief Executive Officer. Refer to footnote 8 for further disclosure related to this Related Party Note.

Note 17 — Subsequent Events

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were issued.

Nasdaq Deficiency Notices

The Nasdaq granted the Company an exception until October 16, 2023, to file its 2022 Form 10-K and First and Second Quarter 2023 Forms 10-Q (the “Delayed Reports”). The Nasdaq Notice had no immediate effect on the listing of the Company’s Common Stock on The Nasdaq Stock Market LLC. The Company filed its 2022 Form 10-K, First Quarter 2023 Form 10-Q and Second Quarter 2023 Form 10-Q, on November 28, 2023, November 28, 2023 and December 12, 2023, respectively.

On October 17, 2023, the Company received the Staff Determination from the Listing Qualifications Department of Nasdaq notifying the Company that it was not in compliance with Nasdaq’s continued listing requirements under the Listing Rule as a result of its failure to file the Delinquent Reports in a timely manner. The Company timely requested a hearing before the Nasdaq Hearings Panel (the “Panel”), and the Panel scheduled a hearing for January 11, 2024.

Mack Molding Modification Agreement

On October 27, 2023, and with an effective date as of October 18, 2023, the Company entered into a Modification and Settlement Agreement (the “Modification Agreement”) with Mack Molding Company (“Mack”). Pursuant to the Modification Agreement, the Company and Mack agreed to settle an outstanding dispute under the Supply Agreement between the parties dated December 7, 2020 (the “Supply Agreement”). The Modification Agreement requires the Company to make payments of $500,000 and $250,000 to Mack on or before November 1, 2023 and February 15,

AGRIFY CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 17 — Subsequent Events (cont.)

2024, respectively. The Company has made the first of these two payments in the amount of $500,000. Following the November 1, 2023 payment, the Company is entitled to take possession of certain Vertical Farming Units (“VFUs”) that were assembled under the Supply Agreement. The Modification Agreement also requires the Company to purchase from Mack a minimum of 25 VFUs per quarter for each quarter during 2024 and a minimum of 50 VFUs per quarter for the six quarters beginning with the first quarter of 2025. The Company is required to pay a storage fee of $25,000 per month for VFUs subject to the Modification Agreement.

Additionally, as part of the Modification Agreement, the Company agreed to issue to Mack a warrant to purchase 750,000 shares of Common Stock. The warrant has an exercise price of $4.00 per share, was exercisable upon issuance, has a term of three years from the date of issuance, and is exercisable on a cash basis unless at the time of exercise there is no effective registration statement for the resale of the underlying shares, in which case the warrant may be exercised on a cashless exercise basis at Mack’s election.

Note Purchase

On October 27, 2023, CP Acquisitions LLC (the “New Lender”), an entity affiliated with and controlled by Raymond Chang, the Company’s Chief Executive Officer, purchased the Exchange Note and the Convertible Note from their holder (the “Note Purchase”). In connection with the Note Purchase, the New Lender has agreed to waive any events of default under the acquired notes through December 31, 2023 and to enter into an agreement with the Company to extend the maturity date thereon to December 31, 2025.

Warrant Issuance

On October 27, 2023, as a condition precedent to the Note Purchase, the Company entered into a letter agreement (the “Letter Agreement”) with the holder of the Exchange Note and the Convertible Note. Pursuant to the agreement, the Company agreed to exchange $3.0 million in principal and approximately $1.1 million in accrued but unpaid interest outstanding under the Exchange Note to purchase 2,809,669 shares of common stock (the “Exchange Warrant”). Additionally, the Company agreed to exchange the 375,629 shares of common stock held in abeyance for the Investor under the terms of the Letter Agreement for a warrant to purchase 375,629 shares of common stock (the “Abeyance Warrant”).

Each warrant has an exercise price of $0.001 per share, was exercisable upon issuance, has a term of five years from the date of issuance and is exercisable on a cash basis or on a cashless exercise basis at the holder’s election.

The Exchange Warrant provides that in the event that Raymond Chang or his affiliates acquire securities from the Company, exercise convertible securities or amend the terms of convertible securities at a purchase or conversion price lower than $1.46, then the number of shares of common stock underlying Exchange Warrant will be increased to an amount equal to $3.0 million divided by such purchase or conversion price, subject to proportional adjustment in the event the Exchange Warrant has been partially exercised. Additionally, in the event that the Company has not issued equity securities in exchange for gross proceeds of at least $3.0 million to Mr. Chang or his affiliates (subject to certain offsets) by the third calendar day after the date when the Company receives stockholder approval, then on December 26, 2023, the number of shares of common stock underlying Exchange Warrant will be increased to an amount equal to $3.0 million divided by the Minimum Price as defined under Nasdaq listing rules, subject to proportional adjustment in the event the Exchange Warrant has been partially exercised.

The Letter Agreement requires that the Company issue equity securities to Mr. Chang or his affiliates for aggregate gross proceeds of at least $3.0 million, minus any funds advanced by Mr. Chang to the Company since July 1, 2023.

AGRIFY CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 17 — Subsequent Events (cont.)

Note Amendment and Secured Promissory Note

On October 27, 2023, GIC and the Company amended and restated the Related Party Note (the “Restated Related Party Note”). Pursuant to the terms of the Restated Related Party Note, the Maturity Date was extended until December 31, 2023 and the Company granted a security interest in the Company’s assets that ranks junior to the Exchange Note and the Convertible Note.

Concurrent with the Restated Related Party Note, the Company issued a junior secured promissory note (the “Junior Secured Note”) to the New Lender. Pursuant to the Junior Secured Note, the New Lender will lend up to $3,000,000 to the Company, of which $2,000,000 was drawn. The Junior Secured Note bears interest at a rate of 10% per annum, will mature in full on December 31, 2023, and may be prepaid without any fee or penalty. The Junior Secured Note is a secured obligation of the Company that ranks junior to the notes acquired in the Note Purchase

On December 4, 2023, the New Lender and the Company amended and restated the Junior Secured Note (the “Junior Secured Note Amendment”). Pursuant to the terms of the Junior Secured Note Amendment, the maximum principal amount that may be loaned by CP to the Company was increased to $4,000,000.

2,760,000 Shares of Common Stock and
Pre-Funded Warrants to Purchase 3,963,684 Shares of
Common Stock

PROSPECTUS

ALEXANDER CAPITAL, L.P.

February 28, 2024